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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shun tak Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 2 1 2007
THOMSON FINANCIAL

FILE NO. 82- 03357 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/16/07

SHUN TAK HOLDINGS LIMITED
信德集團有限公司



Annual Report 2006 年報

Contents



Arctic Tern

The Arctic tern is famous for its acrobatic flair, remarkable perseverance and strong team spirit. It is known as the champion globetrotting bird. The Arctic tern travels between their breeding grounds in the Arctic region and their wintering grounds in the Antarctic annually, pursuing the perpetual daylight of the poles' summer sun.

Corporate Information

Board of Directors
Dr. Stanley Ho
Group Executive Chairman

Sir Roger Lobo
Independent Non-Executive Director

Mr. Norman Ho
Independent Non-Executive Director

Mr. Charles Ho
Independent Non-Executive Director

Mr. Yeh V-Nee
Independent Non-Executive Director

Dato' Dr. Cheng Yu Tung
Non-Executive Director

Mrs. Mok Ho Yuen Wing, Louise
Non-Executive Director

Ms. Pansy Ho
Managing Director

Ms. Daisy Ho
Deputy Managing Director

Dr. Ambrose So
Executive Director

Mr. Patrick Huen
Executive Director

Mr. Anthony Chan
Executive Director

Ms. Maisy Ho
Executive Director

Mr. David Shum
Executive Director

Audit Committee
Mr. Norman Ho
Chairman of the Audit Committee

Sir Roger Lobo

Mrs. Mok Ho Yuen Wing, Louise

Mr. Yeh V-Nee

Remuneration Committee
Ms. Pansy Ho
Chairman of the Remuneration Committee

Sir Roger Lobo

Mr. Norman Ho

Mr. Charles Ho

Mr. Yeh V-Nee

Ms. Daisy Ho

Company Secretary
Ms. Angela Tsang

Registered Office
Penthouse, 39th Floor, West Tower
Shun Tak Centre
200 Connaught Road Central
Hong Kong
Tel: (852) 2859 3111
Fax: (852) 2857 7181
Web site: www.shuntakgroup.com
E-mail: enquiry@shuntakgroup.com

Auditors
H.C. Watt & Company Limited

Solicitors
Norton Rose

Principal Bankers
Bank of China (Hong Kong) Limited
The Hongkong and Shanghai Banking Corporation Limited
Bank of China, Macau Branch
Calyon, Hong Kong Branch
BNP Paribas, Hong Kong Branch
China Construction Bank, Hong Kong Branch
Industrial and Commercial Bank of China (Asia) Limited
Agricultural Bank of China, Hong Kong Branch

Share Registrars and Transfer Office
Computershare Hong Kong Investor Services Limited
Rooms 1712-1716
17th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

ADR Depositary
The Bank of New York

Share Listing
The Company's shares are listed on The Stock Exchange of Hong Kong Limited, traded in the form of American Depositary Receipts on the OTC market in the United States.

Corporate Profile

Shun Tak Holdings Limited ("The Group") is a leading listed conglomerate with core businesses in the transportation, property, hospitality and investment sectors. It has a strong established presence in Macau.

Established in 1972, the Group (HKSE 242) has been listed on the Hong Kong Stock Exchange since 1973 and is currently a constituent stock in the MSCI Hong Kong Index and the Hang Seng HK MidCap Index.

Transportation

The Group's origins date back to 1961 to the inauguration of a ferry service between Hong Kong and Macau with the incorporation of a shipping company. In a strategic move in 1999 to strengthen its shipping business and expand market share, the Group successfully merged its shipping operation with that of CTS-Parkview Holdings Limited to create a combined entity carrying the brand name "TurboJET", which is operated and managed by Shun Tak — China Travel Shipping Investments Limited.

TurboJET offers passengers speedy, reliable and comfortable sea travel services across major destinations within the Pearl River Delta ("PRD"), linking major cities such as Hong Kong, Macau and Shenzhen.

Today, TurboJET boasts one of the largest fleets of high-speed passenger ferries in Asia and is the only operator offering 24-hour high-speed ferry services between Hong Kong and Macau. TurboJET has been commanding the market-leading position on the popular Hong Kong-Macau route for over 40 years.

As a result of the vibrant economic development of major destinations within the PRD, including notably Macau, both international and regional passenger traffic continue to increase significantly. TurboJET's ferry service has experienced tremendous growth and achieved a record-high volume of 12.5 million passengers in 2006, representing a year-on-year growth of 13%. The passenger volume on the favoured Hong Kong — Macau route reached 11 million passengers in 2006, representing an increase of 13% over 2005 and a record-high achievement since TurboJET's establishment in 1999.

In 2003, TurboJET launched a unique inter-regional network comprising a ferry service that links major international airports within the PRD under the brand name "TurboJET Sea Express", which connects the Hong Kong International Airport with air passengers to and from Shenzhen and Macau and further strengthens the Group's ferry business and its market leadership.

In 2006, a joint venture company of the Group signed an agreement with The Airport Authority Hong Kong to provide management services at SkyPier, the cross-boundary ferry terminal at Hong Kong International Airport scheduled for completion in 2008.

On land, the Group's joint venture company, Shun Tak & CITS Coach (Macao) Limited, operates coach services in Macau and provides cross-boundary coach services directly linking cities in Guangdong Province with Macau.

In January 2006, the Group entered into an agreement with Air Macau Company Limited and China National Aviation Company Limited to form a new Macau-based, low-cost airline, called Macau Asia Express Limited, which will serve destinations in mainland China and other parts of Asia.

This expanded network spanning sea, land and air creates for the Group a unique and strategic international multi-modal transportation network, which serves as a strong platform for the Group to capitalise on the increasing passenger traffic in the PRD and other parts of Asia in the years to come.

Property

The Group has a prominent and successful track record in the property markets in Macau and Hong Kong.

The Group owns one of the largest land banks in Macau among Hong Kong-listed companies. It is an important player in Macau's property market with a host of property development projects in planning, construction or launch phases.

One Central, which is the Group's joint venture with Hongkong Land Holdings Limited, is located at a prime site on the waterfront of Macau Peninsula. The sale of its residential portion, One Central Residences, received a phenomenal success following its launch in late 2006.

Nova City in Taipa is one of the largest luxurious residential developments in Macau with Phase One virtually sold out by end of 2006. This is the Group's joint development project with Hopewell Holdings Ltd and Sociedade de Turismo e Diversões de Macau, S.A. ("STDM").

The Group is currently developing Harbour Mile which is a mixed-use property development project at a prime site in Nam Van of Macau. Subject to approval from the Gaming Inspection and Coordination Bureau of Macau, a casino will be built within the Harbour Mile complex and will be leased to Sociedade de Jogos de Macau, S.A. ("SJM"), one of the three gaming concessionaires licensed to operate casinos in Macau.

The Group also plays a prominent role in the Hong Kong property market with a portfolio comprising commercial, residential and retail property ventures. The Group's latest residential project is Radcliffe in Pokfulam comprising exclusive duplex apartments. In addition to The Belcher's and Liberté, Chatham Gardens is another of the Group's residential property development projects.

The Group also provides quality property management services for multi-functional residential, commercial, industrial and hospitality properties in both Hong Kong and Macau.

Hospitality

The Group was a pioneer in introducing top-tier hotel services to Macau through its investments in Mandarin Oriental Macau and Westin Resort Macau.

A 6-star hotel, which is to be operated by the Mandarin Oriental Hotel Group, will be built in One Central. A new luxury hotel will also be built in Harbour Mile to complement the casino and the nearby Macau Tower Convention & Entertainment Center ("Macau Tower"). This hotel will target the increasing number of business travelers resulting from Macau's booming meetings, incentives, conventions and exhibitions industry. Managed by the Group, the award-winning Macau Tower is an established landmark and a major tourist attraction in Macau.

The Group has won a tender from the Hong Kong SAR Government to build and operate the Hong Kong SkyCity Marriott Hotel jointly with a strategic partner. First phase of the project is scheduled for completion in 2008.

Investment

The Group holds significant and diversified investments in Macau and Hong Kong, including a 15.8% consolidated interest in STDM. STDM has been driving Macau's dynamic economic development for decades and owns an 80% equity interest in SJM.

Group Profile



Transportation
Property
Hospitality
Investment

Dr. Stanley Ho
G.B.S.
Group Executive Chairman
aged 85

The Group's founder and executive chairman, Dr. Stanley Ho has been a director of the Company since its incorporation in 1972. He is also a director of a number of the Company's subsidiaries.

Dr. Ho is a director of Shun Tak Shipping Company, Limited*, Innowell Investments Limited*, Alpha Davis Investments Limited*, chairman of the publicly-listed Melco International Development Limited up to 15 March 2006, and chairman of the publicly-listed Value Convergence Holdings Limited.

Dr. Ho is currently president of The Real Estate Developers Association of Hong Kong. He is also honorary lifetime chairman of The University of Hong Kong Foundation for Educational Development and Research, a member of the Court of The Hong Kong Polytechnic University, as well as a founding honorary life chairman and a director of the PolyU Development Foundation.

He is a vice patron of the Community Chest of Hong Kong, a member of the board of trustees and Advisory Council of The Better Hong Kong Foundation, and a patron of the Society of the Academy for Performing Arts.

Dr. Ho was awarded the Gold Bauhinia Star by the Hong Kong SAR Government in 2003.

In Macau, Dr. Ho is the managing director of both Sociedade de Turismo e Diversões de Macau, S.A.* and Sociedade de Jogos de Macau, S.A., vice-chairman of the board of directors of Macau International Airport Company Limited, chairman of the Board of Directors of Seng Heng Bank Limited, chairman of the Board of Directors of Macau Horse Racing Company, Limited, member of Economic Council of Macau SAR Government and a trustee of Macau Foundation.

Dr. Ho is a Standing Committee member of the 10th National Committee of the Chinese People's Political Consultative Conference.

Dr. Ho is the father of Ms. Pansy Ho, the managing director of the Company, Ms. Daisy Ho, the deputy managing director of the Company and Ms. Maisy Ho, an executive director of the Company. He is also the brother of Mrs. Mok Ho Yuen Wing, Louise, a non-executive director of the Company.

* *Shun Tak Shipping Company, Limited, Innowell Investments Limited, Alpha Davis Investments Limited and Sociedade de Turismo e Diversões de Macau, S.A. are substantial shareholders of the Company.*

Sir Roger Lobo
C.B.E., LL.D., J.P.
Independent Non-Executive Director
aged 84

Sir Roger Lobo has been an independent non-executive director of the Company since 1994. He is also a member of the Audit Committee and the Remuneration Committee of the Company. He is a vice-patron of the Community Chest of Hong Kong and The Society of Rehabilitation and Crime Prevention, Hong Kong. He is also a member of the Board of Trustees of Business and Professionals Federation of Hong Kong and a council member of Caritas Hong Kong.

Sir Roger Lobo is an independent non-executive director of Melco International Development Limited, PCCW Limited and a director of Johnson & Johnson (Hong Kong) Limited.

Mr. Norman Ho
F.C.P.A.
Independent Non-Executive Director
aged 51

Mr. Norman Ho has been an independent non-executive director of the Company since 2004. He is also a member of the Audit Committee and the Remuneration Committee of the Company. With effect from 1 January 2007, Mr. Ho was appointed as the chairman of the Audit Committee.

Mr. Ho is an executive director of Honorway Investments Limited and Tak Hung (Holding) Company Limited and has over 20 years of experience in management and property development. He is also a director of CITIC Pacific Limited, Hong Kong Ferry (Holdings) Company Limited, Lee Hing Development Limited, Miramar Hotel and Investment Company, Limited, Starlight International Holdings Limited, Tai Fook Securities Group Limited, New World Mobile Holdings Limited and Macau Prime Properties Holdings Limited. He is a member of the Institute of Chartered Accountants in England and Wales, and a Fellow of the Hong Kong Institute of Certified Public Accountants.

Mr. Charles Ho
Independent Non-executive Director
aged 57

Mr. Charles Ho was appointed an independent non-executive director and a member of the Remuneration Committee of the Company with effect from 10 November 2006.

Mr. Ho is the chairman and an executive director of Sing Tao News Corporation Limited. He is also the chairman of Hong Kong Tobacco Company Limited. Mr. Ho contributes much to public affairs. He is a member of the Standing Committee of the Chinese People's Political Consultative Conference and an economic consultant to the Shandong Provincial Government of the People's Republic of China ("PRC"). He is also an honorary trustee of Peking University and a trustee of University of International Business and Economics in the PRC. He was previously an independent non-executive director of China Petroleum and Chemical Corporation and China National Aviation Company Limited.

Mr. Yeh V-Nee
BA, JD, American Attorney-at-law
Independent Non-executive Director
aged 48

Mr. Yeh V-Nee was appointed an independent non-executive director and a member of the Audit Committee and Remuneration Committee of the Company with effect from 1 January 2007.

Mr. Yeh graduated from the School of Law at Columbia University and was admitted as a member of the California Bar Association in 1984. He is the executive chairman of Hsin Chong Construction Group Ltd.; an independent non-executive director of Arnhold Holdings Limited, Kingway Brewery Holdings Limited and Next Media Limited; and a non-executive director of Yu Ming Investments Limited, all of which are listed companies in Hong Kong. He is also a co-founder of Value Partners Limited and the non-executive chairman of Argyle Street Management Limited. Mr. Yeh was a council member of The Stock Exchange of Hong Kong Limited ("SEHK") until its merger into Hong Kong Exchanges and Clearing Limited and remained a member of the SEHK's Listing Committee until May 2006. He was a member of the Listing Committee of the China Securities Regulatory Commission from 1999 through 2003. Mr. Yeh also sits on the Takeovers and Mergers Panel, the Takeovers Appeal Committee and the SFC Dual Filing Advisory Group of the Securities and Futures Commission.

Mr. Robert Kwan
M.A. (CANTAB), F.C.A., F.C.P.A., retired C.P.A., J.P.
Independent Non-Executive Director
aged 70

Mr. Robert Kwan has been an independent non-executive director of the Company since 1994. He is also the chairman of the Audit Committee and a member of the Remuneration Committee of the Company during the year. Mr. Kwan is an ex-chairman of Deloitte Touche Tohmatsu, Certified Public Accountants.

Mr. Kwan is an independent non-executive director of Cheung Kong (Holdings) Limited. Mr. Kwan was previously an independent non-executive director of Melco International Development Limited up to 15 March 2006 and Pak Fah Yeow International Limited up to 19 July 2006.

Mr. Kwan resigned as independent non-executive director, chairman of the Audit Committee and member of the Remuneration Committee of the Company with effect from 1 January 2007.

Dato' Dr. Cheng Yu Tung
DPMS, LLD (Hon), DBA (Hon), DSSc (Hon)
Non-Executive Director
aged 81

Dr. Cheng Yu Tung has served as a director of the Company since 1982.

He is also a director of Shun Tak Shipping Company, Limited* and an appointed representative of a corporate director of Sociedade de Turismo e Diversões de Macau, S.A.*

Dr. Cheng is chairman of New World Development Company Limited, New World Hotels (Holdings) Limited, Chow Tai Fook Enterprises Limited and Melbourne Enterprises Limited and a director of Hang Seng Bank Limited and Lifestyle International Holdings Limited.

* *Shun Tak Shipping Company, Limited and Sociedade de Turismo e Diversões de Macau, S.A. are substantial shareholders of the Company.*

Mrs. Mok Ho Yuen Wing, Louise
Non-Executive Director
aged 78

Mrs. Louise Mok has been a non-executive director of the Company since 1999. She is also a member of the Audit Committee of the Company.

Mrs. Mok is a director of Sociedade de Turismo e Diversões de Macau, S.A.*

Mrs. Mok is the sister of Dr. Stanley Ho, the Group executive chairman. She is also the aunt of Ms. Pansy Ho, the managing director of the Company, Ms. Daisy Ho, the deputy managing director of the Company and Ms. Maisy Ho, an executive director of the Company.

* *Sociedade de Turismo e Diversões de Macau, S.A. is a substantial shareholder of the Company.*

Ms. Pansy Ho
Managing Director
aged 44

Ms. Pansy Ho was appointed an executive director of the Group when she joined in 1995, and was appointed the managing director in 1999 to oversee the Group's overall strategic development and management. She is also the chairman of the Executive Committee of the Board of Directors and the Remuneration Committee of the Company; and a director of a number of subsidiaries of the Company.

Ms. Ho is the chief executive officer and a director of Shun Tak - China Travel Shipping Investments Limited and is directly in charge of the Group's shipping business. She is a director of Shun Tak Shipping Company, Limited*, Innowell Investments Limited*, Megaprosper Investments Limited*, Alpha Davis Investments Limited* and Sociedade de Turismo e Diversões de Macau, S.A.* She is also the chairman of Macau Tower Convention & Entertainment Centre; an executive director of Air Macau Company Limited; a director of Macau Asia Express Ltd; and an independent non-executive director of Sing Tao News Corporation Limited.

For community services, Ms. Ho is an advisory council member of The Better Hong Kong Foundation; one of the founding honorary advisors and a board director of The University of Hong Kong Foundation for Educational Development & Research Ltd; a vice chairperson of Hong Kong Federation of Women and an advisory board member of UNDP – Peace & Development Foundation.

In China, Ms. Ho is a committee member of The Chinese People's Political Consultative Conference of Beijing; a standing committee member of All-China Federation of Industry & Commerce and a vice president of the Chamber of Tourism of the Federation; a vice chair-person of China Society for Promotion of the Guangcai Program; and an executive committee member of The 11th Session of Beijing Women's Federation. In Macau, she is a member of Macau SAR Tourism Development Committee .

Ms. Ho holds a Bachelor's degree in marketing and international business management from the University of Santa Clara in the United States.

Ms. Ho is the daughter of Dr. Stanley Ho, the Group executive chairman as well as the sister of Ms. Daisy Ho and Ms. Maisy Ho, who are respectively the deputy managing director and an executive director of the Company. She is also a niece of Mrs. Mok Ho Yuen Wing, Louise, a non-executive director of the Company.

* *Shun Tak Shipping Company, Limited, Innowell Investments Limited, Megaprosper Investments Limited, Alpha Davis Investments Limited and Sociedade de Turismo e Diversões de Macau, S.A. are substantial shareholders of the Company.*

Ms. Daisy Ho
Deputy Managing Director
aged 42

Ms. Daisy Ho joined the Group in 1994 and was appointed an executive director of the Company that year. She became the Group's deputy managing director and chief financial officer in 1999. Ms. Ho is a member of the Executive Committee of the Board and Remuneration Committee of the Company and a director of a number of the Company's subsidiaries.

In addition to participating in the Group's strategic planning and development, Ms. Ho is also responsible for the Group's overall financial activities, as well as property sales and investments.

Ms. Ho is a director of Shun Tak Shipping Company, Limited*, Innowell Investments Limited*, Megaprosper Investments Limited* and Alpha Davis Investments Limited*.

Ms. Ho is also an executive committee member of The Real Estate Developers Association of Hong Kong; a member of the Hong Kong Institute of Real Estate Administration; Advisory Council of the Canadian International School of Hong Kong; Hong Kong Advisor to The Dean's Advisory Board of University of Toronto; and a Governor of The Canadian Chamber of Commerce in Hong Kong.

Ms. Ho holds a Master of Business Administration degree in finance from the University of Toronto and a Bachelor's degree in marketing from the University of Southern California.

Ms. Ho is the daughter of Dr. Stanley Ho, the Group executive chairman and the sister of Ms. Pansy Ho, the managing director of the Company and Ms. Maisy Ho, an executive director of the Company. She is also a niece of Mrs. Mok Ho Yuen Wing, Louise, a non-executive director of the Company.

* *Shun Tak Shipping Company, Limited, Innowell Investments Limited, Megaprosper Investments Limited and Alpha Davis Investments Limited are substantial shareholders of the Company.*

Dr. Ambrose So
Executive Director
aged 56

Dr. Ambrose So joined the Group in 1975 and has been an executive director of the Company since 1991. He is also a director of a number of the Company's subsidiaries. He is a founding honorary director of the University of Hong Kong Foundation for Educational Development and Research. Dr. So is a committee member of the 10th National Committee of the Chinese People's Political Consultative Conference and the Vice President of the Chinese Culture Promotion Society.

Dr. So holds a Bachelor's degree in Science from the University of Hong Kong and a Doctoral degree in Management Studies.

Mr. Patrick Huen
Executive Director
aged 65

Mr. Patrick Huen joined the Group in 1979 and has been an executive director of the Company since 1991. He is also a member of the Executive Committee of the Board of Directors and a director of a number of the Company's subsidiaries.

Mr. Huen is also the C.E.O. of Seng Heng Bank Limited; an executive director of Macau International Airport Company Limited and Estoril Sol, SGPS, a company listed on the Lisboa Stock Exchange in Portugal. He is a fellow member of the UK Chartered Institute of Bankers and a member of the Hong Kong Securities Institute. He is also a member of the Economic Council of Macau SAR.

Mr. Anthony Chan
Executive Director
aged 59

Mr. Anthony Chan joined the Group in 1987 and has been an executive director of the Company since 1991. He is also a director of a number of the Company's subsidiaries.

Mr. Chan is a director of The Real Estate Developers Association of Hong Kong; president of the Advisory Council of the Hong Kong Association for the Advancement of Real Estate and Construction Technology; and a fellow member of both the Property Consultant Society UK and the Hong Kong Institute of Real Estate Administration. He is responsible for the Group's property development in mainland China.

Mr. Chan has been appointed as a committee member of The Chinese People's Political Consultative Conference, Guangdong Province.

Ms. Maisy Ho
Executive Director
aged 39

Ms. Maisy Ho joined the Group in 1996 and has been an executive director of the Company since 2001. She is also a member of the Executive Committee of the Board of Directors and a director of a number of the Company's subsidiaries.

Since joining the Group, she has been responsible for overseeing the strategic planning and operations of the property management division.

In Hong Kong, Ms. Ho is an Executive Director of Hong Kong United Youth Association; Council Member of Hong Kong Institute of Real Estate Administration; Standing Committee Member of The Chinese General Chamber of Commerce Young Executive Committee; and Honourable President of 10th Hong Kong Junior Police Call. She is a member of The Real Estate Developers Association of Hong Kong; an associate of The Hong Kong Institute of Facility Management; and member of International Professional Security Association (Hong Kong). Ms Ho is also a holder of Estate Agent's Licence (Individual).

In China, she is a committee member of The Chinese People's Political Consultative Conference of Liao Ning Province; committee member of Beijing Youth Federation; and vice-chairman of Jilin Youth Federation and Jilin Youth Entrepreneurs' Organization respectively.

Ms. Ho holds a Bachelor's degree in mass communication and psychology from Pepperdine University, U.S.A.

Ms. Ho is the daughter of Dr. Stanley Ho, the Group executive chairman and the sister of Ms. Pansy Ho, the managing director of the Company and Ms. Daisy Ho, the deputy managing director of the Company. She is also a niece of Mrs. Mok Ho Yuen Wing, Louise, a non-executive director of the Company.

Mr. David Shum
Executive Director
aged 52

Mr. David Shum joined the Group in 1992 and has been an executive director of the Company since 2004. He is also a member of the Executive Committee of the Board of Directors and a director of a number of the Company's subsidiaries. He is responsible for the investment activities of the Group.

Mr. Shum is a director of Sociedade de Turismo e Diversões de Macau, S.A. *

Mr. Shum holds a Master's degree in Business Administration from the University of California, Berkeley, U.S.A.

* *Sociedade de Turismo e Diversões de Macau, S.A. is a substantial shareholder of the Company.*

Financial Highlights and Dividend Schedule

Financial Highlights

	2006 (HK$'000)	2005 (HK$'000)
Turnover	**2,508,804**	2,489,018
Profit attributable to equity holders of the Company	**663,916**	364,390
Total equity	**10,736,773**	8,963,126
Earnings per share *(HK cents)*		
— basic	**31.0**	17.5
— diluted	**29.7**	16.8
Dividends per share *(HK cents)*	**12.5**	7.0
Net asset value per share *(HK$)*	**4.9**	4.3

The calculation of basic earnings per share is based on the weighted average number of 2,144,226,359 shares (2005: 2,082,792,925 shares) in issue during the year. The calculation of diluted earnings per share is based on the weighted average number of 2,232,941,133 shares (2005: 2,164,035,541 shares) in issue after adjusting for the effects of all dilutive potential ordinary shares.

Dividend Schedule

Announcement of final dividend	16 April 2007
Deadline for lodging of all transfers	8 June 2007 - 4:30pm
Closure of register of members	11 June to 14 June 2007
Annual General Meeting	14 June 2007
Posting of dividend warrant to shareholders	28 June 2007


Macau Asia Express
Signing Ceremony · 簽約儀式

January

- The Group announced its investment in Macau Asia Express Limited, a new Macau-based, low-cost air carrier, which targets to launch the first commercial service in 2007. Other investors are China National Aviation Company Limited and Air Macau Company Limited, the enclave's flagship carrier. The Group has an attributable interest of 31.4% in the new air carrier.

February

- The Group's TurboJET ferry service achieved a record-high sailing frequency during Chinese New Year, 321 trips with approximately 65,000 passengers in a single day, of which 88% were on the popular Hong Kong-Macau route.



March

- The Group obtained a seven-year, HK$5 billion syndicated loan with more than 20 major international and local financial institutions for financing One Central and Harbour Mile development projects. The syndicated loan is one of the largest syndicated loans for funding Macau comprehensive property development projects and is the largest corporate loan in the history of the Group.



May

- The Group became one of the constituent stocks of MSCI Hong Kong Index.
- The Group launched the pre-sale activity of Nova City Phase II, the luxurious residential development in Macau, to positive public response.



June

- The Group and its strategic partner, Dragages Hong Kong Limited, entered into an agreement with The Airport Authority Hong Kong to develop The Hong Kong SkyCity Marriott Hotel, a 658-room five-star hotel which forms part of the Hong Kong International Airport's SkyCity development. The Group holds a 70% interest in the hotel project.
- The Group formed a joint-venture partnership with ISS Hong Kong Services Limited, a subsidiary of Europe-based ISS Group, to offer commercial and residential cleaning services in Macau.



July

- The Group established Macau Matters Company Limited, a wholly-owned subsidiary, to explore and develop merchandising and retailing opportunities which complement the Group's core businesses. The Group's first international licensed store, Toys "R" Us — Macau, opened in Macau Tower.

September

- The Group became one of the constituent stocks of the Hang Seng HK MidCap Index.



October

- Superstructure works for Nova City Phase III commenced.
- The Group established a Macau corporate office to serve as the headquarters to support the management, marketing and sales activities of the Group's businesses and developments in Macau.
- Macau Matters Company Limited announced the opening of the first Warner Brothers Studio Store in Macau, located in Macau Tower, offering quality retail merchandise with cartoon and movie themes.


Residences

November

- The Group concluded two private en bloc sales of residential units at the luxurious One Central Residences to two institutional investors. The en bloc sales were immediately followed by the public launch which received a phenomenal response, with more than 95% of the total number of residential units sold by the end of 2006.
- Hong Kong International Airport Ferry Terminal Services Limited, a 40%-owned joint venture of the Group, entered into an agreement with The Airport Authority Hong Kong to provide management services at SkyPier, the Hong Kong International Airport's new permanent cross-boundary ferry terminal scheduled for completion in 2008.



December

- Pre-sale activity of Nova City Phase III was launched to encouraging results.
- TurboJET ferry service achieved record-breaking traffic since its inception in 1999, with 11 million passengers in 2006 and a year-on-year growth of 13% on the Hong Kong — Macau route.
- The Group launched an exciting 233-meter bungy jump adventure activity at Macau Tower. This bungy jump is listed in the Guinness World Records as the world's highest commercial bungy jump facility.
- The Travel Awards of TTG Asia, the leading travel trade publication in Asia Pacific, designated Macau Tower, managed by the Group, as the region's Best Theme Attraction for the second consecutive year.
- Westin Resort Macau won "The Best Service Hotel" and "The Most Luxurious Hotel" awards in the "MasterCard The Best of Macau 2006" campaign. It was also voted the "Best Business Hotel in Macau" by readers of Business Traveller China magazine for the second consecutive year.


GUINNESS WORLD RECORDS
CERTIFICATE



February

- Macau Tower was awarded the "Tourism Medal of Merit" by the Macau SAR Government in recognition of its role in promoting tourism in the enclave through its popular attractions and adventure activities.



The Group's well-established presence and extensive service network in the Pearl River Delta region were strengthened in the past year by the buoyant economy of Macau where the Group has significant diversified investments. During the year, the Group embarked on insightful initiatives that extended its core businesses in promising long-term directions, with new additions in air travel and retail ventures.

The Group's profit attributable to shareholders for the year ended 31 December 2006 was HK$663.9 million (2005: HK$364.4 million), a year-on-year increase of 82.2%. Basic earnings per share were 31.0 cents (2005: HK 17.5 cents).

Subject to approval by our shareholders at the Annual General Meeting on 14 June 2007, the Directors recommend a final dividend of HK 8.0 cents per share (2005: HK 4.5 cents per share). In addition to the interim dividend of HK 4.5 cents per share previously paid (2005: HK 2.5 cents), the total dividend for the year amounted to HK 12.5 cents per share (2005: HK 7.0 cents).

Stimulated by the catalytic effect of Macau's dynamic transformation into a regional entertainment and business destination, the Group's transportation division achieved a record-high passenger volume of 11 million passengers on its Hong Kong-Macau route since TurboJET's establishment in 1999. The TurboJET Sea Express service connecting Hong Kong International Airport ("HKIA") with air passengers to and from Macau and Shenzhen also reported record-high passenger volumes. In November 2006, a joint venture company under the Group's transportation division signed an agreement with The Airport Authority Hong Kong to provide management services at SkyPier, the HKIA's new permanent cross-boundary ferry terminal. The land transportation arm purchased new coaches to meet passenger demand for its coach services in the Pearl River Delta ("PRD").

In another initiative to expand its transportation and hospitality interests, the Group announced in January an investment in Macau Air Express Limited ("MAX"), a new Macau-based air carrier that will offer travelers regional budget air service. Other strategic partners in this investment are China National Aviation Company Limited and Air Macau Company Limited, the enclave's flagship carrier. Utilizing a highly competitive cost model, MAX will offer individual passengers value-for-money flights on new routes from Macau to mainland China and other Asia destinations.

The Group's multi-modal transportation platform and network in PRD connecting sea, land and air solidifies the Group's leadership in a regional and international transportation network, and positions it to benefit from increasing connectivity and catchment within PRD and internationally.

The growth of Macau's overall economy has stimulated the need for quality housing in prime and convenient locations. The Group's property developments in Macau address this demand, which is expected to remain strong. Market response to the Group's luxurious development on the Macau NAPE waterfront, One Central Residences, has been remarkable. In November, the property division concluded two en bloc sales of the first available units to two institutional investors, followed by the public launch. By December 2006, more than 95% of the total number of residential units had been sold, demonstrating the market's confidence in this development and setting a benchmark for Macau's luxury property sector. One Central Residences is part of the One Central joint-venture development with Hongkong Land Holdings Limited. This project, in which the Group holds a 51% interest, will also include an up-scale retail mall, serviced apartments and a luxurious hotel.

The pre-sale of Nova City Phase II, the Group's property project in Taipa Macau, was launched in May to favourable response. Superstructure works for Nova City Phase III commenced in October. Pre-sale of these units was strategically launched in December and the unit price has increased since then.

Harbour Mile, the Group's flagship Nam Van mixed-use development project adjacent to Macau Tower, is designed to encompass residential towers, serviced apartments, a shopping mall, a hotel and a casino. The Group is in discussion with Macau SAR Government to finalise the development plan. With the neighboring Macau Tower, Harbour Mile is designed to become a vibrant and dominant shopping and entertainment hub along the Macau waterfront.

The Group's acclaimed hotel investments, Mandarin Oriental Macau and Westin Resort Macau, are well-positioned to benefit from Macau's business and leisure visitor growth. In addition to One Central and Harbour Mile in Macau, the Group's hotel investments expanded to Hong Kong with the joint development Hong Kong SkyCity Marriott Hotel, now under construction at HKIA.

The Group's strategic investment in STDM continued to generate substantial dividends in 2006. The Group believes that its various ventures with STDM will strengthen its leadership role in serving Macau's visitors and residents.

In March 2006, the Group obtained a seven-year, HK$5 billion syndicated loan facility to finance its One Central and Harbour Mile development projects. The loan issue was over-subscribed with participation by more than 20 major international and local financial institutions. The loan is one of the largest syndicated loans for funding comprehensive property development projects in Macau and is the largest corporate loan in the history of the Group. As at 31 December 2006, the Group had a net cash surplus of approximately HK$2.6 billion.

Given Macau's rapid economic growth and the promising potential of the Group's activities and investments there, the Group established a Macau corporate office in October 2006. The office serves as the headquarters to support the management, marketing and sales activities of the Group's businesses and developments in Macau.

In the immediate years ahead, the Group will continue to work on the residential, hotel and entertainment facilities that it is now developing in Macau and Hong Kong. These projects are poised to attract residents, visitors and investors. Leveraging its extensive experience in transportation, hospitality and property development, the Group will actively drive economic development in the region, particularly in Macau. The Group is committed to strengthening Macau's connection to mainland China and the world through its core business activities.

The Group's management and staff have demonstrated continuing commitment to improving core businesses and leadership in extending the Group's expertise in new directions. I sincerely thank them for their efforts during the past year, as well as our shareholders and business partners for their strong support.

Stanley Ho
Group Executive Chairman
16 April 2007



expansive network



Transportation


CITS

The Group's visionary international, multi-modal transportation system continues to evolve. Its growing network of transportation links in the Pearl River Delta provides sea, land and air services to facilitate economic and cultural exchanges across the region.

Growth in tourist travel to and within the Pearl River Delta ("PRD") region continued to accelerate during 2006, particularly travel to Macau where tourist arrivals reached more than 21 million people for the year, a year-on-year increase of 18%.



Shun Tak-China Travel Shipping Investments Limited ("STCTS"), the Group's shipping operation and one of the largest high-speed ferry operators in Asia, has been the market leader on the popular Hong Kong-Macau route for over four decades. Operating under the name of "TurboJET", the division owns and operates a fleet of 32 vessels and is the only operator offering 24-hour ferry services between Hong Kong and Macau.

Reflecting the growing popularity of Macau's new and expanding attractions, TurboJET recorded a 13% increase in total passenger volume in 2006 to over 12.5 million passengers. The passenger volume on the well-traveled Hong Kong-Macau route reached 11 million passengers in 2006, representing an increase of 13% over 2005 and a record-high milestone since TurboJET's establishment in 1999. Despite high fuel prices, the transportation division recorded a 26% year-on-year growth in operating profit to HK$237 million for the year ended 31 December 2006 (2005: HK$188 million).

Travelers continued to respond enthusiastically to the TurboJET Sea Express service between Hong Kong International Airport and key PRD destinations, including airports in Macau and Shenzhen. The service enables passengers to transit conveniently without Hong Kong customs and immigration formalities. The service has achieved continuing growth and passenger volume in 2006, achieving an increase of 28% as compared to 2005.



Shenzhen
Macau
Hong Kong
Hong Kong International Airport
TurboJET Sea Express
TurboJET



The Group continued to explore and develop the most advantageous ways to enhance passenger convenience through its international multi-modal transportation network in the PRD region with Macau as the hub. In November 2006, Hong Kong International Airport Ferry Terminal Services Limited, in which STCTS owns a 40% interest, entered into an agreement with The Airport Authority Hong Kong to provide management services at SkyPier, the Hong Kong International Airport's new permanent cross-boundary ferry terminal scheduled for completion in 2008. The terminal is one of the key features of the SkyCity development, the major business and leisure development of the Hong Kong International Airport.

In a major initiative that extended its transportation network to air travel, the Group announced a joint venture with China National Aviation Company Limited to hold a 49% interest in a new Macau-based airline, Macau Asia Express Limited (MAX). MAX is a 51% subsidiary of Air Macau Company Limited, the enclave's flagship carrier. MAX plans to commence its operations in 2007 to destinations in mainland China and other parts of Asia and to offer individual travelers value-for-money flights and travel packages.

Established in 2005, Shun Tak & CITS Coach (Macao) Limited operates coach service within Macau and cross-boundary to several major cities in the Guangdong Province. The company acquired additional coaches in 2006 to accommodate increasing passenger demand.

With the robust economic development in the PRD region, and the complementary growth of leisure and business travel there, the transportation division has broadened its regional sales distribution network to capture a greater share of the passenger market. The Group anticipates continuing increased revenues and long-term growth from its sea, land and air transportation network as it expands the scope of its services and extends its reach in the region.


TurboJET 噴射飛航
TurboJET & Asia Miles Partnership Ceremony
噴射飛航 及「亞洲萬里通」結盟儀式

strategic positioning





Property


Residences

Through its outstanding property sales and planned property developments in Macau, the Group has forged a leadership role in the property market in Macau. Its property investments offer significant opportunity for growth.

During the year, the Group's property development projects recorded significant progress and achieved strong results. The Group recognised a profit of HK$328 million from the completion of Nova City Phase I in 2006, representing the Group's 25% share of profit from the development as included in the Group's share of results of associates.



In addition to this contribution, the Group recorded an operating profit of HK$84 million from its property division for the year ended 31 December 2006, as compared to HK$146 million in 2005, since completed development projects were mostly sold in previous years and new projects are currently under development.

With the successful launch of pre-sale of One Central Residences in November 2006, the joint venture development will provide substantial contribution to the Group in the future.

In Macau

One Central

One Central is the Group's joint-venture development with Hongkong Land Holdings Limited on a prime Macau NAPE waterfront site. Foundation works for One Central had been completed and superstructure works were commenced in March 2007. The development, which offers unobstructed scenic views of Nam Van Lake, comprises approximately 1.6 million square feet of luxury residential and serviced apartments, an upscale retail mall of about 400,000 square feet and a 210-room luxury hotel that will be managed by the Mandarin Oriental Hotel Group. The development is scheduled for completion in 2009. The Group holds a 51% interest in the development.





In November 2006, the Group concluded two private en bloc sales of the first available residential units at One Central Residences to two institutional investors, followed by the successful public launch. The launch of One Central Residences received an overwhelming response with more than 95% of the total number of residential units sold by end of 2006.

Nova City

Nova City is one of the largest luxury property developments in Macau. Its deluxe clubhouse and landscaped gardens for Nova City Phase I, II and III, spanning 210,000 square feet, are among the largest in Macau's residential developments.

Almost all residential units of Nova City Phase I were sold by the end of 2006, while hand-over of units to individual purchasers commenced in September 2006.

Superstructure works for the four residential towers of Nova City Phase II commenced in October 2005 with completion scheduled for mid-2007. Superstructure works for Nova City Phase III, also comprising four residential towers, commenced in October 2006 and completion in stages is scheduled for 2008. Pre-sale activities of Nova City Phase II and III were launched in May and December, respectively. Public response to both pre-sale activities was strong with more units launched during the first quarter of 2007. As at 31 March 2007,



more than 90% and 60% of the total number of units of Phase II and III had been sold, respectively. The successful pre-sales are expected to provide continuing contributions to the Group upon completion of the units sold. Remaining phases of the development are under planning.

Harbour Mile

Harbour Mile, the Group's flagship development on the Nam Van site which is centrally situated on the waterfront adjacent to Macau Tower, is under planning. Harbour Mile is designed to encompass residential towers, serviced apartments, a shopping mall, a hotel and a casino. Harbour Mile will be linked to Macau Tower and its shopping centre will connect the components of the mixed-use development. The Group [illegible] with Macau SAR [illegible] plan.



The Nam Van site, near the proposed Macau-Taipa tunnel and easily accessible by a new eight-lane driveway, is designed to become a vibrant new town centre in Macau where residents and visitors can dine, entertain and shop in a welcoming atmosphere. Subject to approval from the Gaming Inspection and Coordination Bureau of Macau, a portion of the Harbour Mile complex will be leased to Sociedade de Jogos de Macau, S.A. for casino operation.

Cotai Site

The Group is in discussion with the Macau SAR Government on its plan to develop a site in Cotai with Sociedade de Turismo e Diversões de Macau, S.A. ("STDM") in place of the originally announced site in Taipa. The Group holds an 80% interest in the development and STDM holds the remaining 20%. Total developable floor area of the site, which is zoned for hospitality and entertainment uses, is the same as that of the previous site amounting to approximately 2.1 million square feet.

In Hong Kong and mainland China

Radcliffe (formerly 120 Pokfulam Road)

Superstructure works for Radcliffe, a luxurious residential development featuring 10 exclusive duplex apartments of over 3,000 square feet each, commenced in September 2005 with completion scheduled for second quarter of 2007.





Chatham Gardens

After acquiring all 140 units of Chatham Gardens in Kowloon, the Group completed demolition works in September 2006. Design of the residential towers and commercial podium is in progress. Construction works are expected to commence in late 2007 with scheduled completion in 2010.



The Westwood

The Westwood, a large-scale modern commercial podium with over 220,000 square feet at The Belcher's, is the largest shopping complex in Western Mid-Levels and popular for its one-stop shopping convenience. Public accessibility to the shopping complex will be enhanced with the construction of the University Station of the Mass Transit Railway (MTR), scheduled for completion in 2012. The property has generated satisfactory rental and management income for the Group since its opening.

Liberté Place

Liberté Place, a commercial complex in West Kowloon, recorded a remarkable occupancy rate of 98% in 2006. Accessibility to the commercial complex will be enhanced by completion of a connecting passage to the Lai Chi Kok MTR Station, scheduled for completion in 2009.

Guangzhou Shun Tak Business Centre

Guangzhou Shun Tak Business Centre, which is located in Guangzhou, comprises a 32-storey office tower and a six-storey shopping arcade. The property recorded satisfactory leasing performance during the year.

Property Services

Shun Tak Property Management Limited ("STPML"), the Group's property management division, provides comprehensive quality services for a diversified range of multi-functional residential, commercial and industrial properties. The division's management portfolio extends to approximately 12 million square feet in Hong Kong and Macau, including over 9 million square feet of residential properties. STPML is the first Hong Kong company awarded an ISO9001 certificate in Macau.

The division has embarked on several initiatives to enhance the synergy among its core services. In June 2006, the division formed a joint-venture partnership with ISS Hong Kong Services Limited, a subsidiary of Europe-based ISS Group, the world's largest facility services provider. The new operation provides a comprehensive range of cleaning services to commercial and residential developments in Macau that enhance working and living environments. The division also provides lifestyle concept services under the brand name "Living Matters". It promotes quality living for clients in Hong Kong and Macau through an extensive range of privileged personal services, including interior decoration, concierge services and floral design services.

With the addition of properties to its management portfolio and complementary initiatives in property cleaning and lifestyle concept services, the division anticipates significant future revenue growth.




vibrant
experiences



Hospitality



The Group operates an exciting and popular spectrum of leisure activities in Macau, the emerging Pearl River Delta entertainment hub. Its hospitality services anticipate and meet the growing demand from leisure and business travelers for quality facilities.



Macau's robust economic expansion, forecast to strengthen even further in the next several years, fosters long-term growth potential for the Group's hospitality division. The division reported an operating profit of HK$27 million for 2006 (2005: HK$28 million).

With the impending completion and opening of new entertainment attractions, convention facilities and hotels in Macau, the continuing increase in visitor growth is expected to be a long-term trend. The Group's acclaimed 50%-owned Mandarin Oriental Macau ("Mandarin") and 34.9%-owned Westin Resort Macau ("Westin") hold prominent positions in the luxurious hotel market of Macau and recorded satisfactory business growth in 2006. Mandarian registered an outstanding year due largely to its success in obtaining large-scale business and major event bookings. Mandarin increased its average room rate by 12% over 200

Westin reported a 5% increase in average room rate. Westin won "The Best Service Hotel" and "The Most Luxurious Hotel" awards in the "MasterCard The Best of Macau 2006" campaign. The Westin was also voted the "Best Business Hotel in Macau" by readers of Business Traveller China magazine for the second consecutive year.

The Macau Golf & Country Club ("MGCC"), Macau's premier golf club adjacent to the Westin, recorded satisfactory performance during the year. Westin, together with MGCC, is the only resort in Hong Kong and Macau that offers international standard 18-hole golf facilities.

The Group's joint development project, Hong Kong SkyCity Marriott Hotel, is located in the eastern section of SkyCity, the major business and leisure development of Hong Kong International Airport on Lantau Island. The new five-star waterfront hotel will be developed in two



phases for a total of up to 1,000 rooms with 658 rooms in the first phase. The Group holds a 70% interest in the project. Dragages Hong Kong Limited, our partner for this project, is the main construction contractor of the hotel. Foundation works commenced in November 2006 and completion of the first phase of the hotel project is scheduled for the second half of 2008. The hotel will be managed by Marriott Hotels International B.V.



MACAU TOWER
BUNGY
233M
THE WORLD'S HIGHEST

Macau Tower Convention & Entertainment Center ("Macau Tower"), managed by the Group, is a uniquely popular tourist attraction and preferred site for banqueting, business conventions, conferences and exhibitions. The Travel Awards of TTG Asia, the leading travel trade publication in Asia Pacific, designated Macau Tower as the Asia Pacific region's Best Theme Attraction in 2006, the second year that Macau Tower has won this award. In February 2007, Macau Tower was also awarded the Tourism Medal of Merit by the Macau SAR Government for its outstanding contribution to Macau tourism.

Over 4.5 million people have visited Macau Tower since its opening in 2001. Its major attractions include a 338-meter-high observation deck and SkyJump, a 233-meter controlled-descent decelerator facility. Following the enthusiastic response to SkyJump, the division launched an exciting new Bungy Jump adventure activity at Macau Tower in December 2006. Both SkyJump and Bungy Jump [illegible] Records as the world's [illegible] as.

The Group's hospitality division anticipates that the performance and reputation of its high-quality facilities and services will be further enhanced as a result of Macau's dynamic growth. The division is committed to exploring opportunities to improve and expand its offerings in Macau.




acute
insight

Investment



The Group is well-positioned to initiate mutually synergistic and beneficial new ventures with STDM, including a proposed revenue-sharing casino in the Harbour Mile development in Macau.

Riding on its extensive transportation, tourism and hospitality experience, the Group is one of the leaders in driving the interaction and growth of these crucial sectors in the economic development of the Pearl River Delta region, particularly in Macau. The Group will continue to pursue premium investment opportunities to strengthen the region's resources, while enhancing the Group's position as a leading regional conglomerate.



The Group owns a consolidated interest in Sociedade de Turismo e Diversões de Macau, S.A. ("STDM") of approximately 15.8%. In 2006, the Group recognized HK$108.5 million in ordinary dividends declared by STDM for the year 2005, an increase of 16.3% over 2005. STDM owns an 80% interest in Socideade de Jogos de Macau, S.A. ("SJM"), one of the gaming concessionaires granted a concession to operate casinos in Macau by the Macau SAR Government in 2002.

In addition to its gaming activities, STDM holds interests in several hotels in Macau, Macau International Airport and Air Macau Company Limited, the enclave's flagship carrier. STDM is also active in major property development and infrastructure projects, including Nova City, in which the Group also owns a 25% direct interest. STDM owns Macau Tower, for which the Group has held an operational and property management agreement since its opening in 2001.





The Group is in discussion with the Macau SAR Government for its plan to develop a strategically-located site in Cotai with STDM in place of the originally announced site in Taipa. The Group holds an 80% interest in the development and STDM holds the remaining 20%.

The Group has an indirect interest in SJM and plans to lease to SJM approximately 200,000 square feet in the Nam Van development for operation of a casino, subject to approval from Macau's Gaming Inspection and Coordination Bureau. Under the lease arrangement, SJM will pay rental to the Group on a revenue-sharing basis.

In July 2006, the Group's retail arm, Macau Matters Company Limited ("MMCL"), was set up to pursue consumer-related opportunities resulting from the increasing affluence of Macau residents and the rapid growth in Macau visitor arrivals. During the year, MMCL opened two major retail outlets in Macau Tower, Toys "R" Us — Macau and the first Warner Brothers Studio Store in Macau, offering quality retail merchandise with cartoon and movie themes. These retail attractions are expected to benefit from the abundant potential of Macau's growing retail market.



As a caring and responsible corporate citizen, the Group is active in community service and supports a wide range of charitable activities to improve the social well-being of the communities in Hong Kong and Macau.



Oxfam
Hong Kong
STATE STREE
SHUN TAK
Shun Tak Group
信德集團
SHUN TAK
Shun Tak Group
信德集團



1
2
3
4
5
6
7

caption:

1. *Oxfam Trailwalker*
2. *Po Leung Kuk Elderly Home Visit*
3. *Girl Guides Celebrity Challenge*
4. *Helping Hand Elderly Home Visit*
5. *The Community Chest Treasure Hunt Corporate Challenge*
6. *Walks for Millions 2006*
7. *The Community Chest Walks for Millions — New Territories Walk*

During 2006, the Group sponsored and encouraged staff participation in MTR HONG KONG Race Walking 2006; Oxfam Trailwalker; Girl Guides Celebrity Challenge; Walks for Millions 2006; Hebe Haven Yacht Club 24-hour Charity Dinghy Race; Salvation Army Hong Kong and Macau O! Day; Treasure Hunt Corporate Challenge and Walks for Millions of the Community Chest of Hong Kong.

The Shun Tak Volunteer Team co-ordinated the efforts of the Group to benefit the community by paying visits to elderly homes of Po Leung Kuk and Helping Hand. The Group's employees, who are staunch supporters of charity events, made donations to ORBIS Hong Kong, World Vision, Hong Kong Cancer Fund, Project HOPE Hong Kong Foundation Ltd. and the Community Chest of Hong Kong during the year.

STCTS donated ferry tickets to three organizations in Macau, namely Assoicacao de Juventude Voluntario de Macau, Instituto Para Os Assuntos Civicos E Muncipais and Centro De Desenvolvimento Juvenil Do Bairro Norte for charity. In addition, STCTS donated ferry tickets to a host of charities in Hong Kong, including Against Child Abuse Ltd., Heep Hong Society, Hong Kong Parkinson's Disease Foundation, Caritas Rehabilitation Service, ORBIS Hong Kong, Fu Hong Society and the Society for the Relief of Disabled Children.

On-going support for a wide range of community programs and charities has earned the Group, STCTS and STPML recognition from The Hong Kong Council of Social Services as "Caring Companies".


SHUN TAK

Schedule of Major Properties

Properties for Development and/or Sale

	Approx. Total Gross Floor Area for the Project (Sq.m)	Approx. Total Site Area for the Project (Sq.m)	Primary Use	Group's Interest	Development Progress as of Dec 2006	Estimated Completion Date
Hong Kong						
Chatham Gardens	—	3,786	—	51%	Under planning	2010
Radcliffe (formerly 120 Pokfulam Road)	3,026	1,684	Residential	100%	Superstructure works in progress	2007
SkyCity Marriott Hotel	42,405	13,776	Hotel	70%	Foundation works in progress	2008
YTM Lots 30 & 31, Yau Tong	—	1,858	—	50%	Land bank	—
Macau						
One Central	218,419	18,344	Residential/ Commercial/Hotel	51%	Substructure works in progress	2009
Nova City			Residential/ Commercial	25%		
Phase II	79,078	9,185			Superstructure works in progress	2007
Phase III	80,462	8,763			Superstructure works in progress	2008
Phase IV	63,279	5,426			Land bank	—
Phase V	148,896	23,843			Land bank	—

Properties Under Acquisition

	Approx. Total Gross Floor Area for the Project (Sq.m)	Approx. Total Site Area for the Project (Sq.m)	Primary Use	Group's Interest	Development Progress as of Dec 2006	Estimated Completion Date
Macau						
Harbour Mile (Note 1)	359,532	39,800	Residential/ Commercial/ Hotel/Casino	100%	Land bank	—
Estrada Marginal da Ilha Verde no.701-741 (Note 2)	18,637	2,942	Hotel	100%	Land bank	—

Properties Under Planning

	Approx. Total Gross Floor Area (Sq.m)	Approx. Total Site Area (Sq.m)	Primary Use	Group's Interest	Development Progress as of Dec 2006	Year of Lease Expiry
Baia de Nossa Senhora de Esperança, Taipa, Macau (Note 3)	200,000	80,656	Hotel/ Commercial	80%	Land bank	2049
Rawai Beach, Phuket, Thailand	—	36,800	Hotel	50%	Land bank	Freehold

Properties Held by the Group for Own Use

	Approx. Total Gross Floor Area (Sq.m)	Approx. Total Site Area (Sq.m)	Primary Use	Group's Interest	Development Progress as of Dec 2006	Year of Lease Expiry
Penthouse, 39/F, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong	1,823	—	Office Premises	100%	—	2055 renewable to 2130
83 and 95 Hing Wah Street West, Kowloon	19,320	19,139	Shipyards	42.6%	—	2051
Macau International Centre, Macau						
2/F to 4/F (whole floor) and Flats A, B, C of 5/F, Block 12	2,894	—	Staff Quarters	100%	—	2006 renewable to 2049
Flats E of 8-11/F, Block 13	473	—	Staff Quarters	42.6%	—	2006 renewable to 2049
Edificio Industrial Fu Tai, Macau Unit A4 on 4/F	350	—	Plant	80%	—	2013 renewable to 2049

Notes:

(1) Completion date of the acquisition is extended to on or before 30 June 2007 because additional time is needed for enhancement and integration of the architectural design and the total gross floor area is subject to approval by the Macau SAR Government.

(2) Completion pending issuance and publication of land concession contract by the Macau SAR Government.

(3) Subject to agreement with the Macau SAR Government for replacement of another site, having the same gross floor area, in Cotai, Macau.

Investment and Hotel Properties

	Approx. Total Gross Floor Area (Sq.m)	Approx. Total Site Area (Sq.m)	Primary Use	Group's Interest	Occupancy Rate as of Dec 2006	Monthly Average Rental Rate for 2006	Approx. Lettable Floor Area (Sq.m)	Year of Lease Expiry
The Westwood, 8 Belcher's Street, Hong Kong	20,724	—	Commercial	51%	85%	HK$379 psm	14,682	2030
The Belcher's, 89 Pok Fu Lam Road, Hong Kong	571 motor car parking spaces	—	Carpark	51%	99.8%	HK$3,200 per carpark per month	—	2030
	33 motorcycle parking spaces	—	Carpark	51%	9.1%	HK$1,000 per carpark per month	—	2030
Liberté Place, 833 Lai Chi Kok Road, Kowloon	5,600	—	Commercial	64.56%	97.8%	HK$340 psm	4,083	2049
Liberté, 833 Lai Chi Kok Road, Kowloon	515 motor car parking spaces	—	Carpark	64.56%	88.1%	HK$1,500 per carpark per month	—	2049
	140 lorry parking spaces	—	Carpark	64.56%	50%	HK$1,800 per carpark per month	—	2049
	45 motorcycle parking spaces	—	Carpark	64.56%	44.4%	HK$300 per carpark per month	—	2049
Seymour Place, LG/F & G/F, 60 Robinson Road, Hong Kong	974	900	Commercial	100%	100%	HK$448 psm	822	2858
Seymour Place, G/F, 1/F - 3/F, 60 Robinson Road, Hong Kong	26 parking spaces	—	Carpark	100%	61.5%	HK$3,150 per carpark per month	—	2858
Monmouth Place, L1 - L4, 9L Kennedy Road, Hong Kong	18 parking spaces	—	Carpark	100%	66.7%	HK$2,000 to 3,500 per carpark per month	—	2047
Starhouse Plaza, Shop No. 5B on G/F, and portion of Shops in Basement, Star House, excluding Shop A, 3 Salisbury Road, Tsimshatsui, Kowloon	2,643	—	Commercial Shopping Arcade	100%	89.2%	HK$338 psm	2,129	2863

Profit and Loss Analysis (Continued)

Operating Profit by Division (Continued)

(HK$ million)	2006	2005	Variance	%	Remarks
Operating profit	**581**	608	(27)	(4)	
Excess of interest in fair value of net assets acquired over cost of acquisition of a subsidiary	**23**	—	23	n/a	This arose from the acquisition of a subsidiary which indirectly holds the right of a land concession in respect of the property site located at Lot B, District B2, Zone B, NAPE in Macau.
Finance costs	**(48)**	(34)	(14)	(41)	The increase was principally due to rising interest rates during the year.
Share of results of associates	**400**	71	329	463	The significant increase was mainly due to the contribution from sales of Nova City Phase I recognised during the year. Mandarin Oriental Macau and the Westin Resort continued to report satisfactory results.
Share of results of jointly controlled entities	**(17)**	(1)	(16)	(1,600)	The residential and retail portion of the joint venture project, One Central, are scheduled for completion in 2009. Although pre-sale of the residential portion recorded remarkable success, contribution from this project could not be reflected in 2006 under current accounting standards.
Profit before taxation	**939**	644	295	46	
Taxation	**(57)**	(63)	6	10	
Profit after taxation	**882**	581	301	52	
Profit attributable to minority interests	**(218)**	(217)	(1)	—	This mainly represented the interests of minority shareholders in transportation and property divisions.
Profit attributable to equity holders of the Company	**664**	364	300	82	

Profit and Loss Analysis (Continued)

Operating Profit by Geographical Area

(HK$ million)	2006	2005	Variance	%	Remarks
Hong Kong	**281**	349	(68)	(19)	The variance mainly represented reduced profit from The Belcher's and gain from fair value changes on investment properties. This was partially offset by increased profit from transportation division.
Macau	**237**	216	21	10	The variance was mainly attributable to the increase in both profit from transportation division and dividend income from STDM.
Others	**63**	43	20	47	The increase was largely due to the favourable fair value change on investment property in China.
Total	**581**	608	(27)	(4)	

Analysis on Share of Results of Associates

(HK$ million)	2006	2005	Variance	%	Remarks
Property	**348**	12	336	2,800	The significant increase was mainly due to the contribution from sales of Nova City Phase I recognised during the year.
Hospitality	**50**	57	(7)	(12)	The decrease was attributable to the deferred tax credit of Mandarin Oriental Macau last year.
Investment and others	**2**	2	—	—	
Total	**400**	71	329	463	

Liquidity, Financial Resources and Capital Structure

At 31 December 2006, the Group's total net assets increased by 20% over last year to HK$10,737 million. Cash and liquidity position remains strong and healthy. During the year, net cash used in operating activities amounted to HK$276 million which included payment of a deposit of HK$500 million for acquiring interest in a property development site in Nam Van, Macau. The cash inflow from investing activities was mainly attributable to HK$369 million dividends received from associates. Major cash outflow for financing activities included HK$420 million for repayments of loans.

Cash Flow Variance Analysis

(HK$ million)	2006	2005	Variance
Operating activities	**(276)**	348	(624)
Investing activities	**341**	597	(256)
Financing activities	**(490)**	(998)	508
Net decrease in cash and cash equivalents	**(425)**	(53)	(372)

The Group's bank balances and deposits amounted to HK$3,505 million at 31 December 2006, representing a decrease of HK$359 million from last year end date.

It is the Group's policy to secure adequate funding to match with cash flows required for working capital and investing activities. At 31 December 2006, total loan facilities available to the Group amounted to HK$8,825 million, of which HK$7,898 million remained undrawn. The loan facilities outstanding at the year end amounted to HK$927 million. The maturity profile of the Group's borrowings is set out below:

Maturity Profile

Within 1 year	1-2 years	2-5 years	Over 5 years	Total
10%	84%	<1%	6%	100%

Based on a net cash surplus of HK$2,578 million at the year end, the Group's gearing ratio (expressed as a ratio of net borrowings to equity attributable to equity holders of the Company) was nil (2005: nil). The Group will continue to maintain a prudent gearing ratio and consider to reduce its finance costs.

During the year, 15,078,870 new shares were issued upon exercise of share options and 694,000 shares were repurchased and cancelled. In June 2006, 94,110,954 shares were issued as purchase consideration for the acquisition of Built City Investments Limited, a company holding 51% interest in a joint venture project with Hongkong Land Holdings Limited to develop One Central in Macau. At 31 December 2006, the Group had commitment of approximately HK$2,260 million to finance this development project.

Capital expenditure commitments of the Group amounted to HK$859 million, a major portion of which was related to the Hong Kong SkyCity Marriott Hotel project at the Hong Kong International Airport.

Pledge of Assets

At the year end, certain assets of the Group with an aggregate carrying value of HK$545 million (2005: HK$465 million) were pledged with banks for loan facilities.

Contingent Liabilities

There was no material contingent liabilities of the Group at the year end.

Financial Risk

The Group adopts a conservative policy in financial risk management with minimal exposure to currency and interest rate risks. The funds raised by the Group are on a floating rate basis. None of the Group's outstanding borrowings was denominated in foreign currency at the year end. The Group's principal operations are primarily conducted and recorded in Hong Kong dollars so that the exposure to foreign exchange fluctuations is minimal. The Group engages in fuel hedging activities to minimise its exposure to fluctuations in fuel prices in accordance with the Group's approved treasury policies. It is the Group's policy not to engage in any speculative trading activity.

Human Resources

The Group, including subsidiaries but excluding associates and jointly controlled entities, employed approximately 2,400 employees at the year end. The Group adopts competitive remuneration packages for its employees. Promotion and salary increment are based on performance. Social activities are organised to foster team spirit amongst staff. Staff are encouraged to attend training classes that are related to the Group's businesses.

The Directors have pleasure in submitting their annual report together with the audited financial statements for the year ended 31 December 2006.

Group Activities

The principal activity of the Company is investment holding. The activities of its principal subsidiaries, associates and joint ventures are shown on pages 122 to 123.

The analysis of the principal activities and geographical locations of the operations of the Group during the financial year are shown in note 36 to the financial statements.

Group Financial Statements

The profit of the Group for the year ended 31 December 2006 and the state of affairs of the Company and of the Group at that date are shown in the financial statements on pages 62 to 123. A commentary on annual results is included in the Chairman's Statement on pages 12 to 13 and Review of Operations on pages 14 to 31.

Particulars of Principal Subsidiaries, Associates and Joint Ventures

Particulars regarding the principal subsidiaries, associates and joint ventures of the Company and of the Group are shown on pages 122 to 123.

Dividends

An interim dividend of 4.5 HK cents per share was paid in October 2006. The Directors now recommend the declaration of a final dividend of 8.0 HK cents per share in respect of the year ended 31 December 2006 payable to shareholders on the record on 14 June 2007.

Property, Plant and Equipment

The movements in property, plant and equipment of the Company and of the Group during the year are shown in note 12 to the financial statements.

Particulars of Properties

Particulars regarding the properties and property interests held by the Group are shown on pages 34 to 37.

Share Capital

The movements in share capital of the Company during the year are shown in note 31 to the financial statements.

Reserves

The movements in reserves of the Company and of the Group during the year are shown in note 33 to the financial statements.

Donations

During the year, the Group made donations for charitable and community purposes amounted to HK$164,000 (2005: HK$1,000).

Group Borrowings

Details of borrowings repayable within one year and long-term loans are shown in notes 27 and 30 to the financial statements.

Finance Costs Capitalised

Finance costs capitalised by the Group during the year amounted to HK$6,944,000 (2005: HK$260,000).

Major Customers and Suppliers

It is the policy of the Group to have several suppliers for any item of materials required so as to avoid over-reliance on a single source of supply. The Group maintains good relationships with its major suppliers and has not experienced any significant difficulties in sourcing essential materials.

During the year, 34% of the Group's turnover was attributable to the Group's five largest customers combined, with the largest customer accounting for 20% of the Group's total turnover. 64% of the Group's purchases was attributable to the Group's five largest suppliers combined, with the largest supplier accounting for 31% of the Group's total purchases.

Dr. Stanley Ho, Dato' Dr. Cheng Yu Tung, Mrs. Louise Mok, Ms. Pansy Ho and Mr. David Shum have beneficial interests in Sociedade de Turismo e Diversões de Macau, S.A. (STDM), one of the five largest customers and suppliers of the Group. STDM is a substantial shareholder of the Company. Save as disclosed, no other Directors, their associates or shareholders (which to the knowledge of the Directors own more than 5% of the Company's issued share capital) were interested, at any time during the year, in the Group's five largest customers or suppliers.

Directors

The present Directors of the Company are listed on page 1.

Mr. Charles Ho and Mr. Yeh V-Nee were appointed as Independent Non-Executive Directors on 10 November 2006 and 1 January 2007 respectively. Mr. Andrew Tse resigned as Executive Director on 21 August 2006. Mr. Robert Kwan resigned as Independent Non-Executive Director on 1 January 2007.

At the forthcoming annual general meeting, Ms. Daisy Ho, Dr. Ambrose So and Mr. David Shum will retire by rotation in accordance with Article 77 of the Company's Articles of Association. Mr. Charles Ho and Mr. Yeh V-Nee, being appointed as Directors of the Company after the last annual general meeting, will also retire in accordance with Article 73 of the Company's Articles of Association. Being eligible, all the retiring Directors will offer themselves for re-election.

The Company has received confirmations of independence from the Independent Non-Executive Directors, namely Sir Roger Lobo, Mr. Robert Kwan, Mr. Norman Ho, Mr. Charles Ho and Mr. Yeh V-Nee and considers them to be independent.

Corporate Governance

The Company is committed to maintaining the highest standard of corporate governance practices. Information on the corporate governance practices adopted by the Company is set out in the Report on Corporate Governance Practices on pages 56 to 60.

Directors' Interests in Contracts and Connected Transactions

1. Dr. Stanley Ho, Dato' Dr. Cheng Yu Tung (appointed representative of a corporate director), Mrs. Louise Mok, Ms. Pansy Ho and Mr. David Shum are directors of, and have beneficial interests in, STDM, which is a substantial shareholder of the Company. Dr. Stanley Ho and Dr. Ambrose So are directors of, and have beneficial interests in, Sociedade de Jogos de Macau, S.A. (SJM). SJM is a subsidiary of STDM and one of the gaming concessionaires which have been granted a concession by the Macau government to operate casinos in Macau.

During the year, the Group had the following transactions with the STDM Group:

(i) The Group received total fees of HK$25.7 million from STDM for managing hotels owned by STDM.

(ii) Shun Tak-China Travel Shipping Investments Limited (ST-CTSI), a non-wholly-owned subsidiary of the Company, purchased HK$249 million of fuel from the STDM Group during the year for its Macau shipping operations. ST-CTSI is beneficially owned as to 42.6% by the Company, 28.4% by STDM and 29% by China Travel International Investment Hong Kong Limited (CTII). Under this arrangement, STDM supplies and loads fuel into the vessels of ST-CTSI at the Macau Outer Harbour Terminal. The cost of fuel is its market price plus a small handling charge. The Fuel Arrangement Agreement has been in force for an initial period of 3 years commencing 1 January 2005 and renewable for further 3 years unless terminated by either party giving notice to the other party.

(iii) Under an agency agreement between ST-CTSI and STDM (the STDM Agency Agreement), STDM acted as the agent of ST-CTSI for sale of ferry tickets for which it received HK$17.5 million of commission. The commission was calculated at 5% on the total net ticket sales generated by STDM as agent (less any discounts and concessions on ferry tickets agreed by ST-CTSI and any tax, fees or levies paid thereon to any government or ferry terminal operator).

During the year, HK$462.5 million of TurboJET tickets were sold to STDM for its own use. A discount of 5%, up to a maximum of 12% (varying depending on the volume of the bulk purchases), totalling HK$23 million was granted on such bulk purchases.

The commission and discount rates for STDM are within the range of commission and discount rates granted by ST-CTSI to other sales agents and bulk purchasers respectively. The STDM Agency Agreement has been in force for an initial period of 36 months commencing 1 January 2005 and renewable for further 36 months unless terminated by either party giving notice to the other party.

(iv) The Group received total fees of HK$8.7 million from STDM relating to the operation and property management of the Macau Tower Convention & Entertainment Centre owned by STDM.

2. On 7 March 2003, ST-CTSI entered into an agreement with New World First Holdings Limited (NWFH), a 50% owned jointly controlled entity of New World Development Company Limited (NWD). NWD is a substantial shareholder of Ranex Investments Limited, a 51% subsidiary of the Company. Under the terms of the agreement, ST-CTSI and NWFH have agreed to cooperate and coordinate with each other in providing, through their subsidiaries and operators (ST-CTSI Operators and NWFH Operators respectively), ferry services between Hong Kong and Macau.

   In particular, the provisions of the agreement provide that:

   (i) ST-CTSI Operators will operate the Hong Kong Ferry Service between the Hong Kong Macau Ferry Terminal and Macau for themselves and on behalf of NWFH Operators pursuant to the Vessel Entrustment Arrangement if requested by NWFH Operators; and NWFH Operators will operate the Kowloon Ferry Service between the China Ferry Terminal and Macau for themselves and on behalf of ST-CTSI Operators pursuant to the Vessel Entrustment Arrangement if requested by ST-CTSI Operators. If the Vessel Entrustment Arrangement is utilised, there would be an entrusting charge comprising a ticket handling fee of HK$30 per passenger ticket payable by the requesting operator;

   (ii) ST-CTSI Operators will make arrangements to refer their customers who wish to travel on the Kowloon Ferry Service to NWFH Operators; and NWFH Operators will make arrangements to refer their customers who wish to travel on the Hong Kong Ferry Service to ST-CTSI Operators. A fee of HK$10 per passenger referred is payable to the referring operator; and

   (iii) if the need arises, transferring of vessels by ST-CTSI to NWFH if mutually satisfactory terms are agreed.

   In consideration for entering into the agreement, NWFH pays to ST-CTSI an annual fee of HK$30 million for the duration of the agreement, being 5 years from 8 March 2003. During the year, the Group received such annual fee in the amount of HK$30 million. No entrusting charge or referral fee was received or paid.

3. During the year, ST-CTSI paid commissions of HK$32.8 million to China Travel Service (Hong Kong) Limited (CTSHK) as a general sales agent of ST-CTSI for sale of ferry tickets. CTSHK is a subsidiary of CTII which is a substantial shareholder of ST-CTSI.

4. On 1 October 2004, Wincent Limited (Wincent), a wholly-owned subsidiary of the Company, entered into a general sales agency agreement with ST-CTSI, which appointed Wincent as a non-exclusive general sales agent for the sale of ferry tickets for ferry services operated by ST-CTSI. Wincent promotes and markets at its own cost the ferry services provided by ST-CTSI.

   In consideration for the sales agency and business development services provided by Wincent, ST-CTSI pays a commission monthly based on a market rate of 2% of the total net ticket sales received on all routes of ST-CTSI (less any discounts and concessions on ferry tickets agreed by ST-CTSI, and any taxes, fees or levies paid thereon to any government or ferry terminal operator). During the year, ST-CTSI paid commissions of HK$32.8 million.

   The agency agreement has been in force for an initial period of 36 months commencing 1 October 2004 and renewable for further 36 months unless terminated by either party giving notice to the other party.

5. For the management of Shun Tak Centre, a commercial property and shopping mall in Sheung Wan, the Group received HK$14.2 million comprising property management, leasing agency and administration fees. One of the owners is Shun Tak Centre Limited (STC), a company beneficially owned by Dr. Stanley Ho, STDM and NWD. During the same period, the Group paid HK$4.8 million consultancy fee to the NWD Group in relation to its property management of Shun Tak Centre.

   As ST-CTSI operates from the Hong Kong Macau Ferry Terminal which is located in Shun Tak Centre, it paid HK$3.6 million of rental and related expenses to STC for the year.

The Independent Non-Executive Directors have confirmed that the continuing connected transactions mentioned in items 1 to 5 above have been entered into:

(a) in the ordinary and usual course of business of the Group;

(b) either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Group than terms available to or from (as appropriate) independent third parties; and

(c) in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The auditors of the Company have confirmed that the continuing connected transactions mentioned in items 1 to 5:

(a) have received the approval of the Board of Directors;

(b) are in accordance with the pricing policies of the Group if the transactions involve provision of goods or services by the Group;

(c) have been entered into in accordance with the relevant agreements governing the transactions; and

(d) have not exceeded the caps disclosed in previous announcements.

6. Pursuant to a sale and purchase agreement entered into on 29 September 2005 and in completion of the acquisition of Built City Investments Limited (Built City), the Company issued 94,110,954 ordinary shares in June 2006 to Classic Time Developments Limited, a company wholly-owned by Ms. Pansy Ho, a substantial shareholder and a Director of the Company, as purchase consideration. The principal asset of Built City is a 51% interest in Basecity Investments Limited which indirectly and wholly-owns Properties Sub F, Limited, a company which has the land concession right to the property site on which One Central is being developed.

7. On 30 June 2006, Shun Tak Nam Van Investment Limited (Shun Tak Nam Van), a wholly-owned subsidiary of the Company, agreed to pay Sai Wu Investimento Limitada (Sai Wu), a company beneficially owned as to 60% by Dr. Stanley Ho and 40% by other independent third parties, a refundable deposit of HK$500 million to further extend the completion date of the acquisition of the interest in the land development right in respect of the property sites adjoining the Macau Tower in Nam Van, Macau to on or before 30 June 2007 without changing the consideration or other terms of the acquisition agreement entered into between Shun Tak Nam Van and Sai Wu on 11 November 2004. The deposit will be applied as part of the HK$750 million cash consideration upon completion of the acquisition.

8. The Group has granted financial assistance to several companies in which it is a shareholder together with other connected parties and such financial assistance remained outstanding as at 31 December 2006:

   (i) Shun Tak Cultural Centre Limited is owned as to 60% by the Group and 40% by a company beneficially owned by Dr. Stanley Ho. Shareholders' loans of HK$281.9 million, in proportion to their respective shareholdings, are on an interest-free basis.

(ii) Onluck Finance Limited is owned as to 64.56% by the Group and 35.44% by Sun Hung Kai Properties Limited, a substantial shareholder of certain subsidiaries of the Company. Shareholders' loans of HK$17 million, in proportion to their respective shareholdings, are on an interest-free basis.

(iii) Shun Tak Creative Services Group Limited is owned as to 80% by the Group and 20% by STDM. Shareholders' loans of HK$501 million, in proportion to their respective shareholdings, are on an interest-free basis.

Under Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the Listing Rules), the above transactions constitute connected transactions of the Company and require disclosure in the annual report of the Company.

Save as disclosed above, details of significant related party transactions that did not constitute connected transactions entered into during the year were disclosed in note 37 to the financial statements.

Save for the transactions aforementioned, no other contract of significance to which the Company or any of its subsidiaries was a party and in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' Interests in Competing Businesses

During the year, the following Directors are considered to have interests in the following businesses, which compete or are likely to compete, either directly or indirectly, with the businesses of the Group:

Dr. Stanley Ho has beneficial interests in Melco International Development Limited (Melco), STC and STDM, which are also engaged in the businesses of property investment, property development and/or hospitality. Dr. Stanley Ho is a director of STC and STDM and was a director of Melco up to 15 March 2006 when he resigned as the chairman and executive director. Mrs. Louise Mok, Ms. Pansy Ho and Mr. David Shum are directors of STDM. Dr. Ambrose So is a director of SJM, which is also engaged in the business of hospitality.

Dato' Dr. Cheng Yu Tung is a director of NWD Group, Chow Tai Fook Enterprises Limited, Melbourne Enterprises Limited, Lifestyle International Holdings Limited and STC, which are also engaged in the businesses of property investment, property development, property management, transportation services and/or hospitality. Dato' Dr. Cheng Yu Tung is the appointed representative of a corporate director of STDM, which is also engaged in the businesses of property investment, property development and hospitality.

Ms. Pansy Ho, Ms. Daisy Ho and Ms. Maisy Ho are directors of STC. During the year, Mr. Andrew Tse resigned as director of STC and Mr. David Shum was appointed as director of STC. STC is also engaged in the business of property investment.

Ms. Pansy Ho is a director, and has a beneficial interest in, MGM Grand Paradise (HK) Limited, which is also engaged in the business of hospitality. Ms. Daisy Ho is a director of that company.

The above-mentioned competing businesses are managed by separate entities with independent management and administration. The Board of Directors of the Company is of the view that the Group is capable of carrying on its businesses independently of, and at arm's length from, the businesses of these entities. When making decisions, the relevant Directors, in performance of their duties as Directors of the Company, have acted and will continue to act in the best interests of the Group.

Disclosure of Interests

As at 31 December 2006, the interests or short positions of the Directors in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (SFO)) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (Model Code) as set out in Appendix 10 to the Listing Rules, were as follows:

a) Interests of the Directors in Shares and Underlying Shares of the Company

Name of Director	Nature of Interests	Ordinary Shares of HK$0.25 each Personal Interests	Note	Corporate Interests	Note	Approximate Percentage of Total Issued Shares Note
Stanley Ho	Interests in issued shares	250,936,160		39,021,590	(iii)	13.24%
	Interests in unissued shares	—		148,883,374	(iv)	6.80%
	Interests in underlying shares	1,587,300	(ii)	—		0.07%
Roger Lobo		—		—		—
Robert Kwan		—		—		—
Norman Ho		—		—		—
Charles Ho		—		—		—
Cheng Yu Tung		—		—		—
Louise Mok	Interests in issued shares	323,627		—		0.01%
Pansy Ho	Interests in issued shares	15,152,821		191,931,661	(v)	9.45%
	Interests in unissued shares	—		148,883,374	(iv)	6.80%
	Interests in underlying shares	30,592,523	(ii)	—		1.40%
Daisy Ho	Interests in issued shares	20,367,028		97,820,707	(vi)	5.40%
	Interests in unissued shares	—		148,883,374	(iv)	6.80%
	Interests in underlying shares	25,592,523	(ii)	—		1.17%
Ambrose So	Interests in issued shares	8,906,250		—		0.41%
	Interests in underlying shares	20,157,740	(ii)	—		0.92%
Patrick Huen	Interests in issued shares	62,500		5,994,849	(vii)	0.28%
	Interests in underlying shares	10,078,870	(ii)	—		0.46%
Anthony Chan	Interests in issued shares	7,531,250		—		0.34%
	Interests in underlying shares	5,078,870	(ii)	—		0.23%
Maisy Ho	Interests in issued shares	1,630,435		23,066,918	(viii)	1.13%
	Interests in underlying shares	20,157,740	(ii)	—		0.92%
David Shum	Interests in underlying shares	5,000,000	(ii)	—		0.23%

Notes:

(i) As at 31 December 2006, the total number of issued shares of the Company is 2,190,514,064.

(ii) These represent the interests in underlying shares in respect of share options granted by the Company, the details of which are stated in section (d) "Share Options".

(iii) The 39,021,590 shares of Dr. Stanley Ho comprise 11,446,536 shares held by Sharikat Investments Limited (SIL), 24,838,987 shares held by Dareset Limited (DL) and 2,736,067 shares held by Lanceford Company Limited (LCL). SIL, DL and LCL are wholly-owned by Dr. Stanley Ho.

(iv) The 148,883,374 unissued shares of Dr. Stanley Ho, Ms. Pansy Ho and Ms. Daisy Ho are the same parcel of shares, and represent shares to be allotted to Alpha Davis Investments Limited (ADIL) upon completion of the acquisition as described in the Company's circular dated 17 December 2004. ADIL is owned as to 47% by Innowell Investments Limited (IIL) and 53% by Megaprosper Investments Limited (MIL). IIL is wholly-owned by Dr. Stanley Ho. MIL is owned as to 51% by Ms. Pansy Ho and 39% by Ms. Daisy Ho.

(v) The 191,931,661 shares of Ms. Pansy Ho comprise 97,820,707 shares held by Beeston Profits Limited (BPL) and 94,110,954 shares held by Classic Time Developments Limited (CTDL). BPL and CTDL are wholly-owned by Ms. Pansy Ho.

(vi) The 97,820,707 shares of Ms. Daisy Ho are held by St. Lukes Investments Limited, which is wholly-owned by Ms. Daisy Ho.

(vii) The 5,994,849 shares of Mr. Patrick Huen are held by Enhance Gain Investments Limited, which is wholly-owned by Mr. Patrick Huen.

(viii) The 23,066,918 shares of Ms. Maisy Ho are held by LionKing Offshore Limited, which is wholly-owned by Ms. Maisy Ho.

b) Interests of the Directors in Shares and Underlying Shares of Subsidiaries of the Company

Name of Director	Name of Subsidiary	Corporate Interest	Percentage of Interest
Stanley Ho	Shun Tak Cultural Centre Limited	4 ordinary shares	40%

c) Interests of the Directors in Shares and Underlying Shares of Other Associated Corporations of the Company

Name of Director	Name of Associated Corporation	Corporate Interest	Percentage of Interest
Pansy Ho	Shun Tak & CITS Coach (Macao) Limited	750 shares	15%

All the interests disclosed in sections (a) to (c) above represent long position in the shares or underlying shares of the Company or its associated corporations.

Save as disclosed above, none of the Directors or any of their associates had or were deemed to have any interests or short positions in any shares, underlying shares and debentures of the Company or any of its associated corporations that was required to be recorded under Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code as at 31 December 2006.

d) Share Options

As at 31 December 2006, details of share options granted to present and former Directors and employees under the 1993 and 2002 share option schemes (as hereinafter defined) of the Company are as follows:

Grantee	Date of Grant	Exercise Period	Exercise Price per Share	Number of Share Options 1 January 2006	Number of Share Options 31 December 2006
Directors					
Stanley Ho	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	1,587,300	1,587,300
Pansy Ho	3 January 2000	3 January 2000 to 2 January 2010	HK$1.15	10,434,783	10,434,783
	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	20,157,740	20,157,740
Daisy Ho	3 January 2000	3 January 2000 to 2 January 2010	HK$1.15	10,434,783	5,434,783
	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	20,157,740	20,157,740
Ambrose So	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	20,157,740	20,157,740
Patrick Huen	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	10,078,870	10,078,870
Anthony Chan	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	5,078,870	5,078,870
Maisy Ho	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	20,157,740	20,157,740
David Shum	22 September 2004	22 September 2004 to 21 September 2014	HK$4.20	5,000,000	5,000,000
Former Director					
Andrew Tse	25 May 2004	25 May 2004 to 24 May 2014	HK$3.15	10,078,870	—
Employees	8 July 2004	8 July 2004 to 7 July 2009	HK$3.95	918,800	918,800

Notes:

(i) The share option scheme of the Company adopted on 18 May 1993 (the 1993 share option scheme) was terminated on 31 May 2002 and no further options could be offered but the outstanding options granted shall continue to be valid and exercisable in accordance with its provisions. A new share option scheme was adopted on 31 May 2002 (the 2002 share option scheme).

(ii) 5,000,000 share options of Ms. Daisy Ho granted under the 1993 share option scheme were exercised during the year ended 31 December 2006. The weighted average closing price of the shares of the Company immediately before the date on which the options were exercised was HK$9.30.

(iii) 10,078,870 share options of Mr. Andrew Tse, a former Director, granted under the 2002 share option scheme were exercised during the year ended 31 December 2006. The weighted average closing price of the shares of the Company immediately before the dates on which the options were exercised was HK$11.02.

(iv) No share option was granted, cancelled or lapsed during the year ended 31 December 2006.

(v) Save as described above, as at 31 December 2006, none of the Directors or their spouse or children under 18 years of age were granted or exercised any rights to subscribe for any equity or debt securities of the Company or any of its associated corporations under the share option schemes.

(vi) *Summary of the share option schemes, disclosed in accordance with the Listing Rules was as follows:*

	The 2002 Share Option Scheme	*The 1993 Share Option Scheme*
1) Purpose of the share option schemes	*To attract and retain the best quality personnel, to provide additional incentives to participants so as to promote the long-term financial success of the Group*	*As incentive to employees*
2) Participants of the share option schemes	*(a) any employee or any business related consultant, agent, representative or advisor of the Company or any affiliate;* *(b) any person who provides goods or services to the Company or any affiliate;* *(c) any customer of the Company or any affiliate; or* *(d) any business ally or joint venture partner of the Company or any affiliate*	*Eligible employees including Executive Directors*
3) Total number of shares available for issue under the share option schemes and % on issued share capital as at 31 December 2006	*194,243,391 shares (8.87%)*	*N/A*
4) Maximum entitlement of each participant under the share option schemes	*In any 12-month period:* *(a) 1% of the issued share capital (excluding substantial shareholders and Independent Non-Executive Directors)* *(b) 0.1% of the issued share capital and not exceed HK$5 million in aggregate value (for substantial shareholders and Independent Non-Executive Directors)*	*25% of the aggregate of all shares subject to the share option scheme*

	The 2002 Share Option Scheme	The 1993 Share Option Scheme
5) The period within which the shares must be taken up under an option	*The Board of Directors may in its absolute discretion determine save that such period shall not expire later than 10 years from the date of grant*	*Such period as the Company may in its discretion determine save that such period shall not expire later than 10 years from the date of grant*
6) The minimum period for which an option must be held before it can be exercised	*N/A*	*N/A*
7) The amount payable on application or acceptance of the option and the period within which payments or calls must or may be made or loans for such purposes must be repaid	*Upon acceptance of the option, the grantee shall inform the Company together with HK$1 by way of consideration for the grant within 28 days from the date of offer*	*Upon acceptance of the option, the grantee shall inform the Company together with HK$1 by way of consideration for the grant within 21 days from the date of offer*
8) The basis of determining the exercise price	*The exercise price is determined by the Directors and being not less than the higher of:* *(a) the closing price of the shares on the date of offer;* *(b) the average closing prices of the existing shares for the 5 trading days immediately preceding the date of offer; and* *(c) the nominal value thereof*	*The exercise price is determined by the Directors and being not less than the greater of:* *(a) 80% of the average closing prices of the shares of the Company on The Stock Exchange of Hong Kong Limited on the 5 trading days immediately preceding the date of offer of such option; and* *(b) the nominal value thereof*
9) The remaining life of the share option schemes	*The scheme remains in force until 31 May 2012*	*The scheme was terminated on 31 May 2002*

e) **Substantial Shareholders and Other Persons**

As at 31 December 2006, the register of interests or short positions in shares kept under Section 336 of the SFO shows that, other than the interests of Directors as set out above, the following shareholders were interested in 5% or more of the issued share capital of the Company:

Name of Shareholder	Note	Nature of Interests	Capacity	Ordinary Shares of HK$0.25 each	Approximate Percentage of Interests
Shun Tak Shipping Company, Limited (STS) and its subsidiaries	(ii)	Interests in issued shares	Beneficial owner	308,057,215	14.06%
Sociedade de Turismo e Diversões de Macau, S.A. (STDM) and its subsidiary	(iii)	Interests in issued shares	Beneficial owner	263,667,107	12.04%
Alpha Davis Investments Limited (ADIL)	(iv)	Interests in unissued shares	Beneficial owner	148,883,374	6.80%
Innowell Investments Limited (IIL)	(iv)	Interests in unissued shares	Interests of controlled corporation	148,883,374	6.80%
Megaprosper Investments Limited (MIL)	(iv)	Interests in unissued shares	Interests of controlled corporation	148,883,374	6.80%
Julius Baer Investment Management LLC		Interests in issued shares	Investment manager	150,149,932	6.85%

Notes:

(i) As at 31 December 2006, the total number of issued shares of the Company is 2,190,514,064.

(ii) Dr. Stanley Ho, Dato' Dr. Cheng Yu Tung, Ms. Pansy Ho and Ms. Daisy Ho have beneficial interests in and are directors of STS. Mrs. Louise Mok has beneficial interests in STS.

(iii) Dr. Stanley Ho, Dato' Dr. Cheng Yu Tung, Mrs. Louise Mok, Ms. Pansy Ho and Mr. David Shum have beneficial interests in STDM. Dr. Stanley Ho, Dato' Dr. Cheng Yu Tung (appointed representative of a corporate director), Mrs. Louise Mok, Ms. Pansy Ho and Mr. David Shum are directors of STDM.

(iv) ADIL is entitled to interests in 148,883,374 unissued shares of the Company which will be issued upon completion of the acquisition as described in the Company's circular dated 17 December 2004. ADIL is owned as to 47% by IIL and 53% by MIL. IIL is wholly-owned by Dr. Stanley Ho. MIL is owned as to 51% by Ms. Pansy Ho, 39% by Ms. Daisy Ho and 10% by Ms. Maisy Ho. Accordingly, the interests of IIL and MIL in the Company duplicate the interests of ADIL in the Company as described above. Dr. Stanley Ho is a director of ADIL and IIL. Ms. Pansy Ho and Ms. Daisy Ho are directors of ADIL, IIL and MIL.

(v) All the interests disclosed above represent long position in the shares of the Company.

(vi) Save as disclosed above, no other person (other than the Directors of the Company) had any interests or short positions in the shares and underlying shares as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO as at 31 December 2006.

Financial Assistance and Guarantees to Affiliated Companies

Financial assistance given to and guarantees given for facilities granted to affiliated companies by the Group as at 31 December 2006 in aggregate exceeded 8% of the total assets of the Group as at 30 June 2006. In accordance with the requirement under Rule 13.22 of the Listing Rules, a proforma combined balance sheet of the affiliated companies and the Group's attributable interests as at 31 December 2006 are disclosed as follows:

	Proforma Combined Balance Sheet (HK$'000)	Group's Attributable Interests (HK$'000)
Non-current assets	1,423,179	659,957
Current assets	4,261,343	1,644,799
Current liabilities	(1,775,937)	(642,648)
Non-current liabilities	(2,030,042)	(729,349)
Net assets	1,878,543	932,759

The proforma combined balance sheet of the affiliated companies is prepared by combining their balance sheets as at 31 December 2006, after regrouping into significant balance sheet classification and taking up adjustments to conform with the Group's significant accounting policies as well as the fair value adjustment as disclosed in note 35(a) to the financial statements.

Purchase, Sale or Redemption of Listed Securities

In October 2006, the Company repurchased 694,000 of its own ordinary shares on The Stock Exchange of Hong Kong Limited at an aggregate consideration of HK$6,259,000. The highest and lowest prices paid per share were HK$9.00 and HK$8.92 respectively. The repurchased shares were cancelled and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The repurchases were effected with a view to benefit shareholders as a whole in enhancing the net assets and earnings per share of the Company.

Save as disclosed above, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's listed securities during the year ended 31 December 2006.

Directors' Right to Acquire Shares or Debentures

Except for the above mentioned share option schemes, shares to be issued to Alpha Davis Investments Limited (in the manner as described in the Company's circular dated 17 December 2004 upon completion of the acquisition which was extended to on or before 30 June 2007 as described in the Company's announcements dated 11 May 2005, 30 December 2005 and 30 June 2006), and shares issued to Classic Time Developments Limited (as described in item 6 of Connected Transactions in this Report of the Directors), at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the Directors of the Company or any of their spouses or children under the age of 18 to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Service Contract of Directors

No Director being proposed for re-election at the forthcoming annual general meeting has a service contract which is not determinable by the Group within one year without payment of compensation other than statutory compensation.

Management Contract

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the year.

Sufficiency of Public Float

Based on information that is publicly available to the Company and within the knowledge of the Directors, at least 25% of the Company's total issued share capital was held by the public as at the date of this annual report.

Summary of the Results, Assets and Liabilities

A summary of the results, assets and liabilities of the Group for the last five financial years is shown on pages 124 to 125.

Auditors

The financial statements for the year were audited by H.C. Watt & Company Limited. A resolution will be put to the forthcoming annual general meeting to re-appoint H.C. Watt & Company Limited as auditors of the Company.

By order of the Board



Stanley Ho
Group Executive Chairman

16 April 2007

The Board of Directors of the Company (the "Board") is committed to the principles of good corporate governance standards and procedures. This report addresses the status of the Company's compliance with the principles and provisions of the Code on Corporate Governance Practices (the "Code").

Statement by the Directors on Corporate Governance Policies and Compliance with the Provisions of the Code

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") require every listed company to report how it applies the principles in the Code and to confirm that it complies with Code provisions or to provide an explanation where it does not. The Company is committed to maintaining high standards of corporate governance. As corporate governance requirements change from time to time, the Board periodically reviews its corporate governance practices to meet the rising expectations of shareholders and to comply with increasingly stringent regulatory requirements. In the opinion of the Directors, the Company applied all the principles and complied with the relevant code provisions in the Code throughout the year ended 31 December 2006.

Board Composition and Board Practices

The key principles of good governance require the Company to have an effective Board which is collectively responsible for its success. The Board is also responsible for setting the Company's values and aims to enhance shareholder value. Non-Executive Directors have a particular responsibility in overseeing the development of the Company, scrutinizing management performance, and advising on critical business issues. The Board is satisfied that it has met these requirements.

The Listing Rules require every listed issuer to have a balanced board of executive and non-executive directors such that no individual or small group can dominate the Board's decision-making process. As at 31 December 2006, the Board of the Company consisted of a total of 14 members, with a Group Executive Chairman ("Chairman"), a Managing Director, a Deputy Managing Director, five Executive Directors, and six Non-Executive Directors, of whom four are Independent Non-Executive Directors. Changes in composition of the Board during the year are detailed in the section headed "Report of the Directors" in this annual report. The Board is well balanced between Executive and Non-Executive Directors and possesses a diverse range of relevant skills to further the interests of shareholders. Independent Non-Executive Directors possess a range of experience and are of high caliber to ensure the interests of all shareholders of the Company are taken into account and that key issues vital to the success of the Company are subject to independent and objective consideration by the Board. Brief biographies of each board member and the relationship among board members can be found in the section headed "Management Profile" in this annual report.

Pursuant to the Listing Rules, the Company has received confirmation from each Independent Non-Executive Director about his independence. As at 31 December 2006, each Independent Non-Executive Director had re-affirmed his independent status to the Company's satisfaction.

In accordance with the Articles of Association, all of the Company's Directors, including Non-Executive Directors who have been appointed for a specific term of three years, are subject to retirement by rotation at least once every three years. Newly appointed Directors are subject to re-election by shareholders at the first annual general meeting after their appointments. The Directors who are subject to retirement and re-election at the forthcoming annual general meeting are set out in the section headed "Report of the Directors" in this annual report.

The Code requires a formal and transparent procedure for the appointment of new Directors to the Board and recommends a nomination committee. The Company does not have a nomination committee, which is the practice followed by some listed companies. However, the Board believes it has adequate measures to ensure new appointments will be made on merit and against objective criteria. The Board is collectively responsible for appointing new Directors either to fill casual vacancies or as additional board members. The structure, size and composition of the Board will be reviewed from time to time to ensure the Board has balanced skills and expertise to provide effective leadership to the Company. Candidates must be experienced and high caliber individuals and meet the standards as set forth in Rules 3.08 and 3.09 of the Listing Rules. A candidate for Independent Non-Executive Director must also meet the independence criteria set out in Rule 3.13 of the Listing Rules.

To ensure the Board works effectively and discharges its responsibilities, Board members have full and timely access to relevant information and are properly briefed on issues at board meetings. The role of establishing the meeting agenda has been delegated to the Company Secretary and each Director may request inclusion of items on the agenda. Information packages containing analysis and background material are circulated not less than three days in advance of board meetings to enable the Directors to make informed decisions. Members of the Board also have full access to the Company Secretary who has the responsibility to keep the Directors informed of corporate governance issues and changes in the regulatory environment and ensure board procedures are in compliance with the Code and other statutory requirements. The Board is provided with sufficient resources to discharge its duties and if required, individual Directors may retain outside advisers, at the Company's expense to provide advice on any specific matter. If Directors have a conflict of interest in matters to be considered by the Board, the relevant matter will be dealt with at a board meeting. It is the Company's practice that Directors shall abstain from voting on any board resolution in which they have a material interest and that they shall not be counted in the quorum present at the board meeting.

An open atmosphere exists for Directors to contribute alternative views at meetings and major decisions are taken after a full discussion at board meetings. Minutes of board meetings and committee meetings are recorded in detail and draft minutes are circulated to all Directors and committee members for comment before approval. Minutes of the board meetings and committee meetings are kept by the Company Secretary and are open for inspection by Directors. In the course of discharging the Board's duties, each newly appointed Director is offered training on key areas of business operations and practices of the Company. Newly appointed Directors are offered orientation materials that set out the duties and responsibilities of Directors under the Listing Rules, related ordinances and relevant regulatory requirements of Hong Kong. The Company also encourages its Directors to participate in relevant professional development courses to continually update their relevant skills.

The positions of the Chairman and the Managing Directors are distinct and separate. A clear separation is maintained between the responsibilities of the Chairman and the Managing Directors with the former being mainly responsible for the leadership of the Board while the latter are responsible for the overall performance of the Company.

The Board, headed by Dr. Stanley Ho, is responsible for overseeing the Company's strategic development and setting appropriate policies to manage risks in pursuit of the Company's strategic objectives as well as scrutinizing operating and financial performance.

Management is accountable to the Board of Directors and is principally responsible for day-to-day operations. The Managing Director and the Deputy Managing Director, working with other Executive Directors and the Executive management team, are responsible for (i) managing the business of the Company; (ii) formulating policies for consideration of the Board; (iii) carrying out and implementing the strategies adopted by the Board; (iv) making recommendations on strategic planning, operating plans, major projects and business proposals; and (v) assuming full accountability to the Board for the operations of the Company. The Directors conduct regular meetings with the senior management of the Company and its subsidiaries and associated companies at which operational issues and financial performance are evaluated.

Six full board meetings were held during the year. Additional meetings may be held when required by circumstances. All Directors have fully and actively participated in the affairs of the Board. Attendance by Directors at board meetings and committee meetings is shown below:

Directors	Full Board	Audit Committee	Remuneration Committee
	(No. of Attendance / No. of Meetings entitled to attend for the year ended 31 December 2006)		
Group Executive Chairman			
Stanley Ho	5/6		
Non-Executive Directors			
Cheng Yu Tung	4/6		
Louise Mok	6/6	2/2	
Independent Non-Executive Directors			
Roger Lobo	6/6	2/2	2/2
Robert Kwan *(resigned on 1 January 2007)*	4/6	2/2	1/2
Norman Ho	6/6	2/2	2/2
Charles Ho *(appointed on 10 November 2006)*	1/1		1/1
Managing Director			
Pansy Ho	6/6		1/2
Deputy Managing Director			
Daisy Ho	6/6		2/2
Executive Directors			
Ambrose So	4/6		
Patrick Huen	4/6		
Andrew Tse *(resigned on 21 August 2006)*	4/4		
Anthony Chan	5/6		
Maisy Ho	6/6		
David Shum	6/6		

Model Code for Securities Transactions

The Company has adopted the Model Code for Securities Transactions by Directors of the Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules as its own code of conduct regarding Directors' securities transactions. All Directors have confirmed, following specific enquiry by the Company, that they fully complied with the Model Code throughout the year ended 31 December 2006.

Board Committee

A number of Board Committees have been established by the Board to help with the discharge of its responsibilities.

Remuneration Committee

The principal role of the Remuneration Committee is to make recommendations to the Board on all aspects of the performance, employment, remuneration and incentives of the Executive Directors and senior management. It sets the remuneration and incentives policy of the Company as a whole and approves the remuneration of senior staff in consultation with the Chairman and Managing Director. The emoluments of Directors, including basic salary and performance bonus, are based on each Director's skill, knowledge and involvement in the Company's affairs, the Company's performance and profitability, remuneration benchmark in the industry and the prevailing market conditions. The terms of reference of the Remuneration Committee are adopted by the Board. No Director has taken part in setting his or her own remuneration.

As at 31 December 2006, the Remuneration Committee consisted of Sir Roger Lobo, Mr. Robert Kwan (resigned on 1 January 2007), Mr. Charles Ho (appointed on 10 November 2006) and Mr. Norman Ho (Independent Non-Executive Directors), Ms. Pansy Ho (the Managing Director) and Ms. Daisy Ho (the Deputy Managing Director). Ms. Pansy Ho is the Chairman of this committee. Mr. Yeh V-Nee (an Independent Non-Executive Director*) was appointed as a member of the Remuneration Committee on 1 January 2007. Meetings are held at least once per year and additional meetings may be held as required.

Directors' interests and long and short positions in shares, along with Directors' interests in contracts, are listed in the section headed "Report of the Directors" in this annual report. Directors' emoluments are listed in the "Notes to the Financial Statements" in this annual report.

* *Mr. Yeh-V-Nee was appointed as an Independent Non-Executive Director on 1 January 2007.*

Executive Committee

For more efficient operation of the Board, an Executive Committee was established to make recommendations on the strategic aims, objectives and priorities of the Company and to consider and approve matters relating to the day-to-day operations of the Company. The Executive Committee consists of five members being Ms. Pansy Ho (the Managing Director), Ms. Daisy Ho (the Deputy Managing Director) and three Executive Directors (namely Mr. Patrick Huen, Ms. Maisy Ho and Mr. David Shum). Ms. Pansy Ho is the Chairman of this committee. There is no minimum number of meetings required throughout the reporting period.

Audit Committee

The Audit Committee's primary responsibilities include reviewing the financial reports, the system of internal controls, risk management and the effectiveness and objectivity of the audit process.

As at 31 December 2006, the Audit Committee consisted of Sir Roger Lobo, Mr. Robert Kwan (resigned on 1 January 2007) and Mr. Norman Ho (Independent Non-Executive Directors) and Mrs. Louise Mok (a Non-Executive Director). Mr. Robert Kwan was the Chairman of this committee up to 31 December 2006. Following his resignation, Mr. Norman Ho was appointed as Chairman of the Audit Committee and Mr. Yeh V-Nee (an Independent Non-Executive Director) was appointed as a member of the Audit Committee on 1 January 2007. The Board reviewed the membership of the Audit Committee during the year and was satisfied that its members collectively possessed adequate relevant financial experience to properly discharge its roles and responsibilities.

The Audit Committee meets at least twice a year and did so during the reporting period. During the year, the Audit Committee reviewed interim and year-end financial reports, particularly judgmental areas, before submission to the Board and the internal audit programme, findings and management's response. The Committee also considered and approved the annual audit and non-audit service fees. For the year ended 31 December 2006, the fees charged to the accounts of the Company and its subsidiaries for statutory audit amounted to approximately HK$4.1 million and an additional HK$1.4 million was charged for other services. The non-statutory audit services mainly consist of the interim review and taxation and other services.

Accountability and Audit

The Board is responsible for overseeing the preparation of financial statements of the Company. The Board is mindful of its responsibility to present a balanced and clear assessment of the Company's financial position and prospects. The Board is satisfied that it has properly discharged this obligation.

In preparing the accounts for the year ended 31 December 2006, the Directors selected suitable accounting policies and applied them consistently. The Directors also made judgments and estimates that are prudent and reasonable and prepared the accounts on a going concern basis. The Company announced its interim and annual results in a timely manner after the end of the relevant periods as laid down in the Listing Rules.

The statement from the Auditors of the Company about their reporting responsibilities on the financial statements of the Company is set out in the "Independent Auditor's Report" in this annual report.

Internal Control

The Board is responsible for ensuring a sound and effective system of internal control which is designed for (i) safeguarding the interests of shareholders; (ii) safeguarding assets of the Company and its subsidiaries against misappropriation; (iii) ensuring proper maintenance of accounting records for the provision of reliable financial information; and (iv) ensuring compliance with the relevant legislations and regulations. Such system of internal control aims at limiting the risks of the Company to an acceptable level but not at eliminating all the risks. Hence, such system can only provide reasonable but not absolute assurance that there will not be any material misstatement in financial information and there will not be any financial loss or fraud.

The key procedures established by the Board to provide effective internal control include (i) a defined management structure with clear lines of responsibility and limits of authority; (ii) an appropriate organizational structure which adequately provides the necessary information flow for management decisions; (iii) proper budgetary and management accounting control to ensure efficient allocation of resources and to provide timely financial and operational performance indicators for managing business activities; (iv) effective financial reporting control to ensure the recording of complete, accurate and timely accounting and management information; and (v) assurance through the Audit Committee to review appropriate policies on internal control are in place and are functioning effectively.

The Board continued to review, through the Audit Committee, the effectiveness of the system of internal control which includes, financial, operational, compliance and risk management controls. The review process consists of (i) assessment of internal control by internal audit department; (ii) operational management's assurance of the maintenance of control; and (iii) control issues identified by external auditors during statutory audit.

The internal audit department reports functionally to the Audit Committee and has unrestricted access to all records and personnel of the Company and its subsidiaries. To ensure a systematic coverage of all auditable areas and effective deployment of resources, a four-year strategic audit plan has been formulated by adopting a risk ranking methodology. This strategic audit plan is revised annually to reflect organizational changes and new business developments and is submitted for the Audit Committee's consideration. Ad hoc reviews will also be made of areas of concern identified by the Audit Committee and management.

The internal audit department reviews internal control by evaluating the control environment, performing risk assessments of key processes, assessing the adequacy and sample testing the functioning of key controls. In addition, operational management of key processes is required to review its control framework with reference to the integrated framework of internal control recommended by the Committee of Sponsoring Organisations of the Treadway Commission and confirm that the internal control is working as intended. An audit report addressing the identified control deficiencies is issued for each audit.

The internal audit department reports to the Audit Committee every quarter on the results of the assessment of internal control and the follow up of implementation of actions on control deficiencies. In addition, the head of internal audit department attends the Audit Committee meeting twice a year to report on the progress of achievement of the strategic audit plan for the year and gives a summary of significant control deficiencies identified.

For the year under review, the Board considers that the system of internal control for the Company and its subsidiaries is adequate and effective and the Company has complied with the code provisions on internal control.

Proactive Investor Relations

The Code requires the Company to have communication with shareholders. It is the responsibility of the Board as a whole to ensure that satisfactory dialogue takes place. The primary communication channel between the Company and its shareholders is through the publication of interim and annual reports. The Company's Registrars serve the shareholders with respect to all share registration matters. The Company's annual general meeting provides a further opportunity for investors to exchange views with the Board.

The Company continues to pursue a proactive policy of promoting investor relations by regular meetings with institutional shareholders and research analysts. Our Investor Relations Department maintains open and two-way communication with the investment community. In order to ensure our investors have an understanding of the Company's strategy, operations and management, our management engages in proactive investor relations' activities. In particular, the Company participated in regular one-on-one investor meetings, a number of major roadshows, investor conferences and international non-deal roadshows organized by various investment banks.

To enhance corporate communication, separate resolutions are proposed at general meetings on each substantially separate issue, including the election of individual Directors. Details of the poll voting procedures and rights of shareholders to demand a poll are included in the circular to shareholders dispatched together with the annual report. The circular also includes relevant details of proposed resolutions, including biographies of each candidate standing for re-election and whether such candidates are considered to be independent.

Looking Forward

The Company will continue to review its corporate governance practices on a timely basis and to take necessary and appropriate actions to ensure compliance with the required practices and standards including the provisions of the Code.

Independent Auditor's Report

To The Shareholders of Shun Tak Holdings Limited
(Incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of Shun Tak Holdings Limited (the Company) set out on pages 62 to 123, which comprise the consolidated and company balance sheets as at 31 December 2006, and the consolidated profit and loss account, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The Directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, in accordance with Section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2006 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

H.C. Watt & Company Limited
Certified Public Accountants
Room 1903, New World Tower, 18 Queen's Road Central, Hong Kong

Henry C.H. Chui, Auditor
Practising Certificate Number P599
16 April 2007

Consolidated Profit and Loss Account

For the year ended 31 December

	Note	2006 (HK$'000)	(Restated) 2005 (HK$'000)
Turnover	4	**2,508,804**	2,489,018
Other revenues	4	**263,192**	152,211
Other income	5	**34,395**	3,623
		2,806,391	2,644,852
Cost of inventories sold or consumed		**(670,283)**	(740,272)
Staff costs		**(601,370)**	(529,599)
Depreciation and amortisation		**(136,758)**	(132,634)
Other costs		**(878,975)**	(769,013)
Fair value changes on investment properties		**62,065**	134,483
Operating profit	6	**581,070**	607,817
Excess of interest in fair value of net assets acquired over cost of acquisition of a subsidiary	35(a)	**22,689**	—
Finance costs	8	**(47,866)**	(33,725)
Share of results of associates		**400,513**	71,605
Share of results of jointly controlled entities		**(17,598)**	(1,438)
Profit before taxation		**938,808**	644,259
Taxation	9(a)	**(56,831)**	(63,266)
Profit after taxation		**881,977**	580,993
Attributable to:			
Equity holders of the Company		**663,916**	364,390
Minority interests		**218,061**	216,603
		881,977	580,993
Dividends	10	**278,534**	146,142
Earnings per share (HK cents)	11		
– basic		**31.0**	17.5
– diluted		**29.7**	16.8

Consolidated Balance Sheet

At 31 December

	Note	2006 (HK$'000)	2005 (HK$'000)
Non-current assets			
Property, plant and equipment	12	**972,843**	936,855
Investment properties	13	**2,988,264**	2,912,255
Leasehold land	14	**598,188**	601,782
Associates	16	**210,770**	196,955
Jointly controlled entities	17	**962,186**	14,553
Intangible assets	18	**4,328**	2,275
Available-for-sale investments	19	**1,279,770**	1,057,684
Mortgage loans receivable	20	**82,158**	283,099
Deferred tax assets	9(c)	**16,237**	11,285
Other non-current assets	21	**803,649**	370,951
		7,918,393	6,387,694
Current assets			
Properties under development	22	**1,071,824**	1,026,554
Inventories	23	**224,346**	235,674
Trade receivables, other receivables and deposits paid	24	**870,417**	303,049
Available-for-sale investments	19	**25,260**	29,038
Derivative financial instruments	25	**—**	5,363
Taxation recoverable		**2,779**	4,169
Bank deposits, cash and bank balances	26	**3,427,514**	3,864,250
		5,622,140	5,468,097
Current liabilities			
Bank borrowings	27	**91,742**	166,995
Trade and other payables	28	**634,005**	519,243
Derivative financial instruments	25	**26,141**	—
Provision for employee benefits	29	**27,654**	28,222
Taxation payable		**34,432**	65,211
		813,974	779,671
Net current assets		**4,808,166**	4,688,426
Total assets less current liabilities		**12,726,559**	11,076,120

At 31 December

	Note	2006 (HK$'000)	2005 (HK$'000)
Non-current liabilities			
Bank borrowings	27	834,982	849,724
Deferred tax liabilities	9(c)	180,490	158,412
Loans from minority shareholders	30	974,314	1,104,858
		1,989,786	2,112,994
Net assets		10,736,773	8,963,126
Equity			
Share capital	31	547,628	520,505
Reserves	33	8,030,269	6,530,298
Proposed dividends		175,241	93,691
Equity attributable to equity holders of the Company		8,753,138	7,144,494
Minority interests		1,983,635	1,818,632
Total equity		10,736,773	8,963,126

Stanley Ho
Director

Cheng Yu Tung
Director

Balance Sheet

At 31 December

	Note	2006 (HK$'000)	2005 (HK$'000)
Non-current assets			
Property, plant and equipment	12	1,228	1,047
Subsidiaries	15	20,700	20,100
Associates	16	250	250
Jointly controlled entities	17	7,803	7,803
Available-for-sale investments	19	234,723	234,723
Other non-current assets	21	5,677,931	3,562,720
		5,942,635	3,826,643
Current assets			
Debtors, deposits and prepayments	24	10,631	60,966
Bank deposits, cash and bank balances	26	1,738,870	2,596,287
		1,749,501	2,657,253
Current liabilities			
Creditors, deposits and accrued charges	28	1,072,652	1,055,966
Provision for employee benefits	29	7,338	7,642
		1,079,990	1,063,608
Net current assets		669,511	1,593,645
Net assets		6,612,146	5,420,288
Equity			
Share capital	31	547,628	520,505
Reserves	33	5,889,277	4,806,092
Proposed dividends		175,241	93,691
Total equity		6,612,146	5,420,288



Stanley Ho
Director



Cheng Yu Tung
Director

For the year ended 31 December 2006

	Equity attributable to equity holders of the Company											
	Share capital (HK$'000)	Share premium account (HK$'000)	Capital redemption reserve account (HK$'000)	Legal reserve account (HK$'000)	Investment revaluation reserve account (HK$'000)	Hedging reserve account (HK$'000)	Exchange reserve account (HK$'000)	Profit and loss account (HK$'000)	Proposed dividends (HK$'000)	Total (HK$'000)	Minority interests (HK$'000)	Total equity (HK$'000)
At 1 January 2006	520,505	4,095,965	5,771	7,548	14,552	1,885	5,389	2,399,188	93,691	7,144,494	1,818,632	8,963,126
Fair value changes	—	—	—	—	163,497	(15,196)	—	—	—	148,301	(20,475)	127,826
Released upon derecognition of available-for-sale investments	—	—	—	—	(10,918)	—	—	—	—	(10,918)	—	(10,918)
Released upon derecognition of derivative financial instruments	—	—	—	—	—	5,133	—	—	—	5,133	6,917	12,050
Deferred tax credited for the year	—	—	—	—	—	1,761	—	—	—	1,761	2,372	4,133
Exchange translation differences	—	—	—	—	—	—	6,335	—	—	6,335	4,216	10,551
Income and expense recognised directly in equity	—	—	—	—	152,579	(8,302)	6,335	—	—	150,612	(6,970)	143,642
Profit for the year	—	—	—	—	—	—	—	663,916	—	663,916	218,061	881,977
Total recognised income and expense for the year	—	—	—	—	152,579	(8,302)	6,335	663,916	—	814,528	211,091	1,025,619
Issue of shares for acquisition of a subsidiary	23,528	936,404	—	—	—	—	—	—	—	959,932	—	959,932
Exercise of share options	3,769	33,729	—	—	—	—	—	—	—	37,498	—	37,498
Expenses on issue of shares	—	(71)	—	—	—	—	—	—	—	(71)	—	(71)
Repurchase of shares	(174)	—	174	—	—	—	—	(6,236)	—	(6.236)	—	(6,236)
Expenses on repurchase of shares	—	—	—	—	—	—	—	(23)	—	(23)	—	(23)
Transfer	—	—	—	1,357	—	—	—	(1,357)	—	—	—	—
Deemed disposal of partial interest in a subsidiary	—	—	—	—	—	—	—	—	—	—	3	3
Dividends to minority shareholders	—	—	—	—	—	—	—	—	—	—	(46,091)	(46,091)
2005 final dividend for shares issued upon exercise of share options and for acquisition of a subsidiary	—	—	—	—	—	—	—	(4,689)	4,689	—	—	—
2005 final dividend	—	—	—	—	—	—	—	—	(98,380)	(98,380)	—	(98,380)
2006 interim dividend	—	—	—	—	—	—	—	(98,604)	—	(98,604)	—	(98,604)
2006 final dividend	—	—	—	—	—	—	—	(175,241)	175,241	—	—	—
	27,123	970,062	174	1,357	152,579	(8,302)	6,335	377,766	81,550	1,608,644	165,003	1,773,647
At 31 December 2006	547,628	5,066,027	5,945	8,905	167,131	(6,417)	11,724	2,776,954	175,241	8,753,138	1,983,635	10,736,773

	Equity attributable to equity holders of the Company											
	Share capital (HK$'000)	Share premium account (HK$'000)	Capital redemption reserve account (HK$'000)	Legal reserve account (HK$'000)	Investment revaluation reserve account (HK$'000)	Hedging reserve account (HK$'000)	Exchange reserve account (HK$'000)	Profit and loss account (HK$'000)	Proposed dividends (HK$'000)	Total (HK$'000)	Minority interests (HK$'000)	Total equity (HK$'000)
At 1 January 2005	520,007	4,081,491	5,019	21	—	(1,608)	1,352	2,207,206	135,202	6,948,690	1,647,701	8,596,391
Fair value changes	—	—	—	—	14,648	17,679	—	—	—	32,327	23,820	56,147
Released upon derecognition of available-for-sale investments	—	—	—	—	(96)	—	—	—	—	(96)	—	(96)
Released upon derecognition of derivative financial instruments	—	—	—	—	—	(13,445)	—	—	—	(13,445)	(18,116)	(31,561)
Deferred tax charged for the year	—	—	—	—	—	(741)	—	—	—	(741)	(998)	(1,739)
Exchange translation differences	—	—	—	—	—	—	4,037	—	—	4,037	2,691	6,728
Share of reserves of associates	—	—	—	7,273	—	—	—	(6,358)	—	915	—	915
Income and expense recognised directly in equity	—	—	—	7,273	14,552	3,493	4,037	(6,358)	—	22,997	7,397	30,394
Profit for the year	—	—	—	—	—	—	—	364,390	—	364,390	216,603	580,993
Total recognised income and expense for the year	—	—	—	7,273	14,552	3,493	4,037	358,032	—	387,387	224,000	611,387
Exercise of share options	1,250	14,500	—	—	—	—	—	—	—	15,750	—	15,750
Expenses on issue of shares	—	(26)	—	—	—	—	—	—	—	(26)	—	(26)
Repurchase of shares	(752)	—	752	—	—	—	—	(19,578)	—	(19,578)	—	(19,578)
Expenses on repurchase of shares	—	—	—	—	—	—	—	(76)	—	(76)	—	(76)
Transfer	—	—	—	254	—	—	—	(254)	—	—	—	—
Deemed disposal of partial interest in a subsidiary	—	—	—	—	—	—	—	—	—	—	1	1
Dividends to minority shareholders	—	—	—	—	—	—	—	—	—	—	(53,070)	(53,070)
2004 final dividend for shares issued upon exercise of share options	—	—	—	—	—	—	—	(325)	325	—	—	—
2004 final dividend	—	—	—	—	—	—	—	—	(135,527)	(135,527)	—	(135,527)
2005 interim dividend	—	—	—	—	—	—	—	(52,126)	—	(52,126)	—	(52,126)
2005 final dividend	—	—	—	—	—	—	—	(93,691)	93,691	—	—	—
	498	14,474	752	7,527	14,552	3,493	4,037	191,982	(41,511)	195,804	170,931	366,735
At 31 December 2005	520,505	4,095,965	5,771	7,548	14,552	1,885	5,389	2,399,188	93,691	7,144,494	1,818,632	8,963,126

Consolidated Cash Flow Statement

	2006 (HK$'000)	2005 (HK$'000)
Operating activities		
Profit before taxation	**938,808**	644,259
Adjustments for:		
Depreciation and amortisation	**136,758**	132,634
Finance costs	**47,866**	33,725
Interest income	**(166,810)**	(117,004)
Dividend income from investments	**(113,107)**	(96,067)
Share of results of associates	**(400,513)**	(71,605)
Share of results of jointly controlled entities	**17,598**	1,438
(Profit)/loss on disposal of property, plant and equipment	**(27,243)**	1,472
Profit on disposal of interest in an associate	**—**	(242)
Excess of interest in fair value of net assets acquired over cost of acquisition of a subsidiary	**(22,689)**	—
Gain on investments and other financial instruments	**(12,044)**	(1,401)
Impairment loss on goodwill	**2,275**	—
Fair value changes on investment properties	**(62,065)**	(134,483)
Operating profit before working capital changes	**338,834**	392,726
(Increase)/decrease in properties under development and inventories of properties, excluding net finance costs capitalised	**(17,636)**	110,710
Increase in other inventories	**(15,040)**	(11,369)
Increase in debtors, deposits and prepayments	**(359,475)**	(59,101)
Decrease in creditors, deposits and accrued charges	**(155,913)**	(33,039)
(Decrease)/increase in provision for employee benefits	**(568)**	282
Cash (used in)/generated from operations	**(209,798)**	400,209
Total income taxes paid	**(66,094)**	(52,154)
Net cash (used in)/from operating activities	**(275,892)**	348,055

	Note	2006 (HK$'000)	2005 (HK$'000)
Investing activities			
Purchase of property, plant and equipment		(91,526)	(133,010)
Purchase of investment properties		—	(13,761)
Payment of lease premium for land		(10,100)	—
Purchase of intangible assets		(4,417)	—
Payment of costs and expenditure for properties under development, excluding net finance costs capitalised		(71,446)	—
Advances to associates		—	(35,000)
Repayments from associates		33,015	8,067
Capital contribution to jointly controlled entities		(11)	(1,800)
Capital refund from a jointly controlled entity		326	—
Advances to jointly controlled entities		(168,595)	(2,610)
Acquisition of investments and other financial instruments		(133,630)	(218,567)
Advances from an investee company		55,232	60,543
Advances to a company before the completion of acquisition by the Group of its interest as a subsidiary		(151,981)	—
Repayments of mortgage loans		218,270	697,579
Acquisition of interests in subsidiaries	34(a)	584	(2,200)
Acquisition of interest in an associate		(12)	(2,800)
Proceeds on deemed disposal of partial interest in a subsidiary		3	1
Proceeds on disposal of an associate		—	560
Proceeds on disposal or redemption of investments and other financial instruments		91,208	52,500
Proceeds on disposal of property, plant and equipment		31,520	55
Increase in bank deposit with embedded derivative and a maturity over a year		(77,790)	—
Decrease in bank deposits with a maturity over three months		—	750
Interest received		197,399	129,563
Dividends received from investments		53,168	35,524
Dividends received from associates		369,393	21,977
Net cash from investing activities		340,610	597,371
Financing activities			
New loans		197,758	527,856
Repayments of loans		(419,563)	(1,114,674)
Proceeds from issue of shares		37,498	15,750
Expenses paid on issue of shares		(71)	(26)
Repurchase of shares		(6,236)	(19,578)
Expenses paid on repurchase of shares		(23)	(76)
Interest paid		(56,860)	(176,902)
Dividends paid to shareholders		(196,777)	(187,571)
Dividends paid to minority shareholders		(46,091)	(42,630)
Net cash used in financing activities		(490,365)	(997,851)
Net decrease in cash and cash equivalents		(425,647)	(52,425)
Effect of foreign exchange rates changes		590	455
Cash and cash equivalents at 1 January		3,877,831	3,929,801
Cash and cash equivalents at 31 December	34(b)	3,452,774	3,877,831

Note 1 Statement of Compliance

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (HKFRSs, which also include Hong Kong Accounting Standards (HKASs) and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong, and the disclosure requirements of the Hong Kong Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Note 2 Principal Accounting Policies

a) Basis of preparation

The financial statements have been prepared under the historical cost convention, as modified by the revaluation of investment properties and certain financial assets and liabilities, which are stated at fair value.

The Group has adopted the following amendments to HKFRSs that are relevant to its operations and effective for accounting periods beginning on or after 1 January 2006:

HKAS 1, HKAS 27 & HKFRS 3 (Amendments)	Presentation of Financial Statements, Consolidated and Separate Financial Statements & Business Combinations — Amendments as a consequence of the Hong Kong Companies (Amendment) Ordinance 2005
HKAS 21 (Amendment)	The Effects of Changes in Foreign Exchange Rates — Net Investment in a Foreign Operation
HKAS 39 (Amendment)	Financial Instruments: Recognition and Measurement — The Fair Value Option
HKAS 39 & HKFRS 4 (Amendments)	Financial Instruments: Recognition and Measurement & Insurance Contracts — Financial Guarantee Contracts

In addition, the Hong Kong Companies (Amendment) Ordinance 2005 came into effect on 1 December 2005 and was first applicable to the Group's financial statements for the accounting period beginning on 1 January 2006.

The impact of adopting the revised HKFRSs and the application of the Hong Kong Companies (Amendment) Ordinance 2005 is described in note 3(a) to the financial statements.

b) Basis of consolidation

The consolidated financial statements include the audited financial statements of the Company and all its subsidiaries made up to 31 December each year. Results of subsidiaries are consolidated from the acquisition date, being the date on which the Group obtains control, until the date such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Minority interests represent interests of outside shareholders in the results and net assets of the Company's subsidiaries.

Note 2 Principal Accounting Policies (Continued)

c) Goodwill

Goodwill arising on the acquisition of subsidiaries, associates and jointly controlled entities is initially measured at cost, being the excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Goodwill arising on the acquisition of subsidiaries is recognised in the consolidated balance sheet as an asset, and in the case of associates and jointly controlled entities, goodwill is included in the carrying amount thereof rather than as a separately identified asset on the consolidated balance sheet.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Goodwill is allocated to cash-generating units for the purpose of impairment testing.

On acquisition of subsidiaries, associates and jointly controlled entities, if the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the entity being acquired recognised as at the date of acquisition exceeds the cost of acquisition, the Group shall reassess the identification and measurement of the identifiable assets, liabilities and contingent liabilities of that entity and the measurement of the cost of acquisition, and recognise immediately in the consolidated profit and loss account any excess remaining after that reassessment.

On disposal of cash-generating units, associates and jointly controlled entities, any attributable amount of purchased goodwill is included in the calculation of the profit and loss on disposal.

d) Subsidiaries

The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable. In the Company's balance sheet, interests in subsidiaries are stated at cost less any accumulated impairment losses.

e) Associates

Associates are accounted for using the equity method in the consolidated financial statements. They are initially recorded at cost and adjusted thereafter for the post-acquisition changes in the Group's share of net assets of associates, less any accumulated impairment losses. The Group's share of post-acquisition results and reserves of associates are recognised in the consolidated profit and loss account and consolidated reserves respectively.

When the Group transacts with its associates, unrealised profits and losses are eliminated to the extent of the Group's interests in the relevant associates, except where unrealised losses provide evidence of an impairment of the asset transferred.

The results of associates are accounted for by the Company on the basis of dividends received and receivable. In the Company's balance sheet, interests in associates are stated at cost less any accumulated impairment losses.

Note 2 Principal Accounting Policies (Continued)

f) Joint ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control, that is when the strategic financial and operating policy decisions relating to the activities require the unanimous consent of the parties sharing control.

(i) Jointly controlled entities

A jointly controlled entity is a joint venture that involves the establishment of a separate entity in which the Group and other venturers have an interest and exercise joint control in accordance with contractual arrangements.

Jointly controlled entities are accounted for using the equity method in the consolidated financial statements. They are initially recorded at cost and adjusted thereafter for the post-acquisition changes in the Group's share of net assets of jointly controlled entities, less any accumulated impairment losses. The Group's share of post-acquisition results and reserves of jointly controlled entities are recognised in the consolidated profit and loss account and consolidated reserves respectively.

When the Group transacts with its jointly controlled entities, unrealised profits and losses are eliminated to the extent of the Group's interests in the relevant jointly controlled entities, except where unrealised losses provide evidence of an impairment of the asset transferred.

The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable. In the Company's balance sheet, interests in jointly controlled entities are stated at cost less any accumulated impairment losses.

(ii) Jointly controlled assets

Jointly controlled assets are assets of a joint venture over which the Group has joint control with other venturers in accordance with contractual arrangements and through the joint control of which the Group has control over its share of future economic benefits earned from the assets.

The Group's share of jointly controlled assets and any liabilities incurred jointly with other venturers is recognised in the balance sheet and classified according to their nature. Liabilities and expenses incurred directly in respect of its interests in jointly controlled assets are accounted for on an accrual basis. Income from the sale or use of the Group's share of the output of the jointly controlled assets, together with its share of any expenses incurred by the joint ventures, are recognised in the profit and loss account when it is probable that the economic benefits associated with the transactions will flow to or from the Group.

g) Revenue recognition

Major categories of revenues are recognised in the financial statements on the following bases:

Revenue from sale of completed properties is recognised upon completion of sale agreements. Revenue from passenger transportation services is recognised upon the departure of each trip of vessel. Revenue from sale of fuel is recognised upon delivery to customers. Revenues from travel agency services, repairing services and management services are recognised upon provision of services. Rental income is recognised on a straight-line basis over the lease terms. Dividend income is recognised when the right to receive payment is established. Interest income is recognised on a time proportion basis on the principal outstanding and at the effective interest rate applicable. Revenue from sale of investments is recognised on trade dates.

Note 2 Principal Accounting Policies (Continued)

h) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the asset has been put into operation, such as repairs and maintenance, is normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalised as an additional cost of the asset.

The profit or loss arising from the derecognition of an item of property, plant and equipment is the difference between the net sale proceeds and the carrying amount of the relevant asset and is recognised in the profit and loss account.

Depreciation is provided to write off the cost of the assets, over their estimated useful lives and after taking into account their estimated residual values, using the straight-line method, at the following annual rates:

Leasehold buildings	1.7% – 2% or over the remaining lease terms, if shorter
Vessels and pontoons	5% – 6.7%
Other assets	5% – 33.3%

The useful lives and residual values of the assets are reviewed, and adjusted if appropriate, at each balance sheet date.

i) Investment properties

Investment properties are properties held to earn rentals or for capital appreciation or both. Such properties are not depreciated, and are measured initially at cost including transaction costs and thereafter stated at fair value, determined on the basis of professional valuation reflecting market conditions at each balance sheet date. Any changes in fair value are recognised in the profit and loss account. A property interest under an operating lease which is held for the above purposes is classified and accounted for as an investment property.

An investment property is derecognised upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal. The profit or loss arising from the derecognition of an investment property is the difference between the net sale proceeds and the carrying amount of the relevant asset and is recognised in the profit and loss account.

j) Leasehold land

Leasehold land comprises upfront payments to acquire long-term interest in lessee-occupied properties. Leasehold land is stated at cost and amortised over the period of the leases on a straight-line basis to the profit and loss account.

k) Properties under development for sale

Properties under development for sale are shown under current assets and are stated at cost less any accumulated impairment losses. Cost includes cost of land and development, construction expenditure incurred and attributable finance costs capitalised during the development period.

Note 2 Principal Accounting Policies (Continued)

l) Franchises and royalties

Franchises and royalties are classified as intangible assets and stated at cost less accumulated amortisation and any accumulated impairment losses. Amortisation is provided either over the estimated finite useful lives of 8 to 13 years using the straight-line method or over the contractual royalty rate based on actual product sales.

m) Inventories

Inventories are stated at the lower of cost and net realisable value. In respect of unsold properties, cost is determined by apportionment of the total development costs, including land and development cost, construction expenditure incurred and finance costs capitalised, attributable to unsold properties. Net realisable value is determined by reference to sale proceeds of properties sold in the ordinary course of business less all estimated selling expenses after the balance sheet date, or by management estimates based on prevailing market conditions. In respect of other inventories, cost, comprising purchase cost from suppliers, is determined on first-in-first-out basis or the weighted average basis for different inventories. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

n) Investments

Investments in liquid funds and securities, other than investments in subsidiaries, associates and jointly controlled entities, are classified either as investments at fair value through profit or loss if they are held for trading or as available-for-sale investments.

Purchases and sales of investments are recognised and derecognised using trade date accounting. Investments are derecognised when the contractual rights to the cash flows from the investments have expired or have been transferred and the Group has transferred substantially the risks and rewards of ownership.

Investments at fair value through profit or loss are initially recognised at fair value with transaction costs recognised as expenses and subsequently stated at fair value. Unrealised gains and losses from changes in fair value, including exchange differences, are recognised in the profit and loss account. Upon disposal of an investment, the difference between its carrying amount and the net sale proceeds is included in the calculation of the profit or loss on disposal.

Available-for-sale investments are initially recognised at fair value plus transaction costs and subsequently stated at fair value, or in the case of investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, they are subsequently stated at cost less any accumulated impairment losses. Unrealised gains and losses from changes in fair value are recognised in investment revaluation reserve, except for impairment losses and in the case of monetary investments, exchange differences which are recognised in the profit and loss account. Upon disposal of an investment, the difference between its carrying amount and the net sale proceeds and any cumulative fair value changes in investment revaluation reserve are included in the calculation of the profit or loss on disposal.

Available-for-sale investments are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, any impairment loss is determined and recognised as follows:

For available-for-sale investments carried at cost, the impairment loss is measured as the difference between the carrying amount of the investment and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses in respect of available-for-sale investments carried at cost are not reversed.

For available-for-sale investments carried at fair value, the cumulative losses that had been recognised directly in equity is removed from equity and is recognised in the profit and loss account. The amount of the cumulative losses that is recognised in profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that asset previously recognised in the profit and loss account.

Note 2 Principal Accounting Policies (Continued)

n) Investments (Continued)

Impairment losses in respect of available-for-sale equity securities carried at fair value are not reversed through the profit and loss account. Any subsequent increase in the fair value of such assets is recognised directly in equity.

Impairment losses in respect of available-for-sale debt securities carried at fair value are reversed if the subsequent increase in fair value can be objectively related to an event occurring after the impairment loss was recognised. Reversals of impairment losses in such circumstances are recognised in the profit and loss account.

o) Trade and other receivables

Trade and other receivables are initially recognised at fair value and subsequently measured at amortised cost using the effective interest method, less any accumulated impairment losses unless the effect of discounting would be immaterial, in which case they are stated at cost less any accumulated impairment losses. A provision for impairment (note 2(aa)) of trade and other receivables is made when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables.

p) Derivative financial instruments

Derivatives are initially recognised at fair value on the date derivative contracts are entered into and are subsequently measured at their fair value. Changes in fair value of derivatives that did not qualify for hedge accounting are recognised immediately in the profit and loss account.

A cash flow hedge is where a derivative is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction. The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the profit and loss account.

The cumulative gain or loss in equity is recycled in the profit and loss account in the period when the hedged item affects profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a liability, such gain or loss is transferred from equity and included in the initial measurement of the cost of the asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, the cumulative gain or loss in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the profit and loss account. When a forecast transaction is no longer expected to occur, such cumulative gain or loss is immediately transferred to the profit and loss account.

Derivatives embedded in non-derivative host contracts are separated from the relevant host contracts and deemed as held for trading when the economic characteristics and risks of the embedded derivatives are not closely related to those of the host contracts and when the combined contracts are not measured at fair value through profit or loss. In all other circumstances, derivatives embedded are not separated and are accounted for together with the host contracts in accordance with appropriate standards. Where the Group needs to separate an embedded derivative but is unable to measure the embedded derivative, the entire combined contracts are treated as financial assets at fair value through profit or loss.

q) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the cash flow statement.

Note 2 Principal Accounting Policies (Continued)

r) Bank borrowings

Bank borrowings are initially recognised at cost, being the fair value of the consideration received net of transaction costs associated with the borrowings. After initial recognition, bank borrowings are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any transaction costs, and any discount or premium on settlement. Gains and losses are recognised in the profit and loss account when the liabilities are derecognised as well as through the amortisation process.

s) Trade and other payables

Trade and other payables are initially recognised at fair value and subsequently measured at amortised cost using the effective interest method, unless the effect of discounting would be immaterial, in which case they are stated at cost.

t) Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the profit and loss account because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary differences arise from goodwill or from the initial recognition, other than in a business combination, of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in jointly controlled entities, except where the Group is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the assets to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the profit and loss account, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Note 2 Principal Accounting Policies (Continued)

u) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rental income and expenses under operating leases are credited and charged respectively to the profit and loss account on a straight-line basis over the terms of the leases.

v) Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, it will then be recognised as a provision.

w) Capitalisation of borrowing costs

Borrowing costs are expensed as incurred, except to the extent that they are capitalised as being directly attributable to the construction or production of assets which necessarily take a substantial period of time to get ready for their intended use or sale. Capitalisation of such borrowing costs begins when construction or production activities commence and ceases when the assets are substantially ready for their intended use or sale. The capitalisation rate for the year is based on the cost of the related borrowings less related interest income.

x) Foreign currencies

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Hong Kong dollars, which is the Company's functional and presentation currency.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the transaction dates. Exchange differences resulting from the settlement of such transactions and from the retranslation at the balance sheet date of monetary assets and liabilities denominated in foreign currencies are recognised in the profit and loss account. Non-monetary assets and liabilities that are measured in terms of historical cost in foreign currencies are translated using the exchange rates prevailing at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the exchange rates prevailing at the dates the fair value was determined. When a gain or loss on a non-monetary item is recognised directly in equity, any exchange component of that gain or loss is recognised directly in equity. When a gain or loss on a non-monetary item is recognised in the profit and loss account, any exchange component of that gain or loss is recognised in the profit and loss account.

On consolidation, the assets and liabilities of those foreign subsidiaries, associates and jointly controlled entities that have a functional currency different from the presentation currency of the Group are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date, and their profit and loss accounts are translated into Hong Kong dollars at the weighted average exchange rates for the year. The resulting exchange differences are recognised in exchange reserve. On disposal of a foreign entity, the cumulative exchange difference which relates to that entity is included in the calculation of the profit or loss on disposal.

Note 2 Principal Accounting Policies (Continued)

y) Employee benefits

Cost of accumulating compensated absences is recognised as an expense in the profit and loss account and measured based on the additional amount that the Group expects to pay as a result of the unused entitlement that has accumulated at the balance sheet date.

Obligations for contributions to defined contribution retirement plans, including contributions payable under the Mandatory Provident Fund Schemes Ordinance, are recognised as an expense in the profit and loss account as incurred.

z) Related parties

A party is considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party, exercise significant influence over the party or has joint control over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control. Related parties include individuals being members of key management personnel and significant shareholders, as well as close family members of, and entities which are controlled, jointly-controlled or significantly influenced by such individuals. Related parties also include post-employment benefit plans for the benefit of employees of the Group or its related parties.

aa) Impairment of assets

At each balance sheet date, assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. When an indication of impairment exists, or when annual impairment testing is required in the case of goodwill acquired in a business combination, the Group estimates the asset's recoverable amount, being the higher of the asset's fair value less costs to sell and its value in use. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount in the profit and loss account, except where the asset is stated at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case it is treated as a revaluation deficit. For the purpose of assessing impairment, assets are grouped as cash-generating units for which there are separately identifiable cash flows.

An impairment loss recognised in prior years for an asset other than goodwill is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had been recognised. Reversals of impairment losses are credited to the profit and loss account except where the asset is carried at valuation, in which case the reversal of impairment losses is treated as a revaluation movement. An impairment loss made against goodwill is not reversed.

bb) Share-based payments

The Group issued equity-settled share-based payments, including the granting of share options to Directors and other employees. Equity-settled share-based payments are measured at fair value at the measurement date excluding the effect of non-market-based vesting conditions, and recognised as an expense in the profit and loss account. A corresponding increase is recognised in capital reserve within equity. Where the employees are required to meet vesting conditions before they become entitled to the payments, such fair value is expensed on a straight-line basis over the vesting period, based on the Group's estimate of the equity instruments that will eventually vest and adjusted for the effect of non-market-based vesting conditions.

Share options granted on or before 31 December 2004 are not expensed in accordance with the transitional provisions of HKFRS 2.

Note 2 Principal Accounting Policies (Continued)

cc) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Segment information is presented in respect of the Group's business and geographical segments. The primary format, business segments, is based on the Group's principal activities and the Group's management structure and internal financial reporting system.

Segment revenues, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Segment revenues, expenses, results, assets and liabilities are determined before intra-group balances and transactions that are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are within a single segment. Inter-segment pricing is determined on an arm's length basis.

Segment capital expenditure is the total costs incurred during the year to acquire segment assets that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate revenues, expenses and assets, interest-bearing loans, borrowings and taxation.

dd) Critical accounting estimates and judgements

The Group makes estimates and assumptions as appropriate in the preparation of the financial statements. These estimates are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances and will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant effect on the carrying amounts of assets and liabilities include the productive life of property, plant and equipment and the determination of tax.

ee) Comparatives

Where necessary, comparative figures are restated to conform with changes in presentation in the current financial year.

Note 3 Impact of Revised Hong Kong Financial Reporting Standards

a) The adoption of HKAS 1, HKAS 27 & HKFRS 3 (Amendments), HKAS 21 (Amendment), HKAS 39 (Amendment) and HKAS 39 & HKFRS 4 (Amendments) has no material impact on the Group's accounting policies.

b) The Group has not early applied the following new HKFRSs that have been issued but are not yet effective. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

		Effective for accounting periods beginning on or after
HK(IFRIC)-Int 8	Scope of HKFRS 2	1 May 2006
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives	1 June 2006
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment	1 November 2006
HKAS 1 (Amendment)	Presentation of Financial Statements — Capital Disclosures	1 January 2007
HKFRS 7	Financial Instruments: Disclosures	1 January 2007
HK(IFRIC)-Int 11	HKFRS 2 — Group and Treasury Share Transactions	1 March 2007
HKFRS 8	Operating Segments	1 January 2009

Note 4 Turnover and Revenue

The Group is principally engaged in the businesses of property development, investment and management, transportation, hospitality and investment holding.

	Group	
	2006 (HK$'000)	2005 (HK$'000)
Turnover		
Revenue from sale of properties	32,866	280,719
Revenue from passenger transportation services	1,876,765	1,653,138
Revenue from sale of fuel	21,850	22,416
Revenue from travel agency services	101,697	134,947
Rental income	155,355	143,660
Dividends from investments	113,107	96,067
Interest income from mortgage loans receivable	13,109	16,471
Management fees and others	194,055	141,600
	2,508,804	2,489,018
Other revenues		
Interest income	153,701	100,533
Claims received	789	13,868
Others	108,702	37,810
	263,192	152,211
	2,771,996	2,641,229

Note 5 Other Income

Other income in 2006 includes HK$27,243,000 being profit on disposal of property, plant and equipment.

Note 6 Operating Profit

	Group 2006 (HK$'000)	Group 2005 (HK$'000)
After crediting:		
Interest income		
– listed investments	18	520
– unlisted investments	921	2,081
– bank deposits and others	165,871	114,403
	166,810	117,004
Rental income from investment properties	138,551	126,418
Less: Direct operating expenses arising from investment properties	(17,087)	(15,010)
	121,464	111,408
Dividend income from listed investments	3,689	1,755
Dividend income from unlisted investments		
– Sociedade de Turismo e Diversões de Macau, S.A. (STDM)	108,541	93,341
– others	877	971
Exchange gain	6,668	2,431
Profit on disposal of property, plant and equipment	27,243	—
Profit on sale of listed investments	12,296	1,692
After charging:		
Cost of inventories		
– properties	29,019	223,974
– others	641,264	516,298
	670,283	740,272
Depreciation of property, plant and equipment		
– held for rental income under operating leases	2,458	2,458
– others	120,639	116,611
Amortisation		
– leasehold land	13,572	13,565
– intangible assets	89	—
Audit fee	4,092	3,546
Loss on disposal of property, plant and equipment	—	1,472
Minimum lease payments of properties under operating leases	6,669	3,396
Impairment losses on		
– goodwill	2,275	—
– receivables	2,293	3,618
Provident fund contribution	18,008	22,008

Note 7 Directors' Emoluments and Five Highest Paid Individuals

The emoluments of the Company's Directors are as follows:

Group
2006

	Fees (HK$'000)	Salaries, allowances and benefits (HK$'000)	Performance bonus (HK$'000)	Provident fund contributions (HK$'000)	Total (HK$'000)
Executive Directors					
Stanley Ho	65	—	—	—	65
Pansy Ho	65	7,802	2,737	360	10,964
Daisy Ho	65	4,734	708	218	5,725
Ambrose So	5	1,285	98	60	1,448
Patrick Huen	65	1,644	126	75	1,910
Andrew Tse *	3	1,280	—	44	1,327
Anthony Chan	5	1,632	126	75	1,838
Maisy Ho	5	3,381	477	156	4,019
David Shum	5	1,623	209	75	1,912
Non-Executive Directors					
Cheng Yu Tung	5	—	—	—	5
Louise Mok	5	100	—	—	105
Independent Non-Executive Directors					
Roger Lobo	200	100	—	—	300
Robert Kwan	200	100	—	—	300
Norman Ho	200	100	—	—	300
Charles Ho	29	—	—	—	29
	922	23,781	4,481	1,063	30,247

* *Mr. Andrew Tse resigned as Director of the Company on 21 August 2006.*

Note 7 Directors' Emoluments and Five Highest Paid Individuals (Continued)

Group

2005

	Fees (HK$'000)	Salaries, allowances and benefits (HK$'000)	Performance bonus (HK$'000)	Provident fund contributions (HK$'000)	Total (HK$'000)
Executive Directors					
Stanley Ho	65	—	—	—	65
Pansy Ho	65	7,628	1,905	352	9,950
Daisy Ho	65	4,634	446	214	5,359
Ambrose So	5	1,256	97	58	1,416
Patrick Huen	65	1,610	123	74	1,872
Andrew Tse *	5	1,597	123	74	1,799
Anthony Chan	5	1,597	123	74	1,799
Maisy Ho	5	3,310	255	153	3,723
David Shum	5	1,589	123	73	1,790
Non-Executive Directors					
Cheng Yu Tung	5	—	—	—	5
Louise Mok	5	100	—	—	105
Independent Non-Executive Directors					
Roger Lobo	200	100	—	—	300
Robert Kwan	200	100	—	—	300
Norman Ho	200	100	—	—	300
	895	23,621	3,195	1,072	28,783

* *Mr. Andrew Tse resigned as Director of the Company on 21 August 2006.*

There was no arrangement under which a Director had waived or agreed to waive any emoluments during the current and prior years.

Among the five highest paid individuals in the Group, three (2005: three) are Directors of the Company and the details of their emoluments have been disclosed above. The emoluments of the remaining two (2005: two) individuals during the year not included above were salaries, allowances and benefits of HK$6,789,000 (2005: HK$5,797,000), performance bonus of HK$529,000 (2005: HK$489,000) and provident fund contributions of HK$275,000 (2005: HK$268,000).

The emoluments paid to the abovementioned two (2005: two) individuals are within the following bands:

	Number of persons 2006	2005
HK$2,500,001 – HK$3,000,000	0	1
HK$3,500,001 – HK$4,000,000	1	1
HK$4,000,001 – HK$4,500,000	1	0

Details of the basis of determining Directors' emoluments are disclosed in the Report on Corporate Governance Practices on page 58. The emoluments disclosed above represent the amounts paid or payable to the Directors and employees of the Company for the year and exclude the benefits derived or to be derived from the share options granted to them under the Company's share option schemes. Details of these benefits in kind are disclosed in section (d) under Disclosure of Interests in the Report of the Directors on pages 50 to 52.

Note 8 Finance Costs

	Group 2006 (HK$'000)	Group 2005 (HK$'000)
Interest on bank loans and overdraft wholly repayable within 5 years	53,412	33,725
Interest on bank loans not wholly repayable within 5 years	132	—
Interest on loans from minority shareholders	1,266	260
Less: Amount capitalised in properties under development	(6,944)	(260)
	47,866	33,725

Note 9 Taxation

a) **Taxation in the consolidated profit and loss account represents:**

	Group 2006 (HK$'000)	Group 2005 (HK$'000)
Current tax – Hong Kong		
Tax for the year	33,306	38,752
Benefit of previously unrecognised tax losses and deductible temporary differences	(235)	(452)
Over-provision in respect of prior years	(232)	(2,500)
	32,839	35,800
Current tax – Overseas		
Tax for the year	6,448	6,802
Benefit of previously unrecognised tax losses and deductible temporary differences	—	(221)
Over-provision in respect of prior years	(4,529)	(3,976)
	1,919	2,605
Deferred tax		
Origination and reversal of temporary differences	20,126	26,042
Benefit of previously unrecognised tax losses and deductible temporary differences	—	(3,165)
	20,126	22,877
Other taxes – Overseas		
Taxation charged to revenues	1,947	1,984
Taxation attributable to the Company and its subsidiaries	56,831	63,266

Hong Kong profits tax is provided for at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits for the year. Overseas taxation is calculated at the rates applicable in their respective jurisdictions.

Note 9 Taxation (Continued)

b) The reconciliation between taxation attributable to the Company and its subsidiaries and accounting profit in the financial statements is as follows:

	Group	
	2006 (HK$'000)	2005 (HK$'000)
Profit before taxation	**938,808**	644,259
Tax at the applicable tax rate of 17.5% (2005: 17.5%)	**164,291**	112,745
Tax effect of net income that is not taxable in determining taxable profit	**(43,025)**	(40,513)
Tax effect of utilisation of previously unrecognised tax losses and deductible temporary differences	**(235)**	(3,597)
Tax effect of unrecognised tax losses and deductible temporary differences in the year	**15,367**	19,297
Tax effect of shares of results of associates and jointly controlled entities	**(67,010)**	(12,279)
Effect of different tax rates of subsidiaries operating in other jurisdictions	**(9,743)**	(7,895)
Over-provision in respect of prior years	**(4,761)**	(6,476)
Income tax expense for the year	**54,884**	61,282
Other taxes	**1,947**	1,984
Total tax expenses	**56,831**	63,266

Note 9 Taxation (Continued)

c) Deferred tax assets and liabilities recognised

The components of deferred tax assets and liabilities recognised in the balance sheets and the movement during the year are as follows:

Deferred tax assets

	Depreciation in excess of related depreciation allowances (HK$'000)	Unrealised intra-group profit (HK$'000)	Tax losses (HK$'000)	Cash flow hedges (HK$'000)	Others (HK$'000)	Total (HK$'000)
Group						
At 1 January 2005	(356)	(22,424)	(15,251)	(801)	(55)	(38,887)
Exchange adjustment	—	—	(92)	—	—	(92)
Credit to profit and loss account for the year	(74)	(3,636)	(2,482)	—	(635)	(6,827)
Charge to equity for the year	—	—	—	801	—	801
At 31 December 2005	(430)	(26,060)	(17,825)	—	(690)	(45,005)
Exchange adjustment	—	—	(155)	—	—	(155)
(Credit)/charge to profit and loss account for the year	(65)	(3,422)	4,947	—	(449)	1,011
Credit to equity for the year	—	—	—	(3,195)	—	(3,195)
At 31 December 2006	**(495)**	**(29,482)**	**(13,033)**	**(3,195)**	**(1,139)**	**(47,344)**
Company						
At 1 January 2005	(144)					
Credit to profit and loss account for the year	(17)					
At 31 December 2005	(161)					
Credit to profit and loss account for the year	(34)					
At 31 December 2006	**(195)**					

Note 9 Taxation (Continued)

c) Deferred tax assets and liabilities recognised (Continued)

Deferred tax liabilities

	Depreciation allowances in excess of related depreciation (HK$'000)	Revaluation of properties (HK$'000)	Clawback of capital allowances of properties (HK$'000)	Cash flow hedges (HK$'000)	Total (HK$'000)
Group					
At 1 January 2005	73,238	50,363	37,256	—	160,857
Exchange adjustment	307	326	—	—	633
Charge to profit and loss account for the year	4,016	20,574	5,114	—	29,704
Charge to equity for the year	—	—	—	938	938
At 31 December 2005	77,561	71,263	42,370	938	192,132
Exchange adjustment	689	599	—	—	1,288
Charge to profit and loss account for the year	817	12,570	5,728	—	19,115
Credit to equity for the year	—	—	—	(938)	(938)
At 31 December 2006	**79,067**	**84,432**	**48,098**	**—**	**211,597**
Company					
At 1 January 2005	144				
Charge to profit and loss account for the year	17				
At 31 December 2005	161				
Charge to profit and loss account for the year	34				
At 31 December 2006	**195**				

Note 9 Taxation (Continued)

c) Deferred tax assets and liabilities recognised (Continued)

Deferred tax assets and liabilities are offset when there is legally enforceable right to set off current tax assets against current tax liabilities and when the deferred taxes relate to the same taxation authority.

	Group		Company	
	2006 (HK$'000)	2005 (HK$'000)	**2006 (HK$'000)**	2005 (HK$'000)
Deferred tax assets recognised	**(16,237)**	(11,285)	**—**	—
Deferred tax liabilities recognised	**180,490**	158,412	**—**	—
	164,253	147,127	**—**	—

d) Deferred tax assets unrecognised

Deferred tax assets have not been recognised in respect of the following items:

	Group		Company	
	2006 (HK$'000)	2005 (HK$'000)	**2006 (HK$'000)**	2005 (HK$'000)
Tax losses	**401,186**	327,464	**183,589**	157,531
Deductible temporary differences	**53,106**	42,209	**—**	—
	454,292	369,673	**183,589**	157,531

Included in the unrecognised tax losses of the Group are losses of HK$11,464,000 (2005: HK$8,083,000) that will expire within three years from the balance sheet date. Other tax losses and deductible temporary differences of the Group and the tax losses of the Company may be carried forward indefinitely.

Note 10 Dividends

	Group and Company	
	2006	2005
	(HK$'000)	(HK$'000)
2005 final dividend of 4.5 HK cents on 10,078,870 shares (2005: 2004 final dividend of 6.5 HK cents on 5,000,000 shares) issued upon exercise of share options	**454**	325
2005 final dividend of 4.5 HK cents on 94,110,954 shares (2005: nil) issued for acquisition of a subsidiary	**4,235**	—
Interim dividend of 4.5 HK cents on 2,191,208,064 shares (2005: 2.5 HK cents on 2,085,026,240 shares)	**98,604**	52,126
Proposed final dividend of 8.0 HK cents on 2,190,514,064 shares (2005: 4.5 HK cents on 2,082,018,240 shares)	**175,241**	93,691
	278,534	146,142

Note 11 Earnings per Share

The calculation of basic earnings per share is based on profit attributable to equity holders of the Company of HK$663,916,000 (2005: HK$364,390,000) and the weighted average number of 2,144,226,359 shares (2005: 2,082,792,925 shares) in issue during the year. The calculation of diluted earnings per share is based on profit attributable to equity holders of the Company of HK$663,916,000 (2005: HK$364,390,000) and the weighted average number of 2,232,941,133 shares (2005: 2,164,035,541 shares) in issue after adjusting for the effects of all dilutive potential ordinary shares.

A reconciliation of the data used in calculating basic and diluted earnings per share is as follows:

	Profit attributable to equity holders of the Company		Weighted average number of shares	
	2006	2005	**2006**	2005
	(HK$'000)	(HK$'000)		
Profit/number of shares for the purpose of basic earnings per share	**663,916**	364,390	**2,144,226,359**	2,082,792,925
Effect of dilutive potential ordinary shares – share options	—	—	**88,714,774**	81,242,616
Profit/number of shares for the purpose of diluted earnings per share	**663,916**	364,390	**2,232,941,133**	2,164,035,541

Note 12 Property, Plant and Equipment

Group

	Properties under development (HK$'000)	Leasehold buildings (HK$'000)	Vessels and pontoons (HK$'000)	Other assets (HK$'000)	Total (HK$'000)
Cost					
At 1 January 2005	—	227,647	1,907,979	728,510	2,864,136
Exchange adjustment	—	—	—	112	112
Additions through acquisition of a subsidiary	—	—	—	138	138
Additions	—	1,378	82,419	49,213	133,010
Disposals/transfers	—	—	—	(93,275)	(93,275)
At 31 December 2005	—	229,025	1,990,398	684,698	2,904,121
Exchange adjustment	—	—	—	249	249
Additions/transfers	71,700	—	18,666	72,860	163,226
Disposals	—	—	(43,724)	(21,462)	(65,186)
At 31 December 2006	71,700	229,025	1,965,340	736,345	3,002,410
Depreciation					
At 1 January 2005	—	113,806	1,201,608	624,355	1,939,769
Exchange adjustment	—	—	—	49	49
Charge for the year	—	3,010	83,797	32,262	119,069
Write-back on disposal	—	—	—	(91,621)	(91,621)
At 31 December 2005	—	116,816	1,285,405	565,045	1,967,266
Exchange adjustment	—	—	—	113	113
Charge for the year	—	3,023	87,448	32,626	123,097
Write-back on disposal	—	—	(41,650)	(19,259)	(60,909)
At 31 December 2006	—	119,839	1,331,203	578,525	2,029,567
Net book value					
At 31 December 2006	**71,700**	**109,186**	**634,137**	**157,820**	**972,843**
At 31 December 2005	—	112,209	704,993	119,653	936,855

Note 12 Property, Plant and Equipment (Continued)

Company

	Other assets (HK$'000)
Cost	
At 1 January 2005	3,776
Additions	677
Disposals	(1,478)
At 31 December 2005	2,975
Additions	612
Disposals	(131)
At 31 December 2006	3,456
Depreciation	
At 1 January 2005	2,832
Charge for the year	335
Write-back on disposal	(1,239)
At 31 December 2005	1,928
Charge for the year	421
Write-back on disposal	(121)
At 31 December 2006	2,228
Net book value	
At 31 December 2006	**1,228**
At 31 December 2005	1,047

Other assets of the Group comprised mainly furniture, fixtures and repairable spare parts of vessels.

The gross carrying amounts of vessels held for rental income under operating leases were HK$98,994,000 (2005: HK$98,994,000) and the related accumulated depreciation charges were HK$86,296,000 (2005: HK$83,838,000).

Note 12 Property, Plant and Equipment (Continued)

An analysis of leasehold buildings and properties under development is as follows:

	Group 2006 (HK$'000)	Group 2005 (HK$'000)
Hong Kong		
Long lease		
Leasehold buildings	11,638	11,996
Medium-term lease		
Leasehold buildings	88,063	90,509
Properties under development	71,700	—
	171,401	102,505
Outside Hong Kong		
Medium-term lease		
Leasehold buildings	9,485	9,704
	180,886	112,209

Note 13 Investment Properties

	Group 2006 (HK$'000)	Group 2005 (HK$'000)
Valuation		
At 1 January	2,912,255	2,756,359
Exchange adjustment	13,944	8,165
Additions/transfers	—	13,888
Cost adjustments	—	(640)
Surplus on revaluation	62,065	134,483
At 31 December	2,988,264	2,912,255

An analysis of investment properties is as follows:

	Group 2006 (HK$'000)	Group 2005 (HK$'000)
Hong Kong		
Long lease	280,600	255,000
Medium-term lease	2,156,321	2,145,781
	2,436,921	2,400,781
Outside Hong Kong		
Medium-term lease	414,343	381,474
Freehold	137,000	130,000
	551,343	511,474
	2,988,264	2,912,255

All investment properties were held for rental income under operating leases.

A revaluation of all investment properties was performed at 31 December 2006 by reference to sales evidence as available on the market and where appropriate on the basis of capitalisation of net income. The revaluation was conducted by Knight Frank Petty Limited, independent professional valuer, which has among its staff members of the Hong Kong Institute of Surveyors. Surplus on revaluation and deferred tax thereon have been included in the profit and loss account.

Note 14 Leasehold Land

	Group	
	2006 (HK$'000)	2005 (HK$'000)
Cost		
At 1 January	767,466	767,466
Additions	10,100	—
At 31 December	777,566	767,466
Amortisation		
At 1 January	165,684	152,119
Amortisation for the year	13,572	13,565
Transfer	122	—
At 31 December	179,378	165,684
Net book value at 31 December	598,188	601,782

An analysis of leasehold land is as follows:

	Group	
	2006 (HK$'000)	2005 (HK$'000)
Hong Kong		
Long lease	3,215	3,241
Medium-term lease	138,815	131,867
	142,030	135,108
Outside Hong Kong		
Medium-term lease	456,158	466,674
	598,188	601,782

Note 15 Subsidiaries

	Company	
	2006 (HK$'000)	2005 (HK$'000)
Unlisted shares, at cost	20,700	20,100

Particulars regarding the principal subsidiaries are set out on pages 122 to 123.

Note 16 Associates

	Group		Company	
	2006 (HK$'000)	2005 (HK$'000)	2006 (HK$'000)	2005 (HK$'000)
Unlisted shares, at cost	—	—	250	250
Share of net assets	210,633	196,818	—	—
Goodwill	137	137	—	—
	210,770	196,955	250	250

Summarised financial information in respect of the Group's associates is set out below:

	2006 (HK$'000)	2005 (HK$'000)
Total assets	3,131,643	3,262,056
Total liabilities	(2,626,441)	(2,797,568)
Revenue	2,917,969	658,410
Profit for the year	1,513,958	185,485

Particulars regarding the principal associates are set out on pages 122 to 123.

Note 17 Jointly Controlled Entities

	Group		Company	
	2006 (HK$'000)	2005 (HK$'000)	2006 (HK$'000)	2005 (HK$'000)
Capital contribution, at cost	—	—	7,803	7,803
Share of net assets	962,186	14,553	—	—
	962,186	14,553	7,803	7,803

Note 17 Jointly Controlled Entities (Continued)

Summarised financial information in respect of the Group's jointly controlled entities is set out below:

	2006 (HK$'000)	2005 (HK$'000)
Share of assets and liabilities attributable to the Group		
Non-current assets	**587,974**	18,270
Current assets	**1,195,348**	75,331
Current liabilities	**(408,234)**	(48,444)
Non-current liabilities	**(412,902)**	(30,604)
Net assets	**962,186**	14,553
Share of income and expenses attributable to the Group		
Income	**31,397**	32,542
Expenses	**(48,995)**	(33,980)
Loss for the year	**(17,598)**	(1,438)

Particulars regarding the principal jointly controlled entities are set out on pages 122 to 123.

Note 18 Intangible Assets

Group

	Goodwill (HK$'000)	Franchises and royalties (HK$'000)	Total (HK$'000)
Cost			
At 1 January 2005	—	—	—
Acquisition of a subsidiary	2,275	—	2,275
At 31 December 2005	2,275	—	2,275
Additions	—	4,417	4,417
At 31 December 2006	2,275	4,417	6,692
Amortisation and impairment loss			
At 1 January 2005 and 31 December 2005	—	—	—
Amortisation for the year	—	89	89
Impairment loss recognised in the year	2,275	—	2,275
At 31 December 2006	2,275	89	2,364
Net book value			
At 31 December 2006	**—**	**4,328**	**4,328**
At 31 December 2005	2,275	—	2,275

Note 19 Available-for-sale Investments

	Group		Company	
	2006 (HK$'000)	2005 (HK$'000)	2006 (HK$'000)	2005 (HK$'000)
Equity securities				
Unlisted				
Cost	898,146	901,837	234,723	234,723
Impairment losses	(77,845)	(81,274)	—	—
	820,301	820,563	234,723	234,723
Listed in Hong Kong, at market value	411,651	198,296	—	—
Listed outside Hong Kong, at market value	21,082	8,662	—	—
	1,253,034	1,027,521	234,723	234,723
Debt securities				
Listed outside Hong Kong, at market value	—	7,755	—	—
Unlisted, at fair value	26,736	37,614	—	—
	26,736	45,369	—	—
Unit trust				
Listed outside Hong Kong, at market value	—	251	—	—
Investment funds				
Listed outside Hong Kong, at market value	16,674	5,423	—	—
Unlisted, at fair value	8,586	8,158	—	—
	25,260	13,581	—	—
	1,305,030	1,086,722	234,723	234,723

The fair values of listed securities and unit trust are determined on the basis of their quoted market prices at the balance sheet date. For unlisted debt securities, the Group uses the market values determined by independent financial institutions to estimate their fair values. Investment funds are valued based on the net asset value per share as reported by the managers of such funds.

Certain available-for-sale investments of the Group, including an unlisted equity investment in STDM, do not have quoted market prices in an active market and other methods of reasonably estimating fair value are clearly unworkable as the variability in the range of various reasonable fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed. These available-for-sale investments are therefore stated at cost and are subject to review for impairment loss.

Note 19 Available-for-sale Investments (Continued)

An analysis of available-for-sale investments is as follows:

	Equity securities		Debt securities		Unit trust		Investment funds		Total	
	2006 (HK$'000)	2005 (HK$'000)	2006 (HK$'000)	2005 (HK$'000)	2006 (HK$'000)	2005 (HK$'000)	2006 (HK$'000)	2005 (HK$'000)	2006 (HK$'000)	2005 (HK$'000)
Group										
Non-current assets	**1,253,034**	1,027,521	**26,736**	29,912	**—**	251	**—**	—	**1,279,770**	1,057,684
Current assets	**—**	—	**—**	15,457	**—**	—	**25,260**	13,581	**25,260**	29,038
	1,253,034	1,027,521	**26,736**	45,369	**—**	251	**25,260**	13,581	**1,305,030**	1,086,722
Company										
Non-current assets	**234,723**	234,723	**—**	—	**—**	—	**—**	—	**234,723**	234,723

Note 20 Mortgage Loans Receivable

	Group	
	2006 (HK$'000)	2005 (HK$'000)
Mortgage loans receivable	**85,830**	304,100
Less: Current portion	**(3,672)**	(21,001)
Non-current portion	**82,158**	283,099

Mortgage loans receivable are secured by second mortgage of properties and interest bearing at prime rate plus 1.75% to prime rate plus 3.75% (2005: prime rate plus 1.75% to prime rate plus 3.75%) per annum.

The carrying amount of mortgage loans receivable approximates the fair value based on cash flows discounted using effective interest rates of prime rate plus 1.75% to prime rate plus 3.75% (2005: prime rate plus 1.75% to prime rate plus 3.75%) per annum.

Note 21 Other Non-current Assets

	Group		Company	
	2006 (HK$'000)	2005 (HK$'000)	2006 (HK$'000)	2005 (HK$'000)
Amounts due by subsidiaries less provision	**—**	—	**5,600,016**	3,562,595
Amounts due by associates less provision	**269,596**	302,611	**—**	—
Amounts due by jointly controlled entities	**408,631**	25,080	**—**	—
Amounts due by investee companies	**28,190**	28,190	**125**	125
Bank deposit with embedded derivative and a maturity over a year	**77,790**	—	**77,790**	—
Index-linked notes and certificates, at fair value	**19,302**	14,930	**—**	—
Club debentures	**140**	140	**—**	—
	803,649	370,951	**5,677,931**	3,562,720

Note 21 Other Non-current Assets (Continued)

Amounts due by subsidiaries are unsecured and with no fixed term of repayment. Amount of HK$358,893,000 (2005: nil) is interest bearing at prime rate (2005: nil) per annum while the remaining balances are non-interest bearing.

Amounts due by associates are unsecured and with no fixed term of repayment. Amount of HK$258,461,000 (2005: HK$291,475,000) is interest bearing at 6% (2005: 6%) per annum while the remaining balances are non-interest bearing.

Amounts due by jointly controlled entities are unsecured. Amount of HK$333,540,000 (2005: nil) is repayable by 5 December 2010 and amount of HK$30,440,000 (2005: nil) is repayable upon notice of either party while the remaining balances have no fixed term of repayment. Amount of HK$333,540,000 (2005: nil) is interest bearing at HIBOR plus 3% (2005: nil) per annum while the remaining balances are non-interest bearing.

Amounts due by investee companies are unsecured, non-interest bearing and with no fixed term of repayment.

For the interest bearing portion of amounts due by subsidiaries, associates and jointly controlled entities, the carrying amount is not materially different from the fair value. For the non-interest bearing portion of amounts due by subsidiaries, associates, jointly controlled entities and investee companies, it is not meaningful to disclose fair value.

Bank deposit with embedded derivative is denominated in United States dollars with interest rate linked to Constant Maturity Swap rate and LIBOR. The carrying amount is not materially different from the fair value.

For index-linked notes and certificates, the redemption amounts and/or interest rates are linked to price indexes of oil, equity securities or overseas properties. The Group uses the market values determined by independent financial institutions to estimate their fair values.

Note 22 Properties Under Development

	Group	
	2006 (HK$'000)	2005 (HK$'000)
Properties under development, at cost	**1,071,824**	1,026,554

An analysis of leasehold land included in properties under development is as follows:

	Group	
	2006 (HK$'000)	2005 (HK$'000)
Hong Kong		
Long lease	**74,600**	74,600
Medium-term lease	**743,450**	743,348
	818,050	817,948

Note 23 Inventories

	Group	
	2006	2005
	(HK$'000)	(HK$'000)
Properties	**95,759**	122,127
Spare parts	**119,572**	108,401
Others	**9,015**	5,146
	224,346	235,674

Leasehold land included in inventories of properties is held under medium leases in Hong Kong.

Note 24 Trade Receivables, Other Receivables and Deposits Paid

	Group		Company	
	2006	2005	**2006**	2005
	(HK$'000)	(HK$'000)	**(HK$'000)**	(HK$'000)
Amount due by a jointly controlled entity	**9,200**	9,200	**—**	—
Current portion of mortgage loans receivable	**3,672**	21,001	**—**	—
Equity-linked note, at fair value	**3,975**	—	**—**	—
Deposit for acquisition of interest in land development right	**500,000**	—	**—**	—
Trade and other debtors, deposits and prepayments	**353,570**	272,848	**10,631**	60,966
	870,417	303,049	**10,631**	60,966

Amount due by a jointly controlled entity was unsecured and repayable on demand. Amount to the extent of HK$7,200,000 (2005: HK$7,200,000) was interest bearing at the interest rate of 5% (2005: 5%) per annum and the remaining balance was non-interest bearing.

The carrying amount of trade and other receivables approximates their fair value because of their immediate or short term maturity.

Trade debtors are managed in accordance with defined credit policies, dependent on market requirements and businesses which they operate. Subject to negotiation, credit is only available for major customers with well-established trading records. The ageing analysis of trade debtors is as follows:

	Group	
	2006	2005
	(HK$'000)	(HK$'000)
0 – 30 days	**124,773**	91,422
31 – 60 days	**33,950**	32,133
61 – 90 days	**8,352**	4,312
over 90 days	**15,636**	16,639
	182,711	144,506

Note 25 Derivative Financial Instruments

	Group	
	2006	2005
	(HK$'000)	(HK$'000)
Current assets		
Fuel swap contracts	—	5,363
Current liabilities		
Equity forward sale contracts	**7,881**	—
Fuel swap contracts	**18,260**	—
	26,141	—

During the year, fuel swap contracts were designated as cash flow hedges to hedge fuel price risk in anticipated future fuel purchases. These contracts were remeasured at fair value based on the estimated future cash flows. The fair value gains or losses are transferred from hedging reserve to the profit and loss account when the forecast purchases occur, at various dates between 1 month to 12 months (2005: 1 month to 6 months) from the balance sheet date.

Note 26 Bank Deposits, Cash and Bank Balances

	Group		Company	
	2006	2005	**2006**	2005
	(HK$'000)	(HK$'000)	**(HK$'000)**	(HK$'000)
Bank deposits	**3,209,613**	3,616,566	**1,713,957**	2,554,564
Cash and bank balances	**217,901**	247,684	**24,913**	41,723
	3,427,514	3,864,250	**1,738,870**	2,596,287

Details of the maturity, interest rates and denomination are shown in notes 41(a) and 41(b) to the financial statements.

The carrying amount of bank deposits, cash and bank balances approximates their fair value because of their immediate or short term maturity.

Note 27 Bank Borrowings

	Group 2006 (HK$'000)	Group 2005 (HK$'000)
Bank loans repayable within a period		
Not exceeding 1 year	**91,742**	166,995
More than 1 year but not exceeding 2 years	**779,982**	194,742
More than 2 years but not exceeding 5 years	**4,015**	654,982
More than 5 years	**50,985**	—
	926,724	1,016,719
Less: Current portion	**(91,742)**	(166,995)
Non-current portion	**834,982**	849,724

Bank loans to the extent of HK$224,724,000 (2005: HK$263,469,000) are secured by charges on certain vessels of the Group of HK$416,880,000 (2005: HK$465,089,000). Bank loans to the extent of HK$55,000,000 (2005: nil) are secured by charges on properties under development of HK$81,578,000 (2005: nil), bank deposits, cash and bank balances of HK$46,111,000 (2005: nil) and other assets of HK$112,000 (2005: nil) of the Group. The balance is secured by corporate guarantee of the Company.

Bank loans to the extent of HK$279,724,000 (2005: HK$419,719,000) are repayable by instalments.

Bank loans are interest bearing at HIBOR plus 0.5% to HIBOR plus 1.5% (2005: HIBOR plus 0.5% to HIBOR plus 0.8%) per annum.

The carrying amount of bank borrowings approximates their fair value based on cash flows discounted using effective interest rates of HIBOR plus 0.5% to HIBOR plus 1.5% (2005: HIBOR plus 0.5% to HIBOR plus 0.8%) per annum.

Note 28 Trade and Other Payables

	Group		Company	
	2006 (HK$'000)	2005 (HK$'000)	2006 (HK$'000)	2005 (HK$'000)
Amounts due to subsidiaries	—	—	1,047,762	1,031,610
Amount due to an associate	2,846	2,846	—	—
Loan	5,000	5,000	—	—
Trade and other creditors, deposits and accrued charges	626,159	511,397	24,890	24,356
	634,005	519,243	1,072,652	1,055,966

Amounts due to subsidiaries and an associate and loan are unsecured, non-interest bearing and with no fixed term of repayment. The carrying amount of trade and other payables either approximates their fair value because of their immediate or short term maturity, or is not materially different from their fair value.

The ageing analysis of trade creditors is as follows:

	Group	
	2006 (HK$'000)	2005 (HK$'000)
0 – 30 days	191,385	150,071
31 – 60 days	2,057	3,649
61 – 90 days	942	452
over 90 days	10,115	8,731
	204,499	162,903

Note 29 Provision for Employee Benefits

Provision for employee benefits represents cost of cumulative compensated absences that the Group expects to pay.

	Group		Company	
	2006 (HK$'000)	2005 (HK$'000)	2006 (HK$'000)	2005 (HK$'000)
At 1 January	28,222	27,940	7,642	7,187
Net amount provided during the year	832	970	528	659
Amount paid during the year	(1,400)	(688)	(832)	(204)
At 31 December	27,654	28,222	7,338	7,642

Note 30 Loans from Minority Shareholders

Loans from minority shareholders are unsecured and with no fixed term of repayment. The Group has not provided any guarantee in favour of the minority shareholders in respect of the loans advanced. Amount to the extent of HK$26,950,000 (2005: HK$26,950,000) is interest bearing at HIBOR plus 0.58% (2005: HIBOR plus 0.58%) per annum while the balance is non-interest bearing. For the interest bearing portion, the carrying amount is not materially different from their fair value. For the non-interest bearing portion, it is not meaningful to disclose fair value.

Note 31 Share Capital

	2006		2005	
	Number of shares	(HK$'000)	Number of shares	(HK$'000)
Authorised				
Ordinary shares of HK$0.25 each				
At 1 January and 31 December	**4,000,000,000**	**1,000,000**	4,000,000,000	1,000,000
Issued and fully paid				
Ordinary shares of HK$0.25 each				
At 1 January	**2,082,018,240**	**520,505**	2,080,026,240	520,007
Issue of shares for acquisition of a subsidiary	**94,110,954**	**23,528**	—	—
Exercise of share options	**15,078,870**	**3,769**	5,000,000	1,250
Repurchase of shares	**(694,000)**	**(174)**	(3,008,000)	(752)
At 31 December	**2,190,514,064**	**547,628**	2,082,018,240	520,505

In October 2006 (2005: December 2005), the Company repurchased 694,000 (2005: 3,008,000) of its own ordinary shares on The Stock Exchange of Hong Kong Limited at an aggregate consideration of HK$6,259,000 (2005: HK$19,654,000). The highest and lowest prices paid per share were HK$9.00 and HK$8.92 (2005: HK$6.60 and HK$6.40) respectively. The repurchased shares were cancelled and accordingly the issued share capital of the Company was reduced by the nominal value of these shares.

Pursuant to Section 49H of the Hong Kong Companies Ordinance, an amount equivalent to the par value of the shares cancelled of HK$174,000 (2005: HK$752,000) was transferred from retained profits to capital redemption reserve. The premium and expenses paid on the repurchase of the shares of HK$6,085,000 (2005: HK$18,902,000) was charged to retained profits.

Note 32 Share Option Schemes

The Company had a share option scheme which was adopted on 18 May 1993 (the 1993 share option scheme) and terminated on 31 May 2002. A new share option scheme was adopted on 31 May 2002 (the 2002 share option scheme), whereby the Board of Directors of the Company may grant share options to eligible persons, including Directors and employees of the Company, to subscribe for ordinary shares in the Company. Details of the share option schemes are disclosed in section (d) under Disclosure of Interests in the Report of the Directors on pages 50 to 52.

Details of the share options are as follows:

2006

Date of grant	Exercise price	At 1 January 2006	Number of options Exercised during the year	At 31 December 2006	Note
a) The 1993 share option scheme					
3 January 2000	HK$1.15	20,869,566	(5,000,000)	15,869,566	(i)
b) The 2002 share option scheme					
25 May 2004	HK$3.15	107,454,870	(10,078,870)	97,376,000	(i)
8 July 2004	HK$3.95	918,800	—	918,800	(ii)
22 September 2004	HK$4.20	5,000,000	—	5,000,000	(i)
		113,373,670	(10,078,870)	103,294,800	
		134,243,236	(15,078,870)	119,164,366	

2005

Date of grant	Exercise price	At 1 January 2005	Number of share options Exercised during the year	At 31 December 2005	Note
a) The 1993 share option scheme					
3 January 2000	HK$1.15	20,869,566	—	20,869,566	(i)
b) The 2002 share option scheme					
25 May 2004	HK$3.15	112,454,870	(5,000,000)	107,454,870	(i)
8 July 2004	HK$3.95	918,800	—	918,800	(ii)
22 September 2004	HK$4.20	5,000,000	—	5,000,000	(i)
		118,373,670	(5,000,000)	113,373,670	
		139,243,236	(5,000,000)	134,243,236	

Notes:

(i) The share options outstanding at 31 December 2006 and 31 December 2005 are granted to Directors and exercisable during a period of 10 years commencing on the date of each grant.

(ii) The share options outstanding at 31 December 2006 and 31 December 2005 are granted to employees and exercisable during a period of 5 years commencing on the date of grant.

Note 33 Reserves

a) Group

	2006 (HK$'000)	2005 (HK$'000)
Share premium account	5,066,027	4,095,965
Capital redemption reserve account	5,945	5,771
Legal reserve account	8,905	7,548
Investment revaluation reserve account	167,131	14,552
Hedging reserve account	(6,417)	1,885
Exchange reserve account	11,724	5,389
Profit and loss account	2,776,954	2,399,188
	8,030,269	6,530,298

The movements of the Group's reserves for the years ended 31 December 2006 and 31 December 2005 are presented in the consolidated statement of changes in equity on pages 66 to 67 of the financial statements.

The application of share premium and capital redemption reserve is governed by Sections 48B and 49H respectively of the Hong Kong Companies Ordinance.

Legal reserve is a non-distributable reserve of certain subsidiaries and associates which is set aside from the profits of these companies in accordance with the Commercial Code of Macau Special Administrative Region.

Investment revaluation reserve comprises the cumulative net change in the fair value of available-for-sale investments held at the balance sheet date and is dealt with in accordance with the accounting policy of available-for-sale investments as set out in note 2(n) to the financial statements.

Hedging reserve comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition of the hedged cash flows in accordance with the accounting policy of cash flow hedges in note 2(p) to the financial statements.

Exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations in accordance with the accounting policy of foreign currencies in note 2(x) to the financial statements.

Note 33 Reserves (Continued)

b) Company

	Share premium account (HK$'000)	Capital redemption reserve account (HK$'000)	Profit and loss account (HK$'000)	Total (HK$'000)
At 1 January 2005	4,081,491	5,019	720,690	4,807,200
Profit for the year	—	—	149,462	149,462
Exercise of share options	14,500	—	—	14,500
Expenses on issue of shares	(26)	—	—	(26)
Repurchase of shares	—	752	(19,578)	(18,826)
Expenses on repurchase of shares	—	—	(76)	(76)
Dividends	—	—	(146,142)	(146,142)
At 31 December 2005	4,095,965	5,771	704,356	4,806,092
Profit for the year	—	—	397,742	397,742
Issue of shares for acquisition of a subsidiary	936,404	—	—	936,404
Exercise of share options	33,729	—	—	33,729
Expenses on issue of shares	(71)	—	—	(71)
Repurchase of shares	—	174	(6,236)	(6,062)
Expenses on repurchase of shares	—	—	(23)	(23)
Dividends	—	—	(278,534)	(278,534)
At 31 December 2006	**5,066,027**	**5,945**	**817,305**	**5,889,277**

Distributable reserves of the Company as at 31 December 2006 amounted to HK$992,546,000 (2005: HK$798,047,000) of which HK$175,241,000 (2005: HK$93,691,000) has been proposed as final dividend.

The consolidated profit attributable to equity holders of the Company includes a profit of HK$397,258,000 (2005: HK$121,381,000) which has been dealt with in the financial statements of the Company.

Note 34 Consolidated Cash Flow Statement

a) Acquisition of interests in subsidiaries

	2006 (HK$'000)	2005 (HK$'000)
Net assets acquired		
Property, plant and equipment	—	138
Inventories	—	587
Jointly controlled entity	978,713	—
Amount due by a jointly controlled entity	201,788	—
Trade and other receivables	277,237	—
Cash and bank balances	584	—
Amount due to the Group	(197,881)	—
Trade and other payables	(277,820)	—
	982,621	725
Excess of interest in fair value of net assets acquired over cost of acquisition	(22,689)	—
Goodwill arising on acquisition	—	2,275
	959,932	3,000
Satisfied by		
Ordinary shares of the Company, at fair value	959,932	—
Cash consideration paid	—	2,200
Cash consideration payable	—	800
	959,932	3,000
Cash inflow/(outflow) on acquisition of interests in subsidiaries		
Cash consideration paid	—	(2,200)
Cash and cash equivalents acquired	584	—
	584	(2,200)

Details of the acquisitions in 2006 are disclosed in note 35 to the financial statements.

Note 34 Consolidated Cash Flow Statement (Continued)

b) Analysis of cash and cash equivalents

	2006 (HK$'000)	2005 (HK$'000)
Investment funds (note 19)	25,260	13,581
Bank deposits, cash and bank balances (note 26)	3,427,514	3,864,250
Cash and cash equivalents in the consolidated cash flow statement	3,452,774	3,877,831

Cash and cash equivalents at the balance sheet date include cash and bank balances of HK$22,697,000 (2005: HK$16,355,000) held by subsidiaries which are not freely remissible to the Group because of currency exchange restrictions.

c) Major non-cash transactions

(i) During the year, the Company issued 94,110,954 ordinary shares as the consideration for the acquisition of a subsidiary, the details of which are disclosed in note 35(a) to the financial statements.

(ii) During the year, part of the dividend income of HK$59,268,000 (2005: HK$60,543,000) from investments was settled through the current account with an investee company.

Note 35 Acquisition of Interests in Subsidiaries

a) Acquisition of Built City Investments Limited (Built City)

	Book value (HK$'000)	Fair value (HK$'000)
Net assets acquired		
Jointly controlled entity	(5,587)	978,713
Amount due by a jointly controlled entity	201,788	201,788
Trade and other receivables	277,237	277,237
Cash and bank balances	29	29
Amount due to the Group	(197,881)	(197,881)
Trade and other payables	(277,265)	(277,265)
	(1,679)	982,621
Excess of interest in fair value of net assets acquired over cost of acquisition		(22,689)
		959,932
Satisfied by		
Ordinary shares of the Company, at fair value		959,932

On 7 June 2006, Right City International Limited, a wholly-owned subsidiary of the Group, completed the acquisition of the entire issued share capital of Built City, whose principal asset is a 51% interest in a jointly controlled entity, Basecity Investments Limited (Basecity), which indirectly wholly-owns Properties Sub F, Limited, which had the right of a land concession in respect of the property site located at Lot B, District B2, Zone B, NAPE in Macau.

Note 35 Acquisition of Interests in Subsidiaries (Continued)

a) Acquisition of Built City Investments Limited (Built City) (Continued)

The Company issued 94,110,954 ordinary shares as consideration for the acquisition. The consideration was determined with reference to the market value of the property site in mid-2004 (as described in the Company's circular dated 21 October 2005), and did not take into account the subsequent increase in property prices in Macau. The fair value of ordinary shares issued as consideration was based on the quoted bid price at the date of completion of acquisition. The fair value adjustment to the attributable interest in the jointly controlled entity was mainly attributable to the fair value of the land concession right it held. Since the fair value of net assets acquired exceeds the fair value of the consideration paid, the Group recognised the excess in the consolidated profit and loss account.

Built City contributed an immaterial amount of revenue and a loss of HK$14,400,000 to the Group between the date of acquisition and the balance sheet date.

If the acquisition had been completed on 1 January 2006, the Group's total revenues and profit for the year would have been HK$2,771,996,000 and HK$1,183,899,000 respectively. The increase in profit for the year would have been mainly attributable to a higher excess of interest in fair value of net assets acquired over cost of acquisition, which would have been caused by a higher valuation of the land concession right and a lower valuation of ordinary shares issued. The proforma information is for illustrative purposes only and is not necessarily an indication of revenues and results of operations of the Group that actually would have been achieved had the acquisition been completed on 1 January 2006, nor is it intended to be a projection of future results.

The initial accounting for the acquisition was determined only provisionally because the cost of acquisition will be affected by the Cash Adjustment, if any, as defined in the Company's circular dated 21 October 2005. The Cash Adjustment could not be measured exactly until completion of construction, at which time the Cash Adjustment will be treated as an adjustment to the cost of acquisition.

b) Aggregate effect of acquisitions of other subsidiaries

	2006 Fair value and book value (HK$'000)	2005 Fair value and book value (HK$'000)
Net assets acquired		
Property, plant and equipment	—	138
Inventories	—	587
Cash and bank balances	555	—
Trade and other payables	(555)	—
	—	725
Goodwill arising on acquisition	—	2,275
	—	3,000
Satisfied by		
Cash consideration paid	—	2,200
Cash consideration payable	—	800
	—	3,000

Other subsidiaries acquired by the Group during 2006 contributed no revenue and a loss of HK$32,000 to the Group between the dates of acquisition and the balance sheet date.

If the acquisitions had been completed on 1 January 2006, the Group's total revenues and profit for the year would have been HK$2,771,996,000 and HK$881,939,000 respectively.

Note 36 Segment Information

Business segments

Group
2006

	Transportation (HK$'000)	Property (HK$'000)	Hospitality (HK$'000)	Investment and others (HK$'000)	Eliminations (HK$'000)	Consolidated (HK$'000)
Turnover and revenue						
External turnover	1,798,201	298,640	291,234	120,729	—	2,508,804
Inter-segment turnover	141,119	2,096	32,803	—	(176,018)	—
Other revenues	67,029	933	696	40,833	—	109,491
	2,006,349	301,669	324,733	161,562	(176,018)	2,618,295
Segment results	236,721	84,024	26,834	102,119	—	449,698
Fair value changes on investment properties	—	62,065	—	—	—	62,065
Unallocated income						3,759
Unallocated expense						(88,153)
Interest income						153,701
Operating profit						581,070
Excess of interest in fair value of net assets acquired over cost of acquisition of a subsidiary	—	22,689	—	—	—	22,689
Finance costs						(47,866)
Share of results of associates	412	347,835	50,750	1,516	—	400,513
Share of results of jointly controlled entities	5,789	(23,713)	—	326	—	(17,598)
Profit before taxation						938,808
Taxation						(56,831)
Profit after taxation						881,977

Note 36 Segment Information (Continued)

Business segments (Continued)

Group

2006

	Transportation (HK$'000)	Property (HK$'000)	Hospitality (HK$'000)	Investment and others (HK$'000)	Eliminations (HK$'000)	Consolidated (HK$'000)
Assets						
Segment assets	2,541,762	5,850,554	692,532	1,435,121	(33,726)	10,486,243
Associates	3,566	546	205,311	1,347	—	210,770
Jointly controlled entities	24,540	958,179	(20,533)	—	—	962,186
Unallocated assets						1,881,334
Total assets						13,540,533
Liabilities						
Segment liabilities	359,223	446,868	59,617	18,476	(33,726)	850,458
Unallocated liabilities						1,953,302
Total liabilities						2,803,760
Other information						
Capital expenditure	50,985	25,051	82,729	6,767		
Depreciation	112,510	4,472	4,218	1,004		
Amortisation						
– leasehold land	2,976	179	10,417	—		
– intangible assets	—	—	—	89		
Impairment losses on						
– goodwill	—	2,275	—	—		
– receivables	—	52	1,991	—		

Note 36 Segment Information (Continued)

Business segments (Continued)

Group

2005 (Restated)

	Transportation (HK$'000)	Property (HK$'000)	Hospitality (HK$'000)	Investment and others (HK$'000)	Eliminations (HK$'000)	Consolidated (HK$'000)
Turnover and revenue						
External turnover	1,638,103	496,655	257,895	96,365	—	2,489,018
Inter-segment turnover	77,144	1,739	30,264	—	(109,147)	—
Other revenues	27,098	2,177	807	21,596	—	51,678
	1,742,345	500,571	288,966	117,961	(109,147)	2,540,696
Segment results	187,990	145,928	28,239	90,322	—	452,479
Fair value changes on investment properties	—	134,483	—	—	—	134,483
Unallocated income						3,623
Unallocated expense						(83,301)
Interest income						100,533
Operating profit						607,817
Finance costs						(33,725)
Share of results of associates	354	12,205	57,415	1,631	—	71,605
Share of results of jointly controlled entities	4,186	(475)	(5,149)	—	—	(1,438)
Profit before taxation						644,259
Taxation						(63,266)
Profit after taxation						580,993

Note 36 Segment Information (Continued)

Business segments (Continued)

Group

2005

	Transportation (HK$'000)	Property (HK$'000)	Hospitality (HK$'000)	Investment and others (HK$'000)	Eliminations (HK$'000)	Consolidated (HK$'000)
Assets						
Segment assets	2,222,997	5,023,592	559,078	1,163,562	(21,455)	8,947,774
Associates	3,154	(258)	192,228	1,831	—	196,955
Jointly controlled entities	18,796	16,290	(20,533)	—	—	14,553
Unallocated assets						2,696,509
Total assets						11,855,791
Liabilities						
Segment liabilities	291,760	550,587	28,732	796	(21,455)	850,420
Unallocated liabilities						2,042,245
Total liabilities						2,892,665
Other information						
Capital expenditure	113,856	19,873	11,726	640		
Depreciation	112,832	2,831	2,830	241		
Amortisation of leasehold land	2,976	172	10,417	—		
Impairment losses on receivables	—	12	3,606	—		

Geographical segments

Group

	Hong Kong (HK$'000)	Macau (HK$'000)	Others (HK$'000)	Consolidated (HK$'000)
2006				
Turnover and revenue	**1,312,638**	**1,118,150**	**187,507**	**2,618,295**
Segment assets	**8,891,719**	**4,049,286**	**599,528**	**13,540,533**
Capital expenditure	**155,958**	**15,566**	**1,680**	
2005				
Turnover and revenue	1,481,336	897,574	161,786	2,540,696
Segment assets	9,261,575	2,057,224	536,992	11,855,791
Capital expenditure	118,338	26,374	2,060	

Note 37 Significant Related Party Transactions

a) Details of significant related party transactions during the year were as follows:

	Note	2006 (HK$'000)	2005 (HK$'000)
STDM Group	(i)		
Dividend income from STDM		108,541	93,341
Ferry tickets sold to STDM Group	*	462,453	474,104
Discount granted to STDM Group on ferry tickets purchased by STDM Group	*	23,038	23,594
Commission paid to STDM Group on ferry tickets sold by STDM Group	*	17,540	15,388
Fees received from STDM for management of hotels and Macau Tower Convention & Entertainment Centre	*	34,390	37,134
Fuel purchased from STDM Group for Macau shipping operations	*	248,976	189,269
Amount collected by STDM Group for sale of ferry tickets and related services in Macau		404,336	310,129
Amount reimbursed to STDM Group for expenses incurred in respect of shipping operations in Macau		136,605	145,590
Amount reimbursed by STDM Group for staff expenses and administrative resources shared		30,183	29,725
Associates			
Insurance premium paid to an associate		34,948	33,992
Jointly controlled entities			
Ferry passengers handling fees received on behalf of a jointly controlled entity		40,844	32,190
Amount reimbursed by a jointly controlled entity for marketing and promotion expenses incurred		19,488	—
Key management personnel			
Fees received under Ferry Services Co-operation Agreement with a jointly controlled entity of New World Development Company Limited (NWD)	(ii) *	30,000	30,000
Directors' emoluments	(iii)		
Salaries and other short-term employee benefits		29,184	27,711
Post-employment benefits		1,063	1,072
Other related parties			
Commission paid to China Travel Service (Hong Kong) Limited (CTSHK) for sale of ferry tickets	(iv) *	32,803	28,675
Net income collected by CTSHK for sale of ferry tickets and related services	(iv)	184,523	127,079
Design and construction fee paid to Dragages Hong Kong Limited (DHK)	(v)	51,015	—

Note 37 Significant Related Party Transactions (Continued)

b) At the balance sheet date, the Group had the following balances with related parties:

	Note	2006 (HK$'000)	2005 (HK$'000)
STDM Group	(i)		
Net receivable from STDM Group	(vi)	**36,936**	7,956
Minority shareholder's loan from STDM to a subsidiary	(vii) *	**100,000**	100,000
Bank accounts maintained with Seng Heng Bank Limited, a subsidiary of STDM		**22,446**	14,804
Associates			
Amounts due by associates	(viii)	**269,596**	302,611
Jointly controlled entities			
Amounts due by jointly controlled entities	(ix)	**417,831**	34,280
Construction costs payable to a jointly controlled entity		**30,148**	40,362
Key management personnel			
Minority shareholder's loans from NWD to subsidiaries	(x)	**155,044**	176,172
Minority shareholder's loan from a company beneficially owned by Dr. Stanley Ho to a subsidiary	(xi) *	**112,747**	117,907
Refundable deposit paid by a subsidiary to Sai Wu Investimento Limitada (Sai Wu)	(xii) *	**500,000**	—
Other related parties			
Minority shareholder's loan from Dragages Investments Limited (DI) to a subsidiary	(v)	**17,454**	—
Minority shareholder's loans from Sun Hung Kai Properties Limited (SHK) to subsidiaries	(x)	**466,674**	533,701

c) During the year, the Group completed the acquisition of Built City, which was previously wholly-owned by Classic Time Developments Limited (Classic Time), and the Company issued 94,110,954 ordinary shares to Classic Time as consideration. Classic Time is wholly-owned by Ms. Pansy Ho, a Director and shareholder of the Company. More details of this connected transaction are disclosed in note 35(a) to the financial statements.

After the completion of the acquisition, Built City received on behalf of Classic Time the balance of the consideration, totalling HK$277 million, for the sale of 49% interest in Basecity to an indirectly wholly-owned subsidiary of Hongkong Land Holdings Limited.

Notes:

(i) Dr. Stanley Ho, Dato' Dr. Cheng Yu Tung, Mrs. Louise Mok, Ms. Pansy Ho and Mr. David Shum, Directors of the Company, have beneficial interests in STDM. Dr. Stanley Ho, Dato' Dr. Cheng Yu Tung (appointed representative of a corporate director), Mrs. Louise Mok, Ms. Pansy Ho and Mr. David Shum are directors of STDM. STDM is a substantial shareholder of the Company.

(ii) Dato' Dr. Cheng Yu Tung is chairman of NWD.

(iii) Further details of Directors' emoluments are disclosed in note 7 to the financial statements.

(iv) CTSHK is a subsidiary of China Travel International Investment Hong Kong Limited which is a minority shareholder of a subsidiary.

Note 37 Significant Related Party Transactions (Continued)

Notes: (Continued)

(v) The subsidiary, Union Sky Holdings Limited, holds the hotel development project at the Hong Kong International Airport and is owned as to 70% by the Group and 30% by DI. DI is a wholly-owned subsidiary of DHK. The minority shareholder's loan is unsecured, non-interest bearing and with no fixed term of repayment.

(vi) Net receivable from STDM Group comprises unsecured non-interest bearing current account, trade and other receivable and payable.

(vii) The subsidiary, Shun Tak, Serviços Recreativos, S.A., holds site development rights in Macau and is owned as to 80% by the Group and 20% by STDM. The minority shareholder's loan is unsecured, non-interest bearing and with no fixed term of repayment.

(viii) Amounts due by associates are unsecured and with no fixed term of repayment. Impairment loss of HK$10,000,000 (2005: HK$10,000,000) was provided in previous years.

Amount of HK$258,461,000 (2005: HK$291,475,000) is interest bearing at 6% (2005: 6%) per annum while the remaining balances are non-interest bearing. The related interest income for the year amounted to HK$17,316,000 (2005: HK$16,746,000). At the balance sheet date, interest receivable of HK$469,000 (2005: HK$14,138,000) remained unsettled.

(ix) Amounts due by jointly controlled entities are unsecured.

Amount of HK$9,200,000 (2005: HK$9,200,000) is repayable on demand, amount of HK$333,540,000 (2005: nil) is repayable by 5 December 2010 and amount of HK$30,440,000 (2005: nil) is repayable upon notice of either party while the remaining balances have no fixed term of repayment.

Amount of HK$7,200,000 (2005: HK$7,200,000) is interest bearing at 5% (2005: 5%) per annum and amount of HK$333,540,000 (2005: nil) is interest bearing at HIBOR plus 3% (2005: nil) per annum while the remaining balances are non-interest bearing. The related interest income for the year amounted to HK$13,476,000 (2005: HK$360,000). At the balance sheet date, interest receivable of HK$17,424,000 (2005: HK$360,000) remained unsettled.

(x) The subsidiaries, Ranex Investments Limited (Ranex) and Treasure Peninsula Limited (TPL), hold the development project of The Belcher's and provide second mortgage financing to the buyers of The Belcher's respectively. The subsidiaries are owned as to 51% by the Group, 29% by SHK, 10% by NWD and 10% by an unrelated third party. The minority shareholders' loans to Ranex from NWD and SHK are unsecured, interest bearing at HIBOR plus 0.58% (2005: HIBOR plus 0.58%) per annum and with no fixed term of repayment. The minority shareholders' loans to TPL from NWD and SHK are unsecured, non-interest bearing and with no fixed term of repayment.

Moreover, SHK also provides minority shareholder's loan to a subsidiary, Onluck Finance Limited, which provides second mortgage financing to the buyers of Liberté. This subsidiary is owned as to 64.56% by the Group and 35.44% by SHK. The loan is unsecured, non-interest bearing and with no fixed term of repayment.*

(xi) The subsidiary, Shun Tak Cultural Centre Limited, holds 100% interest in Shun Tak Business Centre in Guangzhou and is owned as to 60% by the Group and 40% by a company beneficially owned by Dr. Stanley Ho. The minority shareholder's loan is unsecured, non-interest bearing and with no fixed term of repayment.

(xii) The subsidiary, Shun Tak Nam Van Investment Limited (Shun Tak Nam Van), entered into a conditional sale and purchase agreement with Sai Wu, a company beneficially owned as to 60% by Dr. Stanley Ho and 40% by other independent third parties, to acquire the interest in the land development right in respect of the property sites adjoining the Macau Tower in Nam Van, Macau. During the year, Shun Tak Nam Van paid Sai Wu the refundable deposit in order to further extend the completion date of the acquisition to on or before 30 June 2007 without changing the consideration or other terms of the acquisition.

* *These related party transactions also constitute connected transactions or continuing connected transactions disclosable in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.*

Note 38 Provident Fund Scheme

Pursuant to the Mandatory Provident Fund Schemes Ordinance, the Group has established a mandatory provident fund (MPF) scheme in December 2000. Since the Group has obtained exemption for its existing provident fund scheme, all staff were offered the choice of switching to the MPF scheme or staying in the existing scheme. Where staff elected to join the MPF scheme, both the Group and staff are required to contribute 5% of the employees' relevant income (capped at HK$20,000). Staff may elect to contribute more than the minimum as a voluntary contribution.

The Group's existing provident fund scheme, which is a defined contribution scheme, covers all qualified staff who elected not to switch to the MPF scheme. The Group and its employees are each required to make contributions to the scheme calculated at 5% of the employees' basic salaries on a monthly basis.

The assets held under the MPF scheme and the existing provident fund scheme are managed by independent trustees. The Group's contributions charged to the profit and loss account for the year ended 31 December 2006 were HK$18,008,000 (2005: HK$22,008,000). Under the existing provident fund scheme, no forfeitures of employer's contributions resulting from leaving scheme members were applied to reduce the Group's contributions for both years. At the balance sheet date, forfeited contributions of HK$22,906,000 (2005: HK$22,219,000) were available to the Group to reduce the contributions to the scheme in future.

Note 39 Commitments

a) Capital commitments

	Group	
	2006 (HK$'000)	2005 (HK$'000)
Contracted but not provided for	**858,736**	39,085
Authorised but not contracted for	**22**	—
	858,758	39,085

In addition to the above, the Group had the following commitments at the balance sheet date:

(i) the payment of HK$250 million (2005: HK$750 million) in cash and the issue of 148,883,374 (2005: 148,883,374) ordinary shares of the Company for the acquisition of the interest in the land development right in respect of the property sites adjoining the Macau Tower in Nam Van, Macau.

(ii) its share of capital and loan contributions of HK$2,308 million (2005: HK$6 million) to certain jointly controlled entities to finance various projects in Mainland China and Macau.

At the balance sheet date, the Company had commitment of capital contribution of HK$3,373,000 (2005: nil) to a subsidiary.

Note 39 Commitments (Continued)

b) Lease commitments

The future aggregate minimum lease payments payable under non-cancellable operating leases are as follows:

	Group	
	2006 (HK$'000)	2005 (HK$'000)
Within one year	5,948	4,379
In the second to fifth year inclusive	6,925	3,333
Over five years	—	494
	12,873	8,206

The leasing arrangements of land held under operating leases are set out in notes 14, 22 and 23 to the financial statements. Apart from these leases, the Group's operating leases are for terms ranging from 1 to 7 years.

c) Future minimum lease payments receivable

The future aggregate minimum lease payments receivable under non-cancellable operating leases are as follows:

	Group	
	2006 (HK$'000)	2005 (HK$'000)
Within one year	97,659	97,057
In the second to fifth year inclusive	121,124	115,892
Over five years	41,107	33,589
	259,890	246,538

The Group's operating leases are for terms ranging from 1 to 20 years.

d) Property development commitments

The Group had commitments of HK$461,052,000 (2005: HK$95,592,000) under various contracts to complete property development projects, out of which HK$397,387,000 (2005: nil) represents the Group's share of such commitments of a jointly controlled entity.

Note 40 Contingent Liabilities

	Group		Company	
	2006 (HK$'000)	2005 (HK$'000)	2006 (HK$'000)	2005 (HK$'000)
Guarantees issued by the Company for credit facilities granted to subsidiaries	—	—	647,000	753,200
Guarantees issued by the Company for bank guarantees issued for the Group	59,247	—	59,247	—
Letters of credit outstanding	16,515	3,880	—	—

In addition to the above, the Group had provided guarantee to a third party in respect of the sum owing by a jointly controlled entity to the said third party under a license agreement. At the balance sheet date, the Group's share of such contingent liabilities amounted to HK$2,232,000 (2005: HK$1,557,000).

Note 41 Financial Risk Management

The Group adopts a conservative policy in financial risk management and focuses on minimising potential adverse effects on the Group's performance. The Group's activities are exposed to the following risks:

a) Interest rate risk

The Group is exposed to interest rate risk through the impact of rate changes on interest bearing assets and liabilities. The following tables set out the carrying amounts, by maturity, of the Group's financial instruments at 31 December 2006 and 31 December 2005 that are exposed to interest rate risk:

	Not exceeding 1 year (HK$'000)	More than 1 year but not exceeding 2 years (HK$'000)	More than 2 years but not exceeding 5 years (HK$'000)	More than 5 years (HK$'000)	No fixed term of repayment (HK$'000)	Total (HK$'000)	Effective annual interest rate %
2006							
Floating rate							
Mortgage loans receivable	3,672	4,205	13,668	64,285	—	85,830	9.71
Available-for-sale investments	—	—	13,909	3,405	—	17,314	1.82
Amount due by a jointly controlled entity	—	—	333,540	—	—	333,540	6.88
Bank deposit with embedded derivative	—	77,790	—	—	—	77,790	0.63
Bank balances	108,489	—	—	—	—	108,489	2.74
Bank borrowings	91,742	779,982	4,015	50,985	—	926,724	4.52
Loans from minority shareholders	—	—	—	—	26,950	26,950	4.46
Fixed rate							
Amount due by an associate	—	—	—	—	258,461	258,461	6.00
Amounts due by a jointly controlled entity	7,200	—	—	—	—	7,200	5.00
Available-for-sale investments	—	3,770	5,652	—	—	9,422	3.82
Bank deposits	3,209,613	—	—	—	—	3,209,613	4.14
2005							
Floating rate							
Mortgage loans receivable	21,001	14,219	44,570	224,310	—	304,100	9.89
Available-for-sale investments	—	—	13,679	6,853	—	20,532	4.36
Bank balances	168,063	—	—	—	—	168,063	2.23
Bank borrowings	166,995	194,742	654,982	—	—	1,016,719	4.67
Loans from minority shareholders	—	—	—	—	26,950	26,950	4.63
Fixed rate							
Amount due by an associate	—	—	—	—	291,475	291,475	6.00
Amount due by a jointly controlled entity	7,200	—	—	—	—	7,200	5.00
Available-for-sale investments	15,457	—	9,380	—	—	24,837	4.42
Bank deposits	3,616,566	—	—	—	—	3,616,566	4.07

Note 41 Financial Risk Management (Continued)

b) Currency risk

The Group is exposed to currency risk on financial assets that are denominated in United States dollars (USD), Macau patacas (MOP), Renminbi (RMB), Singapore dollars (SGD). The following tables set out the carrying amounts of the Group's significant financial instruments at 31 December 2006 and 31 December 2005 that are exposed to currency risk:

	Denomination				
	USD (HK$'000)	MOP (HK$'000)	RMB (HK$'000)	SGD (HK$'000)	Total (HK$'000)
2006					
Available-for-sale investments	**78,140**	—	—	—	**78,140**
Other non-current assets	**97,092**	—	—	—	**97,092**
Bank deposits	**560,316**	—	—	—	**560,316**
Cash and bank balances	**13,158**	**12,874**	**22,697**	—	**48,729**
2005					
Available-for-sale investments	73,920	—	—	—	73,920
Other non-current assets	14,930	—	—	—	14,930
Bank deposits	599,090	—	—	—	599,090
Cash and bank balances	4,434	6,634	15,289	6,107	32,464

c) Price risk

The Group is exposed to equity price risk on the listed equity securities, equity-linked notes and equity forward sale contracts it holds. The Group is also exposed to commodity price risk on certain financial instruments it holds, as set out in note 21 to the financial statements.

d) Credit risk

The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the consolidated balance sheet. The Group has significant concentration of credit risk on amount due by an associate of HK$258,461,000 (2005: HK$291,475,000) and amount due by a jointly controlled entity of HK$350,564,000 (2005: nil). As the associate and jointly controlled entity have a strong financial position, the Directors consider that the credit risk is minimal. Exposure to credit risk of mortgage loans receivable is mitigated by the security of second mortgage of properties. Trade debtors are managed in accordance with the credit policies as set out in note 24 to the financial statements. Credit risk arising from the other financial instruments of the Group, which include mainly cash and cash equivalents, is limited because the counterparties are considered by the Directors to have high creditworthiness.

e) Liquidity risk

It is the Group's policy to secure adequate funding to match with the cash flows required for working capital and investing activities. In addition, banking facilities have been put in place for contingency purposes.

Note 41 Financial Risk Management (Continued)

f) Fuel hedging

The Group engages in fuel hedging activities to minimise its exposure to fluctuations in fuel prices. In meeting this objective, the Group's policy allows for the judicious use of approved derivatives such as swaps and options with approved counterparties and within approved hedge volume. Such derivatives are used for the purpose of risk management and do not expose the Group to market risk, since any change in their market value are offset by a compensating change in the fuel costs being hedged. Details of the Group's hedging derivatives are set out in note 25 to the financial statements.

Note 42 Comparatives

Both income and expenses related to seconded staff and related costs in the sum of HK$15,044,000 shown separately as income and expenses in 2005 have been netted off in order to conform with the current year's presentation.

Note 43 Approval of Financial Statements

The financial statements were approved by the Board of Directors on 16 April 2007.

Principal Subsidiaries, Associates and Joint Ventures

	Place of incorporation/ Principal place of operation	Issued and paid up ordinary share capital/ registered capital	Percentage held by the Group	Principal activities
TRANSPORTATION				
Shun Tak Ferries Limited	Hong Kong	HK$2	100	investment holding
Interdragon Limited	British Virgin Islands	US$10,000	60	investment holding
Shun Tak-China Travel Shipping Investments Limited	British Virgin Islands	US$10,000	42.6	investment holding
Glowfield Group Limited	British Virgin Islands	US$27	42.6	investment holding
Shun Tak-China Travel Ferries Limited	British Virgin Islands	US$2	42.6	investment holding
Shun Tak-China Travel Ship Management Limited	Hong Kong/ Hong Kong-Macau	HK$200 HK$1,000,000+	42.6	ship management
Ocean Shipbuilding & Engineering Limited	Hong Kong	HK$200 HK$100,000+	42.6	shipbuilding and repairs
Conwick Investment Limited	Hong Kong/ Hong Kong-Macau	HK$2 HK$2+	42.6	shipping
Far East Hydrofoil Company, Limited	Hong Kong/ Hong Kong-Macau	HK$2,000 HK$5,000,000+	42.6	shipping
Hongkong Macao Hydrofoil Company, Limited	Hong Kong/ Hong Kong-Macau	HK$10,000,000	42.6	shipping
Ravenser Enterprises Limited	Hong Kong/ Hong Kong-Macau	HK$20 HK$1,000,000+	42.6	shipping
Tai Tak Hing Shipping Company Limited	Hong Kong/ Hong Kong-Macau	HK$200 HK$5,200,000+	42.6	shipping
PROPERTY – HONG KONG				
Shun Tak Development Limited	Hong Kong	HK$27,840,000	100	investment holding
Bonsuric Company Limited	Hong Kong	HK$2	100	property development
Garraton Investment Limited	Hong Kong	HK$1,000	100	property investment
Goform Limited	Hong Kong	HK$2	100	property investment
Hocy Development Limited	Hong Kong	HK$2	100	property investment
Iconic Palace Limited	Hong Kong	HK$20	100	property investment
Shun Tak Property Investment & Management Holdings Limited	Hong Kong	HK$2	100	property investment and management
Ranex Investments Limited	Hong Kong	HK$100	51	property investment and development
Treasure Peninsula Limited	Hong Kong	HK$1,000	51	second mortgage financing
PROPERTY – MACAU				
Eversun Company Limited	Hong Kong/Macau	HK$200	100	property investment
Shun Tak Nam Van Investimento Limitada	Macau	MOP25,000	100	property development
Basecity Investments Limited**	British Virgin Islands/ Macau	US$10,000^	51	property development
Nova Taipa - Urbanizações, Limitada	Macau	MOP10,000,000#	25	property investment and development

	Place of incorporation/ Principal place of operation	Issued and paid up ordinary share capital/ registered capital	Percentage held by the Group	Principal activities
PROPERTY – MAINLAND CHINA				
Shun Tak Cultural Centre Limited	Hong Kong	HK$10	60	investment holding
Guangzhou Shun Tak Real Estate Company, Limited**	PRC	HK$130,000,000@	60	property investment
HOSPITALITY				
Florinda Hotel International Limited	British Virgin Islands/ Macau	US$1	100	hotel management
Shun Tak Travel Services Limited	Hong Kong	HK$2,000,000	100	travel agency services
Shun Tak, Serviços Recreativos, S.A.	Macau	MOP1,000,000	80	property holding
Union Sky Holdings Limited**	Hong Kong	HK$10,000	70	hotel development
Excelsior-Hoteis e Investimentos, Limitada**	Macau	MOP20,000,000#	50	hotel operation
Sociedade de Turismo e Desenvolvimento Insular, S.A.R.L.	Macau	MOP200,000,000#	35	hotel and golf club operations
FINANCE				
Shun Tak Finance Limited	Hong Kong	HK$2	100	treasury
Shun Tak Finance (Overseas) Limited	Jersey	US$12	100	treasury
		US$26,360*	100	
Step Ahead International Limited	British Virgin Islands/ Hong Kong	US$1	100	general investment

The above table lists the principal subsidiaries, associates and joint ventures of the Group which, in the opinion of the Directors, principally affect the results and net assets of the Group. To give full details of subsidiaries, associates and joint ventures would, in the opinion of the Directors, result in particulars of excessive length.

Except Shun Tak Ferries Limited, Shun Tak Development Limited, Shun Tak Property Investment & Management Holdings Limited and Step Ahead International Limited, which are 100% directly held by the Company, the interests in the remaining subsidiaries, associates and joint ventures listed in the above table are held indirectly.

+ Non-voting deferred shares
* Redeemable preference shares
@ Registered capital
# Associates
^ Joint ventures
** Companies not audited by H.C. Watt & Company Limited

Five-Year Financial Summary

	2006 (HK$ million)	2005 (HK$ million)	2004 (HK$ million)	2003 (HK$ million)	2002 (HK$ million)
Consolidated Profit and Loss Account					
Turnover	**2,509**	2,489	3,749	5,151	5,015
Profit attributable to equity holders of the Company	**664**	364	480	327	378
Total dividends	**279**	146	231	97	148
Consolidated Balance Sheet					
Non-current assets	**7,919**	6,388	6,595	7,478	7,872
Current assets	**5,622**	5,468	5,548	5,429	7,498
Current liabilities	**(814)**	(780)	(1,421)	(1,296)	(2,176)
Non-current liabilities	**(1,990)**	(2,113)	(2,197)	(3,832)	(5,552)
Net assets	**10,737**	8,963	8,525	7,779	7,642
Share capital	**548**	520	520	486	486
Reserves	**8,030**	6,530	6,220	5,875	5,698
Proposed dividends	175	94	135	68	68
Equity attributable to equity holders of the Company	**8,753**	7,144	6,875	6,429	6,252
Minority interests	**1,984**	1,819	1,650	1,350	1,390
Total equity	**10,737**	8,963	8,525	7,779	7,642
Number of issued and fully paid shares (million)	**2,191**	2,082	2,080	1,942	1,942
Performance Data					
Earnings per share (HK cents)					
– basic	**31.0**	17.5	23.7	16.8	20.5
– diluted	**29.7**	16.8	22.7	16.7	20.5
Dividends per share (HK cents)					
– interim	**4.5**	2.5	4.5	1.5	3.5
– final	**8.0**	4.5	6.5	3.5	3.5
Dividend cover	**2.5**	2.5	2.2	3.4	2.9
Current ratio	**6.9**	7.0	3.9	4.2	3.4
Gearing (%)	**—**	—	—	—	25.6
Return on equity attributable to equity holders of the Company (%)	**7.6**	5.1	7.0	5.1	6.0
Net asset value per share (HK$)	**4.9**	4.3	4.1	4.0	3.9

Number of issued and fully paid shares is based on the number of shares in issue at the balance sheet date.

Gearing represents the ratio of net borrowings to equity attributable to equity holders of the Company.

	2006	2005	2004	2003	2002
Headcount by Division					
Head Office	**161**	137	146	129	123
Transportation	**1,759**	1,741	1,669	1,654	1,701
Property	**294**	245	230	263	170
Hospitality	**121**	125	72	63	99
Investment and others	**86**	1	1	—	—

Notice of Annual General Meeting

NOTICE is hereby given that the annual general meeting of Shun Tak Holdings Limited will be held at the Golden Restaurant, Macau Jockey Club (HK) Club House, 1st Floor, China Merchant Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong on Thursday, 14 June 2007 at 3:00 p.m. for the following purposes:

1. To consider and receive the audited financial statements and the reports of the directors and auditors for the financial year ended 31 December 2006.

2. To declare a final dividend.

3. To re-elect directors.

4. To re-appoint auditors and to fix their remuneration.

5. As special business to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"That:

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to repurchase shares of the Company be and it is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be repurchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) of this Resolution shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

i. the conclusion of the next annual general meeting of the Company;

ii. the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

iii. the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

6. As special business to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

(I) "That:

(a) subject to paragraph (c) of this Resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and other securities which carry rights to subscribe for or are convertible into shares of the Company) which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and other securities which carry rights to subscribe for or are convertible into shares of the Company) which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue, (ii) the exercise of any rights of subscription or conversion under any existing warrants, bonds, debentures, notes and other securities issued by the Company which carry rights to subscribe for or are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted or will be adopted for the grant or issue of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of:

(aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus;

(bb) (if the directors of the Company are so authorised by a separate resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly;

6. (d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

i. the conclusion of the next annual general meeting of the Company;

ii the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

iii. the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares of the Company or issue of options, warrants, or other securities giving the right to subscribe for shares of the Company, open for a period fixed by the directors of the Company to holders of shares whose names appear on the register of members of the Company (and, where appropriate, to holders of other securities entitled to the offer) on a fixed record date in proportion to their then holdings of such shares of the Company (or, where appropriate, such other securities), (subject in all cases to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

(II) "That the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution (I) in item 6 of the notice of this meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

7. As special business to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"**That** until the shareholders of the Company in annual general meeting otherwise determines, the directors' fees for the financial year ending 31 December 2007 at HK$200,000 be payable for each independent non-executive director and HK$5,000 for each other director. Other directors' remuneration to be fixed by the board of directors of the Company."

By Order of the Board



Angela Tsang
Company Secretary

Hong Kong, 30 April 2007

Registered Office:
Penthouse, 39th Floor, West Tower
Shun Tak Centre
200 Connaught Road Central
Hong Kong

Notes:

1. *A member of the Company entitled to attend, and vote at, the meeting convened by the notice is entitled to appoint one or two proxies to attend and on a poll vote in his stead. A proxy need not be a member of the Company.*

2. *In order to be valid, a form of proxy must be deposited at the Company's registered office together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of attorney or authority, not less than 48 hours before the time for holding the meeting or adjourned meeting.*

3. *The register of members will be closed from Monday, 11 June 2007 to Thursday, 14 June 2007, both days inclusive, during which period no transfer of shares will be effected. In order to determine entitlements to the final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17/F., Hopewell Centre, 183 Queen Road East, Hong Kong not later than 4:30 p.m. on Friday, 8 June 2007.*

4. *With regard to item 5 above, the directors wish to draw the attention of the shareholders to the circular which summarises the more important provisions of the Listing Rules relating to the repurchase of shares on The Stock Exchange of Hong Kong Limited by a company and will be despatched to the shareholders together with the Annual Report 2006. The present general mandate to repurchase shares given by the shareholders expires at the forthcoming annual general meeting and, accordingly, a renewal of that general mandate is now being sought.*

5. *With regard to item 6 above, the directors wish to state that, currently, they have no plans to issue any additional new shares of the Company (other than pursuant to any of items (ii), (iii) or (iv) contained in paragraph (c) of the Resolution (I)). The present general mandate to issue shares given by the shareholders expires at the forthcoming annual general meeting and, accordingly, a renewal of that general mandate is now being sought.*

目錄



北極燕鷗

北極燕鷗是一種體態優美、矯健有力的鳥類，它們也是地球上唯一一種永遠追蹤光明的生物。北極燕鷗擁有非凡的飛行能力，每一年它們都會不畏艱辛、無懼險阻往返南北兩極，在只有白晝的「悠長夏季」中度日。除了擁有頑強的生命力，北極燕鷗性格團結，憑藉它的毅力和自強不息的精神，故此被稱為「鳥中之王」。

董事會

何鴻燊博士
集團行政主席

羅保爵士
獨立非執行董事

何厚鏘先生
獨立非執行董事

何柱國先生
獨立非執行董事

葉維義先生
獨立非執行董事

拿督鄭裕彤博士
非執行董事

莫何婉穎女士
非執行董事

何超瓊女士
董事總經理

何超鳳女士
副董事總經理

蘇樹輝博士
執行董事

梛永明先生
執行董事

陳偉能先生
執行董事

何超蕸女士
執行董事

岑康權先生
執行董事

審核委員會

何厚鏘先生
審核委員會主席

羅保爵士

莫何婉穎女士

葉維義先生

薪酬委員會

何超瓊女士
薪酬委員會主席

羅保爵士

何厚鏘先生

何柱國先生

葉維義先生

何超鳳女士

公司秘書

曾美珠女士

註冊辦事處

香港中環干諾道中二百號
信德中心西座
三十九字頂樓
電話：(852)2859 3111
傳真：(852)2857 7181
網址：www.shuntakgroup.com
電郵：enquiry@shuntakgroup.com

核數師

屈洪疇會計師事務所有限公司

律師

諾頓羅氏

主要往來銀行

中國銀行(香港)有限公司
香港上海滙豐銀行有限公司
中國銀行澳門分行
東方滙理銀行香港分行
法國巴黎銀行香港分行
中國建設銀行香港分行
中國工商銀行(亞洲)有限公司
中國農業銀行香港分行

股票註冊及過戶辦事處

香港中央證券登記有限公司
香港皇后大道東一百八十三號
合和中心十七樓
一七一二至一七一六號舖

美國預托股份機構

紐約銀行

股份掛牌

本公司之股份在香港聯合交易所有限公司上市買賣；
並以美國預托股份形式，在美國進行場外買賣。

集團發展

信德集團有限公司(「集團」)是具領導地位的上市大型綜合企業，核心業務包括運輸、地產、酒店及消閒與投資等行業，尤其在澳門享有舉足輕重的地位。

集團於一九七二年成立，並於一九七三年在香港聯合交易所上市(HKSE 242)，現時為MSCI香港指數及恒生香港中型股指數的成份股。

運輸

集團的創始可追溯至一九六一年集團開設船務公司營辦來往港澳兩地的渡輪服務。一九九九年，為配合加強集團船務業務及提高其市場佔有率的策略性部署，集團成功與中旅僑福船務有限公司合併彼此的船務業務，創立「噴射飛航」的品牌，並由信德中旅船務投資有限公司經營及管理。

噴射飛航往來珠江三角洲內各主要航點，包括香港、澳門及深圳等，為旅客提供快捷、舒適和可靠的海上交通服務。

噴射飛航是當今全亞洲規模最大的高速渡輪經營者之一，亦是唯一提供二十四小時往來港澳渡輪服務的經營者，穩佔深受乘客歡迎的港澳航線市場領導地位逾四十年。

隨著珠江三角洲區內各主要航點，尤其是澳門的經濟蓬勃發展，國際性及地區性的旅客交通均繼續顯著上升。噴射飛航的渡輪服務實現大幅增長並在二零零六年創下破紀錄的一千二百五十萬人次載客量，按年增長百分之十三。深受乘客歡迎的香港－澳門航線的二零零六年全年總載客量為一千一百萬人次，較二零零五年上升百分之十三，並且創下自一九九九年「噴射飛航」品牌成立以來的最高載客量。

二零零三年，集團的船務業務以「機場噴射飛航」之品牌，推出一個連繫珠江三角洲主要國際機場的渡輪服務網絡，形成一個獨一無二的跨區域網絡，將深圳及澳門的航機乘客連接至香港國際機場。該新拓展的網絡進一步鞏固集團的渡輪業務與市場領導地位。

二零零六年，集團的一家合營公司與香港機場管理局簽訂一項協議，為將於二零零八年竣工的香港國際機場跨境渡輪碼頭「海天客運碼頭」提供管理服務。

陸上運輸方面，集團的合營公司 — 澳門信德國旅汽車客運股份有限公司於澳門境內，以及廣東省多個主要城市和澳門之間跨境經營客運巴士服務。

於二零零六年一月，集團與澳門航空股份有限公司及中航興業有限公司組成一家以澳門為基地的低成本新航空公司 — 滾亞航空股份有限公司，往來澳門與中國大陸及亞洲其他地區的航點。

該新拓展並覆蓋海、陸、空的網絡為集團實現一個獨一無二及策略性的國際性多模式運輸網絡，並為集團提供一個強大的平台，以充分利用在未來數年於珠江三角洲及亞洲其他地區內不斷增長的旅客人數。

地產

集團在澳門與香港地產市場成績斐然。

於香港上市的企業中，集團為擁有最龐大的澳門土地儲備的企業之一，在澳門地產市場佔有重要地位，旗下一系列物業發展項目正處於籌劃、建設或銷售階段。

集團與置地控股有限公司的共同發展項目 — 壹號廣場位於澳門新口岸外港填海區海旁的黃金地段，其中住宅部分 — 壹號湖畔在二零零六年底推出銷售，市場反應熱烈。

濠庭都會是集團位於氹仔的發展項目，是澳門最大型的豪華住宅物業發展項目之一，第一期已在二零零六年接近全部售罄。此為本集團與合和實業有限公司及澳門旅遊娛樂股份有限公司(「澳門娛樂」)組成的共同發展項目。

集團現正發展位於澳門南灣黃金地段 — 南灣海岸成為一個多用途地產發展項目。待澳門博彩監察協調局批准後，南灣綜合物業發展項目將設有一個娛樂場租予澳門博彩股份有限公司(「澳門博彩」)，而澳門博彩是獲批出博彩專營權可於澳門經營娛樂場的三間公司之一。

集團透過持有商業、住宅及商舖物業項目的權益，包括寶翠園及昇悅居發展項目，成功在香港地產市場建立顯著地位。集團的最新項目是位於薄扶林區的靖林，該項目由獨立複式豪宅單位所組成。漆咸花園重建項目是集團另一項位於九龍的住宅地產發展項目。

集團亦為香港與澳門兩地的住宅、商業、工貿物業，以及酒店及消閒等綜合物業提供優質物業管理服務。

酒店及消閒業務

集團透過於澳門文華東方酒店及澳門威斯汀度假酒店的投資，成為提供澳門頂級酒店服務的先驅。

壹號廣場內將興建一間六星級酒店，並將由文華東方酒店集團經營。此外，南灣海岸項目亦將興建一間全新豪華酒店，以配合其中的娛樂場及毗鄰的澳門旅遊塔會展娛樂中心(「澳門旅遊塔」)。隨著澳門的會展業欣欣向榮，該酒店將為隨之而大增的商務旅客服務。在集團的管理下，澳門旅遊塔屢獲殊榮，成功成為澳門的重要地標及主要旅遊景點。

集團聯同一名策略夥伴成功自香港特區政府投得興建及經營香港天際萬豪酒店的標書。該項目第一期工程預期將於二零零八年完成。

投資

集團於澳門與香港擁有多元化重大投資包括持有澳門娛樂約百分之十五點八綜合權益。數十年來，澳門娛樂是澳門最具發展動力的企業，並持有澳門博彩百分之八十權益。

集團業務範圍



運輸



地產



酒店及消閒



投資

何鴻燊博士
G.B.S.
集團行政主席
八十五歲

何鴻燊博士為集團創辦人兼行政主席，自集團於一九七二年成立以來即擔任集團董事，他還兼任本公司若干附屬公司之董事。

何博士乃信德船務有限公司*、Innowell Investments Limited*、Alpha Davis Investments Limited*董事，以及上市公司新濠國際發展有限公司主席(至二零零六年三月十五日止)及上市公司匯盈控股有限公司主席。

何博士現任香港地產建設商會會長、香港大學教研發展基金永遠榮譽主席、香港理工大學顧問委員會成員，以及香港理工大學發展基金創會永遠榮譽主席及董事。

此外，何博士為香港公益金名譽副會長、香港明天更好基金信託人及顧問委員會委員及香港演藝學院友誼社贊助人。

何博士於二零零三年獲香港特別行政區政府頒予金紫荊星章。

在澳門，何博士為澳門旅遊娛樂股份有限公司*總經理、澳門博彩股份有限公司行政總裁、澳門國際機場專營股份有限公司董事會副主席、誠興銀行股份有限公司董事會主席、澳門賽馬有限公司董事局主席、澳門特別行政區政府經濟委員會委員，以及澳門基金會信託委員會委員。

何博士現任第十屆中國人民政治協商會議常務委員會委員。

何博士乃本公司董事總經理何超瓊女士、本公司董事副總經理何超鳳女士及本公司執行董事何超蕸女士之父親。彼亦是本公司非執行董事莫何婉穎女士之胞兄。

* *信德船務有限公司、Innowell Investments Limited、Alpha Davis Investments Limited及澳門旅遊娛樂股份有限公司為本公司之主要股東。*

羅保爵士
C.B.E., LL.D., J.P.
獨立非執行董事
八十四歲

羅保爵士自一九九四年起出任本公司獨立非執行董事。他亦是本公司審核委員會成員及薪酬委員會成員。羅保爵士乃香港公益金之名譽副會長及香港善導會之副贊助人。此外，他亦為香港工商專聯信託委員會委員及香港明愛理事會成員。

羅保爵士為新濠國際發展有限公司及電訊盈科有限公司之獨立非執行董事及強生(香港)有限公司之董事。

何厚鏘先生
F.C.P.A.
獨立非執行董事
五十一歲

何厚鏘先生自二零零四年起出任本公司之獨立非執行董事。他亦是本公司審核委員會成員及薪酬委員會成員。於二零零七年一月一日起，何先生獲委任為本公司審核委員會主席。

何先生為恆威投資有限公司及德雄(集團)有限公司的執行董事，擁有二十多年管理及地產發展經驗。何先生亦為中信泰富有限公司、香港小輪(集團)有限公司、利興發展有限公司、美麗華酒店企業有限公司、升岡國際有限公司、大福證券集團有限公司、新世界移動控股有限公司及澳門祥泰地產集團有限公司之董事。何先生為英國特許會計師公會會員及香港會計師公會資深會員。

何柱國先生
獨立非執行董事
五十七歲

何柱國先生自二零零六年十一月十日起獲委任為本公司之獨立非執行董事，以及薪酬委員會之成員。

何先生為星島新聞集團有限公司之主席兼執行董事，彼亦擔任香港煙草有限公司之主席。何先生參與多項公共事務。何先生為中華人民共和國人民政治協商會議常務委員會委員、山東省政府經濟顧問、北京大學名譽校董及對外經濟貿易大學校董。何先生曾為中國石油化工股份有限公司及中航興業有限公司之獨立非執行董事。

葉維義先生
BA, JD,美國律師
獨立非執行董事
四十八歲

葉維義先生自二零零七年一月一日起獲委任為本公司之獨立非執行董事，以及審核委員會及薪酬委員會之成員。

葉先生畢業於哥倫比亞大學法律學院，於一九八四年成為California Bar Association會員。彼現為香港上市公司新昌營造集團有限公司執行主席、安利控股有限公司、金威啤酒集團有限公司及壹傳媒有限公司之獨立非執行董事；以及禹銘投資有限公司之非執行董事。彼亦為Value Partners Limited創辦人之一及Argyle Street Management Limited之非執行主席。葉先生曾兼任香港聯合交易所有限公司(「聯交所」)之委員，直至該公司被合併為香港交易及結算所有限公司止。彼曾任聯交所上市科委員直至二零零六年五月，亦曾於一九九九年至二零零三年為中國證券監督管理委員會成員。葉先生亦為證券及期貨事務監察委員會之收購及合併委員會、收購上訴委員會及證監會雙重存檔事宜顧問小組委員。

關超然先生
M.A. (CANTAB), F.C.A.,
F.C.P.A., retired C.P.A., J.P.
獨立非執行董事
七十歲

關超然先生自一九九四年起出任本公司獨立非執行董事。於本財政年度期間，他亦是本公司審核委員會主席及薪酬委員會成員。關先生曾任德勤•關黃陳方會計師行主席。

關先生現任長江實業(集團)有限公司之獨立非執行董事。關先生曾任新濠國際發展有限公司(至二零零六年三月十五日止)及白花油國際有限公司(至二零零六年七月十九日止)之獨立非執行董事。

關先生於二零零七年一月一日起，已辭任本公司獨立非執行董事、審核委員會主席及薪酬委員會成員。

拿督鄭裕彤博士
DPMS, LLD(Hon), DBA(Hon), DSSc (Hon)
非執行董事
八十一歲

鄭裕彤博士自一九八二年起擔任本公司董事。

他亦身兼信德船務有限公司*董事及澳門旅遊娛樂股份有限公司*一企業董事之委任代表。

鄭博士為新世界發展有限公司主席，新世界酒店(集團)有限公司、周大福企業有限公司及萬邦投資有限公司主席及恒生銀行有限公司及利福國際集團有限公司董事。

* *信德船務有限公司及澳門旅遊娛樂股份有限公司為本公司之主要股東。*

莫何婉穎女士
非執行董事
七十八歲

莫何婉穎女士自一九九九年起出任本公司非執行董事。她亦是本公司審核委員會成員。

莫女士為澳門旅遊娛樂股份有限公司*董事。

莫女士乃集團行政主席何鴻燊博士之胞妹。彼亦是本公司董事總經理何超瓊女士、本公司董事副總經理何超鳳女士及本公司執行董事何超蕸女士之姑母。

* *澳門旅遊娛樂股份有限公司為本公司之主要股東。*

何超瓊女士
董事總經理
四十四歲

何超瓊女士於一九九五年獲委任為本集團的執行董事，並於一九九九年獲委任為董事總經理，監督集團的整體策略性發展及管理。她亦是本公司董事執行委員會主席及薪酬委員會主席；以及兼任本公司若干附屬公司之董事。

何女士為信德中旅船務投資有限公司之行政總裁兼董事，直接掌管本集團的船務業務。 她亦是信德船務有限公司*、Innowell Investments Limited*、Megaprosper Investments Limited* 、Alpha Davis Investments Limited*及澳門旅遊娛樂股份有限公司*的董事；澳門旅遊塔會展娛樂中心主席；澳門航空股份有限公司之執行董事；濠亞航空股份有限公司董事；以及星島新聞集團有限公司之獨立非執行董事。

何女士公職良多，包括香港明天更好基金顧問委員會委員；香港大學教研發展基金有限公司的創會名譽顧問和董事局成員；香港各界婦女聯合協進會副主席；以及聯合國開發署 – 和平發展基金會高級顧問。

在國內，何女士現任政協北京市委員會委員；中華全國工商聯常委會委員暨工商聯旅遊業商會副會長；中國光彩事業促進會副會長；以及北京市婦女聯合會第十一屆執行委員會委員。 在澳門，她是澳門特區政府旅遊發展輔助委員會委員。

何女士擁有美國加州聖克萊大學市場學及國際商業管理學士學位。

何女士乃本公司集團行政主席何鴻燊博士之千金;本公司董事副總經理何超鳳女士及本公司執行董事何超蕸女士之胞姊；本公司非執行董事莫何婉穎女士之姪女。

* *信德船務有限公司、Innowell Investments Limited、Megaprosper Investments Limited，Alpha Davis Investments Limited及澳門旅遊娛樂股份有限公司為本公司之主要股東。*

何超鳳女士
副董事總經理
四十二歲

何超鳳女士自一九九四年加入本集團，同年獲委任為本公司執行董事。何女士於一九九九年獲委任為集團副董事總經理及財務總監。她亦是本公司董事執行委員會成員及薪酬委員會成員及兼任本公司若干附屬公司之董事。

何女士現時除參與本集團之策劃及開發外，也負責整體之財務活動，以及物業銷售及投資。

何女士為信德船務有限公司*、Innowell Investments Limited*、Megaprosper Investments Limited*及Alpha Davis Investments Limited*董事。

何女士亦為香港地產建設商會執行委員會委員、香港地產行政學會之成員、香港加拿大國際學校之校董局顧問、The Dean's Advisory Board of University of Toronto之香港顧問及香港加拿大商會駐港總監。

何女士擁有加拿大多倫多大學工商管理碩士學位(主修財務)及南加州大學學士學位(主修市場學)。

何女士乃本公司集團行政主席何鴻燊博士之千金、本公司董事總經理何超瓊女士之胞妹及本公司執行董事何超蕸女士之胞姊。彼亦是本公司非執行董事莫何婉穎女士之姪女。

* *信德船務有限公司、Innowell Investments Limited、Megaprosper Investments Limited及Alpha Davis Investments Limited為本公司之主要股東。*

蘇樹輝博士
執行董事
五十六歲

蘇樹輝博士於一九七五年加入本集團，自一九九一年起出任本公司之執行董事。蘇博士亦兼任本公司若干附屬公司之董事。蘇博士為香港大學教研發展基金會董事。蘇博士為中國人民政治協商會議第十屆全國委員會委員及中華民族文化促進會副主席。

蘇博士為香港大學理學士並獲企業管理學博士學位。

禤永明先生
執行董事
六十五歲

禤永明先生於一九七九年加入本集團，自一九九一年起出任本公司之執行董事。他亦是本公司董事執行委員會成員及兼任本公司若干附屬公司之董事。

禤先生為澳門誠興銀行股份有限公司之執行董事兼行政總裁及澳門國際機場專營股份有限公司及在葡國里斯本上市之Estoril Sol, SGPS公司之執行董事。禤先生亦為英國特許銀行學會資深會員及香港證券學會會員。禤先生亦為澳門特別行政區經濟委員會委員。

陳偉能先生
執行董事
五十九歲

陳偉能先生於一九八七年加入本集團，自一九九一年起出任本公司之執行董事。他還兼任本公司若干附屬公司之董事。

陳先生目前為香港地產建設商會董事會成員、香港房地產建築業協進會監事會之監事長和英國物業顧問學會及香港地產行政學會資深會員，負責本集團於中國大陸之物業發展。

陳先生亦為中國廣東省政協委員。

何超蕸女士
執行董事
三十九歲

何超蕸女士於一九九六年加入本集團，自二零零一年起出任本公司之執行董事。她亦是本公司董事執行委員會成員及兼任本公司若干附屬公司之董事。

自加入本集團以來，何女士一直掌管物業管理部門之策劃及營運。

何女士在香港的社會職務包括香港青年聯會常務會董、香港地產行政學會執行委員、香港中華總商會青年委員會常務委員，及香港中區少年警訊第十屆名譽會長。何女士為香港地產建設商會、香港設施管理學會、國際專業保安協會香港分會之會員，並且持有地產代理(個人)牌照。

而在國內，何女士為中國人民政治協商會議遼寧省委員會委員、北京市青年聯合會香港區常務委員、吉林省青年聯合會及吉林省青年企業家協會之副主席。

何女士擁有美國Pepperdine University大眾傳播及心理學學士學位。

何女士乃本公司集團行政主席何鴻燊博士之千金、本公司董事總經理何超瓊女士及本公司副董事總經理何超鳳女士之胞妹。彼亦是本公司非執行董事莫何婉穎女士之姪女。

岑康權先生
執行董事
五十二歲

岑康權先生於一九九二年加入本集團，自二零零四年起出任本公司之執行董事。他亦是本公司董事執行委員會成員及兼任本公司若干附屬公司之董事，主要負責本集團之投資事務。

岑先生為澳門旅遊娛樂股份有限公司*之董事。

岑先生畢業於美國加州柏克萊大學，獲工商管理碩士學位。

* *澳門旅遊娛樂股份有限公司為本公司之主要股東。*

財務摘要及派息時間表

財務摘要

	2006 (港幣千元)	2005 (港幣千元)
營業額	2,508,804	2,489,018
本公司股東應佔溢利	663,916	364,390
權益總值	10,736,773	8,963,126
每股盈利 *(港仙)*		
— 基本	31.0	17.5
— 攤薄後	29.7	16.8
每股股息 *(港仙)*	12.5	7.0
每股資產淨值 *(港元)*	4.9	4.3

每股基本盈利乃根據年內已發行股份之加權平均數2,144,226,359股(二零零五年：2,082,792,925股)計算。每股攤薄後盈利乃根據所有潛在普通股的攤薄影響作出調整後的已發行股份之加權平均數2,232,941,133股(二零零五年：2,164,035,541股)計算。

派息時間表

公佈派發末期股息	二零零七年四月十六日
最後遞交過戶文件時間	二零零七年六月八日下午四時三十分
暫停辦理股份過戶登記手續	二零零七年六月十一日至六月十四日
股東週年常會	二零零七年六月十四日
寄發股息單予股東	二零零七年六月二十八日


Macau Asia Express
Signing Ceremony · 簽約儀式
AIR MACAU
澳門航空

一月

- 集團宣布投資於澳亞航空股份有限公司，該公司是一家以澳門為基地的低成本航空公司，計劃於二零零七年內開始提供商業服務。其他投資者為中航興業有限公司以及澳門的旗艦航空公司 — 澳門航空股份有限公司。集團擁有該家新航空公司的百分之三十一點四應佔權益。

二月

- 集團的噴射飛航渡輪服務在農曆新年期間的航次創出新高，單日開航三百二十一班，載客量約為六萬五千人次，其中百分之八十八屬深受歡迎的香港 — 澳門航線。



三月

- 集團與超過二十家國際及本地著名金融機構簽訂為期七年的港幣五十億元銀團貸款，為壹號廣場及南灣海岸發展項目融資。該銀團貸款為歷來澳門綜合地產發展項目融資貸款中金額最高的貸款之一，亦是集團歷來取得最高額的企業貸款。



五月

- 集團成為MSCI香港指數的成份股。
- 集團在澳門的豪宅發展項目—濠庭都會第二期推出預售，市場反應熱烈。



六月

- 集團聯同策略性夥伴 — 香港置嘉建築有限公司就發展香港天際萬豪酒店與香港機場管理局簽訂協議，該五星級酒店共有房間六百五十八間，將成為香港國際機場航天城發展的其中部份。集團持有該酒店項目百分之七十權益。
- 集團與歐洲ISS集團的附屬公司 — 服務系統香港有限公司組成合營公司，在澳門提供商業及住宅清潔服務。



七月

- 集團成立全資附屬公司 — 澳門東西有限公司，以開發及拓展可配合集團的核心業務的採購及零售商機。集團的首家國際特許經營權商舖澳門玩具反斗城已於澳門旅遊塔開幕。

九月

- 集團成為恒生香港中型股指數成份股。


SHUN TAK

十月

- 濠庭都會第三期的上蓋工程展開。
- 集團在澳門開設辦事處，作為支援集團管理、行銷及銷售在澳門多項業務及發展的營運總部。
- 澳門東西有限公司宣佈澳門的首間華納兄弟專門店在澳門旅遊塔開業，提供一系列精美優質的卡通人物和電影主題零售商品。


BUNGY

十二月

- 濠庭都會第三期推出預售，成績理想。
- 噴射飛航渡輪服務創下自一九九九年成立以來的旅客人數新紀錄，其香港 — 澳門航線載客人數在二零零六年達一千一百萬人次，按年增長達百分之十三。
- 集團在澳門旅遊塔推出全長233米的冒險項目「笨豬跳」，該項目現已列入健力士世界紀錄為「世界最高商業笨豬跳」設施。
- 集團管理的澳門旅遊塔連續第二年獲亞太區旅遊界權威刊物TTG Asia頒發「亞太區最佳特色景點」旅遊大獎。
- 澳門威斯汀度假酒店在「二零零六年萬事達卡澳門之最」活動中，獲頒「最佳服務酒店」及「最豪華酒店」兩項殊榮，並連續第二年獲《商務旅客》(Business Traveller China)雜誌的讀者選為澳門最佳商務酒店。


GUINNESS WORLD RECORDS
CERTIFICATE


Residences
澳門壹號湖畔

十一月

- 集團將壹號湖畔的兩幢住宅大廈的所有單位分別售予兩名機構投資者，並隨即推出供公眾購買，截至二零零六年底已售出住宅單位總數超過百分之九十五，反應極為熾熱。
- 集團擁有百分之四十權益的合營公司 — 香港國際機場碼頭服務有限公司與香港機場管理局簽訂一項協議，為將於二零零八年峻工的香港國際機場全新永久跨境渡輪碼頭「海天客運碼頭」提供管理服務。



二月

- 澳門旅遊塔獲澳門特區政府頒授「旅遊功績勳章」，表揚旅遊塔各種精彩設施與活動對推動澳門旅遊業的貢獻。



集團在澳門的多項重大投資於過去一年隨著澳門經濟蓬勃發展，進一步強化集團在珠江三角洲區內的穩固基礎與龐大的服務網絡。年內，集團開展了多項高瞻遠矚的新項目，將其核心業務推向遠大的發展方向，並透過新成立的公司進軍航空與零售業務。

截至二零零六年十二月三十一日止年度，集團的股東應佔溢利為港幣六億六千三百九十萬元（二零零五年：港幣三億六千四百四十萬元），年增長率為百分之八十二點二。每股基本盈利為三十一港仙（二零零五年：十七點五港仙）。

董事會建議派發末期股息每股八港仙（二零零五年：每股四點五港仙），派息建議必須於二零零七年六月十四日舉行的股東週年常會由股東通過，方為有效。連同已派發中期股息每股四點五港仙（二零零五年：二點五港仙），本年度的派息總額為每股十二點五港仙（二零零五年：七港仙）。

受惠於澳門快速地發展成為地區性娛樂及商務中心，集團運輸部旗下的香港—澳門航線錄得一千一百萬人次載客量，是自一九九九年創立「噴射飛航」品牌以來的歷史新高。將澳門和深圳的航機乘客連接至香港國際機場的「機場噴射飛航」亦錄得創紀錄的載客量。二零零六年十一月，集團運輸部旗下一間合營公司與香港機場管理局簽訂協議，為機場的全新永久跨境渡輪碼頭「海天客運碼頭」提供管理服務。陸路運輸方面，集團亦增購多輛旅遊巴士以配合旅客對珠江三角洲旅遊巴士服務的需求。

為擴大其運輸、酒店及消閒業務投資，集團在一月宣布投資濠亞航空股份有限公司（「濠亞航空」），這家以澳門為基地的新航空公司將為旅客提供經濟實惠的地區性航空服務，其他策略夥伴包括中航興業有限公司及澳門的旗艦航空公司 — 澳門航空股份有限公司。濠亞航空將採取極具競爭力的成本模式，為個人遊旅客開拓來往澳門至中國大陸及亞洲其他城市的新航線，提供價錢實惠的航班服務。

集團的國際性多模式運輸網絡貫通海、陸、空，鞏固集團在區域性及國際性運輸網絡的翹楚地位，使集團盡佔先機，把握珠江三角洲區內及與世界各地日益繁忙的交通連繫所帶來的各種優勢。

隨著澳門整體經濟增長，對位於黃金地段優質房產的需求亦持續增加。集團位於澳門的地產項目正好迎合這方面的需求。集團位於澳門新口岸外港填海區海旁的豪宅項目壹號湖畔，市場反應熱烈。地產部於十一月率先將兩幢住宅大樓全數單位分別售予兩名機構投資者，其餘單位隨即進行公眾預售。截至年底已售出超過百分之九十五的住宅單位，反映市場對此項目的信心，並為澳門豪宅市場奠定里程碑。壹號湖畔是壹號廣場項目的其中一部份，整個壹號廣場將包括一個高級商場，服務式住宅及一家豪華酒店，是集團與香港置地控股有限公司共同發展的大型合營項目。集團持有該發展項目百分之五十一權益。

集團位於澳門氹仔的地產項目濠庭都會第二期在五月份推出預售，市場反應熱烈。濠庭都會第三期的上蓋工程已於十月展開，單位在十二月推出預售，呎價比前上升。

南灣海岸為集團位於南灣的旗艦發展項目，毗鄰澳門旅遊塔。該項目的設計將涵蓋多幢住宅大廈、服務式住宅、一座商場、一家酒店及娛樂場。集團現正與澳門特區政府磋商落實有關發展計劃。南灣海岸鄰近澳門旅遊塔，將成為澳門沿岸一個主要的大型購物、娛樂中心。

集團著名的酒店投資業務—澳門文華東方酒店及澳門威斯汀度假酒店，受惠於澳門商務及消閒旅客人數增長，盡佔優勢。除澳門壹號廣場及南灣海岸外，集團位於香港國際機場的共同發展項目 — 香港天際萬豪酒店現已進入建築階段，標誌著集團的酒店投資業務已擴展至香港。

集團於澳門娛樂的策略投資在二零零六年繼續獲得驕人的回報。集團相信，與澳門娛樂共同合作的多個項目將可進一步鞏固集團的領導位置，為澳門旅客及居民提供服務。

二零零六年三月，集團取得為期七年的港幣五十億元銀團貸款，為壹號廣場及南灣海岸發展項目提供融資。是次發行獲超額認購，有超過二十家國際及本地著名金融機構參與其中。該貸款為歷來澳門綜合地產發展融資貸款中金額最高的銀團貸款之一，亦是集團歷來取得最高額的企業貸款。截至二零零六年十二月三十一日，集團的現金盈餘淨額約為二十六億港元。

有見澳門經濟急速發展，以及集團於當地的業務與投資的豐厚潛力，集團於二零零六年十月開設澳門辦事處，作為集團管理、推廣及銷售其澳門業務的營運總部。

展望未來數年，集團將繼續發展在澳門及香港的多項住宅、酒店及娛樂設施，該等項目將吸引居民、旅客與投資者。憑藉集團在運輸、酒店及消閒業務，以及地產項目的廣泛經驗，集團將積極推動區內特別是澳門的經濟發展。集團通過發展其核心業務，致力深化澳門與中國大陸及世界各地的連繫。

本人謹藉此機會向管理層與全體員工一直努力不懈地提升集團各項核心業務並積極發展集團專長至新領域，深表謝意，同時亦感激各股東與業務夥伴所給予的寶貴支持。



何鴻燊

集團行政主席

二零零七年四月十六日

交通網絡

廣濶完善





運輸


CITS

集團的國際性多模式運輸系統以遠大的目光持續發展。其位於珠江三角洲的運輸網絡透過提供海、陸、空運輸服務，大力推動區內的經濟與文化交流。

策略定位

盡享優勢





運輸


CITS

集團的國際性多模式運輸系統以遠大的目光持續發展。其位於珠江三角洲的運輸網絡透過提供海、陸、空運輸服務，大力推動區內的經濟與文化交流。

珠江三角洲區內及入境旅客人數的增長步伐在二零零六年繼續加快，尤其是該年度澳門的入境旅客超越二千一百萬人次，按年增長達百分之十八。



集團的船務營運 — 信德中旅船務投資有限公司(「信德中旅船務投資」)是全亞洲規模最大的高速渡輪經營者之一，穩佔港澳航線市場領導地位逾四十年。船務營運以「噴射飛航」為品牌經營，擁有及營運三十二艘船隻，是唯一提供二十四小時往來港澳渡輪服務的經營者。

受惠於澳門不斷增多及擴充的景點大受歡迎，噴射飛航於二零零六年的全年總載客量增加百分之十三至超過一千二百五十萬人次。深受乘客歡迎的香港—澳門航線的二零零六年全年總載客量為一千一百萬人次，較二零零五年上升百分之十三，並且創下自一九九九年「噴射飛航」品牌成立以來的最高載客量。儘管燃油價格高企，運輸部於截至二零零六年十二月三十一日止年度錄得經營溢利港幣二億三千七百萬元(二零零五年：港幣一億八千八百萬元)，按年增長百分之二十六。

旅客對往來香港國際機場以及珠江三角洲主要目的地，包括澳門機場和深圳機場在內的「機場噴射飛航」服務，反應熱烈。旅客毋須在香港辦理過關和入境手續便能方便地過境。該服務自推出以來一直持續增長，二零零六年的總載客量較二零零五年上升百分之二十八。


深圳
澳門
香港國際機場
香港
機場噴射飛航
噴射飛航

透過其位於珠江三角洲並以澳門為中心的國際性多模式運輸網絡，集團繼續開拓及發展以最有利的方式為旅客帶來方便。二零零六年十一月，信德中旅船務投資擁有百分之四十權益的公司 — 香港國際機場碼頭服務有限公司與香港機場管理局簽訂一項協議，為香港國際機場的全新永久跨境渡輪碼頭「海天客運碼頭」提供管理服務。該碼頭預計將於二零零八年竣工，是香港國際機場航天城發展的其中一個重要項目，而航天城則是香港國際機場的一個主要商業娛閒發展項目。



作為拓展其運輸服務至航空旅遊的一項重要策略，集團宣布與中航興業有限公司組成合營企業，以持有一家以澳門為基地的新航空公司 — 濠亞航空股份有限公司(「濠亞航空」)的百分之四十九權益。濠亞航空乃澳門的旗艦航空公司 — 澳門航空股份有限公司擁有百分之五十一權益的附屬公司。濠亞航空計劃於二零零七年內開始營運飛往中國大陸及亞洲其他城市的航線，為個人遊旅客提供價錢實惠的航班和旅遊套餐。

澳門信德國旅汽車客運股份有限公司於二零零五年成立，於澳門境內、以及於廣東省各主要城市和澳門之間跨境經營客運巴士服務。該公司於二零零六年增購多輛旅遊巴士以迎合正在增長的旅客需求。

為把握珠江三角洲經濟蓬勃發展、及相應增長的消閒及商務旅遊，運輸部已擴闊其區域性分銷網絡以拓展於客運市場的佔有率。集團展望隨著其於區內的運輸服務和網絡逐步擴大，該海、陸、空運輸網絡將可為集團帶來持續收益增長、實現長遠發展。


TurboJET 噴射飛航
TurboJET & Asia Miles Partnership Ceremony
噴射飛航 及「亞洲萬里通」結盟儀式



策略定位

盡享優勢

隨著澳門整體經濟增長，對位於黃金地段優質房產的需求亦持續增加。集團位於澳門的地產項目正好迎合這方面的需求。集團位於澳門新口岸外港填海區海旁的豪宅項目壹號湖畔，市場反應熱烈。地產部於十一月率先將兩幢住宅大樓全數單位分別售予兩名機構投資者，其餘單位隨即進行公眾預售。截至年底已售出超過百分之九十五的住宅單位，反映市場對此項目的信心，並為澳門豪宅市場奠定里程碑。壹號湖畔是壹號廣場項目的其中一部份，整個壹號廣場將包括一個高級商場，服務式住宅及一家豪華酒店，是集團與香港置地控股有限公司共同發展的大型合營項目。集團持有該發展項目百分之五十一權益。

集團位於澳門氹仔的地產項目濠庭都會第二期在五月份推出預售，市場反應熱烈。濠庭都會第三期的上蓋工程已於十月展開，單位在十二月推出預售，呎價比前上升。

南灣海岸為集團位於南灣的旗艦發展項目，毗鄰澳門旅遊塔。該項目的設計將涵蓋多幢住宅大廈、服務式住宅、一座商場、一家酒店及娛樂場。集團現正與澳門特區政府磋商落實有關發展計劃。南灣海岸鄰近澳門旅遊塔，將成為澳門沿岸一個主要的大型購物、娛樂中心。

集團著名的酒店投資業務—澳門文華東方酒店及澳門威斯汀度假酒店，受惠於澳門商務及消閒旅客人數增長，盡佔優勢。除澳門壹號廣場及南灣海岸外，集團位於香港國際機場的共同發展項目 — 香港天際萬豪酒店現已進入建築階段，標誌著集團的酒店投資業務已擴展至香港。

集團於澳門娛樂的策略投資在二零零六年繼續獲得驕人的回報。集團相信，與澳門娛樂共同合作的多個項目將可進一步鞏固集團的領導位置，為澳門旅客及居民提供服務。

二零零六年三月，集團取得為期七年的港幣五十億元銀團貸款，為壹號廣場及南灣海岸發展項目提供融資。是次發行獲超額認購，有超過二十家國際及本地著名金融機構參與其中。該貸款為歷來澳門綜合地產發展融資貸款中金額最高的銀團貸款之一，亦是集團歷來取得最高額的企業貸款。截至二零零六年十二月三十一日，集團的現金盈餘淨額約為二十六億港元。

有見澳門經濟急速發展，以及集團於當地的業務與投資的豐厚潛力，集團於二零零六年十月開設澳門辦事處，作為集團管理、推廣及銷售其澳門業務的營運總部。

展望未來數年，集團將繼續發展在澳門及香港的多項住宅、酒店及娛樂設施，該等項目將吸引居民、旅客與投資者。憑藉集團在運輸、酒店及消閒業務，以及地產項目的廣泛經驗，集團將積極推動區內特別是澳門的經濟發展。集團通過發展其核心業務，致力深化澳門與中國大陸及世界各地的連繫。

本人謹藉此機會向管理層與全體員工一直努力不懈地提升集團各項核心業務並積極發展集團專長至新領域，深表謝意，同時亦感激各股東與業務夥伴所給予的寶貴支持。

何鴻燊
集團行政主席
二零零七年四月十六日

交通網絡

廣濶完善





地產


Residences
壹號湖畔

集團憑藉在澳門的物業銷售成績斐然，加上計劃中的物業發展項目，成功在澳門物業市場中奠定穩健的領導地位，其物業投資具有豐厚增長潛力。

本年度，集團的物業發展項目取得長足進展，業績極為出色。濠庭都會第一期已於二零零六年完成發展，集團就此確認溢利港幣三億二千八百萬元，為集團所佔該發展項目的百分之二十五溢利，並反映在為集團應佔聯營公司業績。



除該項貢獻外，集團於截至二零零六年十二月三十一日止年度自其地產部錄得經營溢利港幣八千四百萬元，相對二零零五年的港幣一億四千六百萬元，主要原因是大部份已竣工的物業發展項目已於往年售出，而新物業發展項目則正在發展當中。

鑒於壹號湖畔在二零零六年十一月成功推出預售，預期該合營發展項目將於未來為集團帶來可觀收益。

澳門

壹號廣場

壹號廣場是集團與置地控股有限公司共同發展的項目，位於澳門新口岸外港填海區海旁的黃金地皮，地基工程已完成，而上蓋工程已於二零零七年三月開展。該發展項目飽覽南灣湖醉人景色，將包括一百六十萬平方呎的豪華住宅及服務式住宅、一個佔地約四十萬平方呎的高級商場，以及一家將由文華東方酒店集團負責管理、共有二百一十個客房的豪華酒店。預期該發展將於二零零九年竣工。集團持有該發展項目百分之五十一權益。



二零零六年十一月，集團將壹號湖畔最先登場的兩幢住宅大樓全數單位分別售予兩名機構投資者，並隨即推出供公眾購買，市場反應熱烈。截至二零零六年底已售出住宅單位總數超過百分之九十五。

濠庭都會

濠庭都會是澳門最大型的豪華物業發展項目之一，濠庭都會第一、二及三期的貴賓級住客會所及園藝花園佔地逾二十一萬平方呎，是澳門住宅發展項目中最大型之一。

濠庭都會第一期住宅單位已於二零零六年底接近售罄，並於二零零六年九月開始將單位移交予個別買家。

濠庭都會第二期四幢住宅大廈的上蓋工程於二零零五年十月展開，預期於二零零七年中峻工。濠庭都會第三期亦包括四幢住宅大廈，上蓋工程於二零零六年十月展開，並預期將於二零零八年分階段峻工。濠庭都會第二期及第三期分別於五月及十二月推出預售，取得熱烈公眾反應，並於二零零七年首季加推單位。截至二零零七年三月三十一日止，第二期及第三期的單位總數已分別售出超過百分之九十及百分之六十。當該等已售單位在將來完成發展時，預期將為集團帶來持續的貢獻。其餘階段的發展現正在籌劃之中。



南灣海岸

集團之旗艦發展項目－南灣海岸位於中心沿岸地段、毗鄰澳門旅遊塔，該項目正在籌劃中。南灣海岸項目的設計將涵蓋多幢住宅大廈、服務式住宅、一座商場、一家酒店及娛樂場。南灣海岸將與澳門旅遊塔相連。該發展項目的商場將連貫該多用途發展項目的其他部分。集團現正與澳門特區政府磋商落實有關發展計劃。



南灣地盤鄰近建議中的澳氹隧道，並將由一條有八條行車線的全新汽車大道接駁，交通方便，設計配合該處成為澳門的新中心點，可讓居民與旅客盡情體驗飲食、娛樂、購物情趣。待澳門博彩監察協調局正式批准後，南灣海岸的其中部份將租予澳門博彩股份有限公司，供經營娛樂場。

路氹地盤

集團正與澳門特區政府磋商，計劃與澳門旅遊娛樂股份有限公司(「澳門娛樂」)聯合發展一個位於路氹城區的地盤。該項目將取代原先公布的氹仔地盤項目。集團擁有該發展項目百分之八十權益，澳門娛樂擁有百分之二十權益。該地盤已劃為酒店消閒及娛樂用途，其可發展建築樓面面積將與先前的地盤相若，即約二百一十萬平方呎。

香港及中國大陸

靖林(前稱薄扶林道120號)

靖林的上蓋工程已於二零零五年九月展開，預期將於二零零七年第二季峻工。該豪華住宅發展項目由十個富麗堂皇的複式豪宅單位所組成，每個單位面積均逾三千平方呎。





漆咸花園

集團已完成收購位於九龍的漆咸花園全數一百四十個單位，並已於二零零六年九月完成清拆工程。新住宅大廈及商業平台正在設計階段中。建築工程預計將於二零零七年底開展並於二零一零年完成。



西寶城

位於寶翠園的西寶城為一面積逾二十二萬平方呎的大型現代商業平台，亦是西半山區內最大型的購物商場，提供一站式購物方便，深受顧客歡迎。計劃興建的地下鐵路(「地鐵」)大學站預期於二零一二年竣工，屆時公眾前往西寶城商場的途徑將更添便利。自開幕以來，該物業為集團帶來滿意的租金及管理費收入。

昇悅商場

昇悅商場為一個位於西九龍的商業綜合場所，在二零零六年的出租率十分理想，達百分之九十八。與地鐵荔枝角站接駁的通道預期於二零零九年竣工，屆時前往昇悅商場將更為方便。

廣州信德商務大廈

位於廣州的廣州信德商務大廈由一幢三十二層高的辦公大樓及六層商場組成，年內租賃業績令人滿意。

物業服務

集團的物業管理部 — 信德物業管理有限公司(「信德物業管理」)為一系列各類型住宅、商業及工貿物業，提供優質及全面的專業物業管理服務。物業管理部負責管理的物業組合，包括香港及澳門在內的物業，面積約一千二百萬平方呎，其中包括逾九百萬平方呎的住宅物業。信德物業管理亦是首間在澳門獲授ISO9001認證的香港公司。

該部門已開展多個項目，優化各核心服務之間的協同效益。在二零零六年六月，該部門與ISS集團的附屬公司 — 服務系統香港有限公司組成合營夥伴。ISS集團以歐洲為基地，是全球最具規模的設施服務供應商，而合營公司為澳門的商業及住宅發展項目提供全面清潔服務，優化工作及居住環境。該部門亦以「Living Matters」為品牌提供優質生活概念服務，為港澳兩地的客戶提供的一系列周全和尊貴的個人化服務，包括室內裝潢、酒店式服務及花藝設計服務，提升客戶的生活質素。

隨著部門的物業組合擴大及提供配套的物業清潔及生活概念服務後，預期物業管理部的收入將可顯著增加。




旅遊體驗
精彩非凡



酒店及
消閒業務



集團把握澳門作為珠江三角洲新興娛樂中心的優勢，在當地經營的一系列精采消閒業務，廣受歡迎。集團的酒店及消閒服務以優質設施，預期及回應消閒及商務旅客日益增長的需要與需求。



鑒於蓬勃增長的澳門經濟勢將在未來數年有更進一步發展，預期集團的酒店及消閒業務部將享有長遠發展潛力。酒店及消閒業務部於二零零六年錄得經營溢利港幣二千七百萬元（二零零五年：港幣二千八百萬元）。

隨著澳門各項新娛樂景點、會議設施及酒店即將相繼落成及開幕，訪澳旅客人數的持續增長預期將會成為一長遠趨勢。集團的酒店物業正穩佔有利位置，把握澳門旅遊業日趨繁盛的優勢。集團持有百分之五十權益的澳門文華東方酒店（「文華東方」），以及持有百分之三十四點九權益的澳門威斯汀度假酒店（「威斯汀」）享負盛名，穩佔澳門豪華酒店市場之龍頭地位，在二零零六年錄得令人滿意的業務增長。文華東方在年內表現大放異彩，關鍵在於爭取得多個大型商業及重點活動的訂單。文華東方的平均房租較二零零五年上升百分之十二。威斯汀平均房租上升百分之五。威斯汀在「二零零六年萬事達卡澳門之最」活動中，獲頒「最佳服務酒店」及「最豪華酒店」兩項殊榮，並連續第二年獲《商務旅客》(Business Traveller China)雜誌的讀者選為澳門最佳商務酒店。

毗鄰威斯汀的澳門高爾夫球鄉村俱樂部（「澳門高球俱樂部」），是澳門首屈一指的高爾夫球會，其於年內的表現令人滿意。威斯汀連同澳門高球俱樂部，是香港和澳門地區唯一提供國際級標準十八洞高爾夫球設施的度假酒店。

集團的共同發展項目 — 香港天際萬豪酒店位於航天城的東部，而航天城則是位於大嶼山的香港國際機場的主



要商業娛樂消閒發展項目。該全新五星級臨海酒店將分兩期發展合共多達一千間房間，其中第一步發展六百五十八間房間。集團持有該項目百分之七十權益。酒店的主要工程承建商－香港寶嘉建築有限公司是集團於該項目的夥伴。地基工程已於二零零六年十一月展開，而酒店項目的第一期工程預期將於二零零八年下半年峻工。酒店將由Marriot Hotels International B.V.進行管理。

在集團的專業管理下，澳門旅遊塔會展娛樂中心(「澳門旅遊塔」)已成為受旅客歡迎的景點，為眾多宴會、商業會展、論壇及展覽盛事的熱門場地。二零零六年，澳門旅遊塔獲亞太區旅遊界權威刊物TTG Asia 頒發「亞太區最佳特色景點」旅遊大獎，是澳門旅遊塔第二年獲頒該獎項，更於二零零七年二月獲澳門特區政府頒贈旅遊功績勳章，以表揚其對澳門旅遊業的重大貢獻。



SHUN TAK
WARNER BROS
MACAU TOWER
BUNGY
233M
THE WORLD'S HIGHEST

澳門旅遊塔自二零零一年開幕至今，已錄得超過四百五十萬參觀人次。其主要景點包括樓高338米的觀景塔及全長233米的減速飛降冒險項目「高飛跳」。鑒於高飛跳獲得熱烈反應，酒店及消閒業務部在二零零六年十二月於澳門旅遊塔加設刺激的全新笨豬跳歷險活動。高飛跳[illegible]被列入健力士世界紀

集團酒店及消閒業務部預期旗下優質設施與服務的表現和聲譽將隨著澳門的蓬勃增長而獲進一步提升，並致力開發機會，藉以優化及擴大其在澳門提供的設施和服務。



投資眼界

精闢獨到



投資



集團盡佔優勢與澳門娛樂攜手啟動具協同效益、雙贏有利的新項目，包括建議在澳門南灣海岸開設娛樂場，共同分享收益。

憑藉在運輸、旅遊、酒店及消閒業務的豐富經驗，集團對推動該等重要行業在珠江三角洲，特別是在澳門經濟發展中的互動及增長發揮著領導作用。集團將繼續積極尋求能強化區內資源的優質投資機會，同時鞏固集團於珠江三角洲的企業翹楚地位。



集團持有澳門旅遊娛樂股份有限公司(「澳門娛樂」)約百分之十五點八綜合權益。於二零零六年，集團將澳門娛樂公告的二零零五年普通股股息港幣一億零八百五十萬元確認入賬，較二零零五年增加百分之十六點三。澳門娛樂持有澳門博彩股份有限公司(「澳門博彩」)百分之八十權益，而澳門博彩是於二零零二年取得澳門特別行政區政府批出博彩專營權可於澳門經營娛樂場的公司之一。

除了娛樂博彩事業，澳門娛樂在澳門擁有多家酒店、澳門國際機場，以及澳門的旗艦航空公司 — 澳門航空股份有限公司的權益。澳門娛樂亦積極參與大型物業發展和基建項目，其中包括集團持有百分之二十五直接權益的濠庭都會。澳門娛樂擁有澳門旅遊塔，集團則自二零零一年澳門旅遊塔開幕以來持有其經營及物業管理協議。





集團正與澳門特區政府磋商，計劃與澳門娛樂聯合發展一個位於路氹城區佔策略性位置的地盤，以取代原先公布的氹仔地盤項目。集團擁有該發展項目百分之八十權益，澳門娛樂擁有百分之二十權益。

集團持有澳門博彩的間接權益，並計劃將南灣物業發展項目其中約二十萬平方呎面積租予澳門博彩，供經營娛樂場；該計劃有待澳門博彩監察協調局正式批准。根據租賃安排，澳門博彩將以收益分享形式支付租金予集團。

集團的零售部－澳門東西有限公司(「澳門東西」)在二零零六年七月成立，以把握澳門居民愈趨豐裕及到訪澳門旅客急速增長所帶來的消費業務商機。在二零零六年內，澳門東西在澳門旅遊塔開設兩家主要零售商舖 — 澳門玩具反斗城及澳門首間華納兄弟專門店，提供一系列精美優質的卡通人物和電影主題零售商品。預期該等零售點將可受惠於澳門零售市場的豐厚增長潛力。



集團作為熱心盡責的企業公民，積極投入社會服務，支持多元化慈善活動，為提升香港與澳門兩地的社區盡一分力。


樂施會
Oxfam
Hong Kong
STATE STREE
SHUN TAK
Shun Tak Group
信德集團
SHUN TAK
Shun Tak Group
信德集團


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相片說明：

1. 樂施毅行者
2. 探訪保良局護理安老院
3. 女達軍名人慈善競技
4. 探訪伸手助人協會長者宿舍
5. 公益金尋寶挑戰賽
6. 公益金百萬行2006
7. 公益金新界區百萬行

二零零六年，集團贊助及鼓勵員工參與多項活動包括：地鐵競步賽2006、樂施毅行者、女童軍名人慈善競技、公益金百萬行2006、二十四小時慈善小艇賽、「港澳定向追蹤日」、公益金尋寶挑戰賽及新界區百萬行。

信德集團義工隊發揚集團造福社群的精神，探訪保良局及伸手助人協會的長者宿舍。集團上下員工亦踴躍捐助各種慈善活動，年內向多個慈善團體作出捐款，包括香港奧比斯、世界宣明會、香港癌症基金會、世界健康基金會有限公司及香港公益金。

信德中旅船務投資向澳門三個團體，包括澳門義務青年會、澳門民政總署及聖公會黑沙環青年發展中心捐出船票作慈善用途。同時，信德中旅船務投資亦在香港向多個慈善團體捐出船票，包括防止虐待兒童會、協康會、香港柏金遜症基金會、明愛康復服務、香港奧比斯、扶康會及香港弱能兒童護助會。

集團、信德中旅船務投資及信德物業管理榮獲香港社會服務聯會嘉許為「商界展關懷」公司，表揚我們一直以來對各類型社會公益慈善活動作出的支持。


SHUN TAK

主要物業表

發展及／或出售之物業

	項目樓面面積約數(平方米)	項目地盤面積約數(平方米)	主要用途	集團所佔權益	二零零六年十二月止發展進度	預計完工日期
香港						
漆咸大廈	—	3,786	—	51%	規劃中	二零一零年
靖林(前稱薄扶林道120號)	3,026	1,684	住宅	100%	上蓋工程進行中	二零零七年
天際萬豪酒店	42,405	13,776	酒店	70%	地基工程進行中	二零零八年
油塘海旁地段第30號及31號	—	1,858	—	50%	土地儲備	—
澳門						
壹號廣場	218,419	18,344	住宅／商業／酒店	51%	下層結構工程進行中	二零零九年
濠庭都會			住宅／商業	25%		
第二期	79,078	9,185			上蓋工程進行中	二零零七年
第三期	80,462	8,763			上蓋工程進行中	二零零八年
第四期	63,279	5,426			土地儲備	—
第五期	148,896	23,843			土地儲備	—

收購中的物業

	項目樓面面積約數(平方米)	項目地盤面積約數(平方米)	主要用途	集團所佔權益	二零零六年十二月止發展進度	預計完工日期
澳門						
南灣海岸(附註一)	359,532	39,800	住宅／商業／酒店／賭場	100%	土地儲備	—
青洲河邊馬路701-741號(附註二)	18,637	2,942	酒店	100%	土地儲備	—

策劃中的物業

	樓面面積約數(平方米)	地盤面積約數(平方米)	主要用途	集團所佔權益	二零零六年十二月止發展進度	地契屆滿年份
澳門氹仔望德聖母灣(附註三)	200,000	80,656	酒店／商業	80%	土地儲備	二零四九年
泰國布吉島Rawai海灘	—	36,800	酒店	50%	土地儲備	永久業權

集團自置之自用物業

	樓面面積約數(平方米)	地盤面積約數(平方米)	主要用途	集團所佔權益	二零零六年十二月止發展進度	地契屆滿年份
香港中環干諾道中200號信德中心西座三十九字頂樓	1,823	—	辦公室	100%	—	二零五五年期滿，可再續至二一三零年
九龍興華街西83及95號	19,320	19,139	船塢	42.6%	—	二零五一年
澳門國際中心						
第十二座二樓至四樓(全層)及五樓A、B、C單位	2,894	—	員工宿舍	100%	—	二零零六年期滿，可再續至二零四九年
第十三座八樓至十一樓E單位	473	—	員工宿舍	42.6%	—	二零零六年期滿，可再續至二零四九年
澳門富大工業大廈四樓A4室	350	—	工廠	80%	—	二零一三年期滿，可再續至二零四九年

附註：

(一)收購事項之完成日期延長至二零零七年六月三十日或該日之前，因為建築設計的優化及整合工作需更多時間進行。項目樓面面積待澳門特區政府批准。

(二)收購事項之完成有待澳門特區政府發出及刊登土地租借批給合約。

(三)待澳門特區政府同意後，將由另一個位於澳門路氹城區並擁有相同樓面面積的地盤取代。

投資及酒店物業

	樓面面積約數(平方米)	地盤面積約數(平方米)	主要用途	集團所佔權益	二零零六年十二月止出租率	二零零六年每月平均租金	可出租樓面面積約數(平方米)	地契屆滿年份
香港畢路乍街8號 西寶城	20,724	—	商業	51%	85%	每平方米 港幣379元	14,682	二零三零年
香港薄扶林道89號 寶翠園	571個 私家車停車位	—	停車場	51%	99.8%	每車位每月 港幣3,200元	—	二零三零年
	33個 電單車停車位	—	停車場	51%	9.1%	每車位每月 港幣1,000元	—	二零三零年
九龍荔枝角道833號 昇悅商場	5,600	—	商業	64.56%	97.8%	每平方米 港幣340元	4,083	二零四九年
九龍荔枝角道833號 昇悅居	515個 私家車停車位	—	停車場	64.56%	88.1%	每車位每月 港幣1,500元	—	二零四九年
	140個 貨車停車位	—	停車場	64.56%	50%	每車位每月 港幣1,800元	—	二零四九年
	45個 電單車停車位	—	停車場	64.56%	44.4%	每車位每月 港幣300元	—	二零四九年
香港羅便臣道60號 信怡閣地下低層及地下	974	900	商業	100%	100%	每平方米 港幣448元	822	二八五八年
香港羅便臣道60號 信怡閣地下、 一樓至三樓	26個停車位	—	停車場	100%	61.5%	每車位每月 港幣3,150元	—	二八五八年
香港堅尼地道9號L 萬信臺一樓至四樓	18個停車位	—	停車場	100%	66.7%	每車位每月 港幣2,000元 至3,500元	—	二零四七年
九龍尖沙咀 梳士巴利道3號星光行 地下五號B舖及部分 地庫商舖(除商舖A外)	2,643	—	商業 購物中心	100%	89.2%	每平方米 港幣338元	2,129	二八六三年

	樓面面積約數(平方米)	地盤面積約數(平方米)	主要用途	集團所佔權益	二零零六年十二月止出租率	二零零六年每月平均租金	可出租樓面面積約數(平方米)	地契屆滿年份
澳門友誼大馬路文華東方酒店	46,453	8,486	酒店	50%	—	—	—	二零零七年期滿，可再續至二零三二年
澳門外港新填海區擴展部份	1,327	15,176	度假設施	50%	—	—	—	二零零七年期滿，可再續至二零四九年
澳門議事亭前地11號信德堡	2,695	—	商業	100%	100%	每平方米澳幣199元	2,673	永久業權
澳門路環黑沙灣澳門威斯汀度假酒店及澳門高爾夫球鄉村俱樂部	46,644(包括停車場)	767,373	酒店／高爾夫球場	34.9%	—	—	—	二零一三年期滿，可再續至二零四九年
中國廣州中山四路246號信德商務大廈	28,453	—	辦公室	60%	90.2%	每平方米人民幣69元	28,453	二零四五年
	5,801	—	商業購物中心	60%	100%	每平方米人民幣76元	5,801	二零三五年
	51個停車位	—	停車場	60%	64.7%	每車位每月人民幣600元至1,200元	—	二零三五年

營業額分析

按部門劃分之營業額


4.8%
11.9%
11.6%
71.7%
2006
3.8%
20%
10.4%
65.8%
2005
運輸
酒店及消閒
地產
投資及其他

(港幣百萬元)	2006	2005	變動	%	說明
運輸	1,798	1,638	160	10	營業額增加主要由於澳門旅遊業增長，乘客量亦相應增長。
地產	299	497	(198)	(40)	營業額減少主要因為寶翠園可出售的住宅單位持續減少。
酒店及消閒	291	258	33	13	營業額增加主要因為澳門旅遊相關業務增長。
投資及其他	121	96	25	26	營業額增加主要因為來自澳門娛樂之股息收入增加。
總計	2,509	2,489	20	1	

按地區劃分之營業額

(港幣百萬元)	2006	2005	變動	%	說明
香港	1,270	1,450	(180)	(12)	營業額減少主要是本集團的香港住宅單位銷售收益之減少，部份被運輸部票務收益之增多所抵銷。
澳門	1,059	886	173	20	營業額增加主要因為運輸部票務和酒店及消閒部旅遊相關業務收益均有增長。
其他	180	153	27	18	營業額上升主要由於香港－深圳航線的票務收益上升。
總計	2,509	2,489	20	1	

損益分析

按部門劃分之營業溢利



18.7%
6.0%
22.6%
52.7%
2006
32.3%
19.9%
6.2%
41.6%
2005
運輸
酒店及消閒
地產
投資及其他

(港幣百萬元)	2006	2005	變動	%	說明
運輸	237	188	49	26	溢利上升主要由於澳門的訪客飆升，乘客量亦相應增長。
地產	84	146	(62)	(42)	溢利減少主要因為銷售寶翠園剩餘住宅單位的收益下降。
酒店及消閒	27	28	(1)	(4)	此部門繼續錄得理想業績，溢利貢獻保持穩定。
投資及其他	102	90	12	13	溢利增加主要因為來自澳門娛樂之股息收入增加。
未分配淨收入	69	21	48	229	溢利有利變動主要因為銀行利息收入上升。
投資物業公平價值之變動	62	135	(73)	(54)	
經營溢利	581	608	(27)	(4)	

損益分析(續)

按部門劃分之營業溢利(續)

(港幣百萬元)	2006	2005	變動	%	説明
經營溢利	581	608	(27)	(4)	
於收購資產之公平價值淨額的權益超過收購附屬公司成本之數額	23	—	23	不適用	此數額源自收購附屬公司。該附屬公司間接擁有位於澳門外港新填海區B區B2街區B地段的物業地盤的土地特許權。
融資成本	(48)	(34)	(14)	(41)	融資成本增加主要是年內利率上升之故。
所佔聯營公司業績	400	71	329	463	顯著升幅主要由於年內確認濠庭都會第一期的銷售貢獻。澳門文華東方酒店及澳門威斯汀度假酒店繼續錄得理想業績。
所佔共同控制企業業績	(17)	(1)	(16)	(1,600)	合營投資項目壹號廣場的住宅及商場部分計劃二零零九年竣工。儘管預售住宅部分錄得顯著成功,在現行會計準則下,此項目的溢利貢獻未能在二零零六年內反映。
除税前溢利	939	644	295	46	
税項	(57)	(63)	6	10	
除税後溢利	882	581	301	52	
少數股東權益應佔溢利	(218)	(217)	(1)	—	主要是運輸部和物業部之少數股東權益。
本公司股東應佔溢利	664	364	300	82	

損益分析(續)

按地區劃分之經營溢利

(港幣百萬元)	2006	2005	變動	%	説明
香港	281	349	(68)	(19)	變動主要為寶翠園之銷售溢利及投資物業公平價值之上升均減少。上述溢利之減少部份被運輸部溢利之增加所抵銷。
澳門	237	216	21	10	變動主要歸因於運輸部收入及來自澳門娛樂之股息收入均有增加。
其他	63	43	20	47	增加主要因為中國投資物業公平價值上升。
總計	581	608	(27)	(4)	

所佔聯營公司業績分析

(港幣百萬元)	2006	2005	變動	%	説明
地產	348	12	336	2,800	顯著升幅主要由於年內確認濠庭都會第一期的銷售貢獻。
酒店及消閒	50	57	(7)	(12)	減少主要歸因於澳門文華東方酒店去年計入遞延稅項。
投資及其他	2	2	—	—	
總計	400	71	329	463	

流動資金、財務資源及資本架構

於二零零六年十二月三十一日，本集團總資產淨值增至10,737,000,000港元，比去年升百分之二十。現金與流動資金保持強勁穩健。年內經營業務使用之現金淨額為276,000,000港元，其中包括收購澳門南灣物業發展地盤權益而支付的按金500,000,000港元。來自投資業務之現金流入主要為收取聯營公司股息369,000,000港元。融資活動的現金流出主要包括償還貸款420,000,000港元。

現金流量變動分析

(港幣百萬元)	2006	2005	變動
經營業務	(276)	348	(624)
投資業務	341	597	(256)
融資活動	(490)	(998)	508
現金及等同現金之減少淨額	(425)	(53)	(372)

於二零零六年十二月三十一日，本集團銀行結餘及存款合共3,505,000,000港元，較去年年終減少359,000,000港元。

本集團的政策乃安排足夠資金，以作為營運資金及投資項目的所需現金。於二零零六年十二月三十一日，本集團的備用貸款合共8,825,000,000港元，其中7,898,000,000港元尚未提用。年終時尚未償還的貸款合共927,000,000港元。各項借貸的到期日如下：

到期組合

1年內	1－2年	2－5年	超過5年	總額
10%	84%	<1%	6%	100%

根據年終時2,578,000,000港元淨現金盈餘，本集團的資本與負債比率（淨借貸與本公司股東應佔權益之比率）為零（二零零五年：零）。本集團將繼續維持穩健的資本與負債比率，並考慮減少融資成本。

年內，由於購股權的行使而發行15,078,870股新股及回購並註銷694,000股股份。於二零零六年六月，發行94,110,954股股份作為收購建城投資有限公司（建城）的代價。與置地控股有限公司於澳門發展之壹號廣場的合營投資項目中，建城持有百分之五十一權益。於二零零六年十二月三十一日，本集團為此發展項目融資的承擔約為2,260,000,000港元。

本集團資本開支的承擔為859,000,000港元，其中主要與香港國際機場的香港天際萬豪酒店項目有關。

資產抵押

年終時，本集團以賬面總值545,000,000港元（二零零五年：465,000,000港元）的若干資產，作為銀行貸款之抵押品。

或然負債

年終時，本集團並無重大或然負債。

財務風險

本集團採用穩健的財務風險管理政策，所承擔之貨幣及利息風險極低。本集團所籌得之資金是以浮息計算。年終時，本集團的尚未償還借貸中並無以外幣為單位。本集團的主要業務均以港幣交易及記賬，因此外滙波動風險極低。根據本集團核准的財政政策，本集團參與燃料對沖活動，以減低燃料價格波動的風險。本集團之政策乃不參與任何投機性買賣活動。

人力資源

除聯營公司及共同控制企業外，本集團包括附屬公司年終時約有二千四百名僱員。本集團給予僱員優厚的薪酬，並根據個人表現考慮晉升及加薪。本集團經常舉辦員工聯誼活動，以推廣團隊精神。本集團亦鼓勵僱員參加關乎集團業務的培訓課程。

董事會同寅現謹向各股東提呈截至二零零六年十二月三十一日止年度之報告書及已審核財務報表，以供閱覽。

集團業務

本公司主要業務為投資控股。各主要附屬公司、聯營公司及合營投資之業務概列於第一百二十二頁至第一百二十三頁。

本集團於本年度內的主要業務及經營地域分析概列於財務報表附註第三十六項。

集團財務報表

本集團截至二零零六年十二月三十一日止年度之溢利及本公司與本集團截至該日止之財務狀況，概列於第六十二頁至第一百二十三頁之財務報表。本年度之業績評論已包括於第十二頁至第十三頁之主席報告及第十四頁至第三十一頁之業務回顧。

主要附屬公司、聯營公司及合營投資

本公司及本集團之主要附屬公司、聯營公司及合營投資之詳細資料概列於第一百二十二頁至第一百二十三頁。

股息

中期股息每股4.5港仙已於二零零六年十月派發。董事會現建議宣佈派發截至二零零六年十二月三十一日止年度末期股息每股8.0港仙，派予在二零零七年六月十四日已登記在股東名冊上之股東。

物業、機器及設備

本公司及本集團之物業、機器及設備在本年度內之變動概列於財務報表附註第十二項。

物業

本集團之物業及物業權益之詳細資料概列於第三十四頁至第三十七頁。

股本

本公司之股本在本年度內之變動概列於財務報表附註第三十一項。

儲備

本公司及本集團之儲備在本年度內之變動概列於財務報表附註第三十三項。

捐款

本集團在本年度內共捐款164,000港元（二零零五年：1,000港元）作慈善及公益用途。

集團借貸

須於一年內償還之借貸及長期借貸之詳細資料概列於財務報表附註第二十七項及第三十項。

撥作資產成本化之融資成本

本集團於本年度內撥作資產成本化之融資成本為6,944,000港元（二零零五年：260,000港元）。

主要客戶及供應商

本集團之政策規定，所需之任何物料均由數個供應商供應，以免過份依靠單一供應來源。本集團與各主要供應商均保持良好關係，在採購重要物料方面，並沒有遇上任何重大困難。

本年度內，本集團五大客戶佔本集團總營業額百分之三十四，其中最大客戶佔本集團總營業額百分之二十。本集團五大供應商佔本集團總採購額百分之六十四，其中最大供應商佔本集團總採購額百分之三十一。

何鴻燊博士、拿督鄭裕彤博士、莫何婉穎女士、何超瓊女士及岑康權先生擁有本集團五大客戶及供應商之一的澳門旅遊娛樂股份有限公司（澳門娛樂）之實益權益。澳門娛樂為本公司主要股東之一。除以上所披露者外，概無其他董事、彼等之聯繫人士或股東（據董事會所知，該等人士擁有本公司已發行股本超過百分之五）於本年度內持有本集團五大客戶或五大供應商之權益。

董事

本公司現任董事之芳名載於第一頁。

何柱國先生及葉維義先生分別於二零零六年十一月十日及二零零七年一月一日獲委任為獨立非執行董事。謝天賜先生於二零零六年八月二十一日辭任執行董事。關超然先生於二零零七年一月一日辭任獨立非執行董事。

於即將舉行的股東週年常會上，何超鳳女士、蘇樹輝博士及岑康權先生將依據本公司組織章程細則第77條輪席告退。於上年度股東週年常會之後獲委任為本公司董事的何柱國先生及葉維義先生，亦將依據本公司組織章程細則第73條任滿告退。彼等董事皆符合資格，並願意膺選連任。

本公司已收到獨立非執行董事羅保爵士、關超然先生、何厚鏘先生、何柱國先生及葉維義先生的獨立性確認函，並認同他們的獨立性。

企業管治

本公司致力保持最高水平的企業管治常規。本公司採納之企業管治常規概列於第五十六頁至第六十頁之企業管治常規報告書內。

董事在合約及關連交易中之權益

1. 何鴻燊博士、拿督鄭裕彤博士(一企業董事之委任代表)、莫何婉穎女士、何超瓊女士及岑康權先生為澳門娛樂之董事及擁有該公司之實益權益；澳門娛樂為本公司主要股東之一。何鴻燊博士及蘇樹輝博士為澳門博彩股份有限公司(澳博)之董事及擁有該公司之實益權益。澳博為澳門娛樂之附屬公司，並為獲澳門政府授出博彩特許權可於澳門經營賭場的特許營辦商之一。

年內，本集團與澳門娛樂集團之交易如下：

(i) 本集團為澳門娛樂管理其轄下酒店，向澳門娛樂收取費用共25,700,000港元。

(ii) 本公司之非全資附屬公司信德中旅船務投資有限公司(信德中旅船務投資)向澳門娛樂集團購入澳門船務運作所需之燃料為249,000,000港元。信德中旅船務投資的股權分配，由本集團實益佔百分之四十二點六，澳門娛樂實益佔百分之二十八點四，香港中旅國際投資有限公司(中旅國際投資)佔百分之二十九。根據協議，澳門娛樂在澳門外港碼頭為信德中旅船務投資的船舶供應及載入燃料。燃料的成本為燃料的市價加上少許手續費。燃料安排協議自二零零五年一月一日起生效，初步為期三年，訂約各方其後可續約三年，惟其中一方向另一方發出通知終止協議則另作別論。

(iii) 根據信德中旅船務投資及澳門娛樂之間的代理協議(澳門娛樂代理協議)，澳門娛樂擔任信德中旅船務投資的船票銷售代理，因而收取佣金17,500,000港元。此佣金以澳門娛樂作為代理所產生之總售票收入淨額(減去信德中旅船務投資同意就船票作出之任何折扣及優惠，以及就此向任何政府或渡輪碼頭經營者支付之任何稅項、費用或徵費)之百分之五計算。

年內，售予澳門娛樂自用的噴射飛航船票為462,500,000港元。就此等大批購票而授出百分之五至最多百分之十二的折扣(視乎大批購票量而定)，總額為23,000,000港元。

給予澳門娛樂的佣金率和折扣率都在信德中旅船務投資給予其他銷售代理及大批購票者的佣金率和折扣率之範圍內。澳門娛樂代理協議自二零零五年一月一日起生效，初步為期三十六個月，訂約各方其後可續約三十六個月，惟其中一方向另一方發出通知終止協議則另作別論。

(iv) 本集團為澳門娛樂經營及管理其轄下之澳門旅遊塔會展娛樂中心，向澳門娛樂收取費用共8,700,000港元。

2. 於二零零三年三月七日，信德中旅船務投資與新世界第一控股有限公司(新世界第一控股)訂立協議。新世界第一控股為新世界發展有限公司(新世界發展)佔百分之五十的共同控制企業，新世界發展為隆益投資有限公司(隆益)之主要股東之一，而隆益為本公司佔百分之五十一的附屬公司。根據協議條款，信德中旅船務投資及新世界第一控股同意互相合作及協調，透過該等公司的附屬公司及經營者(分別為信德中旅船務投資經營者及新世界第一控股經營者)，提供往來香港與澳門之間之渡輪服務。

其中，協議之條文規定：

(i) 信德中旅船務投資經營者將自行，以及(如新世界第一控股經營者要求)根據船隻委託安排代表新世界第一控股經營者，經營來往港澳碼頭與澳門之間之香港渡輪服務；而新世界第一控股經營者則將自行，以及(如信德中旅船務投資經營者要求)根據船隻委託安排代表信德中旅船務投資經營者，經營來往中港客運碼頭與澳門之間之九龍渡輪服務。若採取上述之船隻委託安排，作出要求的經營者便須支付委託費，包括每張船票30港元之船票處理費；

(ii) 信德中旅船務投資經營者會作出安排，向新世界第一控股經營者轉介欲使用九龍渡輪服務之乘客；而新世界第一控股經營者亦會作出安排，向信德中旅船務投資經營者轉介欲使用香港渡輪服務之乘客。每轉介一名乘客，該轉介經營者可收取10港元；及

(iii) 如有需要，若互相達成滿意之條款，信德中旅船務投資便會向新世界第一控股轉讓船隻。

作為訂立協議之代價，新世界第一控股於協議期間(即由二零零三年三月八日起計五年內)每年向信德中旅船務投資支付30,000,000港元。年內，本集團收取的年費為30,000,000港元。本集團並無收取或支付委託費或轉介費。

3. 年內，香港中國旅行社有限公司(香港中旅)擔任信德中旅船務投資的船票總銷售代理，信德中旅船務投資就此向香港中旅支付佣金32,800,000港元。香港中旅為中旅國際投資之附屬公司，而中旅國際投資為信德中旅船務投資之主要股東之一。

4. 於二零零四年十月一日，本公司之全資附屬公司榮森有限公司(榮森)與信德中旅船務投資訂立一項總銷售代理協議，榮森獲委任為非獨家總銷售代理，以銷售信德中旅船務投資經營之渡輪服務之船票。榮森自行承擔費用以宣傳及推廣信德中旅船務投資經營之渡輪服務。

作為榮森提供銷售代理及業務發展服務之代價，信德中旅船務投資根據市價按月支付佣金，以信德中旅船務投資所有航線收取之總售票收入淨額(減去信德中旅船務投資同意就船票作出之任何折扣及優惠，以及就此向任何政府或渡輪碼頭經營者支付之任何稅項、費用或徵費)之百分之二計算。年內，信德中旅船務投資支付此等佣金為32,800,000港元。

代理協議自二零零四年十月一日起生效，初步為期三十六個月，訂約各方其後可續約三十六個月，惟其中一方向另一方發出通知終止協議則另作別論。

5. 本集團管理位於上環名為信德中心的商業大廈兼商場，因而收取物業管理、租賃代理及行政費用合共14,200,000港元。信德中心有限公司(信德中心公司)為信德中心的業主之一，由何鴻燊博士、澳門娛樂及新世界發展實益擁有。同期，本集團向新世界發展集團支付與管理信德中心相關的顧問費4,800,000港元。

信德中旅船務投資於信德中心港澳碼頭運作，年內因此支付3,600,000港元的租金及有關費用予信德中心公司。

獨立非執行董事確認上文第1項至第5項的持續關連交易：

(a) 屬本集團的日常業務；

(b) 按照一般商務條款進行，或如可供比較的交易不足以判斷該等交易的條款是否一般商務條款，則按照對本集團而言不遜於獨立第三方可取得或提供（視屬何情況而定）的條款進行；及

(c) 根據有關交易的協議條款進行，而交易條款公平合理，並且符合本公司股東的整體利益。

本公司的核數師確認上文第1項至第5項的持續關連交易：

(a) 經由董事會批准；

(b) 若交易涉及由本集團提供貨品或服務，則按照本集團的定價政策而進行；

(c) 乃根據有關交易的協議條款進行；及

(d) 並無超逾先前公告披露的上限。

6. 於二零零六年六月，本公司根據二零零五年九月二十九日訂立的買賣協議，完成收購建城投資有限公司（建城），並向本公司主要股東及董事之一何超瓊女士全資擁有之公司Classic Time Developments Limited (Classic Time)發行94,110,954股普通股作為收購代價。建城之主要資產為基城投資有限公司（基城）的百分之五十一權益。基城間接全資擁有拾富物業股份有限公司（拾富）。拾富擁有現正發展壹號廣場的物業地盤的土地特許權。

7. 於二零零六年六月三十日，本公司之全資附屬公司信德南灣投資有限公司（信德南灣）同意向Sai Wu Investimento Limitada (Sai Wu)支付一筆可退還之按金500,000,000港元，以順延澳門南灣澳門塔毗鄰物業地盤土地發展權的收購完成日至二零零七年六月三十日或之前，而沒有更改於二零零四年十一月十一日信德南灣及Sai Wu訂立之收購協議內的代價或其他條款。Sai Wu的股權分配，由何鴻燊博士實益佔百分之六十，其他獨立第三者佔百分之四十。收購完成時上述按金將用作支付現金代價750,000,000港元的一部份。

8. 本集團曾向與其他關連人士共同持股的公司提供財務資助，而此等財務資助於二零零六年十二月三十一日尚未償還：

   (i) 信德文化廣場有限公司由本集團佔百分之六十，一家由何鴻燊博士擁有實益權益的公司佔百分之四十。所有股東已按各自之持股比例，免息貸款共281,900,000港元。

(ii) Onluck Finance Limited由本集團佔百分之六十四點五六，本公司若干附屬公司的主要股東新鴻基地產發展有限公司佔百分之三十五點四四。所有股東已按各自之持股比例，免息貸款共17,000,000港元。

(iii) 信德娛樂服務股份有限公司由本集團佔百分之八十，澳門娛樂佔百分之二十。所有股東已按各自之持股比例，免息貸款共501,000,000港元。

根據香港聯合交易所有限公司證券上市規則(上市規則)第十四A章，上述交易構成本公司之關連交易，並需要在本公司之年報內披露。

除上述所披露者外，本年內不構成關連交易之重大關連人士交易之詳細資料概列於財務報表附註第三十七項。

除上述交易外，本公司及其附屬公司於本年內或年底時並無簽訂本公司董事直接或間接擁有重大權益之其他重大合約。

董事於競爭業務中之權益

年內，下列董事被視為在下列業務擁有權益，而該等業務直接或間接與本集團的業務構成或可能構成競爭：

何鴻燊博士擁有新濠國際發展有限公司(新濠)、信德中心公司及澳門娛樂之實益權益，該等公司亦參與物業投資、物業發展及／或酒店消閒業。何鴻燊博士為信德中心公司及澳門娛樂之董事，並為新濠之董事，直至二零零六年三月十五日，何鴻燊博士辭任新濠之主席兼執行董事職務。莫何婉穎女士、何超瓊女士及岑康權先生為澳門娛樂之董事。蘇樹輝博士為澳博之董事，該公司亦參與酒店消閒業。

拿督鄭裕彤博士為新世界發展集團、周大福企業有限公司、萬邦投資有限公司、利福國際集團有限公司及信德中心公司之董事，該等公司亦參與物業投資、物業發展、物業管理、運輸服務及／或酒店消閒業。拿督鄭裕彤博士為澳門娛樂一企業董事之委任代表，該公司亦參與物業投資、物業發展及酒店消閒業。

何超瓊女士、何超鳳女士及何超蕸女士為信德中心公司之董事。年內，謝天賜先生辭任信德中心公司之董事，岑康權先生獲委任為信德中心公司之董事。該公司亦參與物業投資。

何超瓊女士為美高梅金殿超濠(香港)有限公司之董事及擁有其實益權益，該公司亦參與酒店消閒業。何超鳳女士為該公司之董事。

上述競爭業務均由個別公司之獨立管理及行政人員負責管理。本公司董事會認為本集團有能力與此等公司各自獨立地按公平基準營運。有關董事於決策時已經並將會繼續履行其作為本公司董事之職責，並按本集團之最佳利益行事。

權益之披露

於二零零六年十二月三十一日,本公司董事於本公司及其聯繫法團(定義見證券及期貨條例第XV部)的股份、相關股份及債券中,擁有記載於本公司按證券及期貨條例第352條須置存之登記冊內的權益或淡倉,或根據上市規則附錄十所載之上市發行人董事進行證券交易的標準守則(標準守則)須知會本公司及香港聯合交易所有限公司的權益或淡倉如下:

a) 董事於本公司的股份及相關股份之權益

董事姓名	權益性質	每股面值0.25港元之普通股 個人權益	(附註)	公司權益	(附註)	概約佔已發行股份總數之百分比 (附註(i))
何鴻燊	於已發行股份之權益	250,936,160		39,021,590	(iii)	13.24%
	於未發行股份之權益	—		148,883,374	(iv)	6.80%
	於相關股份之權益	1,587,300	(ii)	—		0.07%
羅保		—		—		—
關超然		—		—		—
何厚鏘		—		—		—
何柱國		—		—		—
鄭裕彤		—		—		—
莫何婉穎	於已發行股份之權益	323,627		—		0.01%
何超瓊	於已發行股份之權益	15,152,821		191,931,661	(v)	9.45%
	於未發行股份之權益	—		148,883,374	(iv)	6.80%
	於相關股份之權益	30,592,523	(ii)	—		1.40%
何超鳳	於已發行股份之權益	20,367,028		97,820,707	(vi)	5.40%
	於未發行股份之權益	—		148,883,374	(iv)	6.80%
	於相關股份之權益	25,592,523	(ii)	—		1.17%
蘇樹輝	於已發行股份之權益	8,906,250		—		0.41%
	於相關股份之權益	20,157,740	(ii)	—		0.92%
禤永明	於已發行股份之權益	62,500		5,994,849	(vii)	0.28%
	於相關股份之權益	10,078,870	(ii)	—		0.46%
陳偉能	於已發行股份之權益	7,531,250		—		0.34%
	於相關股份之權益	5,078,870	(ii)	—		0.23%
何超蕸	於已發行股份之權益	1,630,435		23,066,918	(viii)	1.13%
	於相關股份之權益	20,157,740	(ii)	—		0.92%
岑康權	於相關股份之權益	5,000,000	(ii)	—		0.23%

附註:

(i) 於二零零六年十二月三十一日,本公司已發行股份總數為2,190,514,064股。

(ii) 代表獲授本公司購股權之相關股份之權益。詳情載於(d)段「購股權」。

(iii) 何鴻燊博士的39,021,590股股份代表Sharikat Investments Limited(SIL)持有之11,446,536股股份、Dareset Limited(DL)持有之24,838,987股股份及Lanceford Company Limited(LCL)持有之2,736,067股股份。SIL、DL及LCL為何鴻燊博士全資擁有。

(iv) 何鴻燊博士、何超瓊女士及何超鳳女士的148,883,374股未發行股份為同一批股份,代表本公司二零零四年十二月十七日之通函所述之收購完成後配發予Alpha Davis Investments Limited (ADIL)之股份。ADIL由Innowell Investments Limited(IIL)佔百分之四十七,Megaprosper Investments Limited(MIL)佔百分之五十三。IIL為何鴻燊博士全資擁有。MIL由何超瓊女士佔百分之五十一,何超鳳女士佔百分之三十九。

(v) *何超瓊女士的191,931,661股股份代表Beeston Profits Limited(BPL)持有之97,820,707股股份及Classic Time Developments Limited (CTDL)持有之94,110,954股股份。BPL及CTDL為何超瓊女士全資擁有。*

(vi) *何超鳳女士的97,820,707股股份為何超鳳女士全資擁有之St. Lukes Investments Limited所持有。*

(vii) *冼永明先生的5,994,849股股份為冼永明先生全資擁有之Enhance Gain Investments Limited所持有。*

(viii) *何超蕸女士的23,066,918股股份為何超蕸女士全資擁有之LionKing Offshore Limited所持有。*

b) 董事於本公司之附屬公司的股份及相關股份之權益

董事姓名	附屬公司名稱	公司權益	權益百分比
何鴻燊	信德文化廣場有限公司	普通股4股	40%

c) 董事於本公司之其他聯繫法團的股份及相關股份之權益

董事姓名	聯繫法團名稱	公司權益	權益百分比
何超瓊	澳門信德國旅汽車客運股份有限公司	750股	15%

以上(a)段至(c)段所披露之權益皆代表本公司或其聯繫法團的好倉股份或相關股份。

除以上所披露者外，於二零零六年十二月三十一日，本公司並無董事或任何彼等之聯繫人士擁有或被視為擁有於本公司或其聯繫法團的任何股份、相關股份或債券中，按證券及期貨條例第352條須記載，或根據標準守則須知會本公司及香港聯合交易所有限公司的任何權益或淡倉。

d) 購股權

於二零零六年十二月三十一日，根據本公司的一九九三年及二零零二年購股權計劃(如下詳述)，授予現任及前任董事及僱員之購股權詳情如下：

承授人	授出日期	行使期	每股股份之行使價	購股權數目 二零零六年一月一日	購股權數目 二零零六年十二月三十一日
董事					
何鴻燊	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	1,587,300	1,587,300
何超瓊	二零零零年一月三日	二零零零年一月三日至二零一零年一月二日	1.15港元	10,434,783	10,434,783
	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	20,157,740	20,157,740
何超鳳	二零零零年一月三日	二零零零年一月三日至二零一零年一月二日	1.15港元	10,434,783	5,434,783
	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	20,157,740	20,157,740
蘇樹輝	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	20,157,740	20,157,740
褔永明	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	10,078,870	10,078,870
陳偉能	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	5,078,870	5,078,870
何超蕸	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	20,157,740	20,157,740
岑康權	二零零四年九月二十二日	二零零四年九月二十二日至二零一四年九月二十一日	4.20港元	5,000,000	5,000,000
前任董事					
謝天賜	二零零四年五月二十五日	二零零四年五月二十五日至二零一四年五月二十四日	3.15港元	10,078,870	—
僱員	二零零四年七月八日	二零零四年七月八日至二零零九年七月七日	3.95港元	918,800	918,800

附註：

(i) 本公司於一九九三年五月十八日採納之購股權計劃(一九九三年購股權計劃)已於二零零二年五月三十一日終止，在此計劃下再無購股權可以授出，惟已授出而未行使的購股權仍然有效並可以按其條款行使。於二零零二年五月三十一日，本公司採納新購股權計劃(二零零二年購股權計劃)。

(ii) 截至二零零六年十二月三十一日止年度內，在一九九三年購股權計劃下授予何超鳳女士的5,000,000股購股權被行使。緊接購股權行使日期前，本公司股份的加權平均收市價為9.30港元。

(iii) 截至二零零六年十二月三十一日止年度內，在二零零二年購股權計劃下授予前任董事謝天賜先生的10,078,870股購股權被行使。緊接購股權行使日期前，本公司股份的加權平均收市價為11.02港元。

(iv) 截至二零零六年十二月三十一日止年度內，並無購股權授出、被註銷或逾期失效。

(v) 除以上所披露者外，於二零零六年十二月三十一日，董事或其配偶或十八歲以下子女概無根據購股權計劃獲授或行使任何權利以認購本公司及其聯繫法團的股本或債務證券。

(vi) 根據上市規則披露有關購股權計劃摘要如下：

	二零零二年購股權計劃	一九九三年購股權計劃
1) 購股權計劃的目的	招攬及保留最優秀的僱員，並提供額外獎勵給參與者以促進本集團之長期財務的成就	作為對僱員的獎勵
2) 購股權計劃的參與者	(a) 本公司或任何關聯公司之任何僱員或任何與業務有關之顧問、經銷商或代表； (b) 任何向本公司或關聯公司提供貨物或服務之人士； (c) 本公司或任何關聯公司之客戶；或 (d) 本公司或任何關聯公司業務上或合營投資之伙伴	合資格的僱員包括執行董事
3) 購股權計劃中可予發行的股份數目及其於二零零六年十二月三十一日佔已發行股本百分率	194,243,391股(8.87%)	不適用
4) 購股權計劃中每名參與者可獲授權益上限	於任何十二個月內： (a) 已發行股本百分之一(主要股東及獨立非執行董事除外) (b) 已發行股本百分之零點一及總額不超過5,000,000港元(對主要股東及獨立非執行董事)	購股權計劃中所涉及的股份總數的百分之二十五

	二零零二年購股權計劃	一九九二年購股權計劃
5) 可根據購股權認購股份的期限	董事會按其酌情權釐定。惟行使期由購股權授出日起計不得超過十年	此期間乃本公司按其酌情權釐定。惟行使期由購股權授出日起計不得超過十年
6) 購股權行使之前必須持有的最短期限	不適用	不適用
7) 申請或接納購股權須付金額及付款或通知付款的期限或償還申請購股權貸款的期限	接納購股權時承授人由給予購股權日起計二十八天內應通知本公司並付1港元為代價	接納購股權時承授人由給予購股權日起計二十一天內應通知本公司並付1港元為代價
8) 行使價的釐定基準	行使價由董事釐定，但不少於下列的較高價： (a) 給予購股權日之收市價； (b) 給予購股權日前五個交易日現有股份之平均收市價；及 (c) 股份面值	行使價由董事釐定，但不少於下列的較高價： (a) 給予購股權日前五個交易日之本公司股份在香港聯合交易所有限公司的平均收市價的百分之八十；及 (b) 股份面值
9) 購股權計劃尚餘的有效期	計劃將繼續生效直至二零一二年五月三十一日	計劃於二零零二年五月三十一日終止

e) 主要股東及其他人士

根據證券及期貨條例第336條之規定而備存的股份權益或淡倉登記冊的記錄，於二零零六年十二月三十一日，除各董事持有上述權益外，下列股東擁有本公司已發行股本百分之五或以上權益：

股東名稱	附註	權益性質	身分	根據第336條登記冊記錄之股份數目	權益百分比
信德船務有限公司(信德船務)及其附屬公司	(ii)	於已發行股份之權益	實益擁有人	308,057,215	14.06%
澳門旅遊娛樂股份有限公司(澳門娛樂)及其附屬公司	(iii)	於已發行股份之權益	實益擁有人	263,667,107	12.04%
Alpha Davis Investments Limited (ADIL)	(iv)	於未發行股份之權益	實益擁有人	148,883,374	6.80%
Innowell Investments Limited (IIL)	(iv)	於未發行股份之權益	受控法團權益	148,883,374	6.80%
Megaprosper Investments Limited (MIL)	(iv)	於未發行股份之權益	受控法團權益	148,883,374	6.80%
Julius Baer Investment Management LLC		於已發行股份之權益	投資經理	150,149,932	6.85%

附註：

(i) 於二零零六年十二月三十一日，本公司已發行股份總數為2,190,514,064股。

(ii) 何鴻燊博士、拿督鄭裕彤博士、何超瓊女士及何超鳳女士為信德船務之董事及擁有該公司之實益權益。莫何婉穎女士擁有信德船務之實益權益。

(iii) 何鴻燊博士、拿督鄭裕彤博士、莫何婉穎女士、何超瓊女士及岑康權先生擁有澳門娛樂之實益權益。何鴻燊博士、拿督鄭裕彤博士(一企業董事之委任代表)、莫何婉穎女士、何超瓊女士及岑康權先生為澳門娛樂之董事。

(iv) ADIL擁有本公司148,883,374股未發行股份之權益，該等股份將於本公司二零零四年十二月十七日之通函所述之收購完成後發行。ADIL由IIL佔百分之四十七，MIL佔百分之五十三。IIL由何鴻燊博士全資擁有。MIL由何超瓊女士佔百分之五十一，何超鳳女士佔百分之三十九，何超蕸女士佔百分之十。因此，如上述所披露，IIL及MIL於本公司之權益與ADIL於本公司之權益重疊。何鴻燊博士為ADIL及IIL之董事，何超瓊女士及何超鳳女士為ADIL、IIL及MIL之董事。

(v) 以上所有披露之權益皆代表本公司的好倉股份。

(vi) 除以上所披露者外，於二零零六年十二月三十一日，並無其他人(本公司董事除外)擁有於本公司的股份或相關股份的任何權益或淡倉而須記錄在根據證券及期貨條例第336條之規定而備存的登記冊上。

為聯屬公司提供財務資助及作出擔保

於二零零六年十二月三十一日，本集團提供予其聯屬公司之財務資助，及為其聯屬公司融資所作出之擔保，合計總額超逾本集團於二零零六年六月三十日之資產總額百分之八。根據上市規則第13.22條之規定，現披露於二零零六年十二月三十一日，聯屬公司之備考合併資產負債表及本集團應佔權益如下：

	備考合併資產負債表 (港幣千元)	本集團應佔權益 (港幣千元)
非流動資產	1,423,179	659,957
流動資產	4,261,343	1,644,799
流動負債	(1,775,937)	(642,648)
非流動負債	(2,030,042)	(729,349)
資產淨值	1,878,543	932,759

聯屬公司之備考合併資產負債表是合併各聯屬公司於二零零六年十二月三十一日的資產負債表後，按資產負債表主要分類項目重組，並作出符合本集團主要會計政策的修改及如財務報表附註第三十五(a)項所披露的公平價值調整而編製。

購買、出售或贖回上市證券

於二零零六年十月，本公司於香港聯合交易所有限公司以總額為6,259,000港元之代價回購694,000股本公司之普通股，每股付出之最高價及最低價分別為9.00港元及8.92港元。回購之普通股已被註銷，因此本公司之已發行股本已按此等被註銷股份之面值減少。進行回購目的為提高本公司之資產淨值及每股盈利，使整體股東受惠。

除以上所披露者外，截至二零零六年十二月三十一日止年度內，本公司及其附屬公司並無購買、出售或贖回本公司之上市證券。

董事認購股份或債券之權利

除上述所載之購股權計劃、將發行予Alpha Davis Investments Limited的股份(如本公司二零零四年十二月十七日之通函所述方式於收購完成時發行，並如本公司二零零五年五月十一日、二零零五年十二月三十日及二零零六年六月三十日之公告所述，收購完成日已順延至二零零七年六月三十日或之前)及已發行予Classic Time Developments Limited的股份(如本董事會報告書內關連交易第6項所披露)外，本公司或其附屬公司於年內並無參與任何安排，以使本公司董事或其配偶或十八歲以下子女因收購本公司或其他法人團體之股份或債券而獲益。

董事之服務合約

於即將舉行之股東週年常會上候選之董事，概無訂立本集團一年內不可在不予賠償(法定賠償除外)的情況下終止之服務合約。

管理合約

本公司在年內並無訂立或保留任何與本公司整體或其主要業務有關之管理及行政合約。

公眾持股量之充足性

根據本公司可從公開途徑取得之資料，並據董事所知，於本年報日期，本公司之已發行股本總額至少百分之二十五乃由公眾人士持有。

業績、資產及負債之概要

本集團於過去五個財政年度之業績、資產及負債之概要載列於第一百二十四頁至第一百二十五頁。

核數師

本年度之財務報表經屈洪疇會計師事務所有限公司審核。即將舉行之股東週年常會中將動議再行聘任屈洪疇會計師事務所有限公司為本公司之核數師。

承董事會命

何鴻燊
集團行政主席

二零零七年四月十六日

本公司董事會(「董事會」)致力奉行符合優質企業管治標準及程序之原則。此報告旨在説明本公司於遵守企業管治常規守則(「守則」)內各項原則及條文方面之情況。

有關企業管治政策及遵守守則條文之董事聲明

香港聯合交易所有限公司證券上市規則(「上市規則」)要求所有上市公司須就本身對守則內各項原則應用方面作出報告,確認遵守守則條文,並在出現違反情況下提供解釋。本公司致力維持高水平之企業管治。企業管治要求不斷改變,因此董事會定時檢討公司管治常規以確保符合股東的期望及日趨嚴謹的法規要求。董事認為,本公司於截至二零零六年十二月三十一日止年度期間,已應用所有原則並遵守守則內的有關條文。

董事會之組成及常規

優質管治之首要原則乃要求公司具有一個高成效之董事會,為公司之成功群策群力。董事會同時負責制訂公司之價值和方針,以提升股東價值為目標。非執行董事專責監管公司發展,同時監察管理層表現,並就業務重要問題上提出意見。董事會認為本身已符合上述要求。

上市規則要求每家上市發行人在董事會內執行與非執行董事之比例上有所平衡,以防出現有個別人士或小組操控董事會決策。於二零零六年十二月三十一日,董事會共有十四位成員,包括一位集團行政主席(「主席」)、一位董事總經理、一位副董事總經理、五位執行董事,以及六位非執行董事,當中四位為獨立非執行董事。年內董事會之組成變動已載於本年報「董事會報告書」內。董事會在執行與非執行董事數目方面有良好平衡,並擁有多元化的專業知識令股東利益進一步得以提升。獨立非執行董事擁有豐富經驗及個人專長,以維護公司全體股東之利益,同時令關鍵性及影響公司成功發展之重要議題,充分得到董事會獨立及客觀之考慮。董事會各成員之個人簡歷及各成員之間的關係已載於本年報「管理層簡介」內。

根據上市規則,本公司已收到各獨立非執行董事提交有關其獨立性之確認書。每位獨立非執行董事均於二零零六年十二月三十一日再次向本公司確認其獨立性,而本公司亦對此感到滿意。

根據本公司之組織章程,公司全體董事(包括非執行董事,其指定任期為三年),至少每三年輪值告退一次。新委任之董事須於其委任後首次舉行之股東週年常會上重選。須於即將舉行之股東週年常會上告退及重選之董事已載於本年報「董事會報告書」內。

守則要求公司就聘請新董事加入董事會方面訂立一個正式及透明之機制,同時建議成立一個提名委員會。本公司如部份上市公司般並未成立提名委員會,但董事會相信本身有足夠措施確保以客觀標準任人唯賢。董事會共同負責委任新董事以填補空缺或成為新董事會成員。本公司將不時檢討董事會之架構、規模及組合,以確保董事會具備均衡之技能與專業知識,有效地領導本公司。候選人皆為具有豐富經驗及有才幹的人士,符合上市規則第3.08及3.09條所載的標準。獨立非執行董事候選人必須符合上市規則第3.13條所列出之獨立性準則。

為確保董事會能有效運作及履行其職責，董事會成員均能掌握全面及最新之有關資訊，並在董事會會議各項議題上獲得簡報。擬定議程之工作由公司秘書負責，每位董事亦可要求在議程內加入商討事項。相關分析及背境等資料均會在會議召開前不少於三天送交全體董事，確保董事具備充分資料在董事會會議上作出決定。董事會成員均可聯絡公司秘書，而公司秘書負責通知各董事企業管治方面事宜及監管方面之變化，以確保董事會各項程序皆符合守則及其他法定要求。董事會在履行職責方面已獲足夠資源，及如有需要時，個別董事可就特別議題外聘顧問以取得專業意見，有關支出會由公司承擔。若任何董事在董事會將予考慮的事項中存有利益衝突，該事項會在董事會會議上處理。按本公司慣例，涉及對董事會議案有重大利益之董事均會放棄投票權，且不會計入該董事會會議出席的法定人數內。

一個開放的會議氣氛可鼓勵董事在會上提出不同意見，任何重大決定皆經過董事會全面詳細討論。董事會會議及委員會會議之內容均有詳細紀錄，在會議紀錄獲正式通過前，初稿會先傳閱各董事及委員會成員給予意見。董事會會議及委員會會議之紀錄均由公司秘書保管，並供各董事隨時查閱。每位新委任董事在履行其職責時，均會在業務運作及公司常規等主要問題上先獲簡報。新委任董事於就任時將獲提供詳盡資料，列明在上市規則、相關法例及香港有關監管要求下董事之職責和責任。公司同時鼓勵其董事參加專業進修課程，務求董事能持續提升有關技能。

主席與兩位董事總經理之職務彼此獨立並有清晰界定。主席主要負責領導董事會，而兩位董事總經理則須負責公司整體之表現，彼此在各自責任上保持清楚之劃分。

由何鴻燊博士領導之董事會，負責監察公司的策略發展，同時在追求公司策略目標上制訂適當的風險管理政策，以及詳細檢討營運及財務方面之表現。

管理層須就日常營運向董事會負責。董事總經理及副董事總經理，聯同其他執行董事及執行管理專責小組，負責(i)管理公司各項業務；(ii)制訂政策供董事會考慮；(iii)落實執行董事會採納之策略；(iv)就策略計劃、營運計劃、重大項目及業務方案等提出建議；及(v)就公司營運向董事會負全責。董事定時與公司、附屬公司及聯營公司之管理高層進行會議，共同商討營運情況，以及檢討財務表現。

年內董事會共舉行六次全體會議，會議次數會因應情況需要而增加。所有董事均全力及積極參與董事會事務。董事於董事會及委員會各會議之出席率如下：

[illegible]	董事會會議	審核委員會會議	薪酬委員會會議
	[illegible]		
集團行政主席			
何鴻燊	5/6		
非執行董事			
鄭裕彤	4/6		
莫何婉穎	6/6	2/2	
獨立非執行董事			
羅保	6/6	2/2	2/2
關超然 *(於二零零七年一月一日辭任)*	4/6	2/2	1/2
何厚鏘	6/6	2/2	2/2
何柱國 *(於二零零六年十一月十日委任)*	1/1		1/1
董事總經理			
何超瓊	6/6		1/2
副董事總經理			
何超鳳	6/6		2/2
執行董事			
蘇樹輝	4/6		
禤永明	4/6		
謝天賜 *(於二零零六年八月二十一日辭任)*	4/4		
陳偉能	5/6		
何超蕸	6/6		
岑康權	6/6		

證券交易標準守則

本公司已採納上市規則附錄十所載之上市發行人董事進行證券交易的標準守則(「標準守則」)作為其操守守則。根據本公司向各董事之個別查詢，全體董事皆已確認於截至二零零六年十二月三十一日止年度內完全遵守有關標準守則。

董事委員會

董事會已成立了多個董事委員會以協助履行其責任。

薪酬委員會

薪酬委員會主要職責為就各執行董事及管理高層之表現、聘用、薪酬及獎勵方面向董事會提出建議，並在諮詢集團主席及董事總經理後制訂整體薪酬政策，以及批核高層人員之薪酬。董事薪酬，包括基本薪金及表現花紅，乃根據個別董事之職能、知識及對公司事務之參與程度，同時參照公司業績表現、盈利情況、同業薪酬水平及市場環境而釐定。薪酬委員會之職權範圍已獲董事會通過。所有董事均不會參與任何有關其個人薪酬方面之制定。

於二零零六年十二月三十一日，薪酬委員會成員包括：羅保爵士、關超然先生(於二零零七年一月一日辭任)、何柱國先生(於二零零六年十一月十日委任)及何厚鏘先生(三位獨立非執行董事)、何超瓊女士(董事總經理)及何超鳳女士(副董事總經理)，薪酬委員會主席由何超瓊女士擔任。葉維義先生(獨立非執行董事*)於二零零七年一月一日委任為薪酬委員會成員。委員會會議每年最少舉行一次，次數會按需要而增加。董事於公司股份之權益及好、

淡倉，及董事在合約中之權益，均已列於本年報「董事會報告書」內。董事酬金已列於本年報「財務報表附註」內。

* *葉維義先生於二零零七年一月一日獲委任為獨立非執行董事。*

執行委員會

為確保董事會能更有效運作，執行委員會已成立，負責提供策略性目標、公司方針、優先決策及日常營運方面之建議。執行委員會五位成員包括：何超瓊女士（董事總經理）、何超鳳女士（副董事總經理）及三位執行董事（彌永明先生、何超蕸女士及岑康權先生），執行委員會主席由何超瓊女士擔任。在報告期間並無規定會議召開之最少次數。

審核委員會

審核委員會之主要職責包括審閱財務報表、檢討內部監控系統、風險管理及核數程序是否有效及客觀。

於二零零六年十二月三十一日，審核委員會成員包括：羅保爵士、關超然先生（於二零零七年一月一日辭任）及何厚鏘先生（獨立非執行董事），以及莫何婉穎女士（非執行董事）。年內，關超然先生乃審核委員會之主席，截至二零零六年十二月三十一日止。關超然先生辭任後，何厚鏘先生接任為審核委員會之主席以及葉維義先生（獨立非執行董事）於二零零七年一月一日獲委任為審核委員會成員。年內董事會曾檢討審核委員會之組成成員，認為其成員整體上具備充足和合適之財務經驗以履行其職能和責任。

審核委員會每年最少舉行兩次會議，在本報告期間亦無例外。年內，審核委員會在向董事會提呈中期及全年財務報表之前先審閱該等報表，特別是具判斷性之內容；並審閱內部審核計劃、結果及管理層之回覆。委員會亦負責審批每年審核與非審核服務之費用。截至二零零六年十二月三十一日止年度內，本公司及其附屬公司之法定審核費用約為港幣四百一十萬元，另外其他服務費用約港幣一百四十萬元。非法定審核服務主要包括中期審閱、税務及其他服務。

問責及審核

董事會負責監督公司財務報表之編製，同時亦關注就公司財務狀況及前景方面作出平衡及清晰之評估。董事會認為本身已履行在這方面之職責。

董事於編製截至二零零六年十二月三十一日止年度之賬目時，已選定並貫徹應用適當之會計政策，配合審慎和合理之判斷和估計，在持續經營之基礎下編製賬目。公司並按照上市規則所訂下之適當時間內公佈中期及全年業績。

本公司核數師在財務報表的報告責任上之聲明，已列於本年報「獨立核數師報告」內。

內部監控

董事會有責任確保一套完善及有效之內部監控系統，在設計上有助：(i)保障股東權益；(ii)防止本公司及其附屬公司資產被濫用；(iii)確保維持準確之會計紀錄以提供可靠之財務資料；及(iv)確保遵守有關法例與規則。內部監察系統目的是限制公司風險達至可接受程度，而非消除所有風險。因此，該系統只能合理而非絕對地保證財務資料將不包含重大錯誤陳述，以及公司將不存在財務損失或詐騙。

董事會為了提供有效的內部監控而採取的主要措施包括：(i)一個經清楚界定責任與權力界限之管治架構；(ii)一個能提供充份資訊流通的組織架構以便作出決策管理；(iii)恰當的預算及管理會計監控以確保有效地分配資源及提供最新

的財務及營運表現指標以便管理商業活動；(iv)有效的財務報告監控以確保完整、準確並及時的會計紀錄及管理資訊；及(v)透過審核委員會的審閱以確保有適當的、有效地運作及執行的內部監控政策。

董事會繼續透過審核委員會，審閱公司內部監控系統的成效，包括財務、營運、符規及風險管理監控。審閱程序包括(i)內部審計部評估內部監控；(ii)營運管理人員確保維持監控；及(iii)外聘核數師進行法定審核時發現之監控問題。

內部審計部在職能上隸屬於審核委員會並可在不受限制之情況下接觸任何本公司及其附屬公司的文件及人員。為了確保能有系統地涵蓋所有可審計的範圍及有效分配資源，內部審計部採用了風險評估法以編製一個四年的策略性審計計劃，此策略性審計計劃將會每年作出修訂以反映本公司架構的變動和新的商業發展，並提呈予審核委員會作考慮。此外亦就審核委員會及管理層確認需要關注的事情上作特別審閱。

內部審計部檢討內部監控的方法，是通過評估監控環境、對關鍵程序作出風險評估、評估關鍵監控是否足夠及以抽樣檢查關鍵監控的運作。另外各主要營運程序的管理人員亦需參照Committee of Sponsoring Organisations of the Treadway Commission的指引以檢討其監控框架及確定其內部監控按照計劃運作。內部審計部會於每次審計後發出審計報告提出監控不足之處。

內部審計部每季向審核委員會報告內部監控評估的結果並跟進因應監控不足而實施之措施。另外，內部審計部經理每年出席審核委員會會議兩次，並滙報該年策略性審計計劃進展及簡報主要監控不足之處。

就本年度而言，董事會認為本公司及其附屬公司的內部監控系統足夠且有效，本公司已遵守守則內有關內部監控之條文。

積極發展投資者關係

守則要求公司與股東之間保持溝通。董事會須整體負責落實充分的溝通渠道。中期報告與年報之發佈乃本公司與股東之間最基本之溝通渠道。本公司之股票註冊辦事處就一切股票登記事宜為股東提供服務。本公司之股東週年常會進一步為投資者提供機會與董事會直接交換意見。

本公司繼續透過參與機構股東和研究分析員的定期會議，積極促進投資者關係。本公司的投資關係部與投資團體保持開放和雙向的溝通模式。為確保投資者明白本公司之政策、運作及管理，管理層亦積極參與投資者關係活動。本公司曾參與個別投資者會議、巡迴路演、投資論壇及由不同投資銀行舉辦的國際路演。

為了提升企業通訊，股東常會每一項獨立之議題，包括選舉個別董事，均以獨立決議案方式提出。投票表決之程序細則，以及股東要求投票表決之權利在通函內列出並連同年報一併寄予各股東。通函內容同時包括建議決議案之有關詳情，包括每位重選候選人之個別履歷及其獨立性。

展望

本公司將繼續經常檢討本身之企業管治常規，亦將致力採取必須及適當的行動，以確保符合守則條文所要求之常規及標準。

致信德集團有限公司股東
(於香港註冊成立的有限公司)

本核數師(以下簡稱「我們」)已審核列載於第六十二頁至第一百二十三頁信德集團有限公司的綜合財務報表，包括於二零零六年十二月三十一日的綜合及公司資產負債表與截至該日止年度的綜合損益表、綜合權益變動表和綜合現金流量表，以及主要會計政策概要及其他附註解釋。

董事就財務報表須承擔的責任

貴公司董事須負責根據香港會計師公會頒佈的香港財務報告準則及香港公司條例編製及真實而公平地列報本財務報表。這責任包括設計、實施及維護與編製及真實而公平地列報財務報表相關的內部控制，以使財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述；選擇和應用適當的會計政策；及按情況下作出合理的會計估計。

核數師的責任

我們的責任是根據我們的審核對本財務報表作出意見。我們按照香港公司條例第141條僅向整體股東報告，除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

我們已根據香港會計師公會頒佈的香港審計準則進行審核。這些準則要求我們遵守道德規範，並規劃及執行審核，以合理確定本財務報表是否不存有任何重大錯誤陳述。

審核涉及執行程序以獲取有關財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致財務報表存有重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編製及真實而公平地列報財務報表相關的內部控制，以設計適當的審核程序，但並非為對公司的內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性，以及評價財務報表的整體列報方式。

我們相信，我們所獲得的審核憑證是充足和適當地為我們的審核意見提供基礎。

意見

我們認為，本綜合財務報表已根據香港財務報告準則真實而公平地反映　貴公司及　貴集團於二零零六年十二月三十一日的事務狀況及截至該日止年度　貴集團的溢利及現金流量，並已按照香港公司條例妥為編製。

H. Watt & Co. Ltd.

屈洪疇會計師事務所有限公司
香港執業會計師
香港中環皇后大道中十八號新世界大廈一九零三室

崔志雄會計師
執業證書號碼P599
二零零七年四月十六日

綜合損益表

截至十二月三十一日止年度

	附註	2006 （港幣千元）	（重新列賬） 2005 （港幣千元）
營業額	四	**2,508,804**	2,489,018
其他收益	四	**263,192**	152,211
其他收入	五	**34,395**	3,623
		2,806,391	2,644,852
出售或消耗存貨成本		**(670,283)**	(740,272)
員工開支		**(601,370)**	(529,599)
折舊及攤銷		**(136,758)**	(132,634)
其他成本		**(878,975)**	(769,013)
投資物業公平價值之變動		**62,065**	134,483
經營溢利	六	**581,070**	607,817
於收購資產之公平價值淨額的權益 超過收購附屬公司成本之數額	三十五(a)	**22,689**	—
融資成本	八	**(47,866)**	(33,725)
所佔聯營公司業績		**400,513**	71,605
所佔共同控制企業業績		**(17,598)**	(1,438)
除税前溢利		**938,808**	644,259
税項	九(a)	**(56,831)**	(63,266)
除税後溢利		**881,977**	580,993
應佔：			
本公司股東		**663,916**	364,390
少數股東權益		**218,061**	216,603
		881,977	580,993
股息	十	**278,534**	146,142
每股盈利（港仙）	十一		
一基本		**31.0**	17.5
一攤薄後		**29.7**	16.8

綜合資產負債表

於十二月三十一日

	附註	2006 (港幣千元)	2005 (港幣千元)
非流動資產			
物業、機器及設備	十二	**972,843**	936,855
投資物業	十三	**2,988,264**	2,912,255
租賃土地	十四	**598,188**	601,782
聯營公司	十六	**210,770**	196,955
共同控制企業	十七	**962,186**	14,553
無形資產	十八	**4,328**	2,275
可出售投資	十九	**1,279,770**	1,057,684
應收按揭貸款	二十	**82,158**	283,099
遞延稅項資產	九(c)	**16,237**	11,285
其他非流動資產	二十一	**803,649**	370,951
		7,918,393	6,387,694
流動資產			
發展中物業	二十二	**1,071,824**	1,026,554
存貨	二十三	**224,346**	235,674
貿易及其他應收賬款及已付按金	二十四	**870,417**	303,049
可出售投資	十九	**25,260**	29,038
衍生財務工具	二十五	**—**	5,363
可收回稅項		**2,779**	4,169
銀行存款、現金及銀行結餘	二十六	**3,427,514**	3,864,250
		5,622,140	5,468,097
流動負債			
銀行借貸	二十七	**91,742**	166,995
貿易及其他應付賬款	二十八	**634,005**	519,243
衍生財務工具	二十五	**26,141**	—
僱員福利準備	二十九	**27,654**	28,222
應付稅項		**34,432**	65,211
		813,974	779,671
流動資產淨值		**4,808,166**	4,688,426
資產總值減流動負債		**12,726,559**	11,076,120

	附註	2006 (港幣千元)	2005 (港幣千元)
非流動負債			
銀行借貸	二十七	**834,982**	849,724
遞延税項負債	九(c)	**180,490**	158,412
少數股東貸款	三十	**974,314**	1,104,858
		1,989,786	2,112,994
資產淨值		**10,736,773**	8,963,126
權益			
股本	三十一	**547,628**	520,505
儲備	三十三	**8,030,269**	6,530,298
擬派股息		**175,241**	93,691
本公司股東應佔權益		**8,753,138**	7,144,494
少數股東權益		**1,983,635**	1,818,632
權益總值		**10,736,773**	8,963,126



何鴻燊
董事



鄭裕彤
董事

資產負債表

於十二月三十一日

	附註	2006 (港幣千元)	2005 (港幣千元)
非流動資產			
物業、機器及設備	十二	1,228	1,047
附屬公司	十五	20,700	20,100
聯營公司	十六	250	250
共同控制企業	十七	7,803	7,803
可出售投資	十九	234,723	234,723
其他非流動資產	二十一	5,677,931	3,562,720
		5,942,635	3,826,643
流動資產			
應收賬款、按金及預付款	二十四	10,631	60,966
銀行存款、現金及銀行結餘	二十六	1,738,870	2,596,287
		1,749,501	2,657,253
流動負債			
應付賬款、按金及應計費用	二十八	1,072,652	1,055,966
僱員福利準備	二十九	7,338	7,642
		1,079,990	1,063,608
流動資產淨值		669,511	1,593,64
資產淨值		6,612,146	5,420,28
權益			
股本	三十一	547,628	520,50
儲備	三十三	5,889,277	4,806,09
擬派股息		175,241	93,69
權益總值		6,612,146	5,420,28

何鴻燊
董事

鄭裕彤
董事

綜合權益變動表

截至二零零六年十二月三十一日止年度

	本公司股東應佔權益											
	股本 (港幣千元)	股份溢價賬 (港幣千元)	資本贖回儲備賬 (港幣千元)	法定儲備賬 (港幣千元)	投資重估價值儲備賬 (港幣千元)	對沖儲備賬 (港幣千元)	滙兑儲備賬 (港幣千元)	損益賬 (港幣千元)	擬派股息 (港幣千元)	總值 (港幣千元)	少數股東權益 (港幣千元)	權益總值 (港幣千元)
二零零六年一月一日	520,505	4,095,965	5,771	7,548	14,552	1,885	5,389	2,399,188	93,691	7,144,494	1,818,632	8,963,126
公平價值之變動	—	—	—	—	163,497	(15,196)	—	—	—	148,301	(20,475)	127,826
停止確認可出售投資之減額	—	—	—	—	(10,918)	—	—	—	—	(10,918)	—	(10,918)
停止確認衍生財務工具之減額	—	—	—	—	—	5,133	—	—	—	5,133	6,917	12,050
本年度計入的遞延税項	—	—	—	—	—	1,761	—	—	—	1,761	2,372	4,133
折算兑換差額	—	—	—	—	—	—	6,335	—	—	6,335	4,216	10,551
權益中直接確認之收入及支出	—	—	—	—	152,579	(8,302)	6,335	—	—	150,612	(6,970)	143,642
本年度溢利	—	—	—	—	—	—	—	663,916	—	663,916	218,061	881,977
本年度確認之收入及支出總額	—	—	—	—	152,579	(8,302)	6,335	663,916	—	814,528	211,091	1,025,619
因收購附屬公司而發行股份	23,528	936,404	—	—	—	—	—	—	—	959,932	—	959,932
行使購股權	3,769	33,729	—	—	—	—	—	—	—	37,498	—	37,498
發行股份之費用	—	(71)	—	—	—	—	—	—	—	(71)	—	(71)
回購股份	(174)	—	174	—	—	—	—	(6,236)	—	(6,236)	—	(6,236)
回購股份之費用	—	—	—	—	—	—	—	(23)	—	(23)	—	(23)
轉移	—	—	—	1,357	—	—	—	(1,357)	—	—	—	—
視作出售附屬公司部份權益	—	—	—	—	—	—	—	—	—	—	3	3
少數股東之股息	—	—	—	—	—	—	—	—	—	—	(46,091)	(46,091)
因行使購股權及收購附屬公司而發行之股份之二零零五年末期股息	—	—	—	—	—	—	—	(4,689)	4,689	—	—	—
二零零五年末期股息	—	—	—	—	—	—	—	—	(98,380)	(98,380)	—	(98,380)
二零零六年中期股息	—	—	—	—	—	—	—	(98,604)	—	(98,604)	—	(98,604)
二零零六年末期股息	—	—	—	—	—	—	—	(175,241)	175,241	—	—	—
	27,123	970,062	174	1,357	152,579	(8,302)	6,335	377,766	81,550	1,608,644	165,003	1,773,647
二零零六年十二月三十一日	547,628	5,066,027	5,945	8,905	167,131	(6,417)	11,724	2,776,954	175,241	8,753,138	1,983,635	10,736,773

	本公司股東應佔權益											
	股本 (港幣千元)	股份溢價賬 (港幣千元)	資本贖回儲備賬 (港幣千元)	法定儲備賬 (港幣千元)	投資重估價值儲備賬 (港幣千元)	對沖儲備賬 (港幣千元)	滙兌儲備賬 (港幣千元)	損益賬 (港幣千元)	擬派股息 (港幣千元)	總值 (港幣千元)	少數股東權益 (港幣千元)	權益總值 (港幣千元)
二零零五年一月一日	520,007	4,081,491	5,019	21	—	(1,608)	1,352	2,207,206	135,202	6,948,690	1,647,701	8,596,391
公平價值之變動	—	—	—	—	14,648	17,679	—	—	—	32,327	23,820	56,147
停止確認可出售投資之減額	—	—	—	—	(96)	—	—	—	—	(96)	—	(96)
停止確認衍生財務工具之減額	—	—	—	—	—	(13,445)	—	—	—	(13,445)	(18,116)	(31,561)
本年度扣除的遞延稅項	—	—	—	—	—	(741)	—	—	—	(741)	(998)	(1,739)
折算兌換差額	—	—	—	—	—	—	4,037	—	—	4,037	2,691	6,728
所佔聯營公司之儲備	—	—	—	7,273	—	—	—	(6,358)	—	915	—	915
權益中直接確認之收入及支出	—	—	—	7,273	14,552	3,493	4,037	(6,358)	—	22,997	7,397	30,394
本年度溢利	—	—	—	—	—	—	—	364,390	—	364,390	216,603	580,993
本年度確認之收入及支出總額	—	—	—	7,273	14,552	3,493	4,037	358,032	—	387,387	224,000	611,387
行使購股權	1,250	14,500	—	—	—	—	—	—	—	15,750	—	15,750
發行股份之費用	—	(26)	—	—	—	—	—	—	—	(26)	—	(26)
回購股份	(752)	—	752	—	—	—	—	(19,578)	—	(19,578)	—	(19,578)
回購股份之費用	—	—	—	—	—	—	—	(76)	—	(76)	—	(76)
轉移	—	—	—	254	—	—	—	(254)	—	—	—	—
視作出售附屬公司部份權益	—	—	—	—	—	—	—	—	—	—	1	1
少數股東之股息	—	—	—	—	—	—	—	—	—	—	(53,070)	(53,070)
因行使購股權而發行之股份之 二零零四年末期股息	—	—	—	—	—	—	—	(325)	325	—	—	—
二零零四年末期股息	—	—	—	—	—	—	—	—	(135,527)	(135,527)	—	(135,527)
二零零五年中期股息	—	—	—	—	—	—	—	(52,126)	—	(52,126)	—	(52,126)
二零零五年末期股息	—	—	—	—	—	—	—	(93,691)	93,691	—	—	—
	498	14,474	752	7,527	14,552	3,493	4,037	191,982	(41,511)	195,804	170,931	366,735
二零零五年十二月三十一日	520,505	4,095,965	5,771	7,548	14,552	1,885	5,389	2,399,188	93,691	7,144,494	1,818,632	8,963,126

綜合現金流量表

截至十二月三十一日止年度

	2006 (港幣千元)	2005 (港幣千元)
經營業務		
除税前溢利	**938,808**	644,259
調整：		
折舊及攤銷	**136,758**	132,634
融資成本	**47,866**	33,725
利息收入	**(166,810)**	(117,004)
投資股息收入	**(113,107)**	(96,067)
所佔聯營公司業績	**(400,513)**	(71,605)
所佔共同控制企業業績	**17,598**	1,438
出售物業、機器及設備之(溢利)／虧損	**(27,243)**	1,472
出售聯營公司權益之溢利	**—**	(242)
於收購資產之公平價值淨額的權益超過收購附屬公司成本之數額	**(22,689)**	—
投資及其他財務工具之盈利	**(12,044)**	(1,401)
商譽減值虧損	**2,275**	—
投資物業公平價值之變動	**(62,065)**	(134,483)
營運資本變動前之經營溢利	**338,834**	392,726
發展中物業及物業存貨之(增加)／減少，撥作資產成本化之淨融資成本除外	**(17,636)**	110,710
其他存貨之增加	**(15,040)**	(11,369)
應收賬款、按金及預付款之增加	**(359,475)**	(59,101)
應付賬款、按金及應計費用之減少	**(155,913)**	(33,039)
僱員福利準備之(減少)／增加	**(568)**	282
經營業務(使用)／產生之現金	**(209,798)**	400,209
已付所得税款總額	**(66,094)**	(52,154)
經營業務(使用)／所得之現金淨額	**(275,892)**	348,055

	附註	2006 (港幣千元)	2005 (港幣千元)
投資業務			
購買物業、機器及設備		(91,526)	(133,010
購買投資物業		—	(13,761
支付地價		(10,100)	—
購買無形資產		(4,417)	—
支付發展中物業之成本及開支，撥作資產成本化之淨融資成本除外		(71,446)	—
借予聯營公司之款項		—	(35,000
聯營公司償還之款項		33,015	8,067
注入共同控制企業之資本		(11)	(1,800
共同控制企業退還之資本		326	—
借予共同控制企業之款項		(168,595)	(2,610
收購投資及其他財務工具		(133,630)	(218,567
投資公司之借款		55,232	60,543
本集團收購附屬公司權益前借予公司之款項		(151,981)	—
償還之按揭貸款		218,270	697,579
收購附屬公司權益	三十四(a)	584	(2,200
收購聯營公司權益		(12)	(2,800
視作出售附屬公司部份權益所得款項		3	1
出售聯營公司所得款項		—	560
出售或贖回投資及其他財務工具所得款項		91,208	52,500
出售物業、機器及設備所得款項		31,520	55
超過一年及嵌入衍生工具之銀行存款之增加		(77,790)	—
超過三個月之銀行存款之減少		—	750
已收利息		197,399	129,563
已收投資之股息		53,168	35,524
已收聯營公司之股息		369,393	21,977
投資業務所得之現金淨額		340,610	597,371
融資活動			
新借入款項		197,758	527,856
償還貸款		(419,563)	(1,114,674
發行股份所得款項		37,498	15,750
已付發行股份之費用		(71)	(26
回購股份		(6,236)	(19,578
已付回購股份之費用		(23)	(76
已付利息		(56,860)	(176,902
已派股東股息		(196,777)	(187,571
已派少數股東股息		(46,091)	(42,630
融資活動使用之現金淨額		(490,365)	(997,851
現金及等同現金之減少淨額		(425,647)	(52,425
外幣滙率變動之影響		590	455
一月一日之現金及等同現金		3,877,831	3,929,801
十二月三十一日之現金及等同現金	三十四(b)	3,452,774	3,877,831

附註一　合規聲明

此財務報表已根據香港會計師公會頒佈的香港財務報告準則(HKFRS，此統稱亦包括所有香港會計準則(HKAS)及詮釋)、香港公認的會計原則、香港公司條例及香港聯合交易所有限公司證券上市規則的披露規定編製而成。

附註二　主要會計政策

a) 編製基準

此財務報表以歷史成本會計法編製，並按重估投資物業和若干財務資產及負債之公平價值作出修訂。

本集團已採納以下香港財務報告準則的修訂，該等修訂與本集團業務有關，並由二零零六年一月一日或以後開始之會計期間生效：

HKAS 1、HKAS 27及HKFRS 3（修訂）	財務報表之呈報，綜合及獨立財務報表及企業合併 一因香港二零零五年公司(修訂)條例而作出修訂
HKAS 21(修訂)	外幣滙率變動之影響 一於海外營運的投資淨額
HKAS 39(修訂)	財務工具：確認及計量 一公平價值法的選擇
HKAS 39及HKFRS 4(修訂)	財務工具：確認及計量及保險合約 一財務擔保合約

此外，香港二零零五年公司(修訂)條例已於二零零五年十二月一日生效，並於二零零六年一月一日開始之會計期間首次適用於本集團的財務報表。

採納經修訂香港財務報告準則及應用香港二零零五年公司(修訂)條例對本財務報表之影響概列於財務報表附註第三(a)項。

b) 綜合基準

綜合財務報表包括本公司及其所有附屬公司截至每年十二月三十一日止經審核之財務報表。附屬公司之業績由收購日(即本集團取得控制權之日期)起綜合計算，直至此等控制權停止之日期。本集團內公司之間的重大交易及結餘均於綜合過程中對銷。

少數股東權益指外界股東於本公司附屬公司業績及資產淨值所佔之權益。

c) 商譽

收購附屬公司、聯營公司及共同控制企業產生的商譽先按成本計量，即收購成本超過本集團收購之可分辨資產、負債及或然負債之公平價值淨額之數額。收購附屬公司所產生之商譽於綜合資產負債表內確認為資產，至於聯營公司及共同控制企業，商譽計入其賬面值內，而非在綜合資產負債表列為分開辨別的資產。

於初次確認後，商譽按成本減任何累積減值虧損計量。商譽會於每年作減值評估，或當某些事情或情況轉變而顯示其賬面值可能減值則會較頻密作減值評估。商譽會被分配至產生現金單位以作減值評估。

於收購附屬公司、聯營公司及共同控制企業時，如本集團在收購日確認於被收購公司的可分辨資產、負債及或然負債之公平價值淨額的權益超過收購成本，本集團須重新評估該公司的可分辨資產、負債及或然負債之辨別及計量和收購成本的計量，並且於重新評估後即時在綜合損益賬確認超出餘額。

出售產生現金單位、聯營公司及共同控制企業時，任何相關之收購商譽於計算出售之溢利或虧損時包括在內。

d) 附屬公司

附屬公司之業績按已收及應收股息計入本公司的賬目。本公司之資產負債表內，於附屬公司之權益按成本減任何累積減值虧損列賬。

e) 聯營公司

聯營公司乃採用權益會計法計入綜合財務報表。聯營公司初時按成本列賬，其後按本集團所佔聯營公司之收購後資產淨值之變動減任何累積減值虧損作出調整。本集團所佔聯營公司之收購後業績及儲備分別確認在綜合損益賬及綜合儲備內。

本集團與其聯營公司進行交易時，除非未變現虧損顯示所轉讓資產減值外，未變現溢利和虧損均予以對銷，惟數額以本集團於有關聯營公司之權益為限。

聯營公司之業績按已收及應收股息計入本公司的賬目。本公司之資產負債表內，於聯營公司之權益按成本減任何累積減值虧損列賬。

附註二 主要會計政策(續)

f) 合營投資

合營投資為一合約安排，據此本集團與其他合營者從事經濟活動，該項活動由各合營者共同控制，即在策略性財務及營運決策上，各方須取得一致同意。

(i) 共同控制企業

共同控制企業指成立獨立企業為合營投資，而本集團與其他合營者均持有其權益，並根據合約安排對其作出共同控制。

共同控制企業乃採用權益會計法計入綜合財務報表。共同控制企業初時按成本列賬，其後按本集團所佔共同控制企業之收購後資產淨值之變動減任何累積減值虧損作出調整。本集團所佔共同控制企業之收購後業績及儲備分別確認在綜合損益賬及綜合儲備內。

本集團與其共同控制企業進行交易時，除非未變現虧損顯示所轉讓資產減值外，未變現溢利和虧損均予以對銷，惟數額以本集團於有關共同控制企業之權益為限。

共同控制企業之業績按已收及應收股息計入本公司的賬目。本公司之資產負債表內，於共同控制企業之權益按成本減任何累積減值虧損列賬。

(ii) 共同控制資產

共同控制資產指本集團與其他合營者按合約安排共同控制的合營投資之資產，本集團並可藉共同控制而控制其所佔此等資產賺取之未來經濟利益。

本集團所佔共同控制資產及與其他合營者共同產生之負債在資產負債表內確認並按其性質分類。本集團於共同控制資產之權益所直接產生之負債及開支按應計項目基礎入賬。來自出售或運用本集團所佔共同控制資產的產品的收入，及所佔合營投資產生的任何費用，當與此等交易相連的經濟利益可能流入或流出本集團時，均在損益賬內確認。

g) 收益確認

主要類別的收益按下列準則在財務報表內確認：

出售已落成物業所得收益於完成售樓合約時確認。客運服務收益於每次客輪啟航時確認。出售燃料收益於交付顧客時確認。旅行社服務、維修服務及管理服務收益於提供服務時確認。租金收入根據租賃期按直線法基礎確認。股息收入於收息權確立時確認。利息收入根據未償還本金及實際適用利率按時間比例確認。出售投資所得收益於交易日期確認。

附註二　主要會計政策(續)

h) 物業、機器及設備

物業、機器及設備按成本減累積折舊及任何累積減值虧損列賬。資產的成本包括其買價及將資產達至運作狀況及地點以作擬定用途之任何直接應佔成本。資產投入運作後產生的開支如維修及保養一般在產生期間於損益賬中扣除。若能清楚顯示開支引致預期日後使用該資產而獲取之經濟利益增加，則該開支會資本化為該資產之額外成本。

停止確認物業、機器及設備所產生之溢利或虧損，按出售有關資產所得款項淨額及其賬面值之差額計算，並於損益賬內確認。

折舊準備乃按資產之預計可使用期及其估計剩餘價值，以直線法及下列年率撇銷其成本：

租賃樓宇	1.7%-2%或按剩餘的租賃期(如較短)
船隻及躉船	5%-6.7%
其他資產	5%-33.3%

本集團於每個結算日檢討資產的可使用期和剩餘價值，如果適合則會調整。

i) 投資物業

投資物業指持作賺取租金或資本增值(或兩者兼備)的物業。該等物業不提折舊，初時按包括交易成本在內之成本列賬，其後按於每個結算日進行之專業估值釐定反映市況的公平價值列賬。公平價值之任何變動於損益賬內確認。營運租賃下持作上述用途的物業權益分類為投資物業及按此入賬。

投資物業於出售時或永久停用時，若預期未來不再帶來經濟利益，則停止確認該投資物業。停止確認投資物業所產生之溢利或虧損，按出售有關資產所得款項淨額與其賬面值之差額計算，並於損益賬內確認。

j) 租賃土地

租賃土地指購入承租人佔用物業的長期權益時須先支付的款項。租賃土地按成本列賬，並按租賃期以直線法於損益賬內攤銷。

k) 作銷售用途的發展中物業

作銷售用途的發展中物業列為流動資產，並按成本減任何累積減值虧損列賬。成本包括土地及發展成本、發展期間產生之建築費用及應佔撥作資產成本化之融資成本。

附註二　主要會計政策(續)

l) 特許權及專利權

特許權及專利權分類為無形資產，按成本減累積攤銷及任何累積減值虧損列賬。特許權及專利權或根據其預計可使用期八至十三年以直線法攤銷，或根據實際產品銷量按合約訂明之專利費率攤銷。

m) 存貨

存貨按成本及可變現淨值之較低者列賬。未出售物業之成本計算乃按此等未出售物業佔總建築成本的比例分攤，其中包括土地及發展成本、已產生建築費用及撥作資產成本化之融資成本。可變現淨值乃參考物業於結算日後在正常業務運作過程中出售所得款項減去估計銷售費用而釐定，或由管理層按當時市況而估計。至於其他存貨，成本包括向供應商購貨之成本，不同存貨會以先入先出法或加權平均法釐定。可變現淨值乃在正常業務過程中的估計售價減去估計達至出售所需費用。

n) 投資

除了於附屬公司、聯營公司及共同控制企業之投資外，於流動基金及證券之投資，如持作買賣用途則分類為按公平價值列在損益賬之投資，否則分類為可出售投資。

購買及出售投資皆以交易日期法確認及停止確認。若從投資收取現金流量的合約權利到期，或此權利已經轉移同時本集團已將投資之擁有權的風險及回報實質上轉移，則有關投資將被停止確認。

按公平價值列在損益賬之投資先按公平價值入賬，而相關交易費用則確認為支出，其後按公平價值列賬。因公平價值變動(包括兑換差額)而產生的未變現盈虧於損益賬內確認。出售投資時，出售所得款項淨額與賬面值之差額於計算出售之溢利或虧損時包括在內。

可出售投資先按公平價值加交易費用確認，其後按公平價值列賬。惟於股本證券的投資，若沒有活躍市場的市場報價而且公平價值不能可靠計算，則其後按成本減任何累積減值虧損列賬。因公平價值變動而產生的未變現盈虧於投資重估儲備內確認，但減值虧損及貨幣證券的兑換差異則於損益賬內確認。出售投資時，出售所得款項淨額與賬面值之差額及投資重估儲備中任何累計公平價值變動於計算出售之溢利或虧損時包括在內。

本集團於每個結算日檢討可出售投資，以確定有否客觀減值證據。若任何此等證據存在，則按以下方式釐定及確認任何減值虧損：

就按成本列賬的可出售投資而言，減值虧損乃按投資之賬面值與估計未來現金流量(若折現影響重大，則按類似財務資產的現時市場回報率折現)兩者之差額計量。按成本列賬的可出售投資之減值虧損不會被撥回。

就按公平價值列賬的可出售投資而言，已直接確認於權益內的累計虧損會從權益中移除並確認於損益賬內。確認於損益賬內的累計虧損的金額為收購成本和現時公平價值的差額，減去該資產任何以往已確認於損益賬內的減值虧損。

附註二　主要會計政策(續)

n) 投資(續)

按公平價值列賬的可出售股本證券之減值虧損不會在損益賬撥回。此等資產其後任何公平價值的增加直接於權益內確認。

就按公平價值列賬的可出售債務證券而言，假若其後公平價值的增加可以客觀地聯繫到確認減值虧損後才發生的事情，其減值虧損便可被撥回。在此情況下減值虧損的撥回會確認於損益賬內。

o) 貿易及其他應收賬款

貿易及其他應收賬款初時按公平價值確認，其後按實際利率法計算之攤銷成本減任何累積減值虧損計量，若折現沒有重大影響，則按成本減任何累積減值虧損列賬。當有客觀證據顯示本集團將不能按應收賬款之原有條款收回所有到期款額時，貿易及其他應收賬款會作減值準備(附註第二(aa)項)。

p) 衍生財務工具

衍生工具初時按衍生工具合約訂立日期之公平價值確認，其後按其公平價值計量。不符合對沖會計之衍生工具公平價值之變動即時於損益賬內確認。

現金流量對沖指衍生工具被劃定用作對沖已確認資產或負債或很有可能發生之預期交易的現金流量變化。被劃定及符合作為現金流量對沖之衍生工具公平價值變動之有效部份於權益內確認。無效部份之盈虧即時在損益賬內確認。

權益內累計之盈虧於對沖項目影響溢利或虧損之期間轉回損益賬。然而，若被對沖之預期交易導致確認非財務資產或負債，則權益內累計之盈虧會轉出並包括在該資產或負債初時計量的成本中。

若對沖工具到期或售出，或對沖不再符合對沖會計的條件，當時權益內任何累計盈虧仍保留於權益內，並於預期交易最終於損益賬內確認時才予確認。若預期交易預期不再發生，此等累計盈虧則會即時轉入損益賬。

當嵌入衍生工具的經濟特質及風險與主體合約的並無密切關係，同時合併合約並非按公平價值列在損益賬計量時，嵌入非衍生主體合約之衍生工具須與有關主體合約分開，並視為持作買賣用途。在所有其他情況下，嵌入衍生工具不會分開處理，而會根據適用準則與主體合約一併入賬。當本集團須分開處理但無法計量嵌入衍生工具，則整個合併合約當作按公平價值列在損益賬的財務資產處理。

q) 現金及等同現金

現金及等同現金包括於獲得時三個月內到期之現金、銀行及其他財務機構之活期存款及投資，而該等投資須為短期、流動性高、可隨時兑換為可知數額之現金且無重大變值風險。應要求償還，並構成本集團現金管理之完整部份的銀行透支，亦包括在現金流量表內之現金及等同現金項目。

附註二　主要會計政策(續)

r) 銀行借貸

銀行借貸初時按成本確認，即已收取代價的公平價值減去借貸相關之交易成本。初時確認後，銀行借貸其後按實際利率法計算之攤銷成本計量。計算攤銷成本時會考慮任何交易成本及結算時的任何折扣或溢價。停止確認負債導致的盈虧及攤銷的盈虧均於損益賬內確認。

s) 貿易及其他應付賬款

貿易及其他應付賬款初時按公平價值確認，其後按實際利率法計算之攤銷成本計量，若折現沒有重大影響，則按成本列賬。

t) 稅項

所得稅支出代表本期應付稅項及遞延稅項之總和。

本期應付稅項乃按年內應課稅溢利計算。應課稅溢利與損益表列報之淨溢利不同，是因為不包括於其他年度之應課稅或可扣除之收入或支出項目，也不包括從來無須課稅或不可扣除之項目。本集團之本期稅項負債乃按於結算日已生效或基本上已生效的稅率計算。

遞延稅項是預期應付或可收回稅項，此等稅項源於財務報表內資產及負債的賬面值與計算應課稅溢利時對應的稅基值之間的差異，採用資產負債表負債法入賬。通常，所有應課稅的暫時差異均作遞延稅項負債確認，而遞延稅項資產則限於應課稅溢利很可能予以抵銷之可扣除暫時差異才予以確認。如果暫時差異來自商譽或一項不影響應課稅溢利或會計溢利的交易(企業合併除外)中其他資產和負債的初次確認，則相關之遞延稅項資產和負債將不被確認。

於附屬公司及聯營公司之投資及於共同控制企業之權益所帶來的應課稅暫時差異，均作遞延稅項負債確認，除非本集團能控制該暫時差異之轉回而該暫時差異很可能在可見將來不會轉回。

本集團於每個結算日遞延稅項資產的賬面值，當不再可能有足夠應課稅溢利以收回所有或部份遞延稅項資產，便按不可以收回的部份減少該資產。

遞延稅項乃按於結算負債或變現資產期間預期適用的稅率計算。遞延稅項會扣除或計入損益表內，除非遞延稅項與直接扣除或計入權益的項目有關，則遞延稅項也會於權益內入賬。

遞延稅項資產和負債可以抵銷，乃當能合法行使權利把本期稅項資產抵銷本期稅項負債，同時遞延稅項與同一稅務當局有關，而且本集團預算按淨基礎結算本期稅項資產及負債。

u) 營運租賃

租賃下資產擁有權之所有報酬及風險實質上仍歸租賃公司則入賬為營運租賃。營運租賃之租金收入及支出按租賃期以直線法於損益賬內分別計入及扣除。

v) 或然負債

或然負債指因過往事件而產生的可能責任，而有關責任會否存在，須視乎日後一項或多項將來不肯定事件會否出現，而出現與否非完全由本集團控制；亦可以是因過往事件而產生現時的責任，但因為將來需要撥出經濟資源履行責任的機會不大，或因為不能可靠計量所涉及金額而未予確認。

或然負債不予確認，但在財務報表附註內披露。若情況有變以致將來可能需要撥出資源履行責任，則確認為準備。

w) 撥作資本的借貸成本

借貸成本於產生時列為支出，惟就建造或生產需要相當長時間才可作擬定用途或出售之資產而言，直接撥歸該資產的借貸成本則撥作資產成本化。此等借貸成本在建造或生產活動展開時開始撥作資產成本化，並在有關資產大致上可供擬定用途或出售時停止。年內撥作資產成本化之數額按有關借貸之成本減有關利息收入計算。

x) 外幣

本集團每個企業各自的財務報表中的項目皆按有關企業營運所在的主要經濟環境的貨幣(功能貨幣)計量。綜合財務報表則以港元(本公司的功能及呈報貨幣)呈報。

外幣交易按交易日的滙率折算為功能貨幣。此等交易的結算而產生的兑換盈虧，以及以外幣為單位的貨幣資產及負債於結算日重新折算而產生的兑換盈虧，皆於損益賬內確認。如果以外幣為單位的非貨幣資產和負債按歷史成本計量，則按交易日的滙率折算。如果以外幣為單位的非貨幣資產和負債按公平價值計量，則按釐定公平價值當日的滙率折算。當非貨幣項目的盈虧直接確認於權益內，該盈虧的任何兑換成份同樣直接確認於權益內。當非貨幣項目的盈虧確認於損益賬內，該盈虧的任何兑換成份同樣確認於損益賬內。

綜合過程中，採用不同於本集團呈報貨幣的功能貨幣之海外附屬公司、聯營公司及共同控制企業之資產及負債按結算日適用的滙率折算為港元，損益表則按年內之加權平均滙率折算。兑換差額於滙兑儲備內確認。出售海外企業時，有關該海外企業之累計滙兑差額於計算出售之溢利或虧損時包括在內。

附註二　主要會計政策(續)

y) 僱員福利

僱員累計有薪休假的費用於損益賬內確認為支出，按本集團預期為累積至結算日的未享用權利而要額外支付的金額計量。

定額供款退休計劃之供款責任，包括根據強制性公積金計劃條例的應付供款，於產生時於損益賬內確認為支出。

z) 關連人士

如果本集團有能力直接或間接對另一方人士的財務及經營決策作出控制或共同控制或發揮重大影響力，或另一方人士能夠對本集團的財務及經營決策作出控制或共同控制或發揮重大影響力，或本集團與另一方人士共同受到第三方的控制，有關人士即視為本集團的關連人士。關連人士包括個人，例如主要管理人員、重大股東及其直系家庭成員，及受此等人士控制、共同控制或發揮重大影響力的企業。關連人士亦包括本集團或其關連人士的僱員享有之退休福利計劃。

aa)資產減值

於結算日，當某些事件或情況轉變顯示資產的賬面值可能未能收回時，將就該資產進行減值檢討。倘有跡象顯示減值存在、或需要對企業合併所產生之商譽進行每年減值測試，則本集團會估計資產的可收回數額，即資產之公平價值減銷售成本與使用值兩者之較高者。資產減值虧損按資產之賬面值超出其可收回金額之差額於損益表內確認，惟倘按估值列賬之資產及減值虧損並無超過該資產之重估盈餘，則視作重估虧損。為評估資產減值，本集團以可分開辨別之現金流量為基礎把資產分成各組產生現金單位。

倘用以釐定可收回金額之估計轉變，以往年度確認之資產(商譽除外)減值虧損可以撥回。撥回之減值虧損，以資產之賬面值不得超過假設以往沒有確認減值虧損而釐定的賬面值為限。撥回的減值虧損將計入損益賬內，惟若有關資產按估值列賬，則撥回之減值虧損作重估價值變動處理。商譽減值虧損並不會被撥回。

bb)以股份為基礎之付款

本集團發出股本結算之以股份為基礎之付款，包括向董事及其他僱員授予之購股權。股本結算之以股份為基礎之付款按計量日期之公平價值減去非根據市場而定的歸屬條件之影響而計量，於損益賬內確認為支出，並在權益內的資本儲備作相應的增加。如僱員須符合歸屬條件以享有此等付款，則本集團會對最終歸屬之股本工具作出評估及對非根據市場而定的歸屬條件作出調整，據此釐定之公平價值按直線法於歸屬期內列為支出。

根據HKFRS 2過渡性條文，於二零零四年十二月三十一日或以前授予的購股權並不會列為支出。

cc) 分類報告

分類項目是本集團內可區別的部份，或提供既定產品或服務(業務分類)或在既定經濟環境內提供產品或服務(地區分類)，其承受的風險及回報因而與其他分類項目不同。

分類資料乃按本集團之業務及地區分類呈報。首要報告形式乃業務分類，按本集團之主要業務、管理架構及內部財務報告系統分類。

分類收入、支出、業績、資產及負債包括直接撥歸該分類項目以及可按合理準則分配予該分類項目。分類收入、支出、業績、資產及負債於綜合過程中，以對銷集團間之結餘及交易前釐定，惟於單一分類項目內之集團間之結餘及交易除外。不同分類項目之間之價格，乃按公平交易原則釐定。

分類資本開支為年內購買預期可使用超過一個期間之分類資產而產生的總成本。

未分配項目主要包括財務及總公司之收入、支出及資產、計息貸款、借貸及税項。

dd)重要會計估算及判斷

本集團在編製財務報表的過程中於適當時作出估算及假設。此等估算乃根據過往經驗及其他因素而作出，其他因素包括相關情況下對未來事件相信為合理的期望，而按定義對未來事件的期望很少與相關的實際結果相等。對資產及負債賬面值有重要影響的估算及假設，包括物業、機器及設備的生產壽命及税項的釐定。

ee)比較數字

若有需要，比較數字會配合當前的財政年度呈報方式的改變而重新列賬。

附註三　經修訂香港財務報告準則的影響

a) HKAS 1、HKAS 27及HKFRS 3(修訂)、HKAS 21(修訂)、HKAS 39(修訂)及HKAS 39及HKFRS 4(修訂)並未對本集團之會計政策造成重大變動。

b) 本集團並無提前採用下列已頒佈但尚未生效的新訂香港財務報告準則。本集團已開始評估此等新訂香港財務報告準則的影響，惟此階段未能説明新訂香港財務報告準則是否對業績及財務狀況有重大影響。

		於下列日期或之後開始之會計期間生效
HK(IFRIC)-Int 8	HKFRS 2的範圍	二零零六年五月一日
HK(IFRIC)-Int 9	重新評估嵌入衍生工具	二零零六年六月一日
HK(IFRIC)-Int 10	中期財務報告及減值	二零零六年十一月一日
HKAS 1(修訂)	財務報表之呈報 －資本披露	二零零七年一月一日
HKFRS 7	財務工具：披露	二零零七年一月一日
HK(IFRIC)-Int 11	HKFRS 2 －集團及庫存股份交易	二零零七年三月一日
HKFRS 8	營運分類	二零零九年一月一日

附註四　營業額及收益

本集團之主要業務包括物業發展、投資及管理、運輸、酒店及消閒和投資控股。

	集團	
	2006 (港幣千元)	2005 (港幣千元)
營業額		
出售物業收益	32,866	280,719
客運服務收益	1,876,765	1,653,138
出售燃料收益	21,850	22,416
旅行社服務收益	101,697	134,947
租金收入	155,355	143,660
投資股息	113,107	96,067
應收按揭貸款利息收入	13,109	16,471
管理費及其他	194,055	141,600
	2,508,804	2,489,018
其他收益		
利息收入	153,701	100,533
已收賠償金	789	13,868
其他	108,702	37,810
	263,192	152,211
	2,771,996	2,641,229

附註五　其他收入

二零零六年的其他收入包括出售物業、機器及設備之溢利為27,243,000港元。

附註六　經營溢利

	集團	
	2006 (港幣千元)	2005 (港幣千元)
已計入：		
利息收入		
一上市投資	18	520
一非上市投資	921	2,081
一銀行存款及其他	165,871	114,403
	166,810	117,004
投資物業租金收入	138,551	126,418
減：投資物業之直接營運支出	(17,087)	(15,010)
	121,464	111,408
上市投資股息收入	3,689	1,755
非上市投資股息收入		
一澳門旅遊娛樂股份有限公司(澳門娛樂)	108,541	93,341
一其他	877	971
兑換盈利	6,668	2,431
出售物業、機器及設備之溢利	27,243	—
出售上市投資之溢利	12,296	1,692
已扣除：		
存貨成本		
一物業	29,019	223,974
一其他	641,264	516,298
	670,283	740,272
物業、機器及設備之折舊		
一營運租約下持作收租用途	2,458	2,458
一其他	120,639	116,611
攤銷		
一租賃土地	13,572	13,565
一無形資產	89	—
核數費	4,092	3,546
出售物業、機器及設備之虧損	—	1,472
營運租約下物業最低應付租金	6,669	3,396
減值虧損		
一商譽	2,275	—
一應收賬款	2,293	3,618
公積金供款	18,008	22,008

附註七　董事酬金及五名最高薪酬之人士

本公司董事酬金如下：

集團

2006

	袍金 （港幣千元）	薪金、津貼及福利 （港幣千元）	表現花紅 （港幣千元）	公積金供款 （港幣千元）	總額 （港幣千元）
執行董事					
何鴻燊	65	—	—	—	65
何超瓊	65	7,802	2,737	360	10,964
何超鳳	65	4,734	708	218	5,725
蘇樹輝	5	1,285	98	60	1,448
禤永明	65	1,644	126	75	1,910
謝天賜 *	3	1,280	—	44	1,327
陳偉能	5	1,632	126	75	1,838
何超蕸	5	3,381	477	156	4,019
岑康權	5	1,623	209	75	1,912
非執行董事					
鄭裕彤	5	—	—	—	5
莫何婉穎	5	100	—	—	105
獨立非執行董事					
羅保	200	100	—	—	300
關超然	200	100	—	—	300
何厚鏘	200	100	—	—	300
何柱國	29	—	—	—	29
	922	23,781	4,481	1,063	30,247

* *謝天賜先生於二零零六年八月二十一日辭任本公司董事。*

附註七　董事酬金及五名最高薪酬之人士(續)

集團

2005

	袍金 (港幣千元)	薪金、津貼 及福利 (港幣千元)	表現花紅 (港幣千元)	公積金供款 (港幣千元)	總額 (港幣千元)
執行董事					
何鴻燊	65	—	—	—	65
何超瓊	65	7,628	1,905	352	9,950
何超鳳	65	4,634	446	214	5,359
蘇樹輝	5	1,256	97	58	1,416
褟永明	65	1,610	123	74	1,872
謝天賜 *	5	1,597	123	74	1,799
陳偉能	5	1,597	123	74	1,799
何超蕸	5	3,310	255	153	3,723
岑康權	5	1,589	123	73	1,790
非執行董事					
鄭裕彤	5	—	—	—	5
莫何婉穎	5	100	—	—	105
獨立非執行董事					
羅保	200	100	—	—	300
關超然	200	100	—	—	300
何厚鏘	200	100	—	—	300
	895	23,621	3,195	1,072	28,783

* *謝天賜先生於二零零六年八月二十一日辭任本公司董事。*

本集團於本年度及上年度並無董事已放棄或同意放棄任何酬金的安排。

本集團五位最高薪酬之人士，三位(二零零五年：三位)為本公司董事，其酬金之詳情已披露如上。其餘兩位(二零零五年：兩位)人士於年內之酬金並未包括在上文內，其酬金為薪金、津貼及福利6,789,000港元(二零零五年：5,797,000港元)、表現花紅529,000港元(二零零五年：489,000港元)及公積金供款275,000港元(二零零五年：268,000港元)。

上述兩位(二零零五年：兩位)人士的酬金等級如下：

	人數 **2006**	 2005
2,500,001港元－3,000,000港元	**0**	1
3,500,001港元－4,000,000港元	**1**	1
4,000,001港元－4,500,000港元	**1**	0

釐定董事酬金之準則之詳情概列於第五十八頁之企業管治常規報告書。以上所披露的酬金指年內已付或應付本公司董事及僱員的金額，並不包括購股權計劃下他們獲授予購股權因而已獲得或可以獲得之利益。此等實物收益之詳情概列於第五十頁至第五十二頁之董事會報告書中權益之披露(d)段。

附註八　融資成本

	集團 2006 (港幣千元)	集團 2005 (港幣千元)
須於五年內全數償還之銀行貸款及透支之利息	**53,412**	33,725
非須於五年內全數償還之銀行貸款之利息	**132**	—
少數股東貸款之利息	**1,266**	260
減：於發展中物業撥作資產成本化之數額	**(6,944)**	(260)
	47,866	33,725

附註九　稅項

a) 綜合損益表中之稅項：

	集團 2006 (港幣千元)	集團 2005 (港幣千元)
本期稅項－香港		
本年度稅項	**33,306**	38,752
以往未確認稅項虧損及可扣除暫時差異之得益	**(235)**	(452)
往年超額準備	**(232)**	(2,500)
	32,839	35,800
本期稅項－海外		
本年度稅項	**6,448**	6,802
以往未確認稅項虧損及可扣除暫時差異之得益	**—**	(221)
往年超額準備	**(4,529)**	(3,976)
	1,919	2,605
遞延稅項		
暫時差異產生與轉回	**20,126**	26,042
以往未確認稅項虧損及可扣除暫時差異之得益	**—**	(3,165)
	20,126	22,877
其他稅項－海外		
收益徵稅	**1,947**	1,984
應佔本公司及附屬公司稅項	**56,831**	63,266

香港利得稅準備乃按年內估計應課稅溢利以稅率17.5%(二零零五年：17.5%)計算。海外稅項則根據有關司法權區適用之稅率計算。

附註九　稅項(續)

b) 財務報表所列應佔本公司及附屬公司稅項和會計溢利調節如下：

	集團	
	2006 (港幣千元)	2005 (港幣千元)
除稅前溢利	**938,808**	644,259
按適用稅率17.5%(二零零五年：17.5%)計算之稅項	**164,291**	112,745
釐定應課稅溢利時無須課稅淨收入的稅務影響	**(43,025)**	(40,513)
運用以往未確認稅項虧損及可扣除暫時差異的稅務影響	**(235)**	(3,597)
年內未確認稅項虧損及可扣除暫時差異的稅務影響	**15,367**	19,297
所佔聯營公司及共同控制企業業績的稅務影響	**(67,010)**	(12,279)
附屬公司在其他司法權區經營而稅率不同的影響	**(9,743)**	(7,895)
往年超額準備	**(4,761)**	(6,476)
年內所得稅支出	**54,884**	61,282
其他稅項	**1,947**	1,984
稅項支出總額	**56,831**	63,266

c) 已確認之遞延稅項資產和負債

於資產負債表內已確認之遞延稅項資產和負債的組成及年內變動如下：

遞延稅項資產

	會計折舊超過折舊免稅額之數額 (港幣千元)	集團間未變現溢利 (港幣千元)	稅項虧損 (港幣千元)	現金流量對沖 (港幣千元)	其他 (港幣千元)	總額 (港幣千元)
集團						
二零零五年一月一日	(356)	(22,424)	(15,251)	(801)	(55)	(38,887)
兌換調整	—	—	(92)	—	—	(92)
計入本年度損益賬	(74)	(3,636)	(2,482)	—	(635)	(6,827)
扣除本年度權益	—	—	—	801	—	801
二零零五年十二月三十一日	(430)	(26,060)	(17,825)	—	(690)	(45,005)
兌換調整	—	—	(155)	—	—	(155)
(計入)／扣除本年度損益賬	(65)	(3,422)	4,947	—	(449)	1,011
計入本年度權益	—	—	—	(3,195)	—	(3,195)
二零零六年十二月三十一日	**(495)**	**(29,482)**	**(13,033)**	**(3,195)**	**(1,139)**	**(47,344)**

	會計折舊超過折舊免稅額之數額 (港幣千元)
公司	
二零零五年一月一日	(144)
計入本年度損益賬	(17)
二零零五年十二月三十一日	(161)
計入本年度損益賬	(34)
二零零六年十二月三十一日	**(195)**

附註九 稅項(續)

c) 已確認之遞延稅項資產和負債(續)

遞延稅項負債

	折舊免稅額超過會計折舊之數額 (港幣千元)	重估物業價值 (港幣千元)	物業折舊免稅額之回補 (港幣千元)	現金流量對沖 (港幣千元)	總額 (港幣千元)
集團					
二零零五年一月一日	73,238	50,363	37,256	—	160,857
兑換調整	307	326	—	—	633
扣除本年度損益賬	4,016	20,574	5,114	—	29,704
扣除本年度權益	—	—	—	938	938
二零零五年十二月三十一日	77,561	71,263	42,370	938	192,132
兑換調整	689	599	—	—	1,288
扣除本年度損益賬	817	12,570	5,728	—	19,115
計入本年度權益	—	—	—	(938)	(938)
二零零六年十二月三十一日	**79,067**	**84,432**	**48,098**	**—**	**211,597**
公司					
二零零五年一月一日	144				
扣除本年度損益賬	17				
二零零五年十二月三十一日	161				
扣除本年度損益賬	34				
二零零六年十二月三十一日	**195**				

附註九　稅項(續)

c) 已確認之遞延稅項資產和負債(續)

遞延稅項資產和負債可以抵銷，乃當能合法行使權利把本期稅項資產抵銷本期稅項負債，同時遞延稅項與同一稅務當局有關。

	集團		公司	
	2006	2005	**2006**	2005
	(港幣千元)	(港幣千元)	**(港幣千元)**	(港幣千元)
已確認遞延稅項資產	**(16,237)**	(11,285)	**—**	—
已確認遞延稅項負債	**180,490**	158,412	—	—
	164,253	147,127	**—**	—

d) 未確認遞延稅項資產

以下項目之遞延稅項資產尚未確認：

	集團		公司	
	2006	2005	**2006**	2005
	(港幣千元)	(港幣千元)	**(港幣千元)**	(港幣千元)
稅項虧損	**401,186**	327,464	**183,589**	157,531
可扣除暫時差異	**53,106**	42,209	—	—
	454,292	369,673	**183,589**	157,531

本集團的未確認稅項虧損包括於結算日起三年內到期的虧損11,464,000港元(二零零五年：8,083,000港元)。本集團的其他稅項虧損及可扣除暫時差異及本公司的稅項虧損可以無限期結轉。

附註十　股息

	集團及公司	
	2006 (港幣千元)	2005 (港幣千元)
因行使購股權而發行10,078,870股股份之二零零五年末期股息，每股派4.5港仙(二零零五年：5,000,000股股份之二零零四年末期股息，每股派6.5港仙)	**454**	325
因收購附屬公司而發行94,110,954股股份之二零零五年末期股息，每股派4.5港仙(二零零五年：無)	**4,235**	—
中期股息：2,191,208,064股，每股派4.5港仙(二零零五年：2,085,026,240股，每股派2.5港仙)	**98,604**	52,126
擬派末期股息：2,190,514,064股，每股派8.0港仙(二零零五年：2,082,018,240股，每股派4.5港仙)	**175,241**	93,691
	278,534	146,142

附註十一　每股盈利

每股基本盈利乃根據年內本公司股東應佔溢利663,916,000港元(二零零五年：364,390,000港元)及於年內已發行股份之加權平均數2,144,226,359股(二零零五年：2,082,792,925股)計算。每股攤薄後盈利乃根據本公司股東應佔溢利663,916,000港元(二零零五年：364,390,000港元)及就所有潛在普通股的攤薄影響作出調整後的已發行股份之加權平均數2,232,941,133股(二零零五年：2,164,035,541股)計算。

用於計算每股基本盈利及每股攤薄後盈利之本公司股東應佔溢利及股份之加權平均數計算如下：

	本公司股東應佔溢利		股份之加權平均數	
	2006 (港幣千元)	2005 (港幣千元)	2006	2005
用於計算每股基本盈利之溢利／股份數目	**663,916**	364,390	**2,144,226,359**	2,082,792,925
潛在普通股的攤薄影響一購股權	—	—	**88,714,774**	81,242,616
用於計算每股攤薄後盈利之溢利／股份數目	**663,916**	364,390	**2,232,941,133**	2,164,035,541

附註十二　物業、機器及設備

集團

	發展中物業 (港幣千元)	租賃樓宇 (港幣千元)	船隻及躉船 (港幣千元)	其他資產 (港幣千元)	總額 (港幣千元)
成本					
二零零五年一月一日	—	227,647	1,907,979	728,510	2,864,136
兌換調整	—	—	—	112	112
收購附屬公司之添置	—	—	—	138	138
添置	—	1,378	82,419	49,213	133,010
出售／轉出	—	—	—	(93,275)	(93,275)
二零零五年十二月三十一日	—	229,025	1,990,398	684,698	2,904,121
兌換調整	—	—	—	249	249
添置／轉入	71,700	—	18,666	72,860	163,226
出售	—	—	(43,724)	(21,462)	(65,186)
二零零六年十二月三十一日	71,700	229,025	1,965,340	736,345	3,002,410
折舊					
二零零五年一月一日	—	113,806	1,201,608	624,355	1,939,769
兌換調整	—	—	—	49	49
本年度折舊	—	3,010	83,797	32,262	119,069
出售時撥回	—	—	—	(91,621)	(91,621)
二零零五年十二月三十一日	—	116,816	1,285,405	565,045	1,967,266
兌換調整	—	—	—	113	113
本年度折舊	—	3,023	87,448	32,626	123,097
出售時撥回	—	—	(41,650)	(19,259)	(60,909)
二零零六年十二月三十一日	—	119,839	1,331,203	578,525	2,029,567
賬面淨值					
二零零六年十二月三十一日	**71,700**	**109,186**	**634,137**	**157,820**	**972,843**
二零零五年十二月三十一日	—	112,209	704,993	119,653	936,855

附註十二　物業、機器及設備(續)

公司

	其他資產 (港幣千元)
成本	
二零零五年一月一日	3,776
添置	677
出售	(1,478)
二零零五年十二月三十一日	2,975
添置	612
出售	(131)
二零零六年十二月三十一日	3,456
折舊	
二零零五年一月一日	2,832
本年度折舊	335
出售時撥回	(1,239)
二零零五年十二月三十一日	1,928
本年度折舊	421
出售時撥回	(121)
二零零六年十二月三十一日	2,228
賬面淨值	
二零零六年十二月三十一日	**1,228**
二零零五年十二月三十一日	1,047

本集團之其他資產主要包括傢具、裝修及維修之船隻零件。

營運租約下持作收租用途之船隻總賬面值為98,994,000港元(二零零五年:98,994,000港元),其有關累計折舊費用為86,296,000港元(二零零五年:83,838,000港元)。

附註十二 物業、機器及設備(續)

租賃樓宇及發展中物業分析如下：

	集團 2006 (港幣千元)	集團 2005 (港幣千元)
位於香港		
長期租賃		
租賃樓宇	**11,638**	11,996
中期租賃		
租賃樓宇	**88,063**	90,509
發展中物業	**71,700**	—
	171,401	102,505
位於香港以外		
中期租賃		
租賃樓宇	**9,485**	9,704
	180,886	112,209

附註十三 投資物業

	集團 2006 (港幣千元)	集團 2005 (港幣千元)
估值		
一月一日	**2,912,255**	2,756,359
兌換調整	**13,944**	8,165
添置／轉入	**—**	13,888
成本調整	**—**	(640)
重估價值盈餘	**62,065**	134,483
十二月三十一日	**2,988,264**	2,912,255

投資物業分析如下：

	集團 2006 (港幣千元)	集團 2005 (港幣千元)
位於香港		
長期租賃	**280,600**	255,000
中期租賃	**2,156,321**	2,145,781
	2,436,921	2,400,781
位於香港以外		
中期租賃	**414,343**	381,474
永久業權	**137,000**	130,000
	551,343	511,474
	2,988,264	2,912,255

所有投資物業均在營運租約下持作收租用途。

所有投資物業於二零零六年十二月三十一日，以參照市場上的銷售實例，並在適當情況下使用淨收入資本化方法重估價值。重估價值由獨立專業估值師卓德萊坊測計師行有限公司負責，其僱員包括香港測量師學會的會員。重估價值盈餘及相關之遞延稅項已經包括在損益賬內。

附註十四　租賃土地

	集團	
	2006 (港幣千元)	2005 (港幣千元)
成本		
一月一日	**767,466**	767,466
添置	**10,100**	—
十二月三十一日	**777,566**	767,466
攤銷		
一月一日	**165,684**	152,119
本年度攤銷	**13,572**	13,565
轉出	**122**	—
十二月三十一日	**179,378**	165,684
十二月三十一日之賬面淨值	**598,188**	601,782

租賃土地分析如下：

	集團	
	2006 (港幣千元)	2005 (港幣千元)
位於香港		
長期租賃	**3,215**	3,241
中期租賃	**138,815**	131,867
	142,030	135,108
位於香港以外		
中期租賃	**456,158**	466,674
	598,188	601,782

附註十五　附屬公司

	公司	
	2006 (港幣千元)	2005 (港幣千元)
非上市股份按成本	**20,700**	20,100

關於主要附屬公司之詳細資料概列於第一百二十二頁至第一百二十三頁。

附註十六　聯營公司

	集團		公司	
	2006	2005	**2006**	2005
	(港幣千元)	(港幣千元)	**(港幣千元)**	(港幣千元)
非上市股份按成本	**—**	—	**250**	250
所佔淨資產	**210,633**	196,818	**—**	—
商譽	**137**	137	**—**	—
	210,770	196,955	**250**	250

有關本集團聯營公司的財務資料概述如下：

	2006	2005
	(港幣千元)	(港幣千元)
總資產	**3,131,643**	3,262,056
總負債	**(2,626,441)**	(2,797,568)
收益	**2,917,969**	658,410
本年度溢利	**1,513,958**	185,485

關於主要聯營公司之詳細資料概列於第一百二十二頁至第一百二十三頁。

附註十七　共同控制企業

	集團		公司	
	2006	2005	**2006**	2005
	(港幣千元)	(港幣千元)	**(港幣千元)**	(港幣千元)
資本注資按成本	**—**	—	**7,803**	7,803
所佔淨資產	**962,186**	14,553	**—**	—
	962,186	14,553	**7,803**	7,803

附註十七　共同控制企業(續)

有關本集團共同控制企業的財務資料概述如下：

	2006 (港幣千元)	2005 (港幣千元)
本集團所佔資產及負債		
非流動資產	**587,974**	18,270
流動資產	**1,195,348**	75,331
流動負債	**(408,234)**	(48,444)
非流動負債	**(412,902)**	(30,604)
資產淨值	**962,186**	14,553
本集團所佔收入及支出		
收入	**31,397**	32,542
支出	**(48,995)**	(33,980)
本年度虧損	**(17,598)**	(1,438)

關於主要共同控制企業之詳細資料概列於第一百二十二頁至第一百二十三頁。

附註十八　無形資產

集團

	商譽 (港幣千元)	特許權及 專利權 (港幣千元)	總額 (港幣千元)
成本			
二零零五年一月一日	—	—	—
收購附屬公司	2,275	—	2,275
二零零五年十二月三十一日	2,275	—	2,275
添置	—	4,417	4,417
二零零六年十二月三十一日	2,275	4,417	6,692
攤銷及減值虧損			
二零零五年一月一日及二零零五年十二月三十一日	—	—	—
本年度攤銷	—	89	89
本年度確認減值虧損	2,275	—	2,275
二零零六年十二月三十一日	2,275	89	2,364
賬面淨值			
二零零六年十二月三十一日	**—**	**4,328**	**4,328**
二零零五年十二月三十一日	2,275	—	2,275

附註十九　可出售投資

	集團		公司	
	2006 (港幣千元)	2005 (港幣千元)	2006 (港幣千元)	2005 (港幣千元)
股本證券				
非上市				
成本	**898,146**	901,837	**234,723**	234,723
減值虧損	**(77,845)**	(81,274)	**—**	—
	820,301	820,563	**234,723**	234,723
香港上市按市值	**411,651**	198,296	**—**	—
香港以外上市按市值	**21,082**	8,662	**—**	—
	1,253,034	1,027,521	**234,723**	234,723
債務證券				
香港以外上市按市值	**—**	7,755	**—**	—
非上市按公平價值	**26,736**	37,614	**—**	—
	26,736	45,369	**—**	—
單位信託基金				
香港以外上市按市值	**—**	251	**—**	—
投資基金				
香港以外上市按市值	**16,674**	5,423	**—**	—
非上市按公平價值	**8,586**	8,158	**—**	—
	25,260	13,581	**—**	—
	1,305,030	1,086,722	**234,723**	234,723

上市證券及單位信託基金之公平價值以結算日的市場報價釐定。至於非上市債務證券，本集團採用由獨立金融機構釐定之市值估計其公平價值。投資基金的估值根據基金經理滙報的每股資產淨值。

本集團若干可出售投資，包括投資於澳門娛樂的非上市股份，並沒有活躍市場的市場報價，而且各公平價值的合理估計的範圍差異顯著及各估計的機會率未能合理評估，因此其他合理估計公平價值的方法明確不可行。故此此等可出售投資按成本列賬，並接受減值虧損檢討。

附註十九　可出售投資(續)

可出售投資分析如下：

	股本證券		債務證券		單位信託基金		投資基金		總額	
	2006 (港幣千元)	2005 (港幣千元)	2006 (港幣千元)	2005 (港幣千元)	2006 (港幣千元)	2005 (港幣千元)	2006 (港幣千元)	2005 (港幣千元)	2006 (港幣千元)	2005 (港幣千元
集團										
非流動資產	**1,253,034**	1,027,521	**26,736**	29,912	**—**	251	**—**	—	**1,279,770**	1,057,68
流動資產	**—**	—	**—**	15,457	**—**	—	**25,260**	13,581	**25,260**	29,03
	1,253,034	1,027,521	**26,736**	45,369	**—**	251	**25,260**	13,581	**1,305,030**	1,086,72
公司										
非流動資產	**234,723**	234,723	**—**	—	**—**	—	**—**	—	**234,723**	234,72

附註二十　應收按揭貸款

	集團	
	2006 **(港幣千元)**	200 (港幣千元
應收按揭貸款	**85,830**	304,10
減：流動部份	**(3,672)**	(21,00
非流動部份	**82,158**	283,09

應收按揭貸款以物業之第二按揭作抵押，並以最優惠利率加百分之一點七五至最優惠利率加百分之三點七五(二零零年：最優惠利率加百分之一點七五至最優惠利率加百分之三點七五)的年利率計息。

應收按揭貸款之賬面值與按折現現金流量為基礎計算之公平價值相若。計算所用的實際年利率為最優惠利率加百分一點七五至最優惠利率加百分之三點七五(二零零五年：最優惠利率加百分之一點七五至最優惠利率加百分之三點七五)

附註二十一　其他非流動資產

	集團		公司	
	2006 **(港幣千元)**	2005 (港幣千元)	**2006** **(港幣千元)**	200 (港幣千元
附屬公司欠款減準備	**—**	—	**5,600,016**	3,562,59
聯營公司欠款減準備	**269,596**	302,611	**—**	-
共同控制企業欠款	**408,631**	25,080	**—**	-
投資公司欠款	**28,190**	28,190	**125**	12
超過一年及嵌入衍生工具之銀行存款	**77,790**	—	**77,790**	-
指數掛鈎票據及存單按公平價值	**19,302**	14,930	**—**	-
會所會籍	**140**	140	**—**	-
	803,649	370,951	**5,677,931**	3,562,72

附註二十一　其他非流動資產(續)

附屬公司欠款屬無抵押及無固定還款期。其中358,893,000港元(二零零五年：無)以最優惠利率(二零零五年：無)為年利率計息，而餘額則免息。

聯營公司欠款屬無抵押及無固定還款期。其中258,461,000港元(二零零五年：291,475,000港元)以年利率百分之六(二零零五年：百分之六)計息，而餘額則免息。

共同控制企業欠款屬無抵押。其中333,540,000港元(二零零五年：無)於二零一零年十二月五日或之前償還，30,440,000港元(二零零五年：無)於其中一方發出通知後償還，而餘額則無固定還款期。333,540,000港元(二零零五年：無)以香港銀行同業拆息加百分之三(二零零五年：無)的年利率計息，而餘額則免息。

投資公司欠款屬無抵押、免息及無固定還款期。

就附屬公司欠款、聯營公司欠款及共同控制企業欠款計息之部份而言，其賬面值與公平價值並無重大差異。就附屬公司欠款、聯營公司欠款、共同控制企業欠款及投資公司欠款免息之部份而言，披露其公平價值並無意義。

嵌入衍生工具之銀行存款以美元為單位，利率與固定期限交換利率及倫敦銀行同業拆息掛鈎。其賬面值與公平價值並無重大差異。

指數掛鈎票據及存單的贖回金額及／或利率與油、股本證券或海外物業的價格指數掛鈎。本集團採用由獨立金融機構釐定之市值估計其公平價值。

附註二十二　發展中物業

	集團	
	2006	2005
	(港幣千元)	(港幣千元)
發展中物業按成本	**1,071,824**	1,026,554

包括在發展中物業的租賃土地分析如下：

	集團	
	2006	2005
	(港幣千元)	(港幣千元)
位於香港		
長期租賃	**74,600**	74,600
中期租賃	**743,450**	743,348
	818,050	817,948

附註二十三　存貨

	集團	
	2006	200
	(港幣千元)	(港幣千元
物業	95,759	122,12
零件	119,572	108,40
其他	9,015	5,14
	224,346	235,67

包括在物業存貨的租賃土地位於香港並按中期租賃持有。

附註二十四　貿易及其他應收賬款及已付按金

	集團		公司	
	2006	2005	2006	200
	(港幣千元)	(港幣千元)	(港幣千元)	(港幣千元
共同控制企業欠款	9,200	9,200	—	-
應收按揭貸款之流動部份	3,672	21,001	—	-
股票掛鈎票據按公平價值	3,975	—	—	-
收購土地發展權之權益之按金	500,000	—	—	-
貿易及其他應收賬款、按金及預付款	353,570	272,848	10,631	60,96
	870,417	303,049	10,631	60,96

共同控制企業欠款屬無抵押及應要求償還。其中7,200,000港元(二零零五年：7,200,000港元)以年利率百分之五(二零五年：百分之五)計息而餘額則免息。

貿易及其他應收賬款屬即時到期或短期內到期，故此其賬面值與公平價值相若。

貿易應收賬款乃根據明確並合乎市場需要和客戶業務的信貸政策管理。銷售信貸只會通過協商給予交易記錄良好的要客戶。貿易應收賬款之賬齡分析如下：

	集團	
	2006	200
	(港幣千元)	(港幣千元
零至三十日	124,773	91,42
三十一至六十日	33,950	32,13
六十一至九十日	8,352	4,31
超過九十日	15,636	16,63
	182,711	144,50

附註二十五 衍生財務工具

	集團	
	2006	2005
	(港幣千元)	(港幣千元)
流動資產		
燃料掉期合約	—	5,363
流動負債		
股票遠期銷售合約	**7,881**	—
燃料掉期合約	**18,260**	—
	26,141	—

年內，燃料掉期合約被劃定為現金流量對沖，用以對沖預期未來購買燃料的價格風險。此等合約按估計未來現金流量為基礎的公平價值重新計量。公平價值之盈虧將於預期購買發生時，即由結算日起計一個月至十二個月(二零零五年：一個月至六個月)內多個日期，由對沖儲備轉入損益賬。

附註二十六 銀行存款、現金及銀行結餘

	集團		公司	
	2006	2005	**2006**	2005
	(港幣千元)	(港幣千元)	**(港幣千元)**	(港幣千元)
銀行存款	**3,209,613**	3,616,566	**1,713,957**	2,554,564
現金及銀行結餘	**217,901**	247,684	**24,913**	41,723
	3,427,514	3,864,250	**1,738,870**	2,596,287

銀行存款、現金及銀行結餘的到期日、利率及貨幣單位之詳情概列於財務報表附註第四十一(a)項及第四十一(b)項。

銀行存款、現金及銀行結餘屬即時到期或短期內到期，故此其賬面值與公平價值相若。

附註二十七　銀行借貸

	集團	
	2006	20
	(港幣千元)	(港幣千元
須於下列期限償還之銀行貸款		
不超過一年	91,742	166,9
超過一年，但少於兩年	779,982	194,7
超過兩年，但少於五年	4,015	654,9
超過五年	50,985	
	926,724	1,016,7
減：流動部份	(91,742)	(166,9
非流動部份	834,982	849,7

銀行貸款中224,724,000港元(二零零五年：263,469,000港元)以本集團若干船隻416,880,000港元(二零零五年
465,089,000港元)作抵押。銀行貸款中55,000,000港元(二零零五年：無)以本集團發展中物業81,578,000港元(二零
五年：無)、銀行存款、現金及銀行結餘46,111,000港元(二零零五年：無)及其他資產112,000港元(二零零五年：
作抵押。餘額由本公司作出擔保而取得。

銀行貸款中279,724,000港元(二零零五年：419,719,000港元)為分期償還。

銀行借貸按香港銀行同業拆息加百分之零點五至香港銀行同業拆息加百分之一點五(二零零五年：香港銀行同業拆
百分之零點五至香港銀行同業拆息加百分之零點八)的年利率計息。

銀行貸款的賬面值與按折現現金流量為基礎計算之公平價值相若。計算所用的實際年利率為銀行同業拆息加百分
點五至香港銀行同業拆息加百分之一點五(二零零五年：香港銀行同業拆息加百分之零點五至香港銀行同業拆息加
之零點八)的年利率。

附註二十八　貿易及其他應付賬款

	集團		公司	
	2006	2005	2006	2005
	(港幣千元)	(港幣千元)	(港幣千元)	(港幣千元)
尚欠附屬公司款項	—	—	1,047,762	1,031,610
尚欠聯營公司款項	2,846	2,846	—	—
貸款	5,000	5,000	—	—
貿易及其他應付賬款、按金及應計費用	626,159	511,397	24,890	24,356
	634,005	519,243	1,072,652	1,055,966

尚欠附屬公司款項、尚欠聯營公司款項及貸款均屬無抵押、免息及無固定還款期。貿易及其他應付賬款其中一部份屬即時到期或短期內到期，其賬面值與公平價值相若；另一部份的賬面值與公平價值並無重大差異。

貿易應付賬款之賬齡分析如下：

	集團	
	2006	2005
	(港幣千元)	(港幣千元)
零至三十日	191,385	150,071
三十一至六十日	2,057	3,649
六十一至九十日	942	452
超過九十日	10,115	8,731
	204,499	162,903

附註二十九　僱員福利準備

僱員福利準備代表本集團預期付出之僱員累積有薪休假的費用。

	集團		公司	
	2006	2005	2006	2005
	(港幣千元)	(港幣千元)	(港幣千元)	(港幣千元)
一月一日	28,222	27,940	7,642	7,187
年內準備淨額	832	970	528	659
年內已付之金額	(1,400)	(688)	(832)	(204)
十二月三十一日	27,654	28,222	7,338	7,642

附註三十　少數股東貸款

少數股東貸款屬無抵押及無固定還款期。本集團並無向少數股東就此等貸款提供任何擔保。其中26,950,000港元(二零五年：26,950,000港元)乃以香港銀行同業拆息加百分之零點五八(二零零五年：香港銀行同業拆息加百分之零點八)的年利率計息而餘額則免息。就計息之部份而言，其賬面值與公平價值並無重大差異。就免息之部份而言，披露公平價值並無意義。

附註三十一　股本

	2006		2005	
	股份數目	(港幣千元)	股份數目	(港幣千元
法定股本				
每股面值0.25港元普通股				
一月一日及十二月三十一日	4,000,000,000	1,000,000	4,000,000,000	1,000,00
發行及已繳足股本				
每股面值0.25港元普通股				
一月一日	2,082,018,240	520,505	2,080,026,240	520,00
因收購附屬公司而發行股份	94,110,954	23,528	—	-
行使購股權	15,078,870	3,769	5,000,000	1,25
回購股份	(694,000)	(174)	(3,008,000)	(75
十二月三十一日	2,190,514,064	547,628	2,082,018,240	520,50

於二零零六年十月(二零零五年：二零零五年十二月)，本公司於香港聯合交易所有限公司以總額6,259,000港元(二零五年：19,654,000港元)之代價回購694,000股(二零零五年：3,008,000股)本公司之普通股，每股付出之最高價及低價分別為9.00港元及8.92港元(二零零五年：6.60港元及6.40港元)。回購之普通股已被註銷，因此本公司之已發行本已按此等被註銷股份之面值減少。

依照香港公司條例第49H條，相當於被註銷股份面值之金額174,000港元(二零零五年：752,000港元)從保留溢利轉入本贖回儲備。回購股份所付溢價及費用共6,085,000港元(二零零五年：18,902,000港元)於保留溢利扣除。

附註三十二 購股權計劃

於二零零二年五月三十一日，本公司於一九九三年五月十八日採納之購股權計劃(一九九三年購股權計劃)已被終止，並採納新購股權計劃(二零零二年購股權計劃)。本公司董事會可授出購股權予合資格人士(包括本公司的董事及僱員)，以認購本公司之普通股。購股權計劃之詳細資料概列於第五十頁至第五十二頁之董事會報告書中權益之披露(d)段。

購股權的詳情如下：

2006

		購股權數目			
授出日期	行使價	二零零六年一月一日	年內行使	二零零六年十二月三十一日	附註
a) 一九九三年購股權計劃					
二零零零年一月三日	1.15港元	20,869,566	(5,000,000)	15,869,566	(i)
b) 二零零二年購股權計劃					
二零零四年五月二十五日	3.15港元	107,454,870	(10,078,870)	97,376,000	(i)
二零零四年七月八日	3.95港元	918,800	—	918,800	(ii)
二零零四年九月二十二日	4.20港元	5,000,000	—	5,000,000	(i)
		113,373,670	(10,078,870)	103,294,800	
		134,243,236	(15,078,870)	119,164,366	

2005

		購股權數目			
授出日期	行使價	二零零五年一月一日	年內行使	二零零五年十二月三十一日	附註
a) 一九九三年購股權計劃					
二零零零年一月三日	1.15港元	20,869,566	—	20,869,566	(i)
b) 二零零二年購股權計劃					
二零零四年五月二十五日	3.15港元	112,454,870	(5,000,000)	107,454,870	(i)
二零零四年七月八日	3.95港元	918,800	—	918,800	(ii)
二零零四年九月二十二日	4.20港元	5,000,000	—	5,000,000	(i)
		118,373,670	(5,000,000)	113,373,670	
		139,243,236	(5,000,000)	134,243,236	

附註：

(i) 於二零零六年十二月三十一日及二零零五年十二月三十一日尚未行使之購股權乃授予董事，並可由個別授出日期起計十年內行使。

(ii) 於二零零六年十二月三十一日及二零零五年十二月三十一日尚未行使之購股權乃授予僱員，並可由個別授出日期起計五年內行使。

附註三十三 儲備

a) 集團

	2006 (港幣千元)	2005 (港幣千元)
股份溢價賬	5,066,027	4,095,965
資本贖回儲備賬	5,945	5,771
法定儲備賬	8,905	7,548
投資重估價值儲備賬	167,131	14,552
對沖儲備賬	(6,417)	1,885
滙兌儲備賬	11,724	5,389
損益賬	2,776,954	2,399,188
	8,030,269	6,530,298

本集團於截至二零零六年十二月三十一日及二零零五年十二月三十一日止兩個年度儲備之變動於財務報表第六十頁至第六十七頁之綜合權益變動表中呈列。

股份溢價及資本贖回儲備之運用分別受香港公司條例第48B條及第49H條規限。

法定儲備乃根據澳門特別行政區之商業法規，若干附屬公司及聯營公司須從其溢利中撥出一部份不可分派之儲備

投資重估價值儲備乃根據財務報表附註第二(n)項所載可出售投資之會計政策，用作處理在結算日持有之可出售投之公平價值之累積變動淨值。

對沖儲備乃根據財務報表附註第二(p)項所載現金流量對沖之會計政策，包含用作現金流量對沖的對沖工具之公平值之累積變動淨值之有效部份，有待其後確認。

滙兌儲備乃根據財務報表附註第二(x)項所載外幣之會計政策，包含由於折算海外營運公司的財務報表而產生的所滙兌差異。

附註三十三　儲備(續)

b) 公司

	股份溢價賬 (港幣千元)	資本贖回儲備賬 (港幣千元)	損益賬 (港幣千元)	總額 (港幣千元)
二零零五年一月一日	4,081,491	5,019	720,690	4,807,200
本年度溢利	—	—	149,462	149,462
行使購股權	14,500	—	—	14,500
發行股份之費用	(26)	—	—	(26)
回購股份	—	752	(19,578)	(18,826)
回購股份之費用	—	—	(76)	(76)
股息	—	—	(146,142)	(146,142)
二零零五年十二月三十一日	4,095,965	5,771	704,356	4,806,092
本年度溢利	—	—	397,742	397,742
因收購附屬公司而發行股份	936,404	—	—	936,404
行使購股權	33,729	—	—	33,729
發行股份之費用	(71)	—	—	(71)
回購股份	—	174	(6,236)	(6,062)
回購股份之費用	—	—	(23)	(23)
股息	—	—	(278,534)	(278,534)
二零零六年十二月三十一日	**5,066,027**	**5,945**	**817,305**	**5,889,277**

於二零零六年十二月三十一日，本公司可供分配予股東的儲備為992,546,000港元(二零零五年：798,047,000港元)，其中175,241,000港元(二零零五年：93,691,000港元)為擬派末期股息。

本公司股東應佔綜合溢利中包括已計入本公司的財務報表的溢利為397,258,000港元(二零零五年：121,381,000港元)。

附註三十四　綜合現金流量表

a) 收購附屬公司權益

	2006 (港幣千元)	2005 (港幣千元)
收購資產淨值		
物業、機器及設備	—	138
存貨	—	587
共同控制企業	978,713	—
共同控制企業欠款	201,788	—
貿易及其他應收賬款	277,237	—
現金及銀行結餘	584	—
尚欠本集團款項	(197,881)	—
貿易及其他應付賬款	(277,820)	—
	982,621	725
於收購資產之公平價值淨額的權益 超過收購附屬公司成本之數額	(22,689)	—
來自收購之商譽	—	2,275
	959,932	3,000
支付方式		
本公司普通股按公平價值	959,932	—
已付現金代價	—	2,200
應付現金代價	—	800
	959,932	3,000
收購附屬公司權益的現金流入／(流出)		
已付現金代價	—	(2,200)
收購所得現金及銀行結餘	584	—
	584	(2,200)

二零零六年的收購詳情概列於財務報表附註第三十五項。

附註三十四　綜合現金流量表(續)

b) 現金及等同現金之分析

	2006 (港幣千元)	2005 (港幣千元)
投資基金(附註第十九項)	25,260	13,581
銀行存款、現金及銀行結餘(附註第二十六項)	3,427,514	3,864,250
綜合現金流量表內之現金及等同現金	3,452,774	3,877,831

於結算日，現金及等同現金包括附屬公司持有的現金及銀行結餘22,697,000港元(二零零五年：16,355,000港元)，該等款項因受貨幣兌換限制，不能自由地滙出予本集團。

c) 主要非現金交易

(i) 年內，本公司發行94,110,954股普通股以作為收購附屬公司的代價，詳情概列於財務報表附註第三十五(a)項。

(ii) 年內，投資股息收入中59,268,000港元(二零零五年：60,543,000港元)透過與投資公司的往來賬戶支付。

附註三十五　收購附屬公司權益

a) 收購建城投資有限公司(建城)

	賬面值 (港幣千元)	公平價值 (港幣千元)
收購資產淨值		
共同控制企業	(5,587)	978,713
共同控制企業欠款	201,788	201,788
貿易及其他應收賬款	277,237	277,237
現金及銀行結餘	29	29
尚欠本集團款項	(197,881)	(197,881)
貿易及其他應付賬款	(277,265)	(277,265)
	(1,679)	982,621
於收購資產之公平價值淨額的權益超過收購附屬公司成本之數額		(22,689)
		959,932
支付方式		
本公司普通股按公平價值		959,932

於二零零六年六月七日，本集團全資擁有的附屬公司Right City International Limited完成收購建城之全部已發行股本，其主要資產為共同控制企業基城投資有限公司(基城)的百分之五十一權益。基城間接全資擁有拾富物業股份有限公司(拾富)。拾富擁有位於澳門外港新填海區B區B2街區B地段的物業地盤的土地特許權。

附註三十五 收購附屬公司權益(續)

a) 收購建城投資有限公司(建城)(續)

本公司發行94,110,954股普通股以作為收購代價。此代價乃(如本公司二零零五年十月二十一日之通函所述)參考二零零四年中旬上述物業地盤之市值而釐定，並無計入澳門樓價其後的增長。用作支付收購代價而發行的普通股，其公平價值根據收購完成當日的買入報價計算。於共同控制企業的應佔權益的公平價值調整主要源自其持有之土地特許權的公平價值。由於收購資產之公平價值淨額超過已支付代價之公平價值，因此本集團已於綜合損益賬內確認超過之數額。

在收購日至結算日之期間建城為本集團帶來之收益不重大並帶來14,400,000港元之虧損。

假設收購於二零零六年一月一日完成，本集團本年度總收益及溢利則分別為2,771,996,000港元及1,183,899,000港元。假設下的本年度溢利增加主因是收購資產之公平價值淨額超過已支付代價之公平價值之數額會增加，而增加則為土地特許權價值上升及發行的普通股價值減低導致。以上備考資料僅供說明之用，並不一定能作為假設收購於二零零六年一月一日完成則本集團收益及營運業績會達到的指標，亦不擬此作為對未來業績的預測。

收購之初步會計只是暫定，原因為收購成本將受到如本公司二零零五年十月二十一日之通函所定義之現金調整(若有)影響。現金調整於建築完成前未能確切計量，須待建築完成時才對收購成本作出調整。

b) 收購其他附屬公司的總體影響

	2006 公平價值 及賬面值 (港幣千元)	2005 公平價值 及賬面值 (港幣千元)
收購資產淨值		
物業、機器及設備	—	138
存貨	—	587
現金及銀行結餘	555	—
貿易及其他應付賬款	(555)	—
	—	725
來自收購之商譽	—	2,275
	—	3,000
支付方式		
已付現金代價	—	2,200
應付現金代價	—	800
	—	3,000

在收購日至結算日之期間本集團二零零六年內收購的其他附屬公司為本集團沒有帶來收益並帶來32,000港元之虧損

假設收購於二零零六年一月一日完成，本集團本年度總收益及溢利則分別為2,771,996,000港元及881,939,000港元

附註三十六　分類資料

業務分類

集團

2006

	運輸 (港幣千元)	地產 (港幣千元)	酒店及消閒 (港幣千元)	投資及其他 (港幣千元)	各分類間之撇銷 (港幣千元)	綜合 (港幣千元)
營業額及收益						
對外營業額	1,798,201	298,640	291,234	120,729	—	2,508,804
各分類間之營業額	141,119	2,096	32,803	—	(176,018)	—
其他收益	67,029	933	696	40,833	—	109,491
	2,006,349	301,669	324,733	161,562	(176,018)	2,618,295
分類業績	236,721	84,024	26,834	102,119	—	449,698
投資物業公平價值之變動	—	62,065	—	—	—	62,065
未分配收入						3,759
未分配支出						(88,153)
利息收入						153,701
經營溢利						581,070
於收購資產之公平價值淨額的權益超過收購附屬公司成本之數額	—	22,689	—	—	—	22,689
融資成本						(47,866)
所佔聯營公司業績	412	347,835	50,750	1,516	—	400,513
所佔共同控制企業業績	5,789	(23,713)	—	326	—	(17,598)
除稅前溢利						938,808
稅項						(56,831)
除稅後溢利						881,977

附註三十六　分類資料(續)

業務分類(續)

集團

2006

	運輸 (港幣千元)	地產 (港幣千元)	酒店及消閒 (港幣千元)	投資及其他 (港幣千元)	各分類間之撇銷 (港幣千元)	綜合 (港幣千元)
資產						
分類資產	2,541,762	5,850,554	692,532	1,435,121	(33,726)	10,486,243
聯營公司	3,566	546	205,311	1,347	—	210,770
共同控制企業	24,540	958,179	(20,533)	—	—	962,186
未分配資產						1,881,334
總資產						13,540,533
負債						
分類負債	359,223	446,868	59,617	18,476	(33,726)	850,458
未分配負債						1,953,302
總負債						2,803,760
其他資料						
資本開支	50,985	25,051	82,729	6,767		
折舊	112,510	4,472	4,218	1,004		
攤銷						
一租賃土地	2,976	179	10,417	—		
一無形資產	—	—	—	89		
減值虧損						
一商譽	—	2,275	—	—		
一應收賬款	—	52	1,991	—		

附註三十六　分類資料(續)

業務分類(續)

集團

2005(重新列賬)

	運輸 (港幣千元)	地產 (港幣千元)	酒店及消閒 (港幣千元)	投資及其他 (港幣千元)	各分類間之撇銷 (港幣千元)	綜合 (港幣千元)
營業額及收益						
對外營業額	1,638,103	496,655	257,895	96,365	—	2,489,018
各分類間之營業額	77,144	1,739	30,264	—	(109,147)	—
其他收益	27,098	2,177	807	21,596	—	51,678
	1,742,345	500,571	288,966	117,961	(109,147)	2,540,696
分類業績	187,990	145,928	28,239	90,322	—	452,479
投資物業公平價值之變動	—	134,483	—	—	—	134,483
未分配收入						3,623
未分配支出						(83,301)
利息收入						100,533
經營溢利						607,817
融資成本						(33,725)
所佔聯營公司業績	354	12,205	57,415	1,631	—	71,605
所佔共同控制企業業績	4,186	(475)	(5,149)	—	—	(1,438)
除稅前溢利						644,259
稅項						(63,266)
除稅後溢利						580,993

附註三十六　分類資料(續)

業務分類(續)

集團

2005

	運輸 (港幣千元)	地產 (港幣千元)	酒店及消閒 (港幣千元)	投資及其他 (港幣千元)	各分類間之撇銷 (港幣千元)	綜合 (港幣千元)
資產						
分類資產	2,222,997	5,023,592	559,078	1,163,562	(21,455)	8,947,77
聯營公司	3,154	(258)	192,228	1,831	—	196,95
共同控制企業	18,796	16,290	(20,533)	—	—	14,55
未分配資產						2,696,50
總資產						11,855,79
負債						
分類負債	291,760	550,587	28,732	796	(21,455)	850,42
未分配負債						2,042,24
總負債						2,892,66
其他資料						
資本開支	113,856	19,873	11,726	640		
折舊	112,832	2,831	2,830	241		
租賃土地攤銷	2,976	172	10,417	—		
應收賬款之減值虧損	—	12	3,606	—		

地區分類

集團

	香港 (港幣千元)	澳門 (港幣千元)	其他 (港幣千元)	綜合 (港幣千元)
2006				
營業額及收益	**1,312,638**	**1,118,150**	**187,507**	**2,618,29**
分類資產	**8,891,719**	**4,049,286**	**599,528**	**13,540,53**
資本開支	**155,958**	**15,566**	**1,680**	
2005				
營業額及收益	1,481,336	897,574	161,786	2,540,69
分類資產	9,261,575	2,057,224	536,992	11,855,79
資本開支	118,338	26,374	2,060	

附註三十七　重大關連人士交易

a) 年內重大關連人士交易詳情如下：

	附註	2006 (港幣千元)	2005 (港幣千元)
澳門娛樂集團	(i)		
澳門娛樂股息收入		108,541	93,341
售予澳門娛樂集團船票	*	462,453	474,104
就澳門娛樂集團購買的船票向澳門娛樂集團授出的折扣	*	23,038	23,594
就澳門娛樂集團銷售的船票向澳門娛樂集團支付的佣金	*	17,540	15,388
就管理酒店及澳門旅遊塔會展娛樂中心向澳門娛樂收取的費用	*	34,390	37,134
就澳門船務向澳門娛樂集團購入燃料	*	248,976	189,269
澳門娛樂集團代本集團收取在澳門銷售船票及提供有關服務的金額		404,336	310,129
就澳門船務開支向澳門娛樂集團償還的金額		136,605	145,590
澳門娛樂集團償還其分享的員工開支及行政資源		30,183	29,725
聯營公司			
付予聯營公司之保險費		34,948	33,992
共同控制企業			
代共同控制企業收取渡輪乘客處理費		40,844	32,190
共同控制企業償還市場及推廣開支		19,488	—
主要管理人員			
根據與新世界發展有限公司(新世界發展)之共同控制企業訂立的渡輪服務合作協議而收取的費用	(ii) *	30,000	30,000
董事酬金	(iii)		
薪金及其他短期僱員福利		29,184	27,711
退休福利		1,063	1,072
其他關連人士			
就出售船票而付予香港中國旅行社有限公司(香港中旅)的佣金	(iv) *	32,803	28,675
香港中旅代本集團收取銷售船票及提供有關服務的淨收入	(iv)	184,523	127,079
付予香港寶嘉建築有限公司(香港寶嘉)之設計及建築費	(v)	51,015	—

附註三十七　重大關連人士交易(續)

b) 於結算日，本集團與關連人士之往來款如下：

	附註	2006 (港幣千元)	200 (港幣千元
澳門娛樂集團	(i)		
應收澳門娛樂集團淨額	(vi)	**36,936**	7,95
澳門娛樂向附屬公司提供之少數股東貸款	(vii)*	**100,000**	100,00
存於澳門娛樂之附屬公司誠興銀行有限公司的銀行戶口		**22,446**	14,80
聯營公司			
聯營公司欠款	(viii)	**269,596**	302,61
共同控制企業			
共同控制企業欠款	(ix)	**417,831**	34,28
應付共同控制企業之建築成本		**30,148**	40,36
主要管理人員			
新世界發展向附屬公司提供之少數股東貸款	(x)	**155,044**	176,17
何鴻燊博士實益擁有之公司向附屬公司提供之少數股東貸款	(xi)*	**112,747**	117,90
附屬公司付予Sai Wu Investimento Limitada (Sai Wu)之可退還按金	(xii)*	**500,000**	-
其他關連人士			
Dragages Investments Limited(DI)向附屬公司提供之少數股東貸款	(v)	**17,454**	-
新鴻基地產發展有限公司(新地)向附屬公司提供之少數股東貸款	(x)	**466,674**	533,70

c) 年內，本集團完成收購建城，本公司發行94,110,954股普通股予Classic Time Developments Limited (Classic Tim 作為代價。建城以往由Classic Time全資擁有，Classic Time由何超瓊女士全資擁有，何超瓊女士為本公司董事及 東。此關連交易之詳情概列於財務報表附註第三十五(a)項。

收購完成後，建城代Classic Time收取277,000,000港元，此數額乃出售基城百分之四十九權益予一家由置地控股 限公司間接全資擁有之附屬公司的代價餘額。

附註：

(i) 本公司董事何鴻燊博士、拿督鄭裕彤博士、莫何婉穎女士、何超瓊女士及岑康權先生擁有澳門娛樂之實益權益。何鴻燊博士 拿督鄭裕彤博士(一企業董事之委任代表)、莫何婉穎女士、何超瓊女士及岑康權先生為澳門娛樂之董事。澳門娛樂為本公 主要股東之一。

(ii) 拿督鄭裕彤博士為新世界發展主席。

(iii) 董事酬金之詳情披露於財務報表附註第七項。

(iv) 香港中旅為香港中旅國際投資有限公司之附屬公司。香港中旅國際投資有限公司為一家附屬公司的少數股東。

附註三十七 重大關連人士交易(續)

附註：(續)

(v) 附屬公司合天集團有限公司(合天)持有位於香港國際機場的酒店發展項目。合天由本集團佔百分之七十，DI佔百分之三十。DI為香港寶嘉的全資附屬公司。少數股東貸款屬無抵押、免息及無固定還款期。

(vi) 應收澳門娛樂集團淨額包括無抵押免息往來賬及貿易及其他應收應付賬款。

(vii) 附屬公司信德娛樂服務股份有限公司持有澳門地盤的發展權。該附屬公司由本集團佔百分之八十，澳門娛樂佔百分之二十。少數股東貸款屬無抵押、免息及無固定還款期。

(viii) 聯營公司欠款屬無抵押及無固定還款期。往年已撥備的減值虧損為10,000,000港元(二零零五年：10,000,000港元)。
其中258,461,000港元(二零零五年：291,475,000港元)以年利率百分之六(二零零五年：百分之六)計息，而餘額則免息。年內相關利息收入為17,316,000港元(二零零五年：16,746,000港元)。於結算日，應收利息469,000港元(二零零五年：14,138,000港元)尚未償還。

(ix) 共同控制企業欠款屬無抵押。
其中9,200,000港元(二零零五年：9,200,000港元)應要求償還，333,540,000港元(二零零五年：無)於二零一零年十二月五日或之前償還，30,440,000港元(二零零五年：無)於其中一方發出通知後償還，而餘額則無固定還款期。
其中7,200,000港元(二零零五年：7,200,000港元)以年利率百分之五(二零零五年：百分之五)計息，333,540,000港元(二零零五年：無)以香港銀行同業拆息加百分之三(二零零五年：無)的年利率計息，而餘額則免息。年內相關利息收入為13,476,000港元(二零零五年：360,000港元)。於結算日，應收利息17,424,000港元(二零零五年：360,000港元)尚未償還。

(x) 附屬公司隆益投資有限公司(隆益)及Treasure Peninsula Limited(TPL)分別持有寶翠園發展項目及為寶翠園買家提供二按貸款。隆益及TPL均由本集團佔百分之五十一，新地佔百分之二十九，新世界發展佔百分之十，無關連第三者佔百分之十。新世界發展及新地向隆益提供之少數股東貸款屬無抵押、以香港銀行同業拆息加百分之零點五八(二零零五年：香港銀行同業拆息加百分之零點五八)之年利率計息及無固定還款期。新世界發展及新地向TPL提供之少數股東貸款屬無抵押、免息及無固定還款期。新地亦向附屬公司Onluck Finance Limited(OFL)提供少數股東貸款*。OFL為昇悅居買家提供二按貸款。OFL由本集團佔百分之六十四點五六，新地佔百分之三十五點四四。少數股東貸款屬無抵押、免息及無固定還款期。

(xi) 附屬公司信德文化廣場有限公司(信德文化)擁有廣州信德商務大廈百分之百權益。信德文化由本集團佔百分之六十，一家由何鴻燊博士擁有實益權益的公司佔百分之四十。少數股東貸款屬無抵押、免息及無固定還款期。

(xii) 附屬公司信德南灣投資有限公司(信德南灣)與Sai Wu訂立有條件買賣協議，以收購澳門南灣澳門塔毗鄰物業地盤土地發展權之權益。Sai Wu的股權分配，由何鴻燊博士實益佔百分之六十，其他獨立第三者佔百分之四十。年內，信德南灣付予Sai Wu可退還按金以順延收購完成日至二零零七年六月三十日或之前，而沒有更改代價或收購之其他條款。

* 此等關連人士交易按香港聯合交易所有限公司證券上市規則亦構成須披露之關連交易或持續關連交易。

附註三十八　公積金計劃

本集團已根據強制性公積金計劃條例於二零零零年十二月設立強制性公積金(強積金)計劃。由於本集團現行公積金
劃已獲豁免，所有員工均可選擇加入強積金計劃或維持原有計劃。如員工選擇加入強積金計劃，本集團和員工均須以
僱員有關入息(以20,000港元為上限)之百分之五作為供款。員工可選擇高於此最低供款額之自願性供款。

本集團現行公積金計劃為定額供款計劃，包括所有選擇不加入強積金計劃之合資格員工。本集團和員工均須每月以僱
員基本薪金之百分之五作為供款。

上述強積金計劃及現行公積金計劃的資產均由獨立信託人管理。本集團於截至二零零六年十二月三十一日止年度之
益賬中扣除之供款為18,008,000港元(二零零五年：22,008,000港元)。兩年均沒有因員工退出現行公積金計劃而被沒
僱主供款以抵銷本集團供款。於結算日，本集團有22,906,000港元(二零零五年：22,219,000港元)之沒收供款可用以
銷日後本集團對有關計劃的供款。

附註三十九　承擔

a) 資本承擔

	集團	
	2006 (港幣千元)	2005 (港幣千元)
已簽約但未撥備	**858,736**	39,085
已批准但未簽約	**22**	—
	858,758	39,085

於結算日，本集團尚有以下承擔：

(i) 支付現金250,000,000港元(二零零五年：750,000,000港元)及發行148,883,374股(二零零五年：148,883,374股
本公司之普通股，用作收購澳門南灣澳門塔毗鄰物業地盤土地發展權之權益。

(ii) 本集團所佔共同控制企業注資及貸款2,308,000,000港元(二零零五年：6,000,000港元)以提供中國大陸及澳門
個項目所需資金。

於結算日，本公司注資附屬公司的承擔為3,373,000港元(二零零五年：無)。

附註三十九　承擔(續)

b) 租賃承擔

不能取消之營運租約下，來年應付最低租金總額如下：

	集團	
	2006	2005
	(港幣千元)	(港幣千元)
第一年內	**5,948**	4,379
第二至第五年內	**6,925**	3,333
第五年後	**—**	494
	12,873	8,206

按營運租賃持有土地之租賃安排概列於財務報表附註第十四項、第二十二項及第二十三項。除此等租賃外，本集團之營運租約期介乎一年至七年。

c) 來年應收最低租金

不能取消之營運租約下，來年應收最低租金總額如下：

	集團	
	2006	2005
	(港幣千元)	(港幣千元)
第一年內	**97,659**	97,057
第二至第五年內	**121,124**	115,892
第五年後	**41,107**	33,589
	259,890	246,538

本集團之營運租約期介乎一年至二十年。

d) 物業發展承擔

本集團物業發展項目下已簽約之承擔為461,052,000港元(二零零五年：95,592,000港元)，其中397,387,000港元(二零零五年：無)為本集團所佔共同控制企業之此等承擔。

附註四十　或然負債

	集團		公司	
	2006	2005	**2006**	2005
	(港幣千元)	(港幣千元)	**(港幣千元)**	(港幣千元)
本公司為附屬公司取得信貸提供擔保	**—**	—	**647,000**	753,200
本公司為本集團取得銀行擔保提供擔保	**59,247**	—	**59,247**	—
未支付信用狀	**16,515**	3,880	**—**	—

除以上所述者外，本集團在一份營運協議下為共同控制企業尚欠第三者款項向此第三者提供擔保。於結算日，本集團所佔此等或然負債為2,232,000港元(二零零五年：1,557,000港元)。

附註四十一　財務風險管理

本集團採用穩健的財務風險管理政策及注重減低對本集團表現的潛在不利影響。本集團業務承擔下列風險：

a) 利率風險

本集團因計息資產及負債受利率變動之影響而承擔利率風險。下表載列本集團於二零零六年十二月三十一日及二零零五年十二月三十一日按到期日劃分承擔利率風險之主要財務工具之賬面值：

	不超過一年 (港幣千元)	超過一年，但少於兩年 (港幣千元)	超過兩年，但少於五年 (港幣千元)	超過五年 (港幣千元)	沒有固定還款期 (港幣千元)	總額 (港幣千元)	實際年利率 %
2006							
浮息							
應收按揭貸款	3,672	4,205	13,668	64,285	—	85,830	9.7
可出售投資	—	—	13,909	3,405	—	17,314	1.8
共同控制企業欠款	—	—	333,540	—	—	333,540	6.8
嵌入衍生工具之銀行存款	—	77,790	—	—	—	77,790	0.6
銀行結餘	108,489	—	—	—	—	108,489	2.7
銀行借貸	91,742	779,982	4,015	50,985	—	926,724	4.5
少數股東貸款	—	—	—	—	26,950	26,950	4.4
定息							
聯營公司欠款	—	—	—	—	258,461	258,461	6.0
共同控制企業欠款	7,200	—	—	—	—	7,200	5.0
可出售投資	—	3,770	5,652	—	—	9,422	3.8
銀行存款	3,209,613	—	—	—	—	3,209,613	4.1
2005							
浮息							
應收按揭貸款	21,001	14,219	44,570	224,310	—	304,100	9.8
可出售投資	—	—	13,679	6,853	—	20,532	4.3
銀行結餘	168,063	—	—	—	—	168,063	2.2
銀行借貸	166,995	194,742	654,982	—	—	1,016,719	4.6
少數股東貸款	—	—	—	—	26,950	26,950	4.6
定息							
聯營公司欠款	—	—	—	—	291,475	291,475	6.0
共同控制企業欠款	7,200	—	—	—	—	7,200	5.0
可出售投資	15,457	—	9,380	—	—	24,837	4.4
銀行存款	3,616,566	—	—	—	—	3,616,566	4.0

附註四十一　財務風險管理(續)

b) 貨幣風險

本集團因持有以美元、澳門幣、人民幣及新加坡元為單位的財務資產而承擔貨幣風險。下表載列本集團於二零零六年十二月三十一日及二零零五年十二月三十一日承擔貨幣風險之主要財務工具之賬面值：

	貨幣單位				
	美元 (港幣千元)	澳門幣 (港幣千元)	人民幣 (港幣千元)	新加坡元 (港幣千元)	總額 (港幣千元)
2006					
可出售投資	**78,140**	—	—	—	**78,140**
其他非流動資產	**97,092**	—	—	—	**97,092**
銀行存款	**560,316**	—	—	—	**560,316**
現金及銀行結餘	**13,158**	**12,874**	**22,697**	—	**48,729**
2005					
可出售投資	73,920	—	—	—	73,920
其他非流動資產	14,930	—	—	—	14,930
銀行存款	599,090	—	—	—	599,090
現金及銀行結餘	4,434	6,634	15,289	6,107	32,464

c) 價格風險

本集團因持有上市股本證券、股票掛鈎票據及股票遠期銷售合約而承擔股本價格風險。本集團亦因持有若干財務工具而承擔商品價格風險，此等財務工具之資料載於財務報表附註第二十一項。

d) 信貸風險

信貸風險的最高承擔為綜合資產負債表上各財務資產的賬面值。本集團有信貸風險高度集中於一家聯營公司欠款258,461,000港元(二零零五年：291,475,000港元)及一家共同控制企業欠款350,564,000港元(二零零五年：無)。該聯營公司及共同控制企業財務狀況穩健，故此董事認為信貸風險輕微。應收按揭貸款以物業之第二按揭作抵押，減低其信貸風險。貿易應收賬款按財務報表附註第二十四項所載之信貸政策管理。董事認為本集團其他財務工具(主要包括現金及等同現金)的交易對手均擁有高度之信貸可信性，故此信貸風險有限。

e) 流動性風險

本集團的政策乃安排足夠資金，以作為營運資金及投資項目的所需現金。此外，本集團亦有備用之銀行融資以應付突發事項的需要。

附註四十一　財務風險管理(續)

f) 燃料對沖

本集團參與燃料對沖活動，以減低燃料價格波動的風險。為達到此目標，本集團的政策允許在認可交易對手及於認可對沖量內審慎使用認可衍生工具(如掉期及期權)。此等衍生工具僅用於風險管理用途，並不會使本集團承擔市場風險，因其任何市值上的變動將會被用以對沖的燃料成本的變動所抵銷。本集團之對沖衍生工具載於財務報表附註第二十五項。

附註四十二　比較數字

與調派員工及相關費用有關的收入及支出共15,044,000港元，於二零零五年分別列為收入及支出，為配合本年度呈報方式已改為互相抵銷以淨額入賬。

附註四十三　通過財務報表

本財務報表經董事會於二零零七年四月十六日通過。

主要附屬公司、聯營公司及合營投資

	註冊地點／主要經營地點	發行及已繳足普通股本／註冊資本	本集團所佔股權百分比	主要業務
運輸				
信德輪船有限公司	香港	2港元	100	投資控股
Interdragon Limited	英屬處女群島	10,000美元	60	投資控股
信德中旅船務投資有限公司	英屬處女群島	10,000美元	42.6	投資控股
Glowfield Group Limited	英屬處女群島	27美元	42.6	投資控股
信德中旅輪船有限公司	英屬處女群島	2美元	42.6	投資控股
信德中旅船務管理有限公司	香港／ 香港－澳門	200港元 1,000,000港元+	42.6	船務管理
海洋造船工程有限公司	香港	200港元 100,000港元+	42.6	建造及修理船舶
華顯投資有限公司	香港／ 香港－澳門	2港元 2港元+	42.6	航運
遠東水翼船務有限公司	香港／ 香港－澳門	2,000港元 5,000,000港元+	42.6	航運
港澳飛翼船有限公司	香港／ 香港－澳門	10,000,000港元	42.6	航運
Ravenser Enterprises Limited	香港／ 香港－澳門	20港元 1,000,000港元+	42.6	航運
大德興船務有限公司	香港／ 香港－澳門	200港元 5,200,000港元+	42.6	航運
地產－香港				
信德發展有限公司	香港	27,840,000港元	100	投資控股
Bonsuric Company Limited	香港	2港元	100	物業發展
Garraton Investment Limited	香港	1,000港元	100	物業投資
Goform Limited	香港	2港元	100	物業投資
可時發展有限公司	香港	2港元	100	物業投資
Iconic Palace Limited	香港	20港元	100	物業投資
Shun Tak Property Investment & Management Holdings Limited	香港	2港元	100	物業投資及管理
隆益投資有限公司	香港	100港元	51	物業投資及發展
Treasure Peninsula Limited	香港	1,000港元	51	二按貸款
地產－澳門				
Eversun Company Limited	香港／澳門	200港元	100	物業投資
信德南灣投資有限公司	澳門	澳門幣25,000元	100	物業發展
基城投資有限公司**	英屬處女群島／ 澳門	10,000美元^	51	物業發展
氹仔城市發展有限公司	澳門	澳門幣 10,000,000元#	25	物業投資及發展

	註冊地點／主要經營地點	發行及已繳足普通股本／註冊資本	本集團所佔股權百分比	主要業務
地產－國內				
信德文化廣場有限公司	香港	10港元	60	投資控股
廣州信德房地產有限公司**	中國	130,000,000港元@	60	物業投資
酒店及消閒				
Florinda Hotel International Limited	英屬處女群島／澳門	1美元	100	酒店管理
信德旅遊有限公司	香港	2,000,000港元	100	旅行社服務
信德娛樂服務股份有限公司	澳門	澳門幣 1,000,000元	80	物業持有
合天集團有限公司**	香港	10,000港元	70	酒店發展
Excelsior－Hoteis e Investimentos, Limitada**	澳門	澳門幣 20,000,000元#	50	經營酒店
海島旅遊發展有限公司	澳門	澳門幣 200,000,000元#	35	酒店及高爾夫球會所業務
財務				
信德財務有限公司	香港	2港元	100	財務管理
Shun Tak Finance (Overseas) Limited	澤西	12美元	100	財務管理
		26,360美元*	100	
Step Ahead International Limited	英屬處女群島／香港	1美元	100	一般投資

上表所列乃董事認為對本集團之業績及資產淨值有相當影響之主要附屬公司、聯營公司及合營投資。以董事之意見，若將全部附屬公司、聯營公司及合營投資之詳細資料列出，則會過於冗長。

除信德輪船有限公司、信德發展有限公司、Shun Tak Property Investment & Management Holdings Limited及Step Ahea International Limited為本公司直接擁有的全資附屬公司外，上表所列其他附屬公司、聯營公司及合營投資均為間接擁有。

\+ *沒有投票權之遞延權益股*
* *可贖回優先股*
@ *註冊資本*
\# *聯營公司*
^ *合營投資*
** *非由屈洪疇會計師事務所有限公司審核之公司*

五年財務概要

	2006 (港幣百萬元)	2005 (港幣百萬元)	2004 (港幣百萬元)	2003 (港幣百萬元)	2002 (港幣百萬元)
綜合損益表					
營業額	**2,509**	2,489	3,749	5,151	5,015
本公司股東應佔溢利	**664**	364	480	327	378
股息總額	**279**	146	231	97	148
綜合資產負債表					
非流動資產	**7,919**	6,388	6,595	7,478	7,872
流動資產	**5,622**	5,468	5,548	5,429	7,498
流動負債	**(814)**	(780)	(1,421)	(1,296)	(2,176)
非流動負債	**(1,990)**	(2,113)	(2,197)	(3,832)	(5,552)
資產淨值	**10,737**	8,963	8,525	7,779	7,642
股本	**548**	520	520	486	486
儲備	**8,030**	6,530	6,220	5,875	5,698
擬派股息	**175**	94	135	68	68
本公司股東應佔權益	**8,753**	7,144	6,875	6,429	6,252
少數股東權益	**1,984**	1,819	1,650	1,350	1,390
權益總值	**10,737**	8,963	8,525	7,779	7,642
發行及已繳足股份數目（百萬股）	**2,191**	2,082	2,080	1,942	1,942
業績數據					
每股盈利（港仙）					
一基本	**31.0**	17.5	23.7	16.8	20.5
一攤薄後	**29.7**	16.8	22.7	16.7	20.5
每股股息（港仙）					
一中期	**4.5**	2.5	4.5	1.5	3.5
一末期	**8.0**	4.5	6.5	3.5	3.5
盈利派息比率	**2.5**	2.5	2.2	3.4	2.9
流動資產與流動負債比率	**6.9**	7.0	3.9	4.2	3.4
資本與負債比率(%)	**—**	—	—	—	25.6
本公司股東應佔權益回報率(%)	**7.6**	5.1	7.0	5.1	6.0
每股資產淨值（港元）	**4.9**	4.3	4.1	4.0	3.9

發行及已繳足股份數目乃根據結算日已發行股份釐定。

資本與負債比率即淨借貸與本公司股東應佔權益之比例。

	2006	2005	2004	2003	2002
各部門職員					
總公司	**161**	137	146	129	123
運輸	**1,759**	1,741	1,669	1,654	1,701
地產	**294**	245	230	263	170
酒店及消閒	**121**	125	72	63	99
投資及其他	**86**	1	1	—	—

茲通告信德集團有限公司訂於二零零七年六月十四日(星期四)下午三時假座香港中環干諾道中200號信德中心招商局大廈一樓澳門賽馬會會所黃金閣召開股東週年常會,商議下列事項:

一. 省覽及通過截至二零零六年十二月三十一日止財政年度經審核之財政報告、董事會報告及核數師報告。

二. 宣派末期股息。

三. 重選董事。

四. 續聘核數師並釐定其酬金。

五. 作為特別事項考慮,及如認為適當,通過下列決議案為普通決議案:

普通決議案

「動議:

(甲) 在本決議案(乙)段之限制下,批准一般性及無條件授權本公司董事會在有關期間內行使權力以購回本公司股份;

(乙) 本公司根據本決議案(甲)段之批准按香港公司股份購回守則在香港聯合交易所有限公司或由證券及期貨事務監察委員會及香港聯合交易所有限公司就購回股份而認可之任何其他證券交易所購回之股份面值總額不得超過本決議案獲通過當日本公司已發行股本面值總額之百分之十,而上述之批准亦須受此限制;

(丙) 就本決議案而言:

「有關期間」指由本決議案通過之日至下列三者之較早日期之期間:

i. 本公司下次股東週年常會散會時;

ii. 依照公司條例規定本公司下次股東週年常會須予召開之期限屆滿時;及

iii. 本公司股東在股東常會上以普通決議案撤回或更改本決議案所授予之權力。」

六. 作為特別事項考慮,及如認為適當,通過下列決議案為普通決議案:

普通決議案

(一)「動議:

(甲) 在本決議案(丙)段之限制下,根據公司條例第57B條,批准一般性及無條件授權本公司董事會在有關期間內行使本公司之權力以便配發、發行及處置本公司股本中之額外股份,並作出或授予可能需要行使該項權力之售股建議、協議及期權(包括附有權利認購或轉換為本公司股份之認股權證、債券、債權證、票據及其他證券);

(乙)本決議案(甲)段之批准授權本公司董事會在有關期間作出或授予可能須於有關期間以後行使該項權力之售股建議、協議及期權(包括附有權利認購或轉換為本公司股份之認股權證、債券、債權證、票據及其他證券);

(丙)本公司董事會依據本決議案(甲)段批准配發或同意有條件或無條件配發(不論是否依據行使期權而配發者)之股本面值總額,惟不包括(i)供股、(ii)根據行使由本公司發行附有權利認購或可轉換為本公司股份之任何現有認股權證、債券、債權證、票據及其他證券之認購權或換股權、(iii)當時或將獲採納授予或發行本公司股份或購買本公司股份之權利之任何購股權計劃或類似安排或(iv)任何根據本公司組織章程細則而作出以配發股份代替本公司派發之全部或部份股息之以股代息計劃或類似安排,不得超過下列各項之總額:

(aa) 本決議案通過當日本公司已發行股本面值總額之百分之二十,另加:

(bb) (倘本公司董事會獲本公司股東另行通過普通決議案授權)在本決議案獲通過後本公司購回之本公司股本面值(最高以本決議案通過當日本公司已發行股本面值總額之百分之十為限),而上述之批准亦須受此限制;

(丁)就本決議案而言:

「有關期間」指由本決議案通過之日至下列三者之較早日期之期間:

i. 本公司下次股東週年常會散會時;

ii. 依照公司條例規定本公司下次股東週年常會須予召開之期限屆滿時;及

iii. 本公司股東在股東常會上以普通決議案撤回或更改本決議案所授予之權力;及

「供股」指本公司董事會於其所訂定之期間內向於其一指定記錄日期已名列本公司股東名冊之股份持有人(及,如適用,向本公司其他證券之合資格持有人),按彼等當時持有該等本公司股份(或,如適用,該等其他證券)之比例向彼等配股或發行有權認購本公司股份之期權、認股權證或其他證券(惟在所有情況下本公司董事會有權就零碎配額,或經考慮適用於本公司任何地域之法律之任何限制或責任或任何認可監管機構或證券交易所之規定後,作出其認為必須或權宜之豁免或其他安排)。」

(二)「動議批准授予本公司董事會行使本會議通告第六項所載第(一)項決議案(甲)段所述之本公司權力並就該決議案(丙)段之中(bb)分段所述之本公司股本事宜而行使該權力。」

七. 作為特別事項考慮，及如認為適當，通過下列決議案為普通決議案：

普通決議案

「動議批准於二零零七年十二月三十一日止財政年度期間之董事袍金，獨立非執行董事每位港幣二十萬元，其他董事每位港幣五仟元，其他董事酬金由董事會釐定，直至股東週年常會上另有決定為止。」

承董事會命

曾美珠
公司秘書

香港，二零零七年四月三十日

註冊辦事處：
香港中環
干諾道中200號
信德中心
西座39字頂樓

附註：

一. *凡有權出席上述通告召開常會及投票之本公司股東，均有權委任一位或兩位代表出席及於投票表決時代其投票，受委代表毋須為本公司股東。*

二. *代表委任表格連同授權簽署該表格之授權書或其他授權文件(指如有而言)或由公證人簽署證明之該授權書或授權文件副本，最遲須於常會或其續會召開時間四十八小時前送回本公司註冊辦事處，方為有效。*

三. *本公司將由二零零七年六月十一日(星期一)至二零零七年六月十四日(星期四)，首尾兩天包括在內，暫停辦理股份過戶登記手續；在該段其間內，所有轉讓均不被接納。為確定有權享有末期股息之資格，所有轉讓文件連同有關之股票最遲須於二零零七年六月八日(星期五)下午四時三十分前送達本公司股份過戶登記處，地址為香港皇后大道東183號合和中心17樓1712至1716號舖香港中央證券登記有限公司。*

四. *關於上述第五項議程，董事會特請股東注意一份將連同二零零六年年報一併寄予各股東之通函，該份通函將列出香港聯合交易所有限公司上市規則有關購回股份之重要條款。股東授予董事會購回股份之一般性授權於即將舉行之股東週年常會屆滿，因此，現尋求予以延續該項一般性授權。*

五. *關於上述第六項議程，董事會特表明現時並無計劃發行本公司任何額外新股(依據第(一)項決議案(丙)段所載第(ii)、(iii)或(iv)項議程而配發者除外)。股東授予董事會發行股份之一般性授權於即將舉行之股東週年常會屆滿，因此，現尋求予以延續該項一般性授權。*

SHUN TAK HOLDINGS LIMITED
Penthouse, 39th Floor, West Tower
Shun Tak Centre
200 Connaught Road Central
Hong Kong

信德集團有限公司
香港中環干諾道中二百號
信德中心西座三十九字頂樓

IMPORTANT

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Shun Tak Holdings Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

SHUN TAK

SHUN TAK HOLDINGS LIMITED

信德集團有限公司

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 0242)

PROPOSALS FOR

(1) GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES

AND

(2) RE-ELECTION OF DIRECTORS

30 April, 2007

SHUN TAK HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 0242)

Directors:
Dr. Stanley Ho (*Group Executive Chairman*)
Sir Roger Lobo**
Mr. Norman Ho**
Mr. Charles Ho**
Mr. Yeh V-Nee**
Dato' Dr. Cheng Yu Tung*
Mrs. Mok Ho Yuen Wing, Louise*
Ms. Pansy Ho (*Managing Director*)
Ms. Daisy Ho (*Deputy Managing Director*)
Dr. Ambrose So
Mr. Patrick Huen
Mr. Anthony Chan
Ms. Maisy Ho
Mr. Shum Hong Kuen, David

* Non-Executive Directors
** Independent Non-Executive Directors

Registered Office:
Penthouse 39th Floor,
West Tower, Shun Tak Centre,
200 Connaught Road Central,
Hong Kong.

30 April 2007

To the shareholders,

Dear Sir or Madam,

PROPOSALS FOR

(1) GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES AND (2) RE-ELECTION OF DIRECTORS

INTRODUCTION

(i) General Mandates

Pursuant to the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and the Hong Kong Companies Ordinance (Cap 32) (the "Companies Ordinance"), listed companies incorporated in Hong Kong may in certain circumstances, if authorized by their articles of association, purchase their own shares.

On 13 June 2006, general mandates were given by the Company to the directors of the Company (the "Directors") to exercise the powers of the Company to repurchase shares of HK$0.25 each of the Company ("Shares") and to issue new Shares. Under the Hong Kong Companies Ordinance and the Listing Rules, these general mandates will lapse at the conclusion of the forthcoming annual general meeting of the Company. Ordinary resolutions will therefore be proposed at the forthcoming annual general meeting of the Company to be held on 14 June 2007 (the "Annual General Meeting") for the grant of these general mandates.

The purpose of this circular (the "Circular") is to, inter alia, provide you with information regarding the proposed general mandates to repurchase Shares and to issue new Shares.

(ii) **Re-election of Directors**

In accordance with Articles 73, 77 and 79 of the Company's Articles of Association (the "Articles"), the Directors retiring by rotation at the Annual General Meeting are Ms. Ho Chiu Fung, Daisy, Dr. So Shu Fai, Ambrose, Mr. Shum Hong Kuen, David, Mr. Ho Tsu Kwok, Charles and Mr. Yeh V-Nee who, being eligible, offer themselves for re-election (the "Re-election").

The purpose of the Circular is to, inter alia, provide you with information regarding the proposed Re-election.

GENERAL MANDATE TO REPURCHASE SHARES

At the Annual General Meeting, the ordinary resolution set out in item 5 of the notice of the Annual General Meeting will be proposed which, if passed, will give the Directors a general and unconditional mandate to exercise the powers of the Company to repurchase Shares up to a maximum of 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date the resolution is passed (the "Repurchase Mandate"). The Repurchase Mandate shall have effect from the date of passing of the resolution at the Annual General Meeting until the next annual general meeting of the Company, or such earlier period as revoked or varied by ordinary resolution of the shareholders in general meeting.

An explanatory statement as required under the Listing Rules to provide the requisite information regarding the Repurchase Mandate, is set out in Appendix 1 to the Circular.

GENERAL MANDATE TO ISSUE SHARES

At the Annual General Meeting, the ordinary resolutions set out in item 6 of the notice of the Annual General Meeting will be proposed which, if passed, will give the Directors a general mandate to issue new Shares representing up to (i) 20 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date the resolution is passed plus (ii) the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of such resolution (the "Issue Mandate").

RE-ELECTION OF DIRECTORS

At the Annual General Meeting, the ordinary resolution set out in item 3 of the notice of the Annual General Meeting will be proposed which, if passed, will re-elect Ms. Ho Chiu Fung, Daisy, Dr. So Shu Fai, Ambrose, Mr. Shum Hong Kuen, David, Mr. Ho Tsu Kwok, Charles and Mr. Yeh V-Nee as Directors. Details of the above Directors required to be disclosed by the Listing Rules are set out in Appendix 2 to the Circular.

ANNUAL GENERAL MEETING

The notice of the Annual General Meeting, which contains, inter alia, proposed ordinary resolutions to approve the Repurchase Mandate, the Issue Mandate and the Re-election, is set out in the annual report 2006 of the Company accompanying the Circular.

There is enclosed a form of proxy for use at the Annual General Meeting. You are requested to complete the form of proxy and return it to the registered office of the Company in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding the meeting, whether or not you intend to be present at the meeting. The completion and return of the form of proxy will not prevent you from attending and voting in person at the Annual General Meeting should you wish to do so.

RECOMMENDATION

The Directors consider that the grant of the Repurchase Mandate and the Issue Mandate and the Re-election of Directors are in the interests of the Company and its shareholders as a whole and accordingly recommend shareholders at the Annual General Meeting to vote in favor of (i) the ordinary resolutions to be proposed to approve the Repurchase Mandate and the Issue Mandate respectively; and (ii) the ordinary resolution to be proposed to approve the Re-election.

PROCEDURES TO DEMAND POLL

The procedure by which shareholders may demand a poll at the Annual General Meeting is set out in Appendix 3 to the Circular.

RESPONSIBILITY STATEMENT

The Circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in the Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

Yours faithfully,
Stanley Ho
Group Executive Chairman

This appendix serves as an explanatory statement, as required by the Listing Rules, to provide requisite information to you for your consideration of the Repurchase Mandate and also constitutes the memorandum as required under Section 49BA(3) of the Companies Ordinance.

1. SHARE CAPITAL

As at 23 April, 2007, being the latest practicable date for ascertaining certain information in the Circular (the "Latest Practicable Date"), the issued share capital of the Company comprised 2,188,360,064 Shares. Subject to the passing of the ordinary resolution, and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 218,836,006 Shares (representing 10 per cent. of the issued Shares of the Company as at the Latest Practicable Date).

2. REASONS FOR REPURCHASES

The Directors believe that the flexibility afforded by the Repurchase Mandate would be beneficial to the Company and its shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years and if there are occasions in future when depressed market conditions arise, repurchases of Shares may support the share price and lead to an enhancement of the net asset value of the Company and/or its earnings per Share. It would then be beneficial to those shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of Shares repurchased by the Company.

3. FUNDING OF REPURCHASES

Repurchases would be funded entirely from the Company's available cashflow or working capital facilities which will be funds legally available for that purpose and in accordance with the Companies Ordinance and the Memorandum and Articles of Association ("Articles") of the Company.

The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the company or from the proceeds of a new issue of shares made for that purpose. The Companies Ordinance further provides that the amount of premium payable on repurchase may only be paid out of the distributable profits of the company. Where the repurchased shares were issued at a premium, any premium payable on repurchase may be paid out of the proceeds of a fresh issue of shares made for the purposes of the share repurchase up to certain limits specified by the Companies Ordinance.

There may be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 31 December 2006) in the event that the Repurchase Mandate were to be exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would in the circumstances have a material adverse effect on the working capital requirements or gearing position of the Company as may be determined by the Directors from time to time to be appropriate for the Company.

4. SHARE PRICES

The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the twelve months preceding the Latest Practicable Date were as follows:

	Highest	Lowest
	HK$	*HK$*
2006		
April	12.25	9.70
May	11.15	9.05
June	11.25	8.30
July	10.38	9.10
August	10.50	9.18
September	9.70	9.02
October	10.34	8.84
November	12.64	10.30
December	12.52	11.22
2007		
January	12.62	10.20
February	12.30	10.90
March	11.72	10.24

5. GENERAL

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Mandate in accordance with the Listing Rules and the Companies Ordinance.

If as a result of a share repurchase a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Hong Kong Code on Takeovers and Mergers (the "Takeover Code"). Accordingly, a shareholder or a group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code.

The Directors are not aware of any consequences, which may arise under the Takeover Code as a result of any purchases, which may be made under the Repurchase Mandate. As at the Latest Practicable Date, Shun Tak Shipping Company, Limited, Sociedade de Turismo e Diversões de Macau, S.A. ("STDM") and Dr. Stanley Ho (and his associates) were together beneficially interested in approximately 55.38 per cent. of the issued share capital of the Company. Based on these shareholdings, and in the event that the Directors were to exercise in full the power to repurchase Shares under the Repurchase Mandate, the combined shareholdings of Shun Tak Shipping Company, Limited, STDM and Dr. Stanley Ho (and his associates) would increase to approximately 61.54 per cent. of the issued share capital of the Company.

The Directors have no present intention to exercise the Repurchase Mandate to such an extent that such exercise would result in takeover obligations under the Takeover Code.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, has any present intention to sell any Shares to the Company under the Repurchase Mandate if such Repurchase Mandate is approved by the shareholders.

No other connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell any Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Mandate is approved by the shareholders.

6. SHARE PURCHASE MADE BY THE COMPANY

The Company will not purchase its Shares if less than 25 per cent. of its issued share capital is held by the public. The Company had purchased a total of 2,154,000 Shares on the Stock Exchange during the six months immediately preceding the Latest Practicable Date and details of which are as follows:

Date of Repurchases	Number of Shares Repurchased	Price per Share	
		Highest	Lowest
		HK$	*HK$*
6 March 2007	486,000	11.06	10.92
15 March 2007	1,052,000	11.00	10.88
18 April 2007	616,000	11.24	11.14
Total	2,154,000		

The following are the particulars of the five Directors proposed to be re-elected at the Annual General Meeting:

Ms. Ho Chiu Fung, Daisy, aged 42, is an executive director and a member of the Executive Committee of the Board of Directors of the Company. Ms. Ho joined the Group in 1994 and became the Group's deputy managing director and chief financial officer in 1999. Ms. Ho is also a member of the Remuneration Committee of the Company and a director of a number of the Company's subsidiaries.

Besides participating in the Group's strategic planning and development, Ms. Ho is also responsible for the Group's overall financial activities, as well as property sales and investments.

Ms. Ho is a director of Shun Tak Shipping Company, Limited, Innowell Investments Limited, Megaprosper Investments Limited and Alpha Davis Investments Limited, substantial shareholders of the Company.

Ms. Ho is also an executive committee member of The Real Estate Developers Association of Hong Kong, a member of the Hong Kong Institute of Real Estate Administration, Advisory Council of the Canadian International School of Hong Kong, Hong Kong Advisor to The Dean's Advisory Board of University of Toronto and Governor of The Canadian Chamber of Commerce in Hong Kong.

Ms. Ho holds a Master of Business Administration degree in finance from the University of Toronto and a Bachelor's degree in marketing from the University of Southern California.

Ms. Ho is the daughter of Dr. Stanley Ho, the Group executive chairman and the sister of Ms. Pansy Ho, the managing director of the Company and Ms. Maisy Ho, an executive director of the Company. She is also a niece of Mrs. Mok Ho Yuen Wing, Louise, a non-executive director of the Company. Apart from the aforesaid, Ms. Ho has no other relationship with any director, senior management or substantial or controlling shareholders of the Company.

Ms. Ho has a personal interest in 20,367,028 Shares and 25,592,523 underlying Shares and corporate interest in 97,820,707 Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

As an executive director, Ms. Ho is entitled to receive an annual director's fee of HK$5,000. Her term of appointment as a director will be in accordance with the Articles.

Dr. So Shu Fai, Ambrose, aged 56, is an executive director of the Company and also a director of a number of the Company's subsidiaries. Dr. So joined the Group in 1975 and has been an executive director of the Company since 1991. Dr. So is an independent non-executive director of Yu Ming Investments Limited, a listed company in Hong Kong. He is a founding honorary director of the University of Hong Kong Foundation for Educational Development and Research. Dr. So is a committee member of the 10th National Committee of the Chinese People's Political Consultative Conference and the Vice President of Chinese Culture Promotion Society.

Dr. So holds a Bachelor's degree in Science from the University of Hong Kong and a Doctoral degree in Management Studies.

Dr. So is the company secretary of Shun Tak Shipping Company, Limited, a substantial shareholder of the Company. Apart from the aforesaid, Dr. So has no other relationship with any director, senior management or substantial or controlling shareholders of the Company.

Dr. So has a personal interest in 8,906,250 Shares and 20,157,740 underlying Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

As an executive director, Dr. So is entitled to receive an annual director's fee of HK$5,000. His term of appointment as a director will be in accordance with the Articles.

Mr. Shum Hong Kuen, David, aged 52, is an executive director of the Company and a member of the Executive Committee of the Board of Directors of the Company. He is also a director of a number of the Company's subsidiaries. Mr. Shum joined the Group in 1992 and has been an executive director of the Company since 2004. He is responsible for the investment activities of the Group.

Mr. Shum holds a Master's degree in Business Administration from the University of California, Berkeley, USA.

Mr. Shum is a director and shareholder of Sociedade de Turismo e Diversões de Macau, S.A., a substantial shareholder of the Company. Apart from the aforesaid, Mr. Shum has no other relationship with any director, senior management or substantial or controlling shareholders of the Company.

Mr. Shum has a personal interest in 5,000,000 underlying Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

As an executive director, Mr. Shum is entitled to receive an annual director's fee of HK$5,000. His term of appointment as a director will be in accordance with the Articles.

Mr. Ho Tsu Kwok, Charles, aged 57, is an independent non-executive director and a member of the Remuneration Committee of the Company. Mr. Ho has been appointed as director of the Company with effect from 10 November 2006. Apart from the aforesaid, Mr. Ho does not hold any other position in the Company or any subsidiary of the Company.

Mr. Ho is the chairman and an executive director of Sing Tao News Corporation Limited. He is also the chairman of Hong Kong Tobacco Company Limited. Mr. Ho contributes much to public affairs. He is a member of the Standing Committee of the Chinese People's Political Consultative Conference and an economic consultant to the Shandong Provincial Government of the People's Republic of China ("PRC"). He is also an honorary trustee of Peking University and a trustee of University of International Business and Economics in the PRC. He was previously an independent non-executive director of China Petroleum and Chemical Corporation and China National Aviation Company Limited.

Mr. Ho has no relationship with any director, senior management or substantial or controlling shareholder of the Company.

Mr. Ho does not have any interests in the Company's Shares within the meaning of Part XV of the Securities and Futures Ordinance.

As an independent non-executive director, Mr. Ho is entitled to receive an annual director's fee of HK$200,000. His term of appointment as a director will be in accordance with the Articles.

Mr. Yeh V-Nee, *BA, JD, American Attorney-at law*, aged 48, is an independent non-executive director and members of the Audit Committee and Remuneration Committee of the Company. Mr. Yeh has been appointed as director of the Company with effect form 1 January 2007. Apart from the aforesaid, Mr. Yeh does not hold any other position in the Company or any subsidiary of the Company.

Mr. Yeh is the executive chairman of Hsin Chong Construction Group Ltd., an independent non-executive director of Arnhold Holdings Limited, Kingway Brewery Holdings Limited and Next Media Limited; and a non-executive director of Yu Ming Investments Limited, all of which are listed companies in Hong Kong. He is also an alternate director to an independent non-executive director of listed companies namely Hysan Development Company Limited and China Travel International Investment Hong Kong Limited (which is a substantial shareholder of the Company's subsidiary, Shun Tak-China Travel Shipping Investments Limited). He is also a co-founder of Value Partners Limited and the non-executive chairman of Argyle Street Management Limited. Mr. Yeh was a council member of The Stock Exchange of Hong Kong Limited ("SEHK") until its merger into Hong Kong Exchanges and Clearing Limited and remained a member of the SEHK's Listing Committee until May 2006. He was a member of the Listing Committee of the China Securities Regulatory Commission from 1999 through 2003. Mr. Yeh also sits on the Takeovers and Mergers Panel, the Takeovers Appeal Committee and the SFC Dual Filing Advisory Group of the Securities and Futures Commission. Mr. Yeh graduated from the School of Law at Columbia University and was admitted a member of the California Bar Association in 1984. Mr. Yeh was a non-executive director of Transpac Industrial Holdings Limited (resigned with effect from 11 August 2006), a listed company in Singapore.

He was also a non-executive director of Ocean Grand Chemicals Holdings Limited ("OGC") a company incorporated in Bermuda and listed in Hong Kong. OGC's major business segments comprised manufacturing, subcontracting and trading of precious metal electroplating chemicals before the appointment of provisional liquidators pursuant to the Order of the High Court dated 24 July 2006. According to the announcement of OGC dated 27 December 2006, the hearing of the petitions to wind up OGC was adjourned to 16 April 2007 and the provisional liquidators' investigations into OGC are continuing. Mr. Yeh resigned from OGC on 26 July 2006.

Mr. Yeh has no relationship with any director, senior management or substantial or controlling shareholder of the Company.

Mr. Yeh does not have any interests in the Company's Shares within the meaning of Part XV of the Securities and Futures Ordinance.

As an independent non-executive director, Mr. Yeh is entitled to receive an annual director's fee of HK$200,000. As members of the Audit Committee and Remuneration Committee, he shall receive an additional annual allowance of HK$100,000. His term of appointment as a director will be in accordance with the Articles.

In relation to the re-election of the above Directors, there is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to 13.51(2)(v) of the Listing Rules and there is no other matter which needs to be brought to the attention of the shareholders of the Company.

The following are the procedures by which shareholders may demand a poll pursuant to Article 56 of the Company's Articles of Association:

At any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is duly demanded. Subject to the Companies Ordinance, a poll may be demanded by:

(a) the chairman of the meeting; or

(b) at least three Members present in person or by proxy and entitled to vote; or

(c) any Member or Members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all Members having the right to attend and vote at the meeting; or

(d) any Member or Members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that on a show of hands a resolution has been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be final and conclusive, and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against such resolution.

重 要 文 件

閣下如對本通函或應採取之行動有任何疑問，應諮詢　閣下之股票經紀或其他註冊證
商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之信德集團有限公司股份全部**售出或轉讓**，應立即將本通函及隨附之代
委任表格送交買主或承讓人，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買
或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何
明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之
何損失承擔任何責任。

SHUN TAK

信 德 集 團 有 限 公 司

(依據公司條例在香港註冊成立之有限公司)

(股份代號：**0242**)

(1) 購 回 股 份 及 發 行 股 份 之

一 般 性 授 權

及

(2) 重 選 董 事

二零零七年四月三十

SHUN TAK

信德集團有限公司

（依據公司條例在香港註冊成立之有限公司）

（股份代號：0242）

董事會：

何鴻燊博士（集團行政主席）
羅保爵士**
何厚鏘先生**
何柱國先生**
葉維義先生**
拿督鄭裕彤博士*
莫何婉穎女士*
何超瓊女士（董事總經理）
何超鳳女士（副董事總經理）
蘇樹輝博士
禤永明先生
陳偉能先生
何超蕸女士
岑康權先生

* 非執行董事
** 獨立非執行董事

註冊辦事處
香港中環
干諾道中200號
信德中心西座39字頂樓

敬啟者：

(1)購回股份及發行股份之一般性授權及(2)重選董事

緒言

(i) 一般性授權

根據香港聯合交易所有限公司（「聯交所」）之證券上市規則（「上市規則」）及香港法例32章公司條例（「公司條例」），倘獲其組織章程細則批准，在香港註冊成立之上市公司可若干情況下購回其股份。

要求進行票選之程序

股東於股東週年常會上可要求進行票選之程序載於通函附錄三。

責任聲明

通函乃遵照上市規則提供有關本公司之資料。董事共同及個別就通函所載資料之準確性承擔全部責任，並在作出一切合理查詢後確認，據彼等所知及所信，通函並無遺漏其他事實，以致其內容有誤導。

此致

列位股東　台照

集團行政主席
何鴻燊
謹啟

二零零七年四月三十日

SHUN TAK

信德集團有限公司

（依據公司條例在香港註冊成立之有限公司）

（股份代號：**0242**）

董事會：

何鴻燊博士（集團行政主席）
羅保爵士**
何厚鏘先生**
何柱國先生**
葉維義先生**
拿督鄭裕彤博士*
莫何婉穎女士*
何超瓊女士（董事總經理）
何超鳳女士（副董事總經理）
蘇樹輝博士
祁永明先生
陳偉能先生
何超蕸女士
岑康權先生

*　非執行董事
**　獨立非執行董事

註冊辦事處

香港中環
干諾道中200號
信德中心西座39字頂樓

敬啟者：

(1) 購回股份及發行股份之一般性授權及(2) 重選董事

緒言

(i) 一般性授權

根據香港聯合交易所有限公司（「聯交所」）之證券上市規則（「上市規則」）及香港法例
32章公司條例（「公司條例」），倘獲其組織章程細則批准，在香港註冊成立之上市公司可
若干情況下購回其股份。

於二零零六年六月十三日，董事會獲本公司授予一般性權力以行使本公司權力購回本公司每股面值0.25港元之股份(「股份」)及發行新股份。根據香港公司條例及上市規則，該等授權將於即將召開之本公司股東週年常會完結時屆滿。因此於二零零七年六月十四日召開之本公司股東週年常會(「股東週年常會」)上，將提呈普通決議案以授予該等一般性授權。

本通函(「通函」)旨在為 閣下提供(其中包括)有關建議購回股份及發行新股份之一般性授權之資料。

(ii) **重選董事**

根據本公司組織章程細則(「公司細則」)第73、77及79條，將於股東週年常會上輪席告退之董事為何超鳳女士、蘇樹輝博士、岑康權先生、何柱國先生及葉維義先生，彼等合符資格，願膺選連任(「重選」)。

通函旨在(其中包括)向 閣下提供關於建議重選之資料。

購回股份之一般性授權

股東週年常會通告內第五項所載之普通決議案將於股東週年常會提呈，如獲得通過，將授予董事會一般性及無條件之授權，可以購回最多不超過本公司在通過該決議案當日之已發行股本面值總額百分之十之股份(「購回授權」)。購回授權將於股東週年常會通過普通決議案之日期生效，直至本公司舉行下屆股東週年常會前或由股東於股東大會以普通決議案撤銷或更改為止。

通函附錄一載有上市規則規定須予提供有關購回授權之必要資料之說明函件。

發行股份之一般性授權

於股東週年常會上，本公司將提呈股東週年常會通告內第六項所載之普通決議案，如獲通過，將授予董事會一般性授權，以發行最多不超過(i)該決議案通過當日本公司已發行股本面值總額百分之二十，另加(ii)在該決議案獲通過後本公司所購回之本公司股本面值後所得之數之新股份(「發行授權」)。

重選董事

於股東週年常會上，將提呈股東週年常會通告內第三項所載之普通決議案，如獲得通過，何超鳳女士、蘇樹輝博士、岑康權先生、何柱國先生及葉維義先生將獲重選為董事。上市規則規定須披露上述董事之詳細資料載於通函附錄二。

股東週年常會

股東週年常會通告載有(其中包括)批准購回授權、發行授權及重選之建議普通決議案，該通告載於隨通函附奉之本公司二零零六年年報內。

通函隨附有股東週年常會之代表委任表格乙份。　閣下無論擬否出席該大會，均請盡早將代表委任表格按其上印備之指示填妥交回本公司之註冊辦事處，惟無論如何最遲須於常會指定舉行時間四十八小時前送達。　閣下填妥交回代表委任表格後，屆時仍可親自出席股東週年常會並於會上投票。

推薦意見

董事會認為授出購回授權、發行授權及重選乃符合本公司及其股東之整體利益，因此建議股東於股東週年常會上投票贊成(i) 將予提呈以分別批准購回授權及發行授權之普通決議案；及(ii)將予提呈以批准重選之普通決議案。

要求進行票選之程序

股東於股東週年常會上可要求進行票選之程序載於通函附錄三。

責任聲明

通函乃遵照上市規則提供有關本公司之資料。董事共同及個別就通函所載資料之準確性承擔全部責任，並在作出一切合理查詢後確認，據彼等所知及所信，通函並無遺漏其他事實，以致其內容有誤導。

此致

列位股東　台照

集團行政主席
何鴻燊
謹啟

二零零七年四月三十日

本附錄乃根據上市規則之規定作為說明函件，向 閣下提供有關購回授權之必要資料，以便 閣下考慮購回授權，並構成公司條例第49BA(3)條所規定之備忘錄。

1. 股本

於二零零七年四月二十三日（即確定通函內若干資料之最後實際可行日期（「最後實際可行日期」）），本公司已發行股本共有2,188,360,064股股份。待普通決議案獲通過後及假設在股東週年常會舉行前不再發行或購回股份之情況下，本公司根據購回授權將可購回最多達218,836,006股股份（佔本公司於最後實際可行日期已發行股份之10%）。

2. 購回之理由

董事會認為因購回授權所帶來之靈活性將對本公司及其股東有利。近年來，於聯交所買賣之市況有時亦頗為不穩，倘日後市場出現不景之情況，購回股份或可支持股價及提高本公司之資產淨值及／或每股盈利。此舉將會對保留投資於本公司之股東有利，蓋因彼等於本公司資產中之權益百分比將會根據本公司所購回之股份數目按比例增加。

3. 用以購回之資金

購回資金將全部由本公司之流動現金或營運資金支付，該等資金乃根據公司條例及本公司之公司組織章程大綱及組織章程細則（「公司細則」）之規定可合法作為購回用途之資金。

公司條例規定，因購回股份而須償還之資本只可用該公司之可分派溢利或為購回股份而發行新股所得之利益支付。此外，公司條例亦規定，於購回股份時所付之溢價只可由公司之可分派溢利支付。若該被購回之股份按溢價發行，於購回股份時應付之任何溢價亦可由為購回股份而另外發行股份所得之收益支付，惟數額不可超過香港公司條例所訂定之若干限額。

倘於建議購回期間隨時全面行使購回授權，將會對本公司之營運資金或資本負債狀況有重大不利影響（與截至二零零六年十二月三十一日止年度之年報所載之經審核賬目所披露之財政狀況比較）。然而，倘行使購回授權將會對本公司所需之營運資金或董事會不時認為適當之資本負債水平有任何重大不利影響，董事會不擬行使該購回授權。

4. 股份價格

本公司之股份於最後實際可行日期前十二個月每月在聯交所錄得之最高及最低成交價如下：

	最高 港元	最低 港元
二零零六年		
四月	12.25	9.70
五月	11.15	9.05
六月	11.25	8.30
七月	10.38	9.10
八月	10.50	9.18
九月	9.70	9.02
十月	10.34	8.84
十一月	12.64	10.30
十二月	12.52	11.22
二零零七年		
一月	12.62	10.20
二月	12.30	10.90
三月	11.72	10.24

5. 一般事項

董事會已向聯交所承諾，彼等將(在適用之情況下)遵照上市規則及公司條例之規定根據購回授權行使本公司之權力以購回股份。

倘因購回股份而令股東在本公司所佔之投票權權益比例有所增加，則就香港公司收購及合併守則(「收購守則」)第三十二條而言，該項權益比例增加將會被視為一項收購行動。因此，一名股東或一群採取一致行動之股東可取得或鞏固本公司之控制權，並因而須根據收購守則第二十六條之規定提出強制性收購建議。

據董事會所知，根據購回授權而進行購回並不會產生收購守則所指之任何後果。於最後實際可行日期，信德船務有限公司、澳門旅遊娛樂股份有限公司(「澳娛」)及何鴻燊博士(及其聯繫人等)合共實益擁有本公司已發行股本約55.38%之權益。根據此持股量及倘董事會根據購回授權全面行使權力以購回股份，信德船務有限公司、澳娛及何鴻燊博士(及其聯繫人等)之持股量將會增加至本公司已發行股本約61.54%。

董事會目前無意於收購守則所引致全面收購責任之情況下行使購回授權。

各董事或(就彼等作出一切合理查詢後所知)彼等之聯繫人等目前概無意根據購回授權將任何股份售予本公司(倘該購回授權獲股東批准)。

並無其他關連人士(按上市規則之定義)知會本公司，倘購回授權獲股東批准，彼等現擬出售任何股份予本公司，或彼等已承諾不會出售股份予本公司。

6. 本公司進行之購回股份事項

倘若已發行股本之公眾持股量低於25%，本公司將不會購回其股份。本公司於最後實際可行日期前的六個月內在聯交所共回購2,154,000股股份，有關之詳情如下：

		每股價格	
回購日期	**回購股份數目**	**最高**	**最低**
		港元	港元
二零零七年三月六日	486,000	11.06	10.92
二零零七年三月十五日	1,052,000	11.00	10.88
二零零七年四月十八日	616,000	11.24	11.14
總額	2,154,000		

以下為將於股東週年常會上建議重選之五名董事之詳細資料。

何超鳳女士，42歲，為本公司之執行董事及董事執行委員會成員。何女士於一九九四年加入本集團並於一九九九年獲委任為本公司之副董事總經理及財務總監。何女士亦為本公司薪酬委員會成員及本公司若干附屬公司之董事。

何女士現時除參與本集團之策劃及開發外，也負責整體之財務活動，以及物業銷售及投資。

何女士為信德船務有限公司、Innowell Investments Limited、Megaprosper Investments Limited、Alpha Davis Investments Limited之董事，彼等為本公司之主要股東。

何女士亦為香港地產建設商會執行委員會委員、香港地產行政學會之成員、香港加拿大國際學校之校董局顧問、The Dean's Advisory Board of University of Toronto之香港顧問及香港加拿大商會駐港總監。

何女士擁有加拿大多倫多大學工商管理碩士學位(主修財務)和南加州大學學士學位(主修市場學)。

何女士乃本公司集團行政主席何鴻燊博士之千金、本公司董事總經理何超瓊女士之胞妹及本公司執行董事何超蕸女士之胞胇。彼亦是本公司非執行董事莫何婉穎女士之姪女。除上文所披露外，何女士與本公司之其他董事、高級管理層人員、主要股東或控股股東並無任何關係。

就證券及期貨條例第XV部而言，何女士分別持有本公司20,367,028股股份及25,592,523股相關股份之個人權益，以及97,820,707股股份之公司權益。

作為一名董事，何女士可收取年度董事袍金5,000港元。彼之董事任期按本公司之組織章程細則委任。

蘇樹輝博士，56歲，為本公司之執行董事，亦兼任本公司若干附屬公司之董事。蘇博士於一九七五年加入本集團，並於一九九一年獲委任為本公司之執行董事。蘇博士現為香港上市公司禹銘投資有限公司之獨立非執行董事。蘇博士為香港大學教研發展基金會董事。蘇博士為中國人民政治協商會議第十屆全國委員會委員及中華民族文化促進會副主席。

蘇博士持有香港大學理學士學位並獲企業管理學博士學位。

蘇博士為本公司主要股東信德船務有限公司之公司秘書。除上文所披露外，蘇博士與本公司之其他董事、高級管理層人員、主要股東或控股股東並無任何關係。

就證券及期貨條例第XV部而言，蘇博士分別持有本公司8,906,250股股份及20,157,740股相關股份之個人權益。

作為一名董事，蘇博士可收取年度董事袍金5,000港元。彼之董事任期按本公司之組織章程細則委任。

岑康權先生，52歲，為本公司之執行董事及董事執行委員會成員。彼亦兼任本公司若干附屬公司之董事。岑先生於一九九二年加入本集團，並於二零零四年起為本公司之執行董事。岑先生主要負責本集團之投資事務。

岑先生持有美國加州柏克萊大學工商管理碩士學位。

岑先生為本公司主要股東澳門旅遊娛樂有限公司之董事及股東。除上文所披露者外，岑先生與本公司之其他董事、高級管理層人員、主要股東或控股股東並無任何關係。

就證券及期貨條例第XV部而言，岑先生持有本公司5,000,000股相關股份之個人權益。

作為一名董事，岑先生可收取年度董事袍金5,000港元。彼之董事任期按本公司之組織章程細則委任。

何柱國先生，57歲，為本公司之獨立非執行董事及薪酬委員會成員。何先生於二零零六年十一月十日起獲委任為本公司董事。除已披露者外，何先生並無於本公司及其附屬公司出任任何其他職位。

何先生為星島新聞集團有限公司之主席兼執行董事。彼亦擔任香港煙草有限公司之主席，何先生參與多項公共事務。何先生為中華人民共和國人民政治協商會議常務委員會委員、山東省政府經濟顧問、北京大學名譽校董及對外經濟貿易大學校董。何先生曾為中國石油化工股份有限公司及中航興業有限公司之獨立非執行董事。

何先生與本公司之其他董事、高級管理層人員、主要股東或控股股東並無任何關係。

就證券及期貨條例第XV部而言，何先生並無持有本公司股份之任何權益。

作為一名獨立非執行董事，何先生可收取年度董事袍金200,000港元。彼之董事任期按本公司之公司細則委任。

葉維義先生，*BA, JD, 美國律師*，48歲，為本公司之獨立非執行董事，以及審核委員會及薪酬委員會之成員。葉先生於二零零七年一月一日起獲委任為本公司董事。除已披露者外，葉先生並無於本公司及其附屬公司出任任何其他職位。

葉先生現為香港上市公司新昌營造集團有限公司執行主席、安利控股有限公司、金威啤酒集團有限公司及壹傳媒有限公司之獨立非執行董事; 以及禹銘投資有限公司之非執行董事。彼亦為上市公司希慎興業有限公司及香港中旅國際投資有限公司(為本公司附屬公司信德中旅船務投資有限公司之主要股東)獨立非執行董事之替代董事。彼亦為Value Partners Limited創辦人之一及Argyle Street Management Limited之非執行主席。葉先生曾兼任香港聯合交易所有限公司(「聯交所」)之委員，直至該公司被合併為香港交易及結算所有限公司止。彼曾任聯交所上市科委員直至二零零六年五月，亦曾於一九九九年至二零零三年為中國證券監督管理委員會成員。葉先生亦為證券及期貨事務監察委員會之收購及合併委員會、收購上訴委員會及證監會雙重存檔事宜顧問小組委員。葉先生畢業於哥倫比亞大學法律學院，於一九八四年成為California Bar Association會員。葉先生曾為新加坡上市公司Transpac Industrial Holdings Limited之非執行董事(彼已於二零零六年八月十一日辭任)。

葉先生亦曾為海域化工集團有限公司(「海域化工」)之非執行董事。海域化工於百慕達成立並為香港上市之公司。海域化工被高等法院於二零零六年七月二十四日委任臨時清盤人之前，從事主要業務分類包括貴金屬電鍍化學品之生產、加工及貿易。根據海域化工於二零零六年十二月二十七日之公佈，清盤呈請聆訊進一步押後至二零零七年四月十六日，而臨時清盤人對海域化工的調查工作仍然繼續。葉先生已於二零零六年七月二十六日辭任海域化工。

葉先生與本公司之其他董事、高級管理層人員、主要股東或控股股東並無任何關係。

就證券及期貨條例第XV部而言，葉先生並無持有本公司股份之任何權益。

作為一名獨立非執行董事，葉先生可收取年度董事袍金200,000港元，另外就擔任審核委員會及薪酬委員會成員額外收取100,000港元。彼之董事任期按本公司之公司細則委任。

有關重選上述董事，本公司並無任何須根據上市規則第13.51(2)(h)至第13.51(2)(v)條的任何規定而披露的資料，亦無任何其他須敦請本公司股東注意的事項。

根據本公司組織章程細則第56條，有關股東要求進行票選之程序如下：

於任何股東大會上，除非(在宣佈舉手表決結果時或以前，或於撤銷任何其他票選要求時)經正式要求票選，否則提呈於大會表決之決議案將以舉手投票方式表決。在公司條例之規限下，有關要求票選可由下述任何一方提出：

(a) 大會主席；或

(b) 最少三名親身或其委任受委代表出席並有權投票之股東；或

(c) 任何親身或其委任受委代表出席之股東，合共持有有權出席及於股東大會上投票之所有股東之總投票權不少於十分一；或

(d) 任何親身或其委任受委代表出席之股東，並持有獲賦予出席及於股東大會上投票權利之股份繳足之金額合計相等於不少於獲賦予權利之所有股份繳足總額十分一。

除非要求票選及該項要求並無被撤回，主席宣佈一項決議案經舉手投票之方式通過或一致通過或以某一大多數通過或以某一大多數否決或不予通過，並登記於載述本公司大會會議紀錄，有關結果即為該事實之確證，而無須提出投票贊成或反對該決議案之數目或比數之證明。

SHUN TAK

SHUN TAK HOLDINGS LIMITED
信德集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 242)

Notice of Annual General Meeting

NOTICE is hereby given that the annual general meeting of Shun Tak Holdings Limited will be held at the Golden Restaurant, Macau Jockey Club (HK) Club House, 1st Floor, China Merchant Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong on Thursday, 14 June 2007 at 3:00 p.m. for the following purposes:

1. To consider and receive the audited financial statements and the reports of the directors and auditors for the financial year ended 31 December 2006.

2. To declare a final dividend.

3. To re-elect directors.

4. To re-appoint auditors and to fix their remuneration.

5. As special business to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"That:

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to repurchase shares of the Company be and it is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be repurchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) of this Resolution shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

i. the conclusion of the next annual general meeting of the Company;

ii. the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

iii. the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

6. As special business to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

(I) "**That**:

(a) subject to paragraph (c) of this Resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and other securities which carry rights to subscribe for or are convertible into shares of the Company) which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and other securities which carry rights to subscribe for or are convertible into shares of the Company) which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue, (ii) the exercise of any rights of subscription or conversion under any existing warrants, bonds, debentures, notes and other securities issued by the Company which carry rights to subscribe for or are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted or will be adopted for the grant or issue of shares or rights to acquire shares of the

Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of:

(aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus;

(bb) (if the directors of the Company are so authorised by a separate resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly;

(d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

i. the conclusion of the next annual general meeting of the Company;

ii the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

iii. the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares of the Company or issue of options, warrants, or other securities giving the right to subscribe for shares of the Company, open for a period fixed by the directors of the Company to holders of shares whose names appear on the register of members of the Company (and, where appropriate, to holders of other securities entitled to the offer) on a fixed record date in proportion to their then holdings of such shares of the Company (or, where appropriate, such other securities), (subject in all cases to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

(II) "**That** the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution (I) in item 6 of the notice of this meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

7. As special business to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"**That** until the shareholders of the Company in annual general meeting otherwise determines, the directors' fees for the financial year ending 31 December 2007 at HK$200,000 be payable for each independent non-executive director and HK$5,000 for each other director. Other directors' remuneration to be fixed by the board of directors of the Company."

By Order of the Board
Angela Tsang
Company Secretary

Hong Kong, 30 April 2007

Registered Office:
Penthouse, 39th Floor, West Tower
Shun Tak Centre
200 Connaught Road Central
Hong Kong

Notes:

1. A member of the Company entitled to attend, and vote at, the meeting convened by the notice is entitled to appoint one or two proxies to attend and on a poll vote in his stead. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy must be deposited at the Company's registered office together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of attorney or authority, not less than 48 hours before the time for holding the meeting or adjourned meeting.

3. The register of members will be closed from Monday, 11 June 2007 to Thursday, 14 June 2007, both days inclusive, during which period no transfer of shares will be effected. In order to determine entitlements to the final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17/F., Hopewell Centre, 183 Queen Road East, Hong Kong not later than 4:30 p.m. on Friday, 8 June 2007.

4. With regard to item 5 above, the directors wish to draw the attention of the shareholders to the circular which summarises the more important provisions of the Listing Rules relating to the repurchase of shares on The Stock Exchange of Hong Kong Limited by a company and will be despatched to the shareholders together with the Annual Report 2006. The present general mandate to repurchase shares given by the shareholders expires at the forthcoming annual general meeting and, accordingly, a renewal of that general mandate is now being sought.

5. With regard to item 6 above, the directors wish to state that, currently, they have no plans to issue any additional new shares of the Company (other than pursuant to any of items (ii), (iii) or (iv) contained in paragraph (c) of the Resolution (I)). The present general mandate to issue shares given by the shareholders expires at the forthcoming annual general meeting and, accordingly, a renewal of that general mandate is now being sought.

As at the date hereof, the executive Directors are Dr. Stanley Ho, Ms. Pansy Ho, Ms. Daisy Ho, Dr. Ambrose So, Mr. Patrick Huen, Mr. Anthony Chan, Ms. Maisy Ho and Mr. David Shum.

The non-executive Directors are Dato' Dr. Cheng Yu Tung and Mrs. Mok Ho Yuen Wing, Louise and the independent non-executive Directors are Sir Roger Lobo, Mr. Norman Ho, Mr. Charles Ho and Mr. Yeh V-Nee.

Please also refer to the published version of this announcement in South China Morning Post.

SHUN TAK

SHUN TAK HOLDINGS LIMITED
信德集團有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 242)

2006 Annual Results Announcement

GROUP RESULTS

The Group's audited profit attributable to equity holders of the Company for the year ended 31 December 2006 amounted to HK$663.9 million, an increase of 82.2% over 2005 profit of HK$364.4 million. Basic earnings per share were HK 31.0 cents (2005: HK 17.5 cents).

DIVIDENDS

A final dividend of HK 8.0 cents (2005: HK 4.5 cents) per share has been proposed. In addition to the interim dividend of HK 4.5 cents (2005: HK 2.5 cents) per share previously paid, the total dividends for the year amounted to HK 12.5 cents (2005: HK 7.0 cents) per share.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December

	Note	2006 (HK$'000)	(Restated) 2005 (HK$'000)
Turnover	3	**2,508,804**	2,489,018
Other revenues		**263,192**	152,211
Other income		**34,395**	3,623
		2,806,391	2,644,852
Cost of inventories sold or consumed		**(670,283)**	(740,272)
Staff costs		**(601,370)**	(529,599)
Depreciation and amortisation		**(136,758)**	(132,634)
Other costs		**(878,975)**	(769,013)
Fair value changes on investment properties		**62,065**	134,483
Operating profit	3, 4	**581,070**	607,817
Excess of interest in fair value of net assets acquired over cost of acquisition of a subsidiary		**22,689**	—
Finance costs	5	**(47,866)**	(33,725)
Share of results of associates		**400,513**	71,605
Share of results of jointly controlled entities		**(17,598)**	(1,438)
Profit before taxation		**938,808**	644,259
Taxation	6	**(56,831)**	(63,266)
Profit after taxation		**881,977**	580,993
Attributable to:			
Equity holders of the Company		**663,916**	364,390
Minority interests		**218,061**	216,603
		881,977	580,993
Dividends		**278,534**	146,142
Earnings per share (HK cents)	7		
— basic		**31.0**	17.5
— diluted		**29.7**	16.8

CONSOLIDATED BALANCE SHEET

At 31 December

	Note	2006 (HK$'000)	2005 (HK$'000)
Non-current assets			
Property, plant and equipment		**972,843**	936,855
Investment properties		**2,988,264**	2,912,255
Leasehold land		**598,188**	601,782
Associates		**210,770**	196,955
Jointly controlled entities		**962,186**	14,553
Intangible assets		**4,328**	2,275
Available-for-sale investments		**1,279,770**	1,057,684
Mortgage loans receivable		**82,158**	283,099
Deferred tax assets		**16,237**	11,285
Other non-current assets		**803,649**	370,951
		7,918,393	6,387,694
Current assets			
Properties under development		**1,071,824**	1,026,554
Inventories		**224,346**	235,674
Trade receivables, other receivables and deposits paid	8	**870,417**	303,049
Available-for-sale investments		**25,260**	29,038
Derivative financial instruments		**—**	5,363
Taxation recoverable		**2,779**	4,169
Bank deposits, cash and bank balances		**3,427,514**	3,864,250
		5,622,140	5,468,097
Current liabilities			
Bank borrowings		**91,742**	166,995
Trade and other payables	8	**634,005**	519,243
Derivative financial instruments		**26,141**	—
Provision for employee benefits		**27,654**	28,222
Taxation payable		**34,432**	65,211
		813,974	779,671
Net current assets		**4,808,166**	4,688,426
Total assets less current liabilities		**12,726,559**	11,076,120

	Note	2006 (HK$'000)	2005 (HK$'000)
Non-current liabilities			
Bank borrowings		**834,982**	849,724
Deferred tax liabilities		**180,490**	158,412
Loans from minority shareholders		**974,314**	1,104,858
		1,989,786	2,112,994
Net assets		**10,736,773**	8,963,126
Equity			
Share capital		**547,628**	520,505
Reserves		**8,030,269**	6,530,298
Proposed dividends		**175,241**	93,691
Equity attributable to equity holders of the Company		**8,753,138**	7,144,494
Minority interests		**1,983,635**	1,818,632
Total equity		**10,736,773**	8,963,126

NOTES TO THE FINANCIAL STATEMENTS

Note 1 Statement of Compliance

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (HKFRSs, which also include Hong Kong Accounting Standards (HKASs) and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong, and the disclosure requirements of the Hong Kong Companies Ordinance and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Note 2 Impact of Revised Hong Kong Financial Reporting Standards

a) The adoption of HKAS 1, HKAS 27 & HKFRS 3 (Amendments), HKAS 21 (Amendment), HKAS 39 (Amendment) and HKAS 39 & HKFRS 4 (Amendments) has no material impact on the Group's accounting policies.

b) The Group has not early applied the following new HKFRSs that have been issued but are not yet effective. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

		Effective for accounting periods beginning on or after
HK(IFRIC)-Int 8	Scope of HKFRS 2	1 May 2006
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives	1 June 2006
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment	1 November 2006
HKAS 1 (Amendment)	Presentation of Financial Statements — Capital Disclosures	1 January 2007
HKFRS 7	Financial Instruments: Disclosures	1 January 2007
HK(IFRIC)-Int 11	HKFRS 2 — Group and Treasury Share Transactions	1 March 2007
HKFRS 8	Operating Segments	1 January 2009

Note 3 Segment Information
Business segments
2006

	Transportation (HK$'000)	Property (HK$'000)	Hospitality (HK$'000)	Investment and others (HK$'000)	Eliminations (HK$'000)	Consolidated (HK$'000)
Turnover and revenue						
External turnover	1,798,201	298,640	291,234	120,729	—	2,508,804
Inter-segment turnover	141,119	2,096	32,803	—	(176,018)	—
Other revenues	67,029	933	696	40,833	—	109,491
	2,006,349	301,669	324,733	161,562	(176,018)	2,618,295
Segment results	236,721	84,024	26,834	102,119	—	449,698
Fair value changes on investment properties	—	62,065	—	—	—	62,065
Unallocated income						3,759
Unallocated expense						(88,153)
Interest income						153,701
Operating profit						581,070
Excess of interest in fair value of net assets acquired over cost of acquisition of a subsidiary	—	22,689	—	—	—	22,689
Finance costs						(47,866)
Share of results of associates	412	347,835	50,750	1,516	—	400,513
Share of results of jointly controlled entities	5,789	(23,713)	—	326	—	(17,598)
Profit before taxation						938,808
Taxation						(56,831)
Profit after taxation						881,977
Assets						
Segment assets	2,541,762	5,850,554	692,532	1,435,121	(33,726)	10,486,243
Associates	3,566	546	205,311	1,347	—	210,770
Jointly controlled entities	24,540	958,179	(20,533)	—	—	962,186
Unallocated assets						1,881,334
Total assets						13,540,533
Liabilities						
Segment liabilities	359,223	446,868	59,617	18,476	(33,726)	850,458
Unallocated liabilities						1,953,302
Total liabilities						2,803,760
Other information						
Capital expenditure	50,985	25,051	82,729	6,767		
Depreciation	112,510	4,472	4,218	1,004		
Amortisation						
— leasehold land	2,976	179	10,417	—		
— intangible assets	—	—	—	89		
Impairment losses on						
— goodwill	—	2,275	—	—		
— receivables	—	52	1,991	—		

Business segments

2005 (Restated)

	Transportation *(HK$'000)*	Property *(HK$'000)*	Hospitality *(HK$'000)*	Investment and others *(HK$'000)*	Eliminations *(HK$'000)*	Consolidated *(HK$'000)*
Turnover and revenue						
External turnover	1,638,103	496,655	257,895	96,365	—	2,489,018
Inter-segment turnover	77,144	1,739	30,264	—	(109,147)	—
Other revenues	27,098	2,177	807	21,596	—	51,678
	1,742,345	500,571	288,966	117,961	(109,147)	2,540,696
Segment results	187,990	145,928	28,239	90,322	—	452,479
Fair value changes on investment properties	—	134,483	—	—	—	134,483
Unallocated income						3,623
Unallocated expense						(83,301)
Interest income						100,533
Operating profit						607,817
Finance costs						(33,725)
Share of results of associates	354	12,205	57,415	1,631	—	71,605
Share of results of jointly controlled entities	4,186	(475)	(5,149)	—	—	(1,438)
Profit before taxation						644,259
Taxation						(63,266)
Profit after taxation						580,993
Assets						
Segment assets	2,222,997	5,023,592	559,078	1,163,562	(21,455)	8,947,774
Associates	3,154	(258)	192,228	1,831	—	196,955
Jointly controlled entities	18,796	16,290	(20,533)	—	—	14,553
Unallocated assets						2,696,509
Total assets						11,855,791
Liabilities						
Segment liabilities	291,760	550,587	28,732	796	(21,455)	850,420
Unallocated liabilities						2,042,245
Total liabilities						2,892,665
Other information						
Capital expenditure	113,856	19,873	11,726	640		
Depreciation	112,832	2,831	2,830	241		
Amortisation of leasehold land	2,976	172	10,417	—		
Impairment losses on receivables	—	12	3,606	—		

Geographical segments

	Hong Kong *(HK$'000)*	Macau *(HK$'000)*	Others *(HK$'000)*	Consolidated *(HK$'000)*
2006				
Turnover and revenue	**1,312,638**	**1,118,150**	**187,507**	**2,618,295**
Segment assets	**8,891,719**	**4,049,286**	**599,528**	**13,540,533**
Capital expenditure	**155,958**	**15,566**	**1,680**	
2005				
Turnover and revenue	1,481,336	897,574	161,786	2,540,696
Segment assets	9,261,575	2,057,224	536,992	11,855,791
Capital expenditure	118,338	26,374	2,060	

Note 4 Operating Profit

	2006 *(HK$'000)*	2005 *(HK$'000)*
After crediting:		
Interest income	**166,810**	117,004
Rental income from investment properties	**138,551**	126,418
Less: Direct operating expenses arising from investment properties	**(17,087)**	(15,010)
	121,464	111,408
Dividend income from investments	**113,107**	96,067
Profit on sale of listed investments	**12,296**	1,692
After charging:		
Cost of inventories		
— properties	**29,019**	223,974
— others	**641,264**	516,298
	670,283	740,272

Note 5 Finance Costs

	2006 *(HK$'000)*	2005 *(HK$'000)*
Interest on bank loans and overdraft wholly repayable within 5 years	**53,412**	33,725
Interest on bank loans not wholly repayable within 5 years	**132**	—
Interest on loans from minority shareholders	**1,266**	260
Less: Amount capitalised in properties under development	**(6,944)**	(260)
	47,866	33,725

Note 6 Taxation

	2006 *(HK$'000)*	2005 *(HK$'000)*
Company and subsidiaries		
Hong Kong profits tax	**32,839**	35,800
Overseas tax	**3,866**	4,589
Deferred tax	**20,126**	22,877
	56,831	63,266

Hong Kong profits tax is provided for at the rate of 17.5% (2005: 17.5%) on the estimated assessable profits for the year. Overseas taxation is calculated at the rates applicable in their respective jurisdictions.

Deferred tax has been provided for temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profits.

Note 7 Earnings per Share

The calculation of basic earnings per share is based on profit attributable to equity holders of the Company of HK$663,916,000 (2005: HK$364,390,000) and the weighted average number of 2,144,226,359 shares (2005: 2,082,792,925 shares) in issue during the year. The calculation of diluted earnings per share is based on profit attributable to equity holders of the Company of HK$663,916,000 (2005: HK$364,390,000) and the weighted average number of 2,232,941,133 shares (2005: 2,164,035,541 shares) in issue after adjusting for the effects of all dilutive potential ordinary shares.

Note 8 Trade Receivables and Payables — Ageing Analysis

Trade debtors are managed in accordance with defined credit policies, dependent on market requirements and businesses which they operate. Subject to negotiation, credit is only available for major customers with well-established trading records. The ageing analysis of trade debtors is as follows:

	2006 *(HK$'000)*	2005 *(HK$'000)*
0 — 30 days	**124,773**	91,422
31 — 60 days	**33,950**	32,133
61 — 90 days	**8,352**	4,312
over 90 days	**15,636**	16,639
	182,711	144,506

The ageing analysis of trade creditors is as follows:

	2006 (HK$'000)	2005 (HK$'000)
0 — 30 days	**191,385**	150,071
31 — 60 days	**2,057**	3,649
61 — 90 days	**942**	452
over 90 days	**10,115**	8,731
	204,499	162,903

Note 9 Comparatives

Both income and expenses related to seconded staff and related costs in the sum of HK$15,044,000 shown separately as income and expenses in 2005 have been netted off in order to conform with the current year's presentation.

BUSINESS REVIEW

Transportation

Reflecting the growing popularity of Macau's new and expanding attractions, Shun Tak-China Travel Shipping Investments Limited ("STCTS") operating under the trade name of "TurboJET" recorded a 13% increase in total passenger volume in 2006 to over 12.5 million passengers. The passenger volume on the well-traveled Hong Kong-Macau route reached 11 million passengers in 2006, representing an increase of 13% over 2005 and a record-high achievement since TurboJET's establishment in 1999. Despite the high fuel prices, the transportation division recorded a 26% year-on-year growth in operating profit to approximately HK$237 million (2005: HK$188 million).

Travelers continued to respond enthusiastically to the TurboJET Sea Express service between Hong Kong International Airport and key Pearl River Delta ("PRD") destinations, including airports in Macau and Shenzhen. The service enables passengers to transit conveniently without Hong Kong customs and immigration formalities. The service has achieved continuing growth and passenger volume in 2006 increased by 28% as compared to 2005.

STCTS is one of the largest high-speed ferry operators in Asia and has been the market leader on the popular Hong Kong-Macau route for over four decades. It currently owns and operates a fleet of 32 vessels and is the only operator offering 24-hour ferry services between Hong Kong and Macau.

Property

The Group recognized a profit of HK$328 million from the completion of Nova City Phase I in 2006, representing the Group's 25% share of profit from the development as included in the Group's share of results of associates. In addition to this contribution, the Group recorded an operating profit of HK$84 million from its property division in 2006, as compared to HK$146 million in 2005, since completed development projects were mostly sold in previous years and new projects are currently under development.

One Central is the Group's joint-venture residential, retail and hotel development with Hongkong Land Holdings Limited on a prime Macau NAPE waterfront site. In November 2006, the Group concluded two private en bloc sales of the first available residential units at One Central Residences to two institutional investors, followed by the successful public launch. The launch of One Central Residences received an overwhelming response with more than 95% of the total number of residential units sold by end of 2006. The development is scheduled for completion in 2009.

Nova City is one of the largest luxurious property developments in Macau. Its deluxe clubhouse and landscaped gardens for Nova City Phase I, II and III, spanning 210,000 square feet, are among the largest in Macau's residential developments. Almost all residential units of Nova City Phase I were sold by the end of 2006, while hand-over of units to individual purchasers commenced in September 2006. Completion of the superstructure works of the four residential towers of Nova City Phase II is scheduled for mid-2007 and the four residential towers of Nova City Phase III for 2008. Pre-sale activities of Nova City Phase II and III were launched in May and December 2006 respectively. Public response to both pre-sale activities was strong with more units launched during the first quarter of 2007. As at 31 March 2007, more than 90% and 60% of the total number of units of Phase II and III had been sold, respectively. The successful pre-sales are expected to provide continuous contributions to the Group in the future upon completion of the units sold.

In Hong Kong, the superstructure works for Radcliffe (formerly 120 Pokfulam Road), a luxurious residential development featuring 10 exclusive duplex apartments of over 3,000 square feet each, commenced in September 2005 with completion scheduled for second quarter of 2007. After acquiring all 140 units of Chatham Gardens in Kowloon, the Group completed demolition works of the project in September 2006. Design of the residential towers and commercial podium is in progress. Construction works are expected to commence in late 2007 with completion scheduled for 2010.

Shun Tak Property Management Limited ("STPML"), the Group's property management division, provides comprehensive quality services for a diversified range of multi-functional residential, commercial and industrial properties. The division's management portfolio extends to approximately 12 million square feet in Hong Kong and Macau, including over 9 million square feet of residential properties. STPML is the first Hong Kong company being awarded an ISO9001 certificate in Macau.

Hospitality

With the impending completion and opening of new entertainment attractions, convention facilities and hotels in Macau, the continuous increase in visitor growth is expected to be a long-term trend, to the benefit of the Group's hospitality division. The division reported an operating profit of approximately HK$27 million (2005: HK$28 million) for the year ended 31 December 2006.

The Group's acclaimed 50%-owned Mandarin Oriental Macau ("Mandarin") and 34.9%-owned Westin Resort Macau ("Westin") held prominent positions in the luxurious hotel market of Macau and recorded satisfactory business growth in 2006. Mandarin registered an outstanding year mainly attributable to its success in obtaining large-scale business and major event bookings. In addition, Mandarin and Westin increased their average room rate by 12% and 5% respectively over 2005. During the year, Westin won "The Best Service Hotel" and "The Most Luxurious Hotel" awards in the "MasterCard The Best of Macau 2006" campaign. Westin was also voted the "Best Business Hotel in Macau" by readers of Business Traveller China magazine for the second consecutive year.

Macau Tower Convention & Entertainment Center ("Macau Tower"), managed by the Group, is a uniquely popular tourist attraction and preferred site for banqueting, business conventions, conferences and exhibitions in Macau. Over 4.5 million people have visited Macau Tower since its opening in 2001. Following the enthusiastic response to its SkyJump, a 233-meter controlled-descent decelerator facility, Macau Tower launched an exciting new Bungy Jump adventure activity in December 2006. Both SkyJump and Bungy Jump are listed in the Guinness World Records as the world's highest adventure facilities in their respective arenas. Macau Tower was awarded the Best Theme Attraction in Asia Pacific in both 2005 and 2006 by TTG Asia, the leading travel trade publication in Asia Pacific. In February 2007, Macau Tower was also awarded the Tourism Medal of Merit by the Macau SAR Government for its outstanding contribution to Macau tourism.

Investments

The Group owns a consolidated interest of approximately 15.8% in Sociedade de Turismo e Diversões de Macau, S.A. ("STDM"). STDM owns an 80% interest in Sociedade de Jogos de Macau, S.A., one of the gaming concessionaires which were granted a concession to operate casinos in Macau by the Macau SAR Government in 2002. In 2006, the Group recognized HK$108.5 million in ordinary dividends declared by STDM for the year 2005, an increase of 16.3% over 2005.

RECENT DEVELOPMENTS AND PROSPECTS

The Group continued to expand its international multi-modal transportation network in the PRD region, and to pursue promising property development projects and investments in the region.

In a major initiative that extended its transportation network to air travel, the Group announced a joint venture with China National Aviation Company Limited to hold a 49% interest in a new Macau-based airline, Macau Asia Express Limited ("MAX"). MAX plans to commence operations in 2007 to destinations in mainland China and other parts of Asia and to offer individual travelers value-for-money flights and travel packages.

In November 2006, Hong Kong International Airport Ferry Terminal Services Limited, in which STCTS owns a 40% interest, entered into an agreement with The Airport Authority Hong Kong to provide management services at SkyPier, the Hong Kong International Airport's new permanent cross-boundary ferry terminal scheduled for completion in 2008. The terminal is one of the key features of the SkyCity development, the major business and leisure development of the Hong Kong International Airport at Lantau Island.

The Group's joint-venture Hong Kong SkyCity Marriott Hotel project is also located in SkyCity. This new five-star waterfront hotel will be developed in two phases for a total of up to 1,000 rooms with 658 rooms in the first phase. The Group holds a 70% interest in the project. Dragages Hong Kong Limited, our joint venture partner, is the main construction contractor of the hotel. Foundation works commenced in November 2006 and completion of the first phase of the hotel project is scheduled in second half of 2008. The hotel will be managed by Marriott Hotels International B.V.

Harbour Mile, the Group's flagship mixed-use development on the Nam Van site which is centrally situated on the waterfront adjacent to Macau Tower, is currently under planning. The Harbour Mile project is designed to encompass residential towers, serviced apartments, a shopping mall, a hotel and a casino. The Group is in discussion with the Macau SAR Government to finalise the development plan.

In June 2006, the property management division formed a joint-venture partnership with ISS Hong Kong Services Limited, a subsidiary of Europe-based ISS Group, the world's largest facility services provider. The new operation is now providing a comprehensive range of cleaning services to commercial and residential developments in Macau.

In July 2006, the Group's retail arm, Macau Matters Company Limited ("MMCL"), was set up to pursue the consumer-related opportunities resulting from the increasing affluence of Macau residents and the rapid growth in Macau visitor arrivals. During the year, MMCL opened two major retail outlets in Macau Tower, Toys "R" Us — Macau and the first Warner Brothers Studio Store in Macau, offering quality retail merchandise with cartoon and movie themes.

The Group obtained a seven-year, HK$5 billion syndicated loan for financing its One Central and Harbour Mile development projects in March 2006. The loan issue was over-subscribed with more than 20 major international and local financial institutions participating in it. The syndicated loan is one of the largest syndicated loans for funding Macau comprehensive property development projects and is the largest corporate loan in the history of the Group. As at 31 December 2006, the Group had a net cash surplus of approximately HK$2.6 billion.

Given Macau's rapid economic growth and the promising potential of the Group's activities and investments there, the Group established a Macau corporate office in October 2006. The office serves as the Group's headquarters to support the management, marketing and sales activities of its businesses and developments in Macau.

The Group is committed to pursuing premium investment opportunities, with long-term growth potential that are synergistic with its core businesses, and strengthen its position as a leading conglomerate in the PRD region.

FINANCIAL REVIEW

Liquidity, Financial Resources and Capital Structure

The Group's bank balances and deposits amounted to HK$3,505 million at 31 December 2006, representing a decrease of HK$359 million from last year end date.

It is the Group's policy to secure adequate funding to match with cash flows required for working capital and investing activities. At 31 December 2006, total loan facilities available to the Group amounted to HK$8,825 million, of which HK$7,898 million remained undrawn. The loan facilities outstanding at the year end amounted to HK$927 million. The maturity profile of the Group's borrowings is set out below:

Maturity Profile

Within 1 year	1-2 years	2-5 years	Over 5 years	Total
10%	84%	<1%	6%	100%

Based on a net cash surplus of HK$2,578 million at the year end, the Group's gearing ratio (expressed as a ratio of net borrowings to equity attributable to equity holders of the Company) was nil (2005: nil). The Group will continue to maintain a prudent gearing ratio and consider to reduce its finance costs.

During the year, 15,078,870 new shares were issued upon exercise of share options and 694,000 shares were repurchased and cancelled. In June 2006, 94,110,954 shares were issued as purchase consideration for the acquisition of Built City Investments Limited, a company holding 51% interest in a joint venture project with Hongkong Land Holdings Limited to develop One Central in Macau. At 31 December 2006, the Group had commitment of approximately HK$2,260 million to finance this development project.

Capital expenditure commitments of the Group amounted to HK$859 million, a major portion of which was related to the Hong Kong SkyCity Marriott Hotel project at the Hong Kong International Airport.

Pledge of Assets

At the year end, certain assets of the Group with an aggregate carrying value of HK$545 million (2005: HK$465 million) were pledged with banks for loan facilities.

Contingent Liabilities

There was no material contingent liabilities of the Group at the year end.

Financial Risk

The Group adopts a conservative policy in financial risk management with minimal exposure to currency and interest rate risks. The funds raised by the Group are on a floating rate basis. None of the Group's outstanding borrowings was denominated in foreign currency at the year end. The Group's principal operations are primarily conducted and recorded in Hong Kong dollars so that the exposure to foreign exchange fluctuations is minimal. The Group engages in fuel hedging activities to minimise its exposure to fluctuations in fuel prices in accordance with the Group's approved treasury policies. It is the Group's policy not to engage in any speculative trading activity.

Human Resources

The Group, including subsidiaries but excluding associates and jointly controlled entities, employed approximately 2,400 employees at the year end. The Group adopts competitive remuneration packages for its employees. Promotion and salary increment are based on performance. Social activities are organised to foster team spirit amongst staff. Staff are encouraged to attend training classes that are related to the Group's businesses.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members will be closed from Monday, 11 June 2007 to Thursday, 14 June 2007, both dates inclusive, during which period no transfer of shares will be registered. In order to qualify for the final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong registrars, Computershare Hong Kong Investor Services Limited, of Shops 1712-1716, 17th Floor Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:30 p.m. on Friday, 8 June 2007.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year ended 31 December 2006, the Company repurchased a total of 694,000 shares on the Stock Exchange of Hong Kong Limited ("Stock Exchange") and details of which are as follows:

Date of Repurchases	Number of Shares Repurchased	Price per Share	
		Highest	Lowest
		HK$	*HK$*
3 October 2006	694,000	9.00	8.92
Total	694,000		

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company is committed to maintaining high standards of corporate governance. As corporate governance requirements change from time to time, the Board periodically reviews its corporate governance practices to meet the rising expectations of shareholders and to comply with increasingly stringent regulatory requirements. In the opinion of the Directors, the Company applied the principles and complied with the relevant code provisions in the Code on Corporate Governance Practices, as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the year ended 31 December 2006.

CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions By Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules as its own code of conduct regarding Directors' securities transactions. Based on specific enquiry of the Directors of the Company, the Directors complied with the required standard, as set out in the Model Code during the year ended 31 December 2006.

REVIEW OF FINANCIAL STATEMENTS

The Group's audited consolidated financial statements for the year ended 31 December 2006 have been reviewed by the Audit Committee of the Company. The figures in respect of the preliminary announcement of the Group's results for the year ended 31 December 2006 have been agreed by the Group's auditors, H. C. Watt & Company Limited, to the amounts set out in the Group's audited consolidated financial statements for the year. The work performed by H. C. Watt & Company Limited in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by H. C. Watt & Company Limited on the preliminary announcement.

PUBLICATION OF FURTHER INFORMATION

All the information required by Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

ANNUAL GENERAL MEETING

The 2007 Annual General Meeting of the Company will be held on Thursday, 14 June 2007. Notice of Annual General Meeting will be published in newspapers and dispatched to shareholders of the Company in due course.

By order of the Board
Stanley Ho
Group Executive Chairman

Hong Kong, 16 April 2007

As at the date hereof, the executive Directors are Dr. Stanley Ho, Ms. Pansy Ho, Ms. Daisy Ho, Dr. Ambrose So, Mr. Patrick Huen, Mr. Anthony Chan, Ms. Maisy Ho and Mr. David Shum.

The non-executive Directors are Dató Dr. Cheng Yu Tung and Mrs. Louise Mok and the independent non-executive Directors are Sir Roger Lobo, Mr. Norman Ho, Mr. Charles Ho and Mr. Yeh V-Nee.

Please also refer to the published version of this announcement in South China Morning Post.

END